     As filed with the Securities and Exchange Commission on May 3, 1996.

                                                Registration No. 33-

- --------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                 ------------

                         FIRST CHICAGO NBD CORPORATION
            (Exact name of registrant as specified in its charter)

          DELAWARE                    38-1984850             6711
(State or other jurisdiction of    (I.R.S. employer    (Primary Standard
incorporation or organization)      identification     Industrial Classification
                                        number)        Code Number)

                         One First National Plaza
                         Chicago, Illinois 60670
                         (312) 732-4000
                         (Address, including zip code,
                          and telephone number,
                          including area code, of
                          Registrant's principal
                          executive offices)

                               Robert A. Rosholt
                         First Chicago NBD Corporation
                           One First National Plaza
                            Chicago, Illinois 60670
                    (Name and address of agent for service)
                                (312) 732-3209
         (Telephone number, including area code, of agent for service)

                                  Copies to:

Sherman I. Goldberg, Esq.                 Christopher R. Kelly, P.C.
First Chicago NBD Corporation             Silver, Freedman & Taff, L.L.P.
One First National Plaza                  1100 New York Avenue, N.W.
Chicago, Illinois 60670                   Washington, D.C. 20005-3934


                        CALCULATION OF REGISTRATION FEE

- -----------------------------------------------------------------------------------------------------------
                                                            Proposed        Proposed
                                                            Maximum         Maximum
Title of each Class of Securities to    Amount to be     Offering Price     Aggregate         Amount of
           be Registered                Registered (1)     Per Share     Offering Price    Registration Fee
- -----------------------------------------------------------------------------------------------------------
Common Stock, $1 par value..........      528,150             (2)        $17,681,522(3)     $6,098
- -----------------------------------------------------------------------------------------------------------

(1)This Registration Statement covers the maximum number of the shares of Registrant's Common Stock that would be issued, or reserved for issuance, in the transaction described herein or upon exercise of the options issued in, or the employee benefit plans assumed as contemplated in, the transaction described herein.
(2)Not applicable.
(3)Computed pursuant to Rule 457(f)(1), based upon the market value of the securities to be cancelled in the merger (693,393 shares of common stock of Barrington Bancorp, Inc., par value $.01 per share).

   Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and all other conditions precedent to the merger of Barrington Bancorp, Inc. with and into the Registrant have been satisfied or waived as described in the enclosed Proxy Statement/Prospectus.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a) may determine.

                         FIRST CHICAGO NBD CORPORATION

         Cross-Reference Sheet for Registration Statement on Form S-4

                                      and

                          Proxy Statement/Prospectus

                                                                                  Location in Joint Proxy
                   S-4 Item                                                        Statement-Prospectus
                   --------                                                       -----------------------
INFORMATION ABOUT THE TRANSACTION

1.   Forepart of Registration Statement and Outside Front
       Cover Page of Prospectus....................................    Facing Page of Registration Statement; Cross-
                                                                         Reference Sheet; Cover Page

2.   Inside Front and Outside Back Cover Pages of
       Prospectus..................................................    Available Information; Incorporation of Certain Documents by
                                                                         Reference; Table of Contents

3.   Risk Factors, Ratio of Earnings to Fixed Charges and
       Other Information...........................................    Summary of Proxy Statement/Prospectus; Selected Consolidated
                                                                         Financial Data of First Chicago NBD Corporation; Selected
                                                                         Consolidated Financial Information of Barrington
                                                                         Bancorp, Inc.; Comparative Unaudited Per Share and Pro
                                                                         Forma Data; Comparative Stock Prices and Dividend
                                                                         Information

4.   Terms of the Transaction.......................................   Summary of Proxy Statement/Prospectus; The Merger,
                                                                         Description of FCN Capital Stock; Comparison of the
                                                                         Common Stock of FCN and Barrington Bancorp

5.   Pro Forma Financial Information...............................    Not Applicable

6.   Material Contacts with the Company Being Acquired.............    The Merger; Interest of Certain Persons in the Merger

7.   Additional Information Required for Reoffering by
       Persons and Parties Deemed to be Underwriters...............    Not Applicable

8.   Interests of Named Experts and Counsel........................    Experts; Legal Matters

9.   Disclosure of Commission Position on Indemnification
       for Securities Act Liabilities..............................    Not Applicable

INFORMATION ABOUT THE REGISTRANT

10.  Information with Respect to S-3 Registrants...................    Not Applicable

11.  Incorporation of Certain Information by Reference.............    Incorporation of Certain Documents by Reference

12.  Information with Respect to S-2 or S-3 Registrants............    Not Applicable

13.  Incorporation of Certain Information by Reference.............    Not Applicable

14.  Information with Respect to Registrants Other Than
       S-2 or S-3 Registrants......................................    Not Applicable

INFORMATION ABOUT THE COMPANY BEING ACQUIRED

15.  Information with Respect to S-3 Companies.....................    Not Applicable

16.  Information with Respect to S-2 or S-3 Companies..............    Not Applicable

17.  Information with Respect to Companies Other Than
       S-2 or S-3 Companies........................................    Summary of Proxy Statement/Prospectus; Business of Barrington
                                                                         Bancorp; Supervision and Regulation; Management's
                                                                         Discussion and Analysis of Financial Condition and
                                                                         Results of Operations; Barrington Bancorp and Subsidiary
                                                                         Consolidated Financial Statements

                                                                                  Location in Joint Proxy
                   S-4 Item                                                        Statement/Prospectus
                   --------                                                       -----------------------
VOTING AND MANAGEMENT INFORMATION

18.  Information if Proxies, Consents or Authorizations are
       to be Solicited..............................................   Cover Page; Summary of Proxy Statement/Prospectus; The
                                                                         Meeting; The Merger; Proposal II-Election of
                                                                         Directors

19.  Information if Proxies, Consents or Authorizations are
       not to be Solicited, or in an Exchange Offer.................   Not Applicable

                     [BARRINGTON BANCORP, INC. LETTERHEAD]

                                                     May 7, 1996

Dear Barrington Bancorp, Inc. Stockholder:

     On behalf of the Board of Directors and management of Barrington Bancorp, Inc. ("Barrington Bancorp") we cordially invite you to attend an Annual Meeting of Stockholders to be held on June 5, 1996 at 2:00 p.m., local time, at the main office of Barrington Bancorp.

     At the Annual Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger dated as of January 25, 1996 (the "Merger Agreement") pursuant to which Barrington Bancorp will be merged (the "Merger") with and into First Chicago NBD Corporation ("FCN"). Upon consummation of the Merger each share of common stock of Barrington Bancorp (other than shares held by holders who perfect dissenters' rights and other excluded shares) will be converted into the right to receive and be exchangeable into a number of shares of FCN common stock (the "FCN Common Stock") equal to a fraction, the numerator of which shall be equal to $25.85 and the denominator of which shall be equal to the average closing price per share of FCN Common Stock as reported on the New York Stock Exchange Composite Transaction Tape for the ten consecutive trading days ending on the fifth trading day prior to the Effective Time, as defined in the Merger Agreement.

     You will also be asked to consider and vote upon the election of two directors of Barrington Bancorp to serve until completion of the Merger or, in the event the Merger is not consummated, until the expiration of their three year term or until their respective successors are elected and qualified.

     Finally, you will be asked to ratify the appointment of KPMG Peat Marwick LLP as auditors of Barrington Bancorp for the fiscal year ending December 31, 1996 in the event the Merger is not consummated.

     The proposed Merger has been approved by the Board of Directors of Barrington Bancorp. Your Board of Directors has determined that the Merger is in the best interests of Barrington Bancorp and its stockholders and recommends that you vote FOR approval of the Merger Agreement. The investment banking firm of Hovde Financial, Inc. has issued its written opinion to your Board of Directors regarding the fairness of the consideration to be paid by FCN pursuant to the Merger Agreement as of the date of such opinion. The Hovde Financial, Inc. opinion is reproduced in full as Appendix II to the acccompanying Proxy Statement/Prospectus, and you are urged to read the opinion carefully.

     Consummation of the Merger is subject to certain conditions, including, but not limited to, approval by the requisite vote of the stockholders of Barrington Bancorp and certain regulatory approvals.

     The accompanying Notice of Annual Meeting and Proxy Statement/Prospectus describe the Merger and provide specific information regarding the Annual Meeting. Please read these materials carefully.

     It is very important that your shares are represented at the Annual Meeting, whether or not you plan to attend in person. The affirmative vote of the holders of a majority of the outstanding shares of Barrington Bancorp is required for approval of the Merger Agreement. Therefore, I urge you to execute, date and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible to assure that your shares will be voted at the Annual Meeting. Any proxy given pursuant to this solicitation or otherwise may be revoked by the person giving it at any time before it is voted by delivering a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares of the common stock of Barrington Bancorp to the Secretary of Barrington Bancorp at the above address or by attending the Annual Meeting and voting in person. You should not send in your Barrington Bancorp stock certificates at this time.

     On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR approval of the Merger Agreement.

                                        Sincerely,



                                        Hugh H. Palmer
                                        President and Chief Executive Officer

                            BARRINGTON BANCORP, INC.
                              120 S. Hough Street
                          Barrington, Illinois  60010
                                 (847) 381-4242

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                           To be Held on June 5, 1996

     Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of Barrington Bancorp, Inc. ("Barrington Bancorp") will be held at 2:00 p.m., local time, on June 5, 1996, at the main office of Barrington Bancorp, located at 120 S. Hough Street, Barrington, Illinois.

     A proxy card and a Proxy Statement/Prospectus for the Annual Meeting are enclosed.

     The Annual Meeting is for the purpose of considering and acting upon:

     (i) the approval and adoption of the Agreement and Plan of Merger, dated as of January 25, 1996, between Barrington Bancorp and First Chicago NBD Corporation, as more fully described in the accompanying Proxy Statement/Prospectus;

     (ii)  the election of two directors of Barrington Bancorp;

     (iii) the ratification of the appointment of KPMG Peat Marwick LLP as the auditors of Barrington Bancorp for the fiscal year ending December 31, 1996; and

such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof. The Board of Directors is not aware of any other business to come before the Annual Meeting.

     Any action may be taken on the foregoing proposals at the Annual Meeting on the date specified above, or on any date or dates to which the Annual Meeting may be adjourned or postponed. Only stockholders of record at the close of business on May 2, 1996 are the stockholders entitled to vote at the Annual Meeting and any adjournments or postponements thereof.

     You are requested to complete, sign and date the enclosed proxy, which is solicited on behalf of the Board of Directors, and to mail it promptly in the enclosed postage paid return envelope. The proxy will not be used if you attend and vote at the Annual Meeting in person.

                                   By Order of the Board of Directors


                                   Georgeanna Smalarz
                                   Corporate Secretary

Barrington, Illinois
May 7, 1996

- --------------------------------------------------------------------------------
IMPORTANT:  THE PROMPT RETURN OF PROXIES WILL SAVE BARRINGTON BANCORP THE
EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE ANNUAL
MEETING.  A PRE-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.  NO
POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.
- --------------------------------------------------------------------------------

                                PROXY STATEMENT
                                       OF
                            BARRINGTON BANCORP, INC.

        FOR THE ANNUAL MEETING OF BARRINGTON BANCORP, INC. STOCKHOLDERS
                           TO BE HELD ON JUNE 5, 1996

                      -----------------------------------
                                   PROSPECTUS
                                       OF
                         FIRST CHICAGO NBD CORPORATION
                                      FOR
                            UP TO 528,150 SHARES OF
                                  COMMON STOCK
                           $1.00 PAR VALUE PER SHARE

                     -------------------------------------

     This Proxy Statement/Prospectus relates to the proposed merger of Barrington Bancorp, Inc. ("Barrington Bancorp"), a Delaware corporation, with and into First Chicago NBD Corporation ("FCN"), a Delaware corporation, as contemplated by the Agreement and Plan of Merger, dated as of January 25, 1996 (the "Merger Agreement"), between Barrington Bancorp and FCN (the "Merger"). The Merger Agreement is included as Appendix I and incorporated herein by reference.

     This Proxy Statement/Prospectus is being furnished to the holders of shares of common stock, par value $.01 per share, of Barrington Bancorp ("Barrington Bancorp Common Stock") in connection with the solicitation of proxies by the Board of Directors of Barrington Bancorp for use at the annual meeting of stockholders of Barrington Bancorp (the "Annual Meeting") to be held at 2:00 p.m., local time, on June 5, 1996 at the main office of Barrington Bancorp, and at any and all adjournments or postponements thereof.

     This Proxy Statement/Prospectus also constitutes a prospectus of FCN filed as part of the Registration Statement (defined below) with respect to up to 528,150 shares of common stock, $1.00 par value per share, of FCN ("FCN Common Stock") to be issued upon consummation of the Merger pursuant to the terms of the Merger Agreement.

     Subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of Barrington Bancorp Common Stock issued and outstanding immediately prior to the Merger (other than shares held by stockholders who perfect dissenters' rights and other excluded shares) will be converted into the right to receive and be exchangeable into a number of shares of FCN Common Stock (rounded to the nearest thousandth of a share) equal to a fraction (the "Exchange Ratio"), the numerator of which shall be equal to $25.85 and the denominator of which shall be equal to the average closing price per share of FCN Common Stock as reported on the New York Stock Exchange Composite Transactions Tape for the ten consecutive trading days ending on the fifth trading day prior to the Effective Time, as defined herein. For a more complete description of the Merger Agreement and the terms of the Merger, see "The Merger."

     The outstanding shares of FCN Common Stock are, and the shares of FCN Common Stock offered hereby will be, listed on the New York Stock Exchange ("NYSE"). The closing sales price of FCN Common Stock on the NYSE on May 2, 1996 (the latest practical date prior to the mailing of the Proxy Statement/Prospectus) was $40.00 per share. The Barrington Bancorp Common Stock is quoted on the Nasdaq SmallCap Market. The last reported bid price of the Barrington Bancorp Common Stock on the Nasdaq SmallCap Market on May 2, 1996 (the latest practical date prior to the mailing of this Proxy Statement/Prospectus) was $25.50 per share.

                       ---------------------------------
NEITHER THIS TRANSACTION NOR THESE SECURITIES HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THE OFFICE OF THRIFT SUPERVISION (THE "OTS"), THE OFFICE OF THE COMPTROLLER OF THE CURRENCY (THE "OCC"), THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (THE "FRB"), ANY STATE SECURITIES COMMISSION, OR ANY OTHER GOVERNMENTAL AGENCY, NOR HAS THE SEC, THE OTS, THE OCC, THE FRB, ANY STATE SECURITIES COMMISSION, OR ANY OTHER AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF FCN COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS

ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE BANK INSURANCE FUND OR THE SAVINGS ASSOCIATION INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                       ---------------------------------
     This Proxy Statement/Prospectus, the accompanying notices and the accompanying form of proxy are first being mailed to stockholders of Barrington Bancorp on or about May 7, 1996.

                             AVAILABLE INFORMATION

     FCN and Barrington Bancorp are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by FCN and Barrington Bancorp can be obtained, upon payment of prescribed fees, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. In addition, such information can be inspected and copied at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Such material with respect to Barrington Bancorp also should be available for inspection at the offices of the Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. Such material with respect to FCN also should be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York, 10005; the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois, 60605; and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California, 94104.

     FCN has filed with the SEC a registration statement on Form S-4 (together with all amendments, schedules, and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of FCN Common Stock to be issued pursuant to and as contemplated by the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. The Registration Statement is available for inspection and copying as set forth above. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus as to the contents of any contract or other document are not necessarily complete (although all material information is provided), and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     All information contained in this Proxy Statement/Prospectus with respect to FCN and its subsidiaries has been supplied by FCN, and all information with respect to Barrington Bancorp and its subsidiary has been supplied by Barrington Bancorp.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Proxy Statement/Prospectus incorporates by reference documents which are not presented herein or delivered herewith. Such documents (excluding exhibits not specifically incorporated by reference) are available, without charge, to any person, including any beneficial owner, to whom this Proxy Statement/Prospectus is delivered, upon the written or oral request of such person, to First Chicago NBD Corporation, One First National Plaza, Mail Suite 0460, Chicago, Illinois, 60670; telephone (312) 732-4812, Attention: Investor Relations.

     The following documents previously filed by FCN (Commission File No. 1-7127) with the SEC pursuant to the Exchange Act are incorporated herein by reference:

     (i)  FCN's Annual Report on Form 10-K for the year ended December 31, 1995;

     (ii) FCN's Current Reports on Form 8-K dated January 16, 1996, January 26, 1996 and April 15, 1996;

     (iii) The description of FCN Common Stock set forth in the registration statement of NBD Bancorp, Inc., a predecessor of FCN ("NBD"), pursuant to Section 12 of the Exchange Act and any amendment or report filed with the SEC by NBD or FCN for the purpose of updating such description; and

     (iv) All documents filed by FCN with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Meetings shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                       ---------------------------------

     No person is authorized to give any information or to make any representation other than those contained or incorporated by reference in this Proxy Statement/Prospectus, and if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities pursuant to this Proxy Statement/Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of FCN or Barrington Bancorp or any of their respective subsidiaries, or in the information set forth herein, since the date of this Proxy Statement/Prospectus.

                              --------------------

                               TABLE OF CONTENTS

                              --------------------

                                                                            Page
                                                                            ----
INTRODUCTION................................................................   i
AVAILABLE INFORMATION.......................................................  ii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................  ii
TABLE OF CONTENTS...........................................................  iv
SUMMARY.....................................................................   1
     The Parties to the Merger..............................................   1
             First Chicago NBD Corporation..................................   1
             Barrington Bancorp, Inc........................................   1
     The Annual Meeting.....................................................   2
             Barrington Bancorp Annual Meeting..............................   2
     The Proposed Merger....................................................   3
             General........................................................   3
             Recommendation of the Board of Directors.......................   3
             Merger Consideration...........................................   3
             Opinion of Financial Advisor...................................   3
             Effective Time and Closing Date................................   4
             Appraisal Rights...............................................   4
             Interests of Certain Persons in the Merger.....................   4
             Conditions to the Merger.......................................   4
             Regulatory Approvals...........................................   4
             Waiver and Amendment; Termination..............................   5
             Stock Option Agreement.........................................   5
             Accounting Treatment...........................................   6
             Conduct of Business Pending the Merger.........................   6
             Expenses.......................................................   6
             Certain Federal Income Tax Consequences of the Merger..........   6
             Effects of the Merger on Rights of Stockholders................   6
             Resales of FCN Common Stock by Affiliates......................   7
             Liquidation Account............................................   7
     Comparative Unaudited per Share and Pro Forma Data.....................   8
     Comparative Stock Prices and Dividend Information......................  10
     Selected Consolidated Financial Data of First Chicago NBD Corporation..  11
     Selected Consolidated Financial Data of Barrington Bancorp, Inc........  13
RECENT FINANCIAL DEVELOPMENTS...............................................  16
     FCN Recent Developments................................................  16
     Barrington Bancorp Recent Developments.................................  18
OTHER RECENT DEVELOPMENTS...................................................  22
THE MEETING.................................................................  22
     Barrington Bancorp Annual Meeting......................................  22
THE MERGER..................................................................  24
     General................................................................  24
     Background of the Merger...............................................  24
     Reasons for the Merger.................................................  25
     Recommendation of the Board of Directors...............................  26
     Merger Consideration...................................................  26
     Opinion of Barrington Bancorp's Financial Advisor......................  27
     Effective Time and Closing Date........................................  31
     Appraisal Rights.......................................................  31
     Fractional Shares......................................................  33

     Exchange of Certificates...............................................  33
     Interests of Certain Persons in the Merger.............................  34
     Representations and Warranties.........................................  36
     Conditions to the Merger...............................................  36
     Regulatory Approvals...................................................  37
     Waiver and Amendment; Termination......................................  38
     Stock Option Agreement.................................................  39
     Conduct of Business Pending the Merger.................................  40
     Expenses...............................................................  41
     Accounting Treatment...................................................  41
     Resales of FCN Common Stock by Affiliates..............................  41
     Certain Federal Income Tax Consequences of the Merger..................  42
DESCRIPTION OF FCN CAPITAL STOCK............................................  43
COMPARISON OF THE COMMON STOCK OF FCN AND BARRINGTON BANCORP................  45
     General................................................................  45
     Anti-Takeover and Supermajority Provisions.............................  45
     Capitalization.........................................................  46
     Board of Directors.....................................................  46
     Action by Stockholders.................................................  46
     Voting Limitation......................................................  47
     Indemnification........................................................  47
     Amendment to Certificate of Incorporation and By-laws..................  47
     Board Review of Certain Transactions...................................  48
BUSINESS OF BARRINGTON BANCORP..............................................  48
     General................................................................  48
     Market Area............................................................  48
     Lending Activities.....................................................  49
     One- to Four-Family Residential Real Estate Lending....................  52
     Construction and Land Lending..........................................  53
     Home Equity Lines of Credit............................................  54
     Commercial Real Estate Lending.........................................  54
     Consumer Lending.......................................................  55
     Mortgage-Backed Securities.............................................  55
     Originations, Purchases and Sales of Loans.............................  55
     Delinquencies and Non-Performing Assets................................  57
     Investment Activities..................................................  61
     Sources of Funds.......................................................  62
     Competition............................................................  66
     Employees..............................................................  67
     Service Corporations...................................................  67
SUPERVISION AND REGULATION..................................................  67
     General................................................................  67
     Federal Regulation of Savings Associations.............................  67
     Insurance of Accounts and Regulation by the FDIC.......................  68
     Regulatory Capital Requirements........................................  69
     Limitations on Dividends and Other Capital Distributions...............  71
     Liquidity..............................................................  72
     Accounting.............................................................  72
     Qualified Thrift Lender Test...........................................  72
     Community Reinvestment Act.............................................  73
     Transactions with Affiliates...........................................  73
     Company Regulation.....................................................  73
     Federal Securities Law.................................................  74
     Federal Reserve System.................................................  74

     Federal Home Loan First Federal System.................................  74
     Federal and State Taxation.............................................  75
     Executive Officers of Barrington Bancorp...............................  76
     Executive Officers of Barrington Bancorp who are not Directors.........  77
     Properties.............................................................  77
     Legal Proceedings......................................................  77
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.........................................  77
     General................................................................  78
     Financial Condition....................................................  78
     Results of Operations..................................................  79
     Comparison of Operating Results for the Years Ended December 31, 1995
      and December 31, 1994.................................................  79
     Comparison of Operating Results for the Years Ended December 31, 1994
      and December 31, 1993.................................................  80
     Asset/Liability Management.............................................  86
     Liquidity and Capital Resources........................................  87
     Impact of Inflation and Changing Prices................................  88
     Significant Accounting Policies........................................  88
BARRINGTON BANCORP AND SUBSIDIARY CONSOLIDATED FINANCIAL STATEMENTS.........  90
     Independent Auditors' Report...........................................  90
     Consolidated Statements of Financial Condition.........................  91
     Consolidated Statements of Operations..................................  92
     Consolidated Statements of Changes in Stockholders' Equity.............  93
     Consolidated Statements of Cash Flows..................................  94
     Notes to Consolidated Financial Statements.............................  96
PROPOSAL II - ELECTION OF DIRECTORS......................................... 116
     Board of Directors' Meetings and Committees............................ 117
     Compensation Committee Interlocks and Insider Participation............ 118
     Director Compensation.................................................. 118
     Executive Compensation................................................. 118
     Benefit Plans.......................................................... 119
     Certain Transactions................................................... 120
PROPOSAL III - RATIFICATION OF APPOINTMENT OF AUDITORS...................... 120
STOCKHOLDER PROPOSALS....................................................... 120
LEGAL MATTERS............................................................... 120
EXPERTS..................................................................... 120
APPENDICES
     I.     Agreement and Plan of Merger.................................... I-1
     II.    Fairness Opinion of Hovde Financial, Inc....................... II-1
     III.   Section 262 of the Delaware General Corporation Law........... III-1

                                    SUMMARY

          The following is a brief summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Certain capitalized terms used in this summary are defined elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be a complete description of all material facts regarding Barrington Bancorp, FCN and the matters to be considered at the Annual Meeting and is qualified in its entirety by, and reference is made to, the more detailed information contained elsewhere in this Proxy Statement/Prospectus, the accompanying Appendices and the documents referred to and incorporated herein by reference.

                           The Parties to the Merger

     First Chicago NBD Corporation

          FCN, incorporated in Delaware in 1972, is a multibank holding company registered under the Bank Holding Company Act of 1956. FCN is the surviving corporation resulting from the merger, effective December 1, 1995, of First Chicago Corporation, a Delaware corporation and registered bank holding company, with and into NBD Bancorp, Inc., also a Delaware corporation and registered bank holding company. FCN engages primarily in four lines of business--Credit Card; Regional Banking, which includes retail banking and middle market banking; Corporate and Institutional Banking; and Corporate Investments. Each of these businesses is conducted through FCN's bank and nonbank subsidiaries. FCN's lead bank subsidiary is The First National Bank of Chicago ("FNBC"). FCN also is the parent corporation of NBD Bank (Michigan), American National Bank and Trust Company of Chicago ("ANB"), FCC National Bank, NBD Bank, N.A. (Indiana), NBD Bank (Illinois) ("NBD Illinois"), NBD Bank (Florida) and several other bank subsidiaries. In addition, FCN directly or indirectly owns the stock of various nonbank companies engaged in businesses related to banking and finance. FCN also directly or indirectly raises funds principally to finance the operations of its nonbank subsidiaries. A substantial portion of FCN's annual income typically has been derived from dividends from its subsidiaries and from interest on loans, some of which are subordinated, to its subsidiaries. At December 31, 1995, FCN had total assets of $122 billion, deposits of $69 billion, and stockholders' equity of $8.5 billion, making FCN the largest bank holding company headquartered in the Midwest.

          FCN routinely explores opportunities for additional acquisitions of financial institutions and other financial services-related businesses and assets. In addition, FCN occasionally sells assets, or exits businesses or markets, determined not to be consistent with FCN's overall business strategy. During 1995, FCN consummated its previously announced acquisitions of Deerbank Corporation and AmeriFed Financial Corp., and the related thrift subsidiary mergers into NBD Illinois. On February 23, 1996, FCN sold substantially all of the assets and deposits of NBD Bank (Ohio). During 1996, FCN intends to consolidate the banking operations of NBD Illinois with those of FNBC and ANB.

          The executive offices of FCN are located at One First National Plaza, Chicago, Illinois, 60670 and its telephone number is (312) 732-4000.

      Barrington Bancorp, Inc.

          Barrington Bancorp is a Delaware corporation formed at the direction of First Federal Savings Bank of Barrington ("First Federal") in December 1993 for the purpose of owning all of the outstanding stock of First Federal issued upon the conversion of First Federal from the mutual to stock form of ownership on May 10, 1994.

          First Federal is a federally chartered stock savings bank originally chartered in 1934 and headquartered in Barrington, Illinois. Its deposits are insured up to the applicable limits by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). First Federal's primary market area covers Barrington, Illinois and the contiguous communities of North Barrington, Lake Barrington, South Barrington, Barrington Hills, Tower Hills and a portion of Inverness, Illinois, which markets are serviced through First Federal's main office located in Barrington. At December 31, 1995, First Federal had total assets of $70.2 million, deposits of $57.3 million, and stockholders' equity of $11.6 million.

          First Federal is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. First Federal attracts deposits from the general public and uses such deposits to originate one- to four-family residential mortgage loans and, to a much lesser extent, construction and commercial real estate loans. First Federal also invests in U.S. Government and agency obligations and other permissible investments.

          The executive offices of Barrington Bancorp are located at 120 S. Hough Street, Barrington, Illinois 60010, and the telephone number at that address is (847) 381-4242. See "Business of Barrington Bancorp."


                               The Annual Meeting

      Barrington Bancorp Annual Meeting

          Meeting Date. The Annual Meeting will be held on June 5, 1996 at the main office of Barrington Bancorp located at 120 S. Hough Street, Barrington, Illinois, at 2:00 p.m., local time, and any and all adjournments or postponements thereof. See "The Meeting--Barrington Bancorp Annual Meeting."

          Record Date. Only holders of record of Barrington Bancorp Common Stock at the close of business on May 2, 1996 (the "Barrington Bancorp Record Date") are entitled to notice of and to vote at the Annual Meeting and any and all adjournments or postponements thereof. See "The Meeting-- Barrington Bancorp Annual Meeting."

          Matters to be Considered. At the Annual Meeting, holders of shares of Barrington Bancorp Common Stock will vote on the following proposals: (i) the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger of Barrington Bancorp with and into FCN; (ii) the election of two directors of Barrington Bancorp (the "Election of Directors") to serve until completion of the Merger or, in the event the Merger is not consummated, until the expiration of their three-year term or until their respective successors are elected and qualified; and (iii) the ratification of the appointment of KPMG Peat Marwick LLP as the auditors of Barrington Bancorp for the fiscal year ending December 31, 1996 (the "Ratification of Auditors"), in the event the Merger is not consummated. Barrington Bancorp stockholders will also consider and vote upon such other matters as may properly be brought before the Annual Meeting. See "The Meeting--Barrington Bancorp Annual Meeting."

          Vote Required. Approval of the Merger Agreement at the Annual Meeting will require the affirmative vote of the holders of a majority of the outstanding shares of Barrington Bancorp Common Stock. The Election of Directors requires a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the Election of Directors. The Ratification of Auditors requires the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. As of the Barrington Bancorp Record Date, there were 661,250 shares of Barrington Bancorp Common Stock outstanding. The affirmative vote of a majority of the shares represented at the Annual Meeting may authorize the adjournment of the meeting. Any proxy for the Annual Meeting given pursuant to this solicitation will be revocable. See "The Meeting--Barrington Bancorp Annual Meeting--Proxies."

          Approval of the Merger Agreement by the stockholders of Barrington Bancorp is a condition to, and required for, consummation of the Merger. See "The Merger--Conditions to the Merger."

          Security Ownership. At May 2, 1996, no persons or entities, other than the Barrington Bancorp Employee Stock Ownership Plan (52,900 shares or 8.00%) and, Hugh H. Palmer, the President and Chief Executive Officer of Barrington Bancorp (46,705 shares or 7.06%), were known by management to beneficially own more than 5% of the then outstanding shares of Barrington Bancorp Common Stock. As of such date, directors and executive officers of Barrington Bancorp and their affiliates were beneficial owners of 156,609 shares, or 23.68% of the then outstanding shares of Barrington Bancorp Common Stock. The directors and executive officers of Barrington Bancorp have indicated that they intend to vote such shares of Barrington Bancorp Common Stock for approval and adoption of the Barrington Bancorp proposals at the Annual Meeting. As of May 2, 1996, FCN was not aware that any of its directors or executive officers were beneficial owners of Barrington Bancorp Common Stock. See "The Meeting -- Barrington Bancorp Annual Meeting."


                              The Proposed Merger

          The following summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Appendix I and incorporated by reference herein.

     General

          The stockholders of Barrington Bancorp are being asked to consider and vote upon a proposal to approve and adopt the Merger Agreement, pursuant to which Barrington Bancorp will be merged with and into FCN, with FCN being
     the surviving entity.   See "The Merger--General."

     Recommendation of the Board of Directors

          The Barrington Bancorp Board of Directors (the "Barrington Bancorp Board") has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and has determined that the Merger is fair to, and in the best interests of, Barrington Bancorp and its stockholders.

     THE BARRINGTON BANCORP BOARD THEREFORE RECOMMENDS A VOTE FOR APPROVAL OF
                                                              ---
     THE MERGER AGREEMENT.

          For a discussion of the factors considered by the Barrington Bancorp Board and the FCN Board of Directors (the "FCN Board") in reaching their decisions to approve the Merger Agreement and the transactions contemplated thereby, see "The Merger--Background of the Merger" and "--Reasons for the Merger."

     Merger Consideration

          Subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of Barrington Bancorp Common Stock issued and outstanding immediately prior to the Merger (other than shares of Barrington Bancorp Common Stock (i) owned by FCN, Barrington Bancorp and their respective subsidiaries other than in a fiduciary capacity and (ii) held by holders who perfect dissenters' rights) will be converted into the right to receive and be exchangeable into a number of shares of FCN Common Stock (rounded to the nearest thousandth of a share) equal to a fraction (which shall be rounded to the nearest thousandth of a share), the numerator of which shall be equal to $25.85 and the denominator of which shall be equal to the average closing price per share of FCN Common Stock (as reported on the New York Stock Exchange Composite Transactions Tape (the "NYSE Tape")) for the ten consecutive trading days ending on the fifth trading day prior to the Effective Time (as defined herein) as reported in the Wall Street Journal, Midwest Edition (the "Merger Consideration"). See "The Merger--Merger Consideration." Each share of FCN Common Stock issued and outstanding at the Effective Time will remain outstanding and unchanged as a result of the Merger.

     Opinion of Financial Advisor

          Barrington Bancorp. Barrington Bancorp has retained Hovde Financial, Inc. ("Hovde") as its financial advisor in connection with the transactions contemplated by the Merger Agreement and to evaluate the financial terms of the Merger. Hovde rendered its oral opinion on January 25, 1996, which was subsequently confirmed in writing, that as of the date of such opinion, the consideration to be paid to Barrington Bancorp stockholders pursuant to the Merger was fair, from a financial point of view, to the holders of Barrington Bancorp Common Stock. The opinion was confirmed on the date of this Proxy Statement/Prospectus. A copy of the opinion of Hovde dated as of January 25, 1996 is attached hereto as Appendix II and should be read in its entirety with respect to the assumptions made, limitations on reviews undertaken and other matters. See "The Merger--Opinion of Barrington

     Bancorp's Financial Advisor" for information regarding, among other things, the selection of Hovde and its compensation for services rendered in connection with the Merger and its rendering of such opinion.

     Effective Time and Closing Date

          The Merger shall become effective at the time and on the date specified in the certificate of merger to be filed with the Secretary of State of Delaware (the "Effective Time"). The Effective Time will occur only after the receipt of all required regulatory approvals, approval of the Merger Agreement by the requisite vote of Barrington Bancorp's stockholders and the satisfaction or waiver of all other conditions to the Merger. The closing of the Merger shall occur on a date mutually agreed upon by FCN and Barrington Bancorp (the "Closing Date"). In the absence of such agreement, the Closing Date shall be on the tenth business day after the last to occur of: (i) the receipt of all consents and approvals of government regulatory authorities as legally required to consummate the Merger and the expiration of all statutory waiting periods; and (ii) the requisite approval of the Merger by the stockholders of Barrington Bancorp. See "The Merger--Effective Time and Closing Date."

     Appraisal Rights

          Under Delaware law, each holder of Barrington Bancorp Common Stock may dissent from the Merger and receive payment of the appraised value of his or her shares of stock, provided the stockholder does not vote in favor of the Merger and complies with certain statutory procedures set forth in
     Section 262 of the Delaware General Corporation Law (the "DGCL"), the text of which is attached hereto as Appendix III. The value determined in such appraisal could be more than, the same as, or less than the value of the consideration to be received under the Merger Agreement by holders of Barrington Bancorp Common Stock who do not dissent from the Merger. A holder of Barrington Bancorp Common Stock who returns an executed proxy which does not indicate either a vote against the Merger or an abstention will be deemed to have voted in favor of the Merger and therefore will have waived his or her appraisal rights. See "The Merger--Appraisal Rights" and Appendix III to this Proxy Statement/Prospectus.

     Interests of Certain Persons in the Merger

          Certain members of Barrington Bancorp's management and Barrington Bancorp's Board may be deemed to have certain interests in the Merger in addition to their interests as stockholders of Barrington Bancorp generally. These include, among others, provisions in the Merger Agreement relating to (i) indemnification and maintenance of director and officer liability insurance coverage, (ii) the formation of an advisory board of directors, (iii) the assumption by FCN of awards granted under the Barrington Bancorp 1994 Stock Option and Incentive Plan (the "Barrington Bancorp Stock Option Plan") and the First Federal Savings and Loan Association of Barrington Recognition and Retention Plan (the "First Federal RRP"), and (iv) certain employment and employee benefit matters. The Barrington Bancorp Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "The Merger--Interests of Certain Persons in the Merger."

     Conditions to the Merger

          The respective obligations of the parties to consummate the Merger are subject to the fulfillment or waiver of certain conditions specified in the Merger Agreement, including, among other things, the receipt of the requisite regulatory and stockholder approvals, the accuracy of the representations and warranties contained therein, the performance of all obligations imposed thereby, the receipt by FCN and Barrington Bancorp of certain legal opinions and certain other conditions customary in transactions of this nature. See "The Merger--Conditions to the Merger."

     Regulatory Approvals

          The Merger is subject to the approval of the Board of Governors of the Federal Reserve System (the "FRB") and the Office of Thrift Supervision (the "OTS"). It is also a condition to the Merger that the proposed merger of First Federal with and into FNBC, with FNBC surviving the merger (the "Subsidiary Bank Merger"), be approved by the Office of the Comptroller of the Currency (the "OCC") prior to the Effective Time. FCN filed applications for approval of the Merger with the FRB and the OTS on February 29 and March 7, 1996, respectively. FCN filed an application with the OCC for approval of the Subsidiary Bank Merger on March 1, 1996. FCN received the approval of the FRB and the OCC, respectively on April 1 and April 17, 1996, and anticipates obtaining the approval of the OTS during the second quarter of 1996. There can be no assurance that the OTS will approve the Merger or the Subsidiary Bank Merger, or the timing of the receipt of any such approval. It is a condition to the consummation of the Merger that the OCC, FRB and OTS approvals be obtained and shall be in full force and effect and all related waiting periods required by law shall have expired.

          In addition, under federal law, the United States Department of Justice (the "Department of Justice") may file objections to the Merger under the federal antitrust laws. The Department of Justice could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger. While FCN believes that the likelihood of such action by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate such a proceeding. See "The Merger--Conditions to the Merger" and "--Regulatory Approvals."

     Waiver and Amendment; Termination

          To the extent permitted under applicable law, the Merger Agreement may be amended at any time by written agreement of the parties whether before or after the vote by stockholders. Under certain circumstances such amendment may be made without further approval of Barrington Bancorp's stockholders. However, after approval of the Merger Agreement by the stockholders of Barrington Bancorp, the Merger Agreement may not be amended in a manner which modifies either the value or form of the Merger Consideration. In addition, FCN and Barrington Bancorp may amend the Merger Agreement without the approval of their respective Board of Directors to the extent such amendments constitute technical changes to the Merger Agreement not inconsistent with the Merger Agreement to effect regulatory approval of the Merger Agreement or facilitate any regulatory or governmental filing required in order to consummate the transactions contemplated by the Merger Agreement.

          Any term, provision or condition to the Merger Agreement (other than Barrington Bancorp stockholder approval of the Merger Agreement) may be waived in writing by the party which is entitled to the benefits thereunder. The failure of FCN or Barrington Bancorp to require the performance of any provision in the Merger Agreement will not affect either party's right at a later time to enforce such provision.

          The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval of the matters presented herein by Barrington Bancorp stockholders: (i) by mutual written consent of the Boards of Directors of FCN and Barrington Bancorp; (ii) at any time prior to the Effective Time by FCN or Barrington Bancorp if there is a final judicial or regulatory determination that any material provision of the Merger Agreement is illegal, invalid or unenforceable or denying any regulatory application required to consummate the Merger; (iii) at any time on or prior to December 31, 1996 in the event that any of the conditions precedent to the obligations of either party are impossible to be satisfied or fulfilled by such date; (iv) if the required approval of the Barrington Bancorp stockholders is not obtained; (v) by the non-breaching party if the other party has materially breached any representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach would result in a failure to satisfy the closing conditions set forth in the agreement and which cannot be or is not cured within 30 days after written notice of such breach has been provided by the non-breaching party; and (vi) by FCN or Barrington Bancorp on or after December 31, 1996, in the event the Merger has not been consummated by such date. For additional information regarding FCN and Barrington Bancorp's rights to terminate the Merger, see "The Merger--Waiver and Amendment; Termination."

     Stock Option Agreement

          As an inducement to FCN to enter into the Merger Agreement, FCN and Barrington Bancorp entered into the Barrington Bancorp Stock Option Agreement dated as of January 25, 1996 (the "Stock Option Agreement"), pursuant to which Barrington Bancorp granted FCN an option to purchase from Barrington Bancorp up to an aggregate of 131,500 shares of Barrington Bancorp Common Stock, or approximately 19.9% of the currently outstanding Barrington Bancorp Common Stock, at a price of $20.50 per share (the "Barrington Bancorp Option").

          FCN may exercise the Barrington Bancorp Option only upon the occurrence of certain events described therein (none of which has occurred as of the date hereof). Depending on the number of shares purchased, exercise of the option may be subject to the prior approval of certain government regulatory authorities.

          The Stock Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Consequently, certain aspects of the Stock Option Agreement may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all or a significant interest in Barrington Bancorp from considering or proposing such an acquisition. See "The Merger--Stock Option Agreement."

     Accounting Treatment

          The Merger is expected to qualify as a "purchase" for accounting and financial reporting purposes. See "The Merger--Accounting Treatment."

     Conduct of Business Pending the Merger

          Barrington Bancorp has agreed to conduct its business prior to the Effective Time in accordance with certain guidelines set forth in the Merger Agreement. See "The Merger--Conduct of Business Pending the Merger."

     Expenses

          All expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses, provided that the expenses of printing and mailing this Proxy Statement/Prospectus and filing and other fees paid to the SEC in connection with the Merger shall be shared equally by FCN and Barrington Bancorp. See "The Merger--Expenses."

     Certain Federal Income Tax Consequences of the Merger

          The Merger is expected to qualify for federal income tax purposes as a tax-free reorganization. It is a condition to the consummation of the Merger that Barrington Bancorp and FCN each receive an opinion of counsel to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). See "The Merger--Certain Federal Income Tax Consequences of the Merger" and "--Conditions to the Merger."

          BARRINGTON BANCORP STOCKHOLDERS SHOULD READ CAREFULLY THE DISCUSSION SET FORTH UNDER THE "THE MERGER--CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER." HOLDERS OF BARRINGTON BANCORP COMMON STOCK SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

     Effects of the Merger on Rights of Stockholders

          As a result of the Merger, holders of Barrington Bancorp Common Stock who receive shares of FCN Common Stock will become stockholders of FCN. For a comparison of the certificate of incorporation and by-law provisions of FCN and Barrington Bancorp governing the rights of FCN and Barrington Bancorp stockholders, see "Comparison of the Common Stock of FCN and Barrington Bancorp."

     Resales of FCN Common Stock by Affiliates

          The shares of FCN Common Stock to be issued in the Merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any stockholder who may be deemed to be an "affiliate" of Barrington Bancorp for purposes of Rule 145 under the Securities Act as of the date of the Barrington Bancorp Annual Meeting. Affiliates of Barrington Bancorp may not sell their shares of FCN Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. For additional information on resales of FCN Common Stock by affiliates of Barrington Bancorp, see "The Merger--Resales of FCN Common Stock by Affiliates."

     Liquidation Account

          In connection with its conversion from mutual to stock form of ownership, First Federal was required to establish a "liquidation account" for the benefit of savings account holders at the time of the conversion. The liquidation account grants such savings account holders who have continued to maintain their savings accounts at First Federal the right to a priority distribution from the liquidation account before any distribution is made with respect to Barrington Bancorp Common Stock in the event of a complete liquidation of First Federal. Neither the Merger nor the Subsidiary Bank Merger constitutes a complete liquidation and will not trigger a distribution from the liquidation account. Upon consummation of the Merger and the Subsidiary Bank Merger, the liquidation account will be maintained by FNBC.

               COMPARATIVE UNAUDITED PER SHARE AND PRO FORMA DATA

     The unaudited information set forth in the following tables reflects certain comparative per common share data related to earnings per share, cash dividends declared per share and book value per share (i) on a historical basis for FCN and Barrington Bancorp; (ii) on a pro forma combined basis per share of FCN Common Stock assuming consummation of the Merger; and (iii) on an equivalent pro forma combined basis per share of Barrington Bancorp Common Stock assuming consummation of the Merger.

     The information shown below should be read in conjunction with the consolidated historical financial statements of FCN and Barrington Bancorp, including the respective notes thereto, which, in the case of FCN, are incorporated by reference in this Proxy Statement/Prospectus and, in the case of Barrington Bancorp, are presented herein. The pro forma data is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations which would have been realized had the Merger been consummated during the periods or as of the dates for which the pro forma data is presented.

     See "Incorporation of Certain Documents by Reference," "Barrington Bancorp and Subsidiary Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations.


FCN Common Stock
                                            Full Year        First Quarter
                                               1995              1996
                                            ---------        -------------
Earnings per share - primary:
  Historical...............................  $ 3.45             $ 1.04
  Pro forma(1).............................    3.44               1.04

Earnings per share - fully diluted:
  Historical...............................  $ 3.41              $1.03
  Pro forma(1).............................    3.40               1.02

Cash dividends declared per share:
  Historical...............................  $ 1.35             $ 0.36

Book value per share - end of period:
  Historical...............................  $25.25             $25.70
  Pro forma(2).............................   25.27              25.72
  Pro forma - after stock repurchase(3)....   25.25              25.70
Barrington Bancorp Common Stock
Earnings per share - primary:
  Historical...............................  $ 0.57             $ 0.06
  Pro forma(4).............................    2.22               0.67

Earnings per share - fully diluted:
  Historical...............................  $ 0.57             $ 0.06
  Pro forma(4).............................    2.20               0.66

Cash dividends declared per share:
  Historical...............................  $ 0.28             $ 0.07
  Pro forma(4).............................    0.87               0.23

Book value per share - end of period:
  Historical...............................  $17.49             $17.56
  Pro forma(4).............................   16.32              16.62
  Pro forma - after stock repurchase (4)...   16.31              16.60

(1) Gives effect to the Merger as if it had occurred at the beginning of the period presented and assumes a $40 per share price of FCN Common Stock. In calculating pro forma earnings per share, no adjustments to the pro forma amounts have been made to reflect potential expense reductions or revenue enhancements which may result from the Merger.
(2) Pro forma book value per share gives effect to the Merger as if it had occurred at the end of the period presented and reflects the addition of $17 million of common equity through the issuance of 427,000 shares of FCN Common Stock. The actual number of shares of FCN Common Stock to be issued in the Merger may be more or less than 427,000.
(3) Pro forma book value per share - after stock repurchase assumes the repurchase by FCN of an equivalent number of shares of FCN Common Stock as is issued in connection with the Merger, at a $40 per share price.
(4) Gives effect to the exchange of one share of Barrington Bancorp Common Stock for 0.646 of a share of FCN Common Stock. These pro forma amounts would decrease if the per share price of FCN Common Stock used to calculate the Merger Consideration exceeds $40 per share.

               COMPARATIVE STOCK PRICES AND DIVIDEND INFORMATION

     FCN Common Stock is quoted on the NYSE Tape under the symbol "FCN." Barrington Bancorp Common Stock is quoted on The Nasdaq SmallCap Market under the symbol "BABC." FCN Common Stock is also quoted on the Chicago and Pacific Stock Exchanges.

     The following table sets forth the comparative high and low sales prices for FCN Common Stock and Barrington Bancorp Common Stock for the periods indicated, as quoted on the NYSE Tape in the case of FCN and as quoted on The Nasdaq SmallCap Market (bid prices) in the case of Barrington Bancorp, and the quarterly cash dividends per share declared, for the periods indicated. The stock prices do not include retail mark-ups, mark-downs or commissions. Barrington Bancorp Common Stock began trading on May 10, 1994. FCN Common Stock began trading under the symbol "FCN" on December 1, 1995; prior to that date, it traded under the symbol "NBD".

                                 FCN                         Barrington Bancorp
                             Common Stock                       Common Stock
                      ---------------------------  --------------------------------------
                       High      Low    Dividends     High          Low         Dividends
                      -------  -------  ---------  -----------  -----------    ----------
1994 Calendar Year
 First Quarter......  $30 3/4  $27 1/4   $ .30       $ N/A         $ N/A         $ N/A
 Second Quarter.....   32       27 3/8     .30        15.50/(1)/    10.75/(1)/     ---
 Third Quarter......   33       28 3/8     .30        17.50         14.75          ---
 Fourth Quarter.....   31       26 3/4     .33        17.75         14.50          ---

1995 Calendar Year
 First Quarter......   32 7/8   27 3/8     .33        19.50         14.50          .07
 Second Quarter.....   33 1/4   30 1/8     .33        20.25         18.50          .07
 Third Quarter......   39 1/4   31 1/2     .33        20.00         19.00          .07
 Fourth Quarter.....   42 1/2   36 1/2     .36        20.00         18.50          .07

1996 Calendar Year
 First Quarter......   44 1/4   34  3/4     .36        24.75         18.50          .07

/(1)/ Reflects the period from May 10, 1994 through June 30, 1994.

     The following table sets forth the closing sales price of FCN Common Stock and the closing bid price of Barrington Bancorp Common Stock on January 25, 1996 (the last trading day prior to the public announcement of the proposed Merger) and May 2, 1996 (the latest practicable trading day before the printing of this Proxy Statement/Prospectus).

                           FCN Common      Barrington Bancorp        Pro Forma Equivalent
                             Stock            Common Stock               Per Share(1)
                           ----------      ------------------        --------------------
Market value per share:
  January 25, 1996 .......    $38.25             $18.75                    $25.85
  May 2, 1996 ............     40.00              25.50                     25.85

(1) The equivalent market value per share of Barrington Bancorp Common Stock is assumed to be $25.85 based upon the formula specified in the Merger Agreement for calculating the Merger Consideration. The actual equivalent market value per share may be more or less than $25.85 because the Merger Consideration is calculated based upon the average closing price of FCN Common Stock over a ten trading day period ending on the fifth day before the Effective Time.

     Stockholders are advised to obtain current market quotations for FCN Common Stock and Barrington Bancorp Common Stock. No assurance can be given as to the market price of FCN Common Stock or Barrington Bancorp Common Stock at the Effective Time.

     SELECTED CONSOLIDATED FINANCIAL DATA OF FIRST CHICAGO NBD CORPORATION

     The following table sets forth certain unaudited selected historical consolidated financial information for FCN. The information is qualified in its entirety by the consolidated financial statements and notes thereto of FCN which are incorporated herein by reference. See "Available Information" and "Incorporation of Certain Documents by Reference" and "Recent Financial Developments--FCN Recent Developments."

                                                  At March 31,                            At December 31,
                                              --------------------     --------------------------------------------------
                                                1996        1995          1995       1994       1993      1992      1991
                                              --------    --------     ---------  ---------  --------  --------  --------
                                                   (Unaudited)
                                                           (Dollars in Millions, Except Per Share Data)
Summary of Income
- -----------------
Net interest income........................   $    885    $    794     $  3,208   $  2,956   $ 2,784   $ 2,692   $ 2,418
Provision for credit losses................        175          85          510        276       390       653       606
Provision for assets held for accelerated
 disposition/(1)/..........................        ---         ---          ---        ---       ---       625       ---
Noninterest income.........................        626         603        2,591      2,393     2,769     2,018     1,703
Merger-related charges.....................        ---         ---          267        ---       ---        76       ---
Other noninterest expense..................        828         799        3,268      3,220     3,161     3,084     2,867
Income before cumulative effect of changes
 in accounting  principles.................        340         336        1,150      1,221     1,290       224       478
Net income.................................        340         336        1,150      1,221     1,290       394       478
Earnings Per Share
- ------------------
Primary:
  Income before cumulative effect of
  changes in accounting principles.........   $   1.04    $   1.01     $   3.45   $   3.62   $  3.91   $  0.60   $  1.56
  Net income...............................       1.04        1.01         3.45       3.62      3.91      1.17      1.56
Fully diluted:
  Income before cumulative effect of
  changes in accounting principles.........       1.03        0.99         3.41       3.58      3.79      0.60      1.55
  Net income...............................       1.03        0.99         3.41       3.58      3.79      1.17      1.55
Period-End Balances
- -------------------
Total assets...............................   $115,465    $119,915     $122,002   $112,763   $93,140   $90,011   $87,573
Long-term debt.............................      8,011       7,639        8,163      7,246     5,250     4,175     3,822
 Total stockholders' equity................      8,624       8,159        8,450      7,809     7,499     6,323     5,660
Common Share Data
Dividends declared.........................   $   0.36    $   0.33     $   1.35   $   1.23   $  1.08   $  1.04   $  0.95
Book value, period-end.....................      25.70       23.54        25.25      22.60     21.25     18.27     18.06
Market price, period-end...................     41 1/2      32 1/2       39 1/2     27 3/8    29 3/4    32 3/4    29 3/4
Capital Ratios/(2)/
- --------------
Common equity-to-assets ratio..............        7.3%        6.7%         6.9%       6.8%      7.6%      6.5%      6.0%
Regulatory leverage ratio(3)...............        7.3         7.3          6.9        7.3       7.8       6.6       6.5
Risk-based capital(3)
  Tier 1 ratio.............................        8.0         8.4          7.8        8.6       9.0       7.4       6.5
  Total capital ratio......................       12.2        12.7         11.8       13.0      13.6      11.3       9.8

(1) Of the total provision, $491 million relates to loans and $134 million relates to other real estate held for accelerated disposition.
(2) Net of investment in First Chicago Capital Markets, Inc., FCN's wholly-owned subsidiary authorized to underwrite, trade and deal in securities.
(3) Ratios as of March 31, 1996 are estimated.

       SELECTED CONSOLIDATED FINANCIAL DATA OF BARRINGTON BANCORP, INC.

     Set forth below are selected historical consolidated financial and other data of Barrington Bancorp. This financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes to the Consolidated Financial Statements presented elsewhere in this Proxy Statement/Prospectus. See also "Recent Financial Developments--Barrington Bancorp Recent Developments."

                                                                        At December 31,
                                                    --------------------------------------------------------
                                                     1991(1)     1992(1)     1993(1)     1994(2)      1995
                                                    ----------  ----------  ----------  ----------  --------
                                                                                (In Thousands)
Selected Financial Condition Data:
- ---------------------------------

Total assets...................................     $63,319     $67,826     $63,041     $68,015     $70,204
Loans receivable, net..........................      42,695      49,428      45,158      50,340      52,725
Loans held for sale............................         ---         ---         349         ---         ---
Interest-bearing deposits......................       9,693       2,038         687       1,399       4,198
Investment securities held to maturity.........       9,056      10,023       7,220       7,122       5,024
Securities available for sale..................         ---         ---       4,012       1,956       2,005
Mortgage-backed securities held
 to maturity...................................         ---       3,901       2,926       4,191       2,997
Savings deposits...............................      58,495      62,254      55,811      53,476      57,276
Borrowed funds.................................         ---         ---       1,500       3,000       1,000
Stockholders' equity...........................       4,586       5,090       5,378      11,126      11,565

                                                                  At December 31,
                                                 -------------------------------------------------------
                                                 1991(1)     1992(1)     1993(1)     1994(2)      1995
                                                 -------     -------     -------     -------     -------
                                                                      (In Thousands)
Selected Operations Data:
- ------------------------
Total interest income.........................   $ 5,389     $ 4,725     $ 4,042     $ 3,953     $ 4,874
Total interest expense........................     3,885       2,909       2,298       2,088       2,744
                                                 -------     -------     -------     -------     -------
   Net interest income........................     1,504       1,816       1,744       1,865       2,130
Provision for loan losses.....................       ---         128         172          10           6
                                                 -------     -------     -------     -------     -------
Net interest income after pro-
 vision for loan losses.......................     1,504       1,688       1,572       1,855       2,124
Noninterest income:
 Annuity commissions..........................       ---         ---         ---          96          11
 Gain on sales of investment securities.......       ---         200         ---         ---         ---
 Other noninterest income.....................        24          30          30          27          30
                                                 -------     -------     -------     -------     -------
Total noninterest income......................        24         230          30         123          41
Total noninterest expense.....................     1,117       1,124       1,130       1,326       1,594
                                                 -------     -------     -------     -------     -------
Earnings before income taxes and
 cumulative effect of change
  in accounting principle......................      411         794         472         652         572
 Income tax expense...........................       108         290         165         221         208
                                                 -------     -------     -------     -------     -------
Earnings before cumulative effect
 of change in accounting principle............       303         504         307         431         364
Cumulative effect of change in
 accounting for income taxes..................       ---         ---         (25)        ---         ---
                                                 -------     -------     -------     -------     -------
Net earnings..................................   $   303     $   504     $   282     $   431     $   364
                                                 =======     =======     =======     =======     =======

                                                                      Year Ended December 31,
                                                      -------------------------------------------------------
                                                      1991(1)     1992(1)     1993(1)     1994(2)      1995
                                                      -------     -------     -------     -------     -------
Selected Financial Ratios and Other Data:
- ----------------------------------------

Performance ratios:
  Return on average assets.........................     .48%        .77%        .43%        .66%        .53%
  Interest rate spread during period...............    2.07        2.59        2.54        2.64        2.58
  Net interest margin (3)..........................    2.44        2.86        2.76        3.00        3.25
  Net interest income to noninterest expenses......    1.35x       1.62x        .54x       1.41x       1.33x
  Ratio of noninterest expenses to average
   total assets....................................    1.77%       1.71%       1.73%       2.04%       2.33%
  Ratio of average interest-earning assets
   to average interest-bearing liabilities.........    1.06x       1.06x       1.06x       1.11x       1.16x

Asset Quality Ratios:
  Non-performing assets to total assets............    1.89        1.69        1.73        1.07         .54
  Allowance for loan losses to non-performing
   loans at end of period..........................    3.35       14.70       31.22       51.24       94.18
  Non-performing loans to total gross loans........    2.76        2.24        2.32        1.30         .68
  Allowance for loan losses to total
   gross loans.....................................     .09         .33         .72         .67         .64

Capital Ratios:
  Stockholders' equity to total assets.............    7.24        7.50        8.53       16.36       16.47
  Regulatory leverage capital(4)...................    7.24        7.50        8.53       13.86       12.69
  Regulatory core capital (4)......................    7.24        7.50        8.53       13.86       12.69
  Regulatory risk-based capital(4).................   17.21       17.40       20.50       31.66       28.58
  Average stockholders' equity to average assets...    7.05        7.46        8.11       12.96       16.64
  Return on average stockholders' equity...........    6.80       10.31        5.33        5.11        3.20

Number of full service offices.....................       1           1           1           1           1

- ---------------
/(1)/  Includes First Federal only.
/(2)/  Includes Barrington Bancorp since May 10, 1994.
/(3)/ Net interest income before provision for loan losses divided by average interest earning assets.
/(4)/ Regulatory capital ratios represent those at First Federal only.

                         RECENT FINANCIAL DEVELOPMENTS

FCN Recent Developments

     The material set forth in "FCN Recent Developments" contains selected financial data for FCN at and for the periods indicated. Financial data as of March 31, 1995 and 1996 are unaudited. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation have been included. The results of operations and other data for any interim period are not necessarily indicative of the results that can be expected for the entire year.

     FCN reported net income of $340 million for the first quarter of 1996, up from $336 million for the first quarter of 1995. Earnings per share of FCN Common Stock were $1.03, a 4% increase from $0.99 per share in the year-ago quarter. Return on common stockholders' equity was 16.6%.

                                              FCN Key Ratios
                                              --------------
                              Three Months     Three Months    Three Months
                             Ended March 31,  Ended December  Ended March 31,
                                  1996           31, 1995*         1995
                             ---------------  --------------  ---------------
Earnings per common share         $1.03           $0.96           $0.99
Return on common equity            16.6%           15.4%           17.7%
Return on assets                   1.13%           1.02%           1.16%
Adjusted net interest margin       4.23%           3.93%           3.96%
Operating efficiency               53.8%           54.0%           56.3%

*operating results


Highlights

 .    FCN has made significant progress toward its target of reducing securities and short-term assets by $25 billion. As of March 31, 1996, asset reductions totaled almost $12 billion for those targeted asset categories, compared with the related average balance for the first half of 1995.

 .    During the first quarter, FCN completed an important merger objective of consolidating its international network under FNBC. FCN now has 14 offices in 11 countries outside the United States.

 .    Managed credit card outstandings were $17.3 billion at quarter-end, compared with $13.0 billion at March 31, 1995, and $17.5 billion at year-end 1995. The securitized portion of the managed portfolio was $7.6 billion at the end of the first quarter. The net charge-off rate for the managed portfolio increased to 4.8%, versus 4.4% in the fourth quarter and 3.8% one year ago.

 .    Tier 1 and total risk-based capital ratios were approximately 8.0% and
     12.2%, respectively, at quarter-end. These ratios remain significantly higher than the "well-capitalized" regulatory guidelines.

 .    Book value per share of FCN Common Stock was $25.70 at March 31, 1996, up from $23.54 in the year-ago quarter and $25.25 at year-end 1995.


Net Interest Income

     Net interest income on a tax-equivalent basis was $913 million, up 12% from the year-ago quarter. Average loans increased to $63.8 billion from $56.1 billion in the 1995 first quarter. Growth in both the credit card and regional banking businesses accounted for much of this increase. Average earning assets were $104.6 billion for the quarter.

     Net interest margin on a reported basis was 3.51%, versus 3.22% one year ago and 3.23% in the fourth quarter. Adjusting for credit card securitizations and the activities of First Chicago Capital Markets, Inc., FCN's subsidiary engaged in permissible investment banking activities, net interest margin was 4.23% for the quarter, compared with 3.96% in the 1995 first quarter and 3.93% in the fourth quarter.

NONINTEREST INCOME

     Noninterest income for the first quarter was $626 million, an increase of 4% over the $603 million year-ago figure.

     Market-driven revenue of $107 million was down slightly from a year earlier. The decline in trading profits to $36 million was mostly attributable to lackluster performance in foreign exchange. Equity security gains were $49 million and investment securities gains were $22 million for the quarter.

     Fiduciary and investment management fees were $100 million, credit card fees were $207 million, and service charges and commissions were $189 million in the first quarter.

NONINTEREST EXPENSE

     Noninterest expense was $828 million for the first quarter, up 4% from the year-ago quarter but essentially flat with fourth-quarter operating levels. FCN expects to realize at least $200 million in merger-related cost savings by the end of 1997. Furthermore, at least half of the total savings are anticipated in 1996.

CREDIT QUALITY

     The provision for credit losses was $175 million, up substantially from the 1995 first quarter due to growth in credit card receivables and charge-offs. The provision related to the commercial portfolio equaled $39 million, while the consumer portion was $136 million.

     The allowance for credit losses was $1.4 billion at March 31, representing 354% of total nonperforming loans. The allowance related to credit card outstandings was approximately $342 million. In addition, reserves of approximately $277 million were held on the balance sheet for securitized credit card assets.

     Total net charge-offs in the first quarter were $145 million, of which $97 million was related to credit card receivables. Net charge-offs on the securitized credit cards were $109 million. The net charge-off rate for total managed credit cards was 4.8% for the quarter, compared with 3.8% for the first quarter of last year.


OTHER RECENT DEVELOPMENTS

 .    In the first quarter, the Ohio branch network of FCN was sold to Fifth
     Third Bancorp and such sale generated an after-tax gain of $7.5 million.

 .    FCN's retail brokerage services were merged into First NBD Investment
     Services during the first quarter. Additionally, the retail mortgage businesses were combined into First Chicago NBD Mortgage Company.

 .    FCN announced the planned construction of a new credit card facility in
     Springfield, Missouri, scheduled for occupancy in mid-1997. This location will be the fifth operating site for the rapidly growing credit card business.

First Chicago NBD Corporation and Subsidiaries
Comparative Summary

                                               Three Months Ended March 31,
                                           ----------------------------------
                                              1996        1995       Change
                                            --------    --------    --------
(Dollars in millions, except per share data)

Net interest income-tax equivalent basis..  $    913     $    815      +12%
Provision for credit losses...............       175           85       --
Noninterest income........................       626          603      + 4
Noninterest expense.......................       828          799      + 4
Net income................................       340          336      + 1

Earnings per share
  Primary
    Net income............................     $1.04        $1.01      + 3
    Average common and common-equivalent
     shares (in millions).................     319.2        324.1      - 2

  Fully diluted
    Net income............................     $1.03        $0.99      + 4
    Average shares, assuming full dilution
     (in millions)........................     326.2        331.2      - 2

Average balances
  Loans...................................  $ 63,790     $ 56,127      +14%
  Earning assets..........................   104,629      102,771      + 2
  Total assets............................   120,708      117,172      + 3
  Common stockholders' equity.............     8,053        7,458      + 8
  Stockholders' equity....................     8,543        8,069      + 6

Net interest margin.......................      3.51%        3.22%     + 9%
Return on assets..........................      1.13         1.16      - 3
Return on common stockholders' equity.....      16.6         17.7      - 6

                                                       At March 31,
                                            ----------------------------------
                                              1996         1995        Change
                                            --------     --------     --------
Assets....................................  $115,465     $119,915      - 4%
Loans.....................................    64,253       57,744      +11
Deposits..................................    64,243       63,752      + 1
Common stockholders' equity...............     8,135        7,548      + 8
Stockholders' equity......................     8,624        8,159      + 6

Barrington Bancorp Recent Developments

     The following table sets forth selected financial data of Barrington Bancorp at and for the periods indicated. Financial data as of March 31, 1995 and 1996 are unaudited. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation have been included. The results of operations and other data for the three months ended March 31, 1996 are not necessarily indicative of the results of operations for the fiscal year ending December 31, 1996 or any other interim period.

                                                      At December 31,      At March 31,
                                                           1995                1996
                                                      ---------------     --------------
                                                      (In Thousands)      (In Thousands)
Selected Financial Condition Data:
- ---------------------------------
Total assets....................................          $70,204           $69,720
Loans receivable, net...........................           50,916            52,997
Loans held for sale.............................              ---               ---
Interest-bearing deposits.......................              791             4,780
Investment securities held to maturity..........            1,984             3,010
Securities available for sale...................            4,152             2,002
Mortgage-backed securities held
 to maturity....................................           53,490             2,689
Savings deposits................................            3,000            57,974
Borrowed funds..................................              ---               ---
Stockholders' equity............................           11,274            11,612

                                                      Three Months Ended
                                                           March 31,
                                                         1995      1996
                                                       -------    ------
                                                        (In Thousands)
Selected Operations Data:
- -------------------------

Total interest income..............................    $ 1,193    $1,228
Total interest expense.............................        635       707
                                                       -------    ------
   Net interest income.............................        558       521
Provision for loan losses..........................          3       ---
                                                       -------    ------
Net interest income after pro-
 vision for loan losses............................        555       521
Noninterest income:
 Annuity commissions...............................          4         1
 Gain on sales of investment securities............        ---       ---
 Other noninterest income..........................          9         7
                                                       -------    ------
Total noninterest income...........................         13         8
Total noninterest expense..........................        356       472
                                                       -------    ------
Earnings before income taxes and
 cumulative effect of change
  in accounting principle..........................        212        57
 Income tax expense................................         77        21
                                                       -------    ------
Earnings before cumulative effect
 of change in accounting principle.................        135        36
                                                       -------   -------
Cumulative effect of change in
  accounting for income taxes......................        ---       ---
                                                       -------    ------
Net earnings.......................................    $   135    $   36
                                                       =======    ======

                                                         At or for the Three
                                                            Months Ended
                                                              March 31,
                                                            1995      1996
                                                          -------    ------
Selected Financial Ratios and Other Data:
- ----------------------------------------

Performance ratios:
  Return on average assets..............................      .79%      .21%
  Interest rate spread during period....................     2.78      2.48
  Net interest margin /(1)/.............................     3.38      3.13
  Net interest income to noninterest expenses...........     1.56x     1.10x
  Ratio of noninterest expenses to average
   total assets.........................................     2.09%     2.72%
  Ratio of average interest-earning assets
   to average interest-bearing liabilities..............     1.16x     1.15x

Asset Quality Ratios:
  Non-performing assets to total assets.................      .90%      .61%
  Allowance for loan losses to non-performing
   loans at end of period...............................    57.30     83.76
  Non-performing loans to total gross loans.............     1.16       .77
  Allowance for loan losses to total
   gross loans..........................................      .67       .65

Capital Ratios:
  Stockholders' equity to total assets..................    16.53     16.65
  Regulatory leverage capital/(2)/......................    14.09     13.02
  Regulatory core capital /(2)/.........................    14.09     13.02
  Regulatory risk-based capital/(2)/....................    31.91     28.65
  Average stockholders' equity to average assets........    16.41     16.65
  Return on average stockholders' equity................     4.81      1.26

Number of full service offices..........................        1         1


- -------------
/(1)/ Net interest income before provision for loan losses divided by average interest earning assets.
/(2)/ Regulatory capital ratios represent those at First Federal only.


Management's Discussion of Recent Results

     Financial Condition. Total assets decreased to $69.7 million at March 31, 1996, from $70.2 million at December 31, 1995. Loans receivable increased from $52.7 million at December 31, 1995 to $53.0 million at March 31, 1996. Savings deposits increased to $58.0 million at March 31, 1996, from $57.3 million at December 31, 1995. There were no borrowed funds at March 31, 1996 compared to $1.0 million at December 31, 1995.

     Net Interest Income. Net interest income before provision for loan losses was $521,000 for the quarter ending March 31, 1996, compared to $558,000 for the comparable prior period. Spread, or the difference between yield on earning assets and cost on paying liabilities, decreased to 2.48% for the quarter ended March 31, 1996, versus 2.78% for the quarter ended March 31, 1995.

     Provision for Loan Losses. The provision for loan losses was $3,000 for the three months ended March 31, 1995, and there was no provision for the comparable 1996 period. The 1995 provision was based on a review of the Bank's allowance for loan losses and took into account an increase in loans receivable and a decrease in non performing loans during the period. There was no provision for the 1996 period because of nominal changes in non performing loans and loans receivable.

     Noninterest Income. Noninterest income decreased $5,000 to $8,000 for the quarter ended March 31, 1996. This decrease was a result of a lower level of commissions earned on the sale of annuity products during the 1996 period.

     Noninterest Expense. Noninterest expense increased $117,000, or 32.9%, from $356,000 for the quarter ended March 31, 1995, to $473,000 for the quarter ended March 31, 1996. The primary reasons for this increase were increased professional fees associated with the proposed acquisition of Barrington Bancorp and increased occupancy and equipment expense, which resulted from the upgrading of Barrington Bancorp's office facility.


                           OTHER RECENT DEVELOPMENTS


     The deposits of savings associations such as First Federal are presently insured by the SAIF, which along with the Bank Insurance Fund ("BIF"), comprise the two insurance funds administered by the FDIC. Financial institutions that are members of the BIF have an insurance premium schedule which ranges from 0% to .27% (with a minimum $2,000 annual assessment) of insured deposits (as compared to the current range of .23% to .31% of insured deposits for members of
SAIF), so that well capitalized and healthy BIF members pay significantly lower premiums than comparable SAIF insured institutions. The disparity is due to the BIF having reached its statutory reserve ratio of 1.25% of insured deposits, while the SAIF is not anticipated to reach its statutory reserve ratio until 2002, absent a substantial increase in premium rates or the imposition of special assessments or other significant developments, such as the merger of the SAIF and the BIF. As a result of this disparity, SAIF members have been placed at a significant, competitive disadvantage to BIF members with respect to pricing of loans and deposits and the ability to achieve lower operating costs.

     A recapitalization plan being considered by the U.S. Congress provides for a special assessment of .80% to .90% of SAIF insured deposits held as of March 31, 1995 and would be payable in 1996. If the proposed assessment of 0.80% to 0.90% were effected based on deposits of First Federal as of March 31, 1995 (as proposed), First Federal's special assessment would amount to approximately $427,900 to $481,400, before taxes. Should this occur, First Federal would remain a well capitalized institution. No assurance can be given, however, as to whether the proposed recapitalization plan will be implemented or as to the nature or extent of any competitive disadvantage which may be experienced by SAIF-member institutions. Accordingly, this special assessment would significantly increase non-interest expense and adversely effect the results of operations.


                                  THE MEETING


Barrington Bancorp Annual Meeting

     Place, Time and Date. The Barrington Bancorp Annual Meeting will be held at the main office of Barrington Bancorp located at 120 S. Hough Street, Barrington, Illinois, at 2:00 p.m. local time on June 5, 1996. This Proxy Statement/Prospectus is being sent to holders of Barrington Bancorp Common Stock and accompanies a form of proxy (the "Proxy"), which is being solicited by the Barrington Bancorp Board for use at the Annual Meeting and at any and all adjournments or postponements thereof.

     Matters to Be Considered. At the Barrington Bancorp Annual Meeting, holders of Barrington Bancorp Common Stock will vote upon (i) approval of the Merger Agreement; (ii) the Election of Directors; and (iii) Ratification of Auditors. See "The Merger," "Proposal II--Election of Directors" and "Proposal III-- Ratification of Appointment of Auditors."

     Holders of Barrington Bancorp Common Stock will also consider and vote upon such other matters as may properly be brought before the Barrington Bancorp Annual Meeting. As of the date hereof, the Barrington Bancorp Board knows of no business that will be presented for consideration at the Barrington Bancorp Annual Meeting, other than the matters described in this Proxy Statement/Prospectus.

     Barrington Bancorp Record Date; Vote Required. The Barrington Bancorp Board has fixed the Barrington Bancorp Record Date, May 2, 1996, as the date for determining holders of Barrington Bancorp Common Stock who will be entitled to notice of, and to vote at, the Barrington Bancorp Annual Meeting. Only holders of record of Barrington Bancorp Common Stock at the close of business on the Barrington Bancorp Record Date will be entitled to notice of and to vote at the Annual Meeting and any and all adjournments or postponements thereof. As of the Barrington Bancorp Record Date, there were outstanding and entitled to vote at the Annual Meeting 661,250 shares of Barrington Bancorp Common Stock.

     Each holder of record of Barrington Bancorp Common Stock on the Barrington Bancorp Record Date will be entitled to cast one vote per share on the proposal to ratify the Merger Agreement at the Barrington Bancorp Annual Meeting. The presence, in person or by properly executed Barrington Bancorp proxies, of the holders of one-third of the outstanding shares of Barrington Bancorp Common Stock entitled to vote at the Barrington Bancorp Annual Meeting is necessary to constitute a quorum. The affirmative vote of a majority of the shares represented at the Barrington Bancorp Annual Meeting may authorize the adjournment of the meeting. Barrington Bancorp proxies returned with a vote against the Merger Agreement, however, may not be voted by the holders thereof for adjournment of the Annual Meeting pursuant to such holder's discretionary authority. Abstentions and broker non-votes (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons as to certain proposals on which such beneficial owners or persons are entitled to vote their shares but with respect to which the brokers or nominees have no discretionary power to vote without such instructions) will be treated as shares present at the Barrington Bancorp Annual Meeting for purposes of determining a quorum.

     Approval of the Merger Agreement at the Barrington Bancorp Annual Meeting will require the affirmative vote of the holders of a majority of the outstanding shares of Barrington Bancorp Common Stock entitled to vote at the Barrington Bancorp Annual Meeting. Abstentions and broker non-votes will have the same effect as votes against the Merger Agreement. The Election of Directors requires a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the Election of Directors. The Ratification of Auditors requires the affirmative vote of a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. Proxies marked to abstain with respect to the Ratification of Auditors have the same effect as votes against the proposal. Broker non-votes have no effect on the vote.

     As of May 2, 1996, the directors and executive officers of Barrington Bancorp and their affiliates beneficially owned in the aggregate 156,609 shares of Barrington Bancorp Common Stock, or 23.68% of the then outstanding shares of Barrington Bancorp Common Stock entitled to vote at the Annual Meeting. The directors and executive officers of Barrington Bancorp have indicated their intention to vote such shares for the Merger at the Annual Meeting. As of May 2, 1996, FCN was not aware that any of its directors or executive officers or their affiliates were beneficial owners of Barrington Bancorp Common Stock. Information with respect to beneficial ownership of Barrington Bancorp Common Stock by entities owning more than 5% of such stock, and by the directors and executive officers of Barrington Bancorp, is set forth below under "Voting Securities and Certain Holders Thereof."

     Proxies. Shares of Barrington Bancorp Common Stock represented by properly executed Barrington Bancorp Proxies received prior to or at the Annual Meeting will, unless such proxies have been revoked, be voted at the Annual Meeting and any adjournments or postponements thereof in accordance with the instructions indicated in the Barrington Bancorp Proxies. If no instructions are indicated on a properly executed Barrington Bancorp Proxy, the shares will be voted FOR the election of all directors and each of the Barrington Bancorp proposals.

     Any Barrington Bancorp Proxy given pursuant to this solicitation or otherwise may be revoked by the person giving it at any time before it is voted by delivering to the Secretary of Barrington Bancorp at 120 S. Hough Street, Barrington, Illinois 60010 on or before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the Barrington Bancorp Proxy or a later dated Barrington Bancorp Proxy relating to the same shares of Barrington Bancorp Common Stock or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in itself constitute the revocation of the Barrington Bancorp Proxy.

     If any other matters are properly presented at the Annual Meeting for consideration, the persons named in the Barrington Bancorp Proxy or acting thereunder will have discretion to vote on such matters in accordance with their best judgment. As of the date hereof, the Barrington Bancorp Board knows of no such other matters.

     In addition to solicitation by mail, directors, officers, and employees of Barrington Bancorp, who will not be specifically compensated for such services, may solicit Barrington Bancorp Proxies from the stockholders of Barrington Bancorp, personally or by telephone, telegram or other forms of communication. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy material to beneficial owners. Barrington Bancorp will bear its own expenses in connection with the solicitation of proxies for the Barrington Bancorp Annual Meeting. See "The Merger--Expenses."

     HOLDERS OF BARRINGTON BANCORP COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO BARRINGTON BANCORP IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

     HOLDERS OF BARRINGTON BANCORP COMMON STOCK SHOULD NOT FORWARD STOCK CERTIFICATES WITH THEIR PROXY CARDS.

     Voting Securities and Certain Holders Thereof. As of May 2, 1996, Barrington Bancorp had 661,250 shares of Barrington Bancorp Common Stock issued and outstanding. The following table sets forth, as of May 2, 1996, information regarding share ownership of: (i) those persons or entities know by management to beneficially own more than 5% of Barrington Bancorp Common Stock; (ii) the executive officer named in the Summary Compensation Table on page 119 hereof; and (iii) all directors and executive officers as a group. See "Proposal II - Election of Directors."

                                     Number of Shares of Common
                                      Stock  Beneficially Owned     Percent of
More than 5% Beneficial Owner             at May 2, 1996            Class
- -----------------------------        --------------------------     -----------
Barrington Bancorp, Inc. Employee               52,900                8.00%
Stock Ownership Plan/(1)/
120 S. Hough Street
Barrington, Illinois  60010

Directors
- ---------

Hugh H. Palmer, President and                   46,705                7.06
Chief Executive Officer/(2)/

All directors and executive                    156,609               23.68
officers of Barrington Bancorp
and First Federal as a group
(eight persons)/(3)/

/(1)/ The amount reported represents shares held by the Employee Stock
      Ownership Plan ("ESOP"), including shares allocated to accounts of participants. Participants in the ESOP are entitled to instruct the trustee as to the voting of shares allocated to their accounts under the ESOP. Unallocated shares held in the ESOP's suspense account or allocated shares for which no voting instructions are received are voted by the trustee in the same proportion as allocated shares voted by participants.

/(2)/ Includes 22,900 shares held directly, 6,500 shares held by Mr.
      Palmer's spouse, 9,500 shares held by Mr. Palmer's spouse as custodian for minor children and 3,176 shares allocated to the account of Mr. Palmer under the ESOP and shares subject to options granted pursuant to the Barrington Bancorp Stock Option Plan, which options are exercisable within 60 days of May 2, 1996. Also included are shares awarded pursuant to the Barrington Bancorp RRP which shares vest within 60 days of May 2, 1996.

/(3)/ Amount includes shares held directly, as well as shares held jointly with family members, shares allocated to the ESOP accounts of the group members, shares held in a fiduciary capacity or by certain family members, with respect to which shares the group members may be deemed to have sole voting and/or investment power. Amounts include shares subject to options granted pursuant to the Barrington Bancorp Stock Option Plan, which options are exercisable within 60 days of May 2, 1996 as well as shares granted pursuant to the Barrington Bancorp RRP which shares vest within 60 days of May 2, 1996.

                                   THE MERGER

     The information in this Proxy Statement/Prospectus concerning the terms of the Merger includes a summary of all material provisions of the Merger Agreement, and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Appendix I and incorporated herein by reference. All stockholders are urged to read the Merger Agreement in its entirety.


General

     Pursuant to the Merger Agreement, Barrington Bancorp will be merged with and into FCN, with FCN being the surviving entity. As soon as possible after the conditions to consummation of the Merger described below have been satisfied or waived, and unless the Merger Agreement has been terminated as provided below, FCN and will file a certificate of merger with the Secretary of State of Delaware. The Merger will become effective at the time specified in the certificate of merger accepted for filing by the Secretary of State of Delaware. In addition, it is also intended that immediately following the Merger, First Federal will merge with and into, FNBC.

     Upon consummation of the Merger, the separate existence and corporate organization of Barrington Bancorp shall cease and the stockholders of Barrington Bancorp shall be entitled to receive the Merger Consideration following exchange of their shares of Barrington Bancorp Common Stock and shall cease to be stockholders of Barrington Bancorp. FCN shall succeed to all the rights and property of Barrington Bancorp. The members of the FCN Board immediately prior to the Effective Time shall be the members of the FCN Board immediately after the Effective Time.

Background of the Merger

     Barrington Bancorp. Since the conversion of First Federal from mutual to stock form of organization in May 1994, Barrington Bancorp has continuously reviewed its strategic alternatives in light of its relatively small size, the increasing consolidation of the financial services industry and other relevant considerations. The Barrington Bancorp Board explored techniques of enhancing Barrington Bancorp's stockholder value and competitive position but concluded that, with only one office, 15 full time employees and four part time employees, the pursuit of growth opportunities would require hiring additional personnel and/or adding new loan and deposit products. Accordingly, the Barrington Bancorp Board came to believe that the pursuit of potential growth strategies would mean additional expense without the guarantees of enhancing operating results.

     In view of the limited prospects for growth without significant additional non-interest expense, pending legislative initiatives to eliminate the thrift charter and the continued consolidation of the financial services industry, the Barrington Bancorp Board decided in June of 1995 to explore a sale of Barrington Bancorp. After making a preliminary review of the current merger environment, the Barrington Bancorp Board decided to retain the services of an investment banker to advise it regarding these matters and, if appropriate, to conduct a confidential solicitation of interest among prospective acquirors. In July 1995, after considering the selection of several different investment bankers, the Barrington Bancorp Board engaged Hovde to advise Barrington Bancorp on enhancing shareholder value and in obtaining an acquisition or merger partner.

     In its discussions with Hovde, the Barrington Bancorp Board reviewed Barrington Bancorp's current strategic position. One of the items focused on was the relatively low number of other financial institutions having offices in Barrington, Illinois, its primary market area, and the persistent rumors that other institutions were considering the establishment of branch offices in Barrington. After extensive discussion and research, the Board agreed that, if Barrington Bancorp were to pursue a merger, it would be in the best interests of shareholders to do so as quickly as reasonably possible because, as additional financial institutions opened offices in Barrington, the value of First Federal's franchise would likely decline and the interest level of potential purchasers would also likely decline. The Board also discussed what appeared to be a gradually weakening sales market for small thrift institutions. Based on the above as well as the Board's overall review of First Federal's future operating prospects, the Board concluded that the pursuit of a sales transaction was in the best interest of stockholders.

     With the assistance of Hovde, the Barrington Bancorp Board identified certain thrift and bank holding companies that might be desirable merger partners. Based on discussions with the Barrington Bancorp Board, in November 1995, Hovde contacted eight thrift and bank holding companies which were considered potential appropriate acquirors. Of the parties that were contacted, eight companies indicated interest in receiving financial information; after being informed of the minimum price expectations of Barrington Bancorp, four of those companies, including FCN, chose to submit a financial indication of interest outlining the general terms and conditions, including a preliminary proposed price or range of proposed prices, for an acquisition of Barrington Bancorp. After a thorough review by the Barrington Bancorp Board of such indications of interest including introductory presentations from each company, the Barrington Bancorp Board decided to invite three companies to proceed to conduct a due diligence review of Barrington Bancorp.

     After completing the due diligence process, each of the three parties indicated their revised proposed prices and forms of consideration and continued discussions with regard to a variety of operational issues. In consultation with Hovde and following extensive negotiation with FCN, the Barrington Bancorp Board concluded that the FCN proposal presented the best opportunity for Barrington Bancorp stockholders.

     The Barrington Bancorp Board evaluated numerous factors that related to the ultimate value of the consideration. The FCN offer represented a multiple of
38.4 times the trailing four quarter earnings of Barrington Bancorp of $464,000 for the twelve months ended September 30, 1995 and 154.9% of Barrington Bancorp's fully diluted book value per share. The Barrington Bancorp Board also evaluated such other factors as FCN's historical and prospective earnings, the pro forma financial impact on FCN and any earnings per share implications of acquiring Barrington Bancorp, FCN's ability to achieve cost savings through certain economies of scale, the pro forma impact on the stockholders of Barrington Bancorp with respect to earnings and dividends per share, the liquidity of FCN's Common Stock, the benefits of affiliating with a larger financial institution and other relevant considerations. Hovde rendered its opinion to the Barrington Bancorp Board that, as of January 25, 1996, the Merger Consideration was fair from a financial point of view. See "The Merger--Opinion of Barrington Bancorp's Financial Advisor." After thoroughly reviewing and evaluating all of the relevant considerations, the Barrington Bancorp Board concluded that the proposed merger with FCN represented the best opportunity for the stockholders of Barrington Bancorp and agreed to accept FCN's offer, subject to negotiation of a definitive agreement.

Reasons for the Merger

     Barrington Bancorp. Among the factors considered by the Barrington Bancorp Board in deciding to approve and recommend the terms of the Merger were the following material factors: (i) the consideration to be paid to Barrington Bancorp's stockholders in relation to the market value, book value, earnings per share, and dividend rates of the Barrington Bancorp Common Stock and the FCN Common Stock; (ii) information concerning the financial condition, results of operations, capital levels, asset quality and prospects of FCN and Barrington Bancorp; (iii) expanded consumer lending and retail banking products and services to Barrington Bancorp's customers which should result from the Merger;
(iv) the general structure of the transaction and the compatibility of management and business philosophy; (v) the likelihood of receiving the requisite regulatory approvals in a timely manner; (vi) the general tax-free nature of the Merger to the stockholders of Barrington Bancorp; (vii) the ability of the combined enterprise to compete in its market; (viii) industry and economic conditions, including trends in the consolidation of the financial services industry; (ix) recent changes in the regulatory environment, in tax and other laws and regulations, and in accounting principles, recent volatility in the capital markets and general levels of interest rates, and the circumstances affecting the thrift industry generally (see "Conditions to the Merger"); (x) the impact of the Merger on the depositors, employees, customers of and communities served by Barrington Bancorp; and (xi) the opinion of Barrington Bancorp's financial advisor as to the fairness, from a financial point of view, of the consideration to be paid to Barrington Bancorp's stockholders. See "-- Opinion of Barrington Bancorp's Financial Advisor." In making its determination, the Barrington Bancorp Board did not ascribe relative weights to the factors considered in reaching its determination. The Barrington Bancorp Board reviewed the financial information, projections and assumptions used by Hovde in arriving at the Hovde opinion and found Hovde's reliance thereon not unreasonable.

     The Barrington Bancorp Board also considered that the structure of the Merger was not designed to exclude a third party from submitting a bona fide offer to acquire Barrington Bancorp, and that under the Merger Agreement the Barrington Bancorp Board retains the right (i) to negotiate with and furnish non-public information to third parties if the Barrington Bancorp Board determines, after consultation with legal counsel, that the board has a fiduciary duty to do so and (ii) to decline to recommend to its stockholders the approval of the Merger, or withdraw, modify, or change such recommendation, in accordance with its fiduciary obligation. In this regard, the Barrington Bancorp Board was aware that the Merger Agreement provides for Barrington Bancorp and FCN to enter into the Stock Option Agreement pursuant to which FCN will have the right to acquire up to 131,500 shares of Barrington Bancorp Common Stock at $20.50 per share under certain circumstances. The Barrington Bancorp Board, however, also was aware that the Stock Option Agreement was specifically bargained for by FCN and was a necessary inducement for FCN to enter into the Merger Agreement. In addition, although the Merger Agreement prohibits Barrington Bancorp from soliciting or encouraging submission of third-party acquisition proposals, the Barrington Bancorp Board did not believe this was an unacceptable limitation. Specifically, the Merger Agreement would be publicly announced promptly after signing and be well known to financial institutions, their holding companies and the investment community generally, and would be promptly reported to the SEC and the OTS in publicly available filings. As a result, any party interested in making an offer or proposal to Barrington Bancorp would have full access to the terms of the Merger.

     FCN. The FCN Board has carefully considered the proposed Merger and the terms of the Merger Agreement and has concluded that the transaction is in the best interests of FCN and its stockholders. The Merger should further strengthen FCN's metropolitan Chicago franchise, extending FCN's retail branch network further into the growing northwestern suburbs and augmenting its existing Cook and Lake County operations. FCN's existing customers should benefit from the added convenience of being able to conduct a full array of banking transactions at FNBC's new Barrington location.

     Consummation of the Subsidiary Bank Merger will result in a significant increase in the types of services to be offered to the current First Federal customers, as well as a dramatic increase in the number of available branch facilities at which First Federal customers can conduct their banking business in the Chicago metropolitan area, following completion of the consolidation of FCN's Illinois banking operations currently underway. The Subsidiary Bank Merger will allow FCN, from a convenient location in downtown Barrington, to introduce its expansive credit card, retail (including investment management), middle market, and corporate and institutional banking services to First Federal customers. FCN offers a diverse and sophisticated array of financial products to consumers and businesses of all sizes. FCN believes there is a strong need for a complete line of sophisticated financial products and services in these areas. While other financial institutions located in or in close proximity to First Federal's markets provide, in certain cases, similar products and services, FCN believes its greater availability of expertise and capacity for the development of specialized products and services tailored to the communities it serves will provide an attractive alternative to the customers in Barrington Bancorp's markets.

Recommendation of the Board of Directors

     The Barrington Bancorp Board has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby and has determined that the Merger is fair to, and in the best interests of, Barrington Bancorp and its stockholders.

THE BARRINGTON BANCORP BOARD THEREFORE RECOMMENDS A VOTE FOR APPROVAL OF
                                                         ---
THE MERGER AGREEMENT.

     For a discussion of the factors considered by the Barrington Bancorp Board in reaching its decision to approve the Merger Agreement, see "--Background of the Merger" and "--Reasons for the Merger."

Merger Consideration

     Subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of Barrington Bancorp Common Stock issued and outstanding immediately prior to the Merger (other than (i) shares of Barrington Bancorp Common Stock owned by FCN, Barrington Bancorp and their respective subsidiaries other than in a fiduciary capacity and (ii) shares held by holders who perfect dissenters' rights) will be converted into the right to receive and be exchangeable into a number of shares of FCN Common Stock (rounded to the nearest thousandth of a share) equal to a fraction (which shall be rounded to the nearest thousandth of a share), the numerator of which shall be equal to $25.85 and the denominator of which shall be equal to the average closing price per share of FCN Common Stock (as reported on the NYSE) for the ten consecutive trading days ending on the fifth trading day prior to the Effective Time (as defined herein) as reported in the Wall Street Journal, Midwest Edition (the "Merger Consideration").

     Each share of FCN Common Stock issued and outstanding at the Effective Time will remain outstanding and unchanged as a result of the Merger. No fractional shares of FCN Common Stock will be issued in the Merger, and Barrington Bancorp stockholders who otherwise would be entitled to receive a fractional share of FCN Common Stock will receive a cash payment in lieu thereof.

Opinion of Barrington Bancorp's Financial Advisor

     Hovde has delivered to the Barrington Bancorp Board its opinion that, based upon and subject to the various considerations set forth in its written opinion dated January 25, 1996, the Merger Consideration is fair from a financial point of view to the stockholders of Barrington Bancorp as of such date. In requesting Hovde's advice and opinion, no limitations were imposed by Barrington Bancorp upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion.

     The full text of the opinion of Hovde, dated January 25, 1996, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix II. Stockholders of Barrington Bancorp should read this opinion in its entirety.

     HOVDE'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF BARRINGTON BANCORP AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE BARRINGTON BANCORP ANNUAL MEETING. THE SUMMARY OF THE OPINION OF HOVDE SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     The following is a brief summary of the analyses performed by Hovde in connection with its fairness opinion:

     During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating condition of FCN and Barrington Bancorp and material prepared in connection with the Merger, including, among other things, the following:
(i) the Merger Agreement; (ii) certain publicly available information concerning Barrington Bancorp and FCN, including the consolidated financial statements of Barrington Bancorp for each of the three years ended December 31, 1994, the three subsequent quarterly periods ended March 31, June 30 and September 30, 1995 and preliminary balance sheets and income statements as of December 31, 1995; (iv) the nature and terms of recent acquisition and merger transactions involving thrift institutions and thrift holding companies that Hovde considered reasonably similar to Barrington Bancorp in size, financial character, operating character, historical performance and geographic market; and (v) financial and other information provided to Hovde by the management of FCN and Barrington Bancorp. Hovde conducted meetings with members of senior management of Barrington Bancorp for purposes of reviewing the future prospects of Barrington Bancorp. Hovde also took into account its experience in other transactions, as well as its knowledge of the commercial banking and thrift industries and its general experience in securities valuations.

     In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and has relied upon the accuracy of the representations of the parties contained in the Merger Agreement. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of Barrington Bancorp. Hovde assumed and relied upon the accuracy and completeness of the publicly available and other financial and other information provided to it, relied upon the representations and warranties of FCN and Barrington Bancorp made pursuant to the Merger Agreement, and did not independently attempt to verify any of such information.

     In connection with its opinion, Hovde performed various analyses with respect to Barrington Bancorp. The following is a brief summary of such analyses, certain of which were presented to the Barrington Bancorp Board by Hovde on or before January 25, 1996.

     Analysis of the Merger Consideration. Hovde reviewed the value of the Merger Consideration to be received by each Barrington Bancorp stockholder. Hovde calculated that the Merger Consideration equated to approximately 154.9% of Barrington Bancorp's fully diluted tangible book value at September 30, 1995, a multiple of approximately 38.4 times Barrington Bancorp's earnings for the 12 months ended September 30, 1995, and a premium to core deposits of approximately 11.52%.

     Summary of Proposals. Hovde summarized the sales process, the parties contacted and the level of interest expressed by each party, including the value of the aggregate consideration offered to the stockholders of Barrington Bancorp.

     Hovde also compared the significant terms of the FCN proposal to that of the other bidders submitting proposals, including the value of the consideration offered. This analysis showed, among other things, that the value of the FCN proposal of $25.85 per share of Barrington Bancorp Common Stock, especially given that this was in the form of an all stock, tax-deferred exchange, was considerably higher than the value per share offered by the other bidders. Hovde examined the trading price and volume for FCN Common Stock and the relationship between the trading characteristics of FCN Common Stock and the trading characteristics of the common stocks of the other companies, as well as to a peer group of comparable companies.

     Analysis of Selected Mergers. As part of its analysis, Hovde reviewed three sets of mergers: (i) selected mergers involving thrifts headquartered anywhere in the United States announced between January 1, 1991 and December 31, 1995 in which the total assets of the seller were between $25 million and $250 million and the tangible equity/asset ratio was greater than 12% (the "Nationwide Mergers"); (ii) selected mergers involving thrifts headquartered in the Midwest announced between January 1, 1991 and December 31, 1995 in which the total deal value was between $10 million and $25 million (the "Midwestern Mergers"); and (iii) all mergers involving thrifts headquartered in Illinois announced between January 1, 1993 and December 31, 1995 in which the total assets of the seller were less than $250 million (the "Illinois Mergers"). The Nationwide Mergers consisted of 36 mergers involving thrifts headquartered anywhere in the United States; the Midwestern Mergers consisted of 34 mergers of thrifts headquartered in the Midwest; and the Illinois Mergers consisted of ten thrifts headquartered in Illinois. For each transaction, Hovde calculated the multiple of the offer value to the acquired company's: (i) earnings per share ("EPS") for the twelve months preceding ("LTM") the announcement date of the transaction; (ii) book value per share; (iii) tangible book value per share; and
(iv) the tangible book premium to core deposits.

     The calculations for the Nationwide Mergers yielded a range of multiples of offer value to LTM EPS of 11.2 times to 38.4 times, with an average of 21.1 times and median of 19.8 times; a range of multiples of offer value to book value of 0.81 times to 1.62 times, with an average of 1.28 times and median of
1.27 times; a range of multiples of offer value to tangible book value of 0.81 times to 1.62 times, with an average of 1.28 times and a median of 1.27 times; and a range of tangible book premium to core deposits of 3.19% to 15.49%, with an average of 6.61% and a median of 6.38%.

     The calculations for the Midwestern Mergers yielded a range of multiples of offer value to LTM EPS of 5.3 times to 38.4 times, with an average of 15.9 times and a median of 14.6 times; a range of multiples of offer value to book value of
0.82 times to 1.98 times, with an average of 1.34 times and a median of 1.31 times; a range of multiples of offer value to tangible book value of 0.82 times to 2.0 times, with an average of 1.37 times and a median of 1.33 times; and a range of multiples of tangible book premium to core deposits of -1.41% to 15.49%, with an average of 5.14% and a median of 5.45%.

     The calculations of the Illinois Mergers yielded a range of multiples of offer value to LTM EPS of 6.0 times to 29.2 times, with an average of 14.3 times and a median of 12.9 times; a range of multiples of offer value to book value of
0.97 times to 1.87 times, with an average of 1.40 times and a median of 1.46 times; a range of multiples of offer value to tangible book value of 0.97 times to 1.99 times, with an average of 1.42 times and a median of 1.46 times; and a range of tangible book premium to core deposits of -0.63% to 6.36%, with an average of 3.26% and a median of 3.31%.

     Hovde compared these multiples with the corresponding multiples for the Merger, valuing the shares of FCN Common Stock that would be received pursuant to the Merger Agreement at $25.85 per share of Barrington Bancorp Common Stock. In calculating the multiples for the Merger, Hovde used Barrington Bancorp's EPS for the 12 months ended September 30, 1995, book value per share and tangible book value per share as of September 30, 1995, and Hovde calculated that Barrington Bancorp's LTM EPS, book value per share, tangible book value per share and tangible book premium to core deposits were 38.4 times, 1.55 times,
1.55 times, and 11.52% respectively.

     No company or transaction used in the above analysis as a comparison is identical to Barrington Bancorp, FCN or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared.

     Contribution Analysis. Hovde prepared a contribution analysis showing percentages of assets, deposits, common equity, and 1994, 1995, and estimated 1996 net income contributed to the combined company on a pro forma basis by Barrington Bancorp and FCN. This analysis showed, assuming FCN's stock price was at $36.875 per share, that Barrington Bancorp, as of December 31, 1995, would contribute 0.06% of pro forma consolidated total assets, 0.08% of deposits, 0.14% of common equity, 0.04% of 1994 net income, 0.03% of 1995 net income and 0.04% of estimated 1996 net income. The stockholders of Barrington Bancorp would own approximately 0.15% of the pro forma common shares outstanding of FCN, assuming FCN's stock price was at $36.875 per share.

     Financial Implications to Barrington Bancorp Stockholders. Hovde prepared an analysis of the financial implications of the FCN offer to a Barrington Bancorp stockholder. This analysis indicated that on a pro forma equivalent basis, at a $25.85 price per share of Barrington Bancorp Common Stock with FCN trading at $36.875 per share, a stockholder of Barrington Bancorp would achieve an increase in earnings per share, an increase in per share dividends and an increase in fully diluted book value per share as a result of the consummation of the Merger.

     Comparative Stockholder Returns. Hovde presented an analysis of comparative theoretical stockholder returns in several scenarios, including Barrington Bancorp remaining independent, Barrington Bancorp being acquired in 2000 and Barrington Bancorp being acquired by FCN at $25.85 per share. This analysis, which was based on the net present value of projected dividend streams and projected 1996 common stock valuations (using current price-to-earnings multiples), indicated total shareholder returns of 7.48% if Barrington Bancorp remained independent, 12.25% for a merger in 2000 on the terms specified in the following paragraphs, and 33.83% based on the acceptance of the offer from FCN at $25.85 per share with the FCN Common Stock trading at an assumed price of $36.875 per share.

     Discounted Cash Flow Analysis. Hovde performed a discounted cash flow analysis to determine a range of present values per share of Barrington Bancorp Common Stock assuming Barrington Bancorp continued to operate as a stand-alone entity and was acquired at a later date. This range was determined by projecting Barrington Bancorp's after-tax net income for the five years ended December 31, 1996 through 2000. Projected net income was determined through consultation with Barrington Bancorp's management and generally included aggressive growth in assets (ranging from 6% in 1996 to 8% in 2000), as well as progressively higher net income as a percent of average assets (increasing from 0.73% for 1996 to 0.97% for the twelve months ended December 31, 2000). "Terminal values" per share of Barrington Bancorp Common Stock were determined by applying ranges of price to earnings multiples (ranging from 25 times to 27.5 times), against Barrington Bancorp's projected earnings at December 31, 2000. Present values of the terminal values were then determined using annual discount rates of 13% and 14%. The above calculations resulted in a present value per fully diluted share of Barrington Bancorp Common Stock ranging from $18.06 (based upon a sale in five years at 25 times estimated earnings using a discount rate of 14%) to $20.61 (based upon a sale in five years at 27.5 times estimated earnings using a discount rate of 13%). The majority of the net present values per share of Barrington Bancorp Common Stock were in the range of approximately $19.00 to $20.00.

     Although the summary set forth above does not purport to be a complete description of the analysis performed by Hovde, the material analysis performed by Hovde in rendering its opinion has been summarized above. However, the preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Hovde believes that its analysis and the summary set forth above must be considered as a whole and that selecting portions of its analysis, without considering all factors and analysis, would create an incomplete view of the process underlying the analysis by which Hovde reached its opinion. In addition, Hovde may have given various analyses more or less weight than other analyses, but no analysis was given materially more weight than any other analysis. Also, Hovde may have deemed various assumptions more or less probable than other assumptions so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Hovde's view of the actual value of Barrington Bancorp or the combined company.

     In performing its analysis, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Barrington Bancorp and FCN. The analysis performed by Hovde is not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analysis. Such analysis was prepared solely as part of Hovde's analysis of the fairness of the Merger Consideration, from a financial point of view, to the holders of Barrington Bancorp Common Stock. The analysis does not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde used in its analysis various projections of future performance prepared by the management of Barrington Bancorp. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those assumed in the projections and any related analysis. Hovde's opinion does not address the relative merits of the Merger as compared to any other business combination in which Barrington Bancorp might engage. In addition, as described above, Hovde's opinion to the Barrington Bancorp Board was one of many factors taken into consideration by the Barrington Bancorp Board in making its determination to approve the Merger Agreement.

     Based upon the foregoing analyses and other investigations and assumptions set forth in its opinions, without given specific weightings to any one factor or comparison, Hovde determined that the Merger Consideration was fair from a financial point of view to the stockholders of Barrington Bancorp. Hovde's fairness opinion does not take into account any adjustment to the Merger Consideration that may be provided for in the Merger Agreement.

     THE SUMMARY OF THE PRESENTATION BY HOVDE TO THE BARRINGTON BANCORP BOARD AS SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF SUCH PRESENTATION. THE PREPARATION OF A FAIRNESS OPINION INVOLVES VARIOUS DETERMINATIONS AS TO THE MOST APPROPRIATE AND RELEVANT METHODS OF FINANCIAL ANALYSES AND THE APPLICATION OF THOSE METHODS TO THE PARTICULAR CIRCUMSTANCES, AND, THEREFORE, SUCH AN OPINION IS NOT READILY SUSCEPTIBLE TO SUMMARY DESCRIPTION. FURTHERMORE, IN ARRIVING AT ITS OPINION, HOVDE DID NOT ATTRIBUTE ANY PARTICULAR WEIGHT TO ANY ANALYSIS OR FACTOR CONSIDERED BY IT, BUT RATHER MADE QUALITATIVE JUDGMENTS AS TO THE SIGNIFICANCE AND RELEVANCE OF EACH ANALYSIS AND FACTOR. ACCORDINGLY, HOVDE BELIEVES THAT ITS ANALYSES AND THE SUMMARY SET FORTH ABOVE MUST BE CONSIDERED AS A WHOLE AND THAT SELECTING PORTIONS OF ITS ANALYSES, WITHOUT CONSIDERING ALL FACTORS AND ANALYSES, COULD CREATE AN INCOMPLETE VIEW OF THE PROCESS UNDERLYING THE ANALYSES SET FORTH IN ITS REPORT TO THE BARRINGTON BANCORP BOARD AND ITS FAIRNESS OPINION. IN PERFORMING ITS ANALYSES, HOVDE MADE NUMEROUS ASSUMPTIONS WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, MANY OF WHICH ARE BEYOND THE CONTROL OF FCN OR BARRINGTON BANCORP. THE ANALYSES PERFORMED BY HOVDE ARE NOT NECESSARILY INDICATIVE OF ACTUAL VALUES OR ACTUAL FUTURE PERFORMANCE.

     Hovde will receive a fee of approximately $200,000 for services rendered in connection with advising Barrington Bancorp regarding the Merger Agreement, including the fairness opinion and financial advisory services provided to Barrington Bancorp since the completion of Barrington Bancorp's initial public offering, plus reimbursement of out of pocket expenses. As of the date of this Proxy Statement/Prospectus, Hovde has received $25,000 of such fee.

Effective Time and Closing Date

     The Merger shall become effective at the time and on the date specified in the certificate of merger to be filed with the Secretary of State of Delaware. Such filing will occur only after the receipt of all requisite regulatory approvals and the approval of the Merger Agreement by the requisite vote of Barrington Bancorp's stockholders and the satisfaction or waiver of all other conditions to the Merger. The closing of the Merger shall occur on the Closing Date.

Appraisal Rights

     Pursuant to Section 262 of the DGCL, any holder of Barrington Bancorp Common Stock who does not wish to accept the Merger Consideration may dissent from the Merger and elect to have the fair value of his or her shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid in cash, provided that such stockholder complies with the provisions of Section 262.

     The following is a brief summary of the statutory procedures to be followed by a holder of Barrington Bancorp Common Stock in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, the text of which is attached as Appendix III to this Proxy Statement/Prospectus and incorporated by reference herein.

     If any holder of Barrington Bancorp Common Stock elects to exercise his or her right to dissent from the Merger and demand appraisal, such stockholder must satisfy each of the following conditions:

          (i) such stockholder must deliver a written demand for appraisal of his or her shares to Barrington Bancorp before the stockholder vote with respect to the Merger Agreement (the written demand for appraisal must be in addition to and separate from any proxy or vote against the Merger Agreement; neither voting against, abstaining from voting nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262);

          (ii) such stockholder must not vote in favor of the Merger
     Agreement (a failure to vote will satisfy this requirement, but a vote in favor of the Merger Agreement, by proxy or in person, or the return of a signed proxy which does not specify a vote against approval and adoption of the Merger Agreement or a direction to abstain, will constitute a waiver of such stockholder's right of appraisal and will nullify any previously filed written demand for appraisal); and

          (iii) such stockholder must continuously hold such shares from the date of the making of the demand through the Effective Time.

     If any holder of Barrington Bancorp Common Stock fails to comply with any of these conditions and the Merger occurs, he or she will be entitled to receive the Merger Consideration and will have no appraisal rights with respect to his or her shares of Barrington Bancorp Common Stock.

     All written demands for appraisal should be addressed to Barrington Bancorp, Inc., 120 S. Hough Street, Barrington, Illinois, 60010, Attention: Hugh
H. Palmer, President, before the taking of the vote concerning the Merger Agreement at the Barrington Bancorp Annual Meeting, and should be executed by, or on behalf of, the holder of record. Such demand must reasonably inform Barrington Bancorp of the identity of the stockholder and that such stockholder is thereby demanding appraisal of his or her shares.

     To be effective, a demand for appraisal must be executed by or for the stockholder of record who held such shares on the date of making such demand, and who continuously holds such shares through the Effective Time, fully and correctly, as such stockholder's name appears on his stock certificate(s) and cannot be made by the beneficial holder if he or she does not also hold the shares of record. The beneficial holder, in such case, must have the registered owner submit the required demand in respect of such shares.

     If Barrington Bancorp Common Stock is owned of record in a fiduciary capacity, as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity. If Barrington Bancorp Common Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds Barrington Bancorp Common Stock as a nominee for others may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such case, the written demand should set forth the number of shares as to which the record owner dissents. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of Barrington Bancorp Common Stock in the name of such record owner.

     Within ten days after the Effective Time, FCN (as the surviving corporation in the Merger) must give written notice that the Merger has become effective to each former Barrington Bancorp stockholder who so filed a written demand for appraisal and who did not vote in favor of the Merger Agreement. Any such stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from FCN the appraisal of his or her shares of Barrington Bancorp Common Stock. Within 120 days after the Effective Time, but not thereafter, either FCN or any holder of shares of Barrington Bancorp Common Stock who has complied with the requirements of Section 262, may file a petition in the Delaware Court of Chancery (the "Court of Chancery") demanding a determination of the value of the shares of Barrington Bancorp Common Stock held by all stockholders entitled to appraisal. FCN does not presently intend to file such a petition. Inasmuch as FCN has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify such stockholder's previous written demand for appraisal. In any event, at any time within 60 days after the Effective Time (or at any time thereafter with the written consent of FCN), any stockholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the Merger Consideration.

     Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from FCN, upon written request, a statement setting forth the aggregate number of shares of Barrington Bancorp Common Stock not voted in favor of the Merger Agreement and with respect to which demands for appraisal have been received along with the aggregate number of holders of such shares. FCN must mail such statement to the stockholder within ten days of receipt of such request.

     If a petition for appraisal is duly filed by a stockholder and a copy thereof is delivered to FCN, FCN will then be obligated within 20 days to provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreement as to the value of such shares has not been reached. After notice to such stockholders, the Court of Chancery is empowered to conduct a hearing upon the petition to determine those stockholders who have complied with
Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

     After determination of the stockholders entitled to an appraisal, the Court of Chancery will appraise the shares of Barrington Bancorp Common Stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger. When the value is so determined, the Court will direct the payment by FCN of such value, with interest thereon, simple or compound, if the Court so determines, to the stockholders entitled to receive the same, upon surrender to FCN by such stockholders of the certificates representing such Barrington Bancorp Common Stock.

     In determining fair value, the Court of Chancery will take into account all relevant factors, and may consider proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court. Under Delaware law, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation.

     Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." The Delaware Supreme Court has construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and are not the product of speculation, may be considered." Stockholders who are considering seeking an appraisal should bear in mind that the fair value of their shares of Barrington Bancorp Common Stock determined under Section 262 could be more than, the same as or less than the Merger Consideration, and that an opinion of an investment banking firm as to fairness is not an opinion as to fair value under Section 262.

     Costs of the appraisal proceeding may be assessed against the parties thereto (i.e., FCN and the stockholders participating in the appraisal proceeding) by the Court of Chancery as the court deems equitable in the circumstances. Upon the application of any stockholder, the Court of Chancery may determine the amount of interest, if any, to be paid upon the value of the stock of stockholders entitled thereto. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any stockholder who has demanded appraisal rights will not be entitled, after the Effective Time, to vote the stock subject to such demand for any purpose or to receive payment of dividends or any other distribution with respect to such shares (other than dividends or distributions, if any, payable to holders of record as of a record date prior to the Effective Time) or to receive the payment of the Merger Consideration. However, if no petition for an appraisal is filed within 120 days after the Effective Time or if such stockholder delivers to FCN a written withdrawal of his demand for an appraisal and an acceptance of the Merger, either within 60 days after the Effective Time or thereafter with the written approval of FCN, then the right of such stockholder to an appraisal will cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just.

     Failure to comply strictly with these procedures may cause the stockholder to lose his or her appraisal rights. Consequently, any stockholder who desires to exercise his or her appraisal rights is urged to consult a legal advisor before attempting to exercise such rights.

Fractional Shares

     No certificates or scrip representing fractional shares of FCN Common Stock will be issued upon the surrender for exchange of certificates representing Barrington Bancorp Common Stock, no dividend or distribution of FCN will relate to any fractional shares, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of FCN. Each stockholder of Barrington Bancorp who would be entitled to a fractional share in the Merger will receive a cash payment (without interest) determined by multiplying (i) the fractional share interest to which the holder would otherwise be entitled pursuant to the terms of the Merger Agreement by (ii) the closing price of FCN Common Stock on the NYSE on the trading day immediately preceding the Effective Time, as reported in the Wall Street Journal, Midwest Edition, rounded to the nearest cent.

Exchange of Certificates

     After the Effective Time, holders of certificates of Barrington Bancorp Common Stock shall cease to have rights with respect to such certificates and their sole rights shall be to exchange such certificates for the Merger Consideration.

     As soon as practicable after the Effective Time, FCN will deliver to each Barrington Bancorp holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Barrington Bancorp Common Stock (the "Certificates"), a transmittal letter and instructions to be used in surrendering the Certificates in exchange for (i) certificates representing the number of shares of FCN Common Stock into which their shares of Barrington Bancorp Common Stock are to be converted pursuant to the Merger Agreement, and (ii) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such stockholder has the right to receive in respect of the Certificates surrendered in connection with the Merger. No interest will be paid or accrued on the cash in lieu of fractional shares or on the unpaid dividends and distributions, if any, payable to holders of Barrington Bancorp Common Stock.

     BARRINGTON BANCORP STOCKHOLDERS SHOULD NOT FORWARD THEIR BARRINGTON BANCORP STOCK CERTIFICATES UNTIL THEY RECEIVE THE TRANSMITTAL LETTER AND INSTRUCTIONS.

     Until such surrender for the Merger Consideration and subject to the effect, if any, of applicable law, the Certificates will thereafter represent the right to exchange and receive the number of shares of FCN Common Stock into which such shares are convertible in the Merger, and the holders will be entitled to all rights and privileges of holders of FCN Common Stock, except that holders of Certificates will not be entitled to vote or to receive dividends or any other distributions declared by FCN until the Certificates are so surrendered. Following surrender of the Certificates in accordance with the terms of the Merger Agreement, the holders of newly-issued FCN certificates will be paid, without interest, any dividends or other distributions (for which the record date is after the Effective Time) with respect to the shares of FCN Common Stock (less any taxes that may have been imposed thereon).

     After the Effective Time, holders of unsurrendered Certificates shall not be entitled to vote at any meeting of FCN stockholders at which holders of FCN Common Stock are eligible to vote, unless such holders have exchanged their Certificates. Any Certificate representing shares of FCN Common Stock to be issued in a name other than that in which the Certificate is registered must be properly endorsed and otherwise in proper form for transfer, and the holder requesting such exchange must pay to FCN, or its designated exchange agent, in advance, any transfer or other taxes in connection therewith.

     In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of such Certificate and the posting of any bond required by FCN or its exchange agent, FCN, or its exchange agent, will issue for such lost, stolen or destroyed Certificate, the shares of FCN Common Stock and deliver cash in lieu of fractional shares due to the holder of such Certificate under the terms of the Merger Agreement.

     After the Effective Time, there will be no further registration or transfer on the records of Barrington Bancorp of the Certificates and, if such Certificates are presented to FCN for transfer, they will be cancelled against delivery of certificates for FCN Common Stock.

 Interests of Certain Persons in the Merger

     Certain directors and executive officers of Barrington Bancorp have certain interests in the Merger in addition to their interests as stockholders of Barrington Bancorp generally. The Barrington Bancorp Board was aware of these interests and considered them in approving the Merger Agreement and the transactions contemplated thereby.

     Indemnification; Insurance. Pursuant to the Merger Agreement, after the Effective Time, FCN shall maintain all rights of indemnification, including rights regarding the payment of advances and expenses existing immediately prior to the Effective Time in favor of employees, agents, officers and directors of Barrington Bancorp and First Federal pursuant to the Certificate of Incorporation, Charter, Bylaws, or otherwise. FCN agrees that persons serving as directors and officers of Barrington Bancorp immediately prior to the Effective Time shall be covered for a period of three years from the Effective Time by the directors' and officers' liability insurance policy presently maintained by Barrington Bancorp and First Federal with respect to acts or omissions occurring prior to the Effective Time; provided, that FCN may substitute policies containing terms and conditions which are not materially less advantageous than the current policy maintained by Barrington Bancorp and First Federal.

     Advisory Board. At the Effective Time, FCN will form a Barrington, Illinois Advisory Board (the "Advisory Board"), which will be maintained by FCN at least through May 10, 2000. Each current member of the Barrington Bancorp Board specified in the Merger Agreement shall, at the time he or she no longer is a Director of Barrington Bancorp, be entitled to immediately become a member of the Advisory Board for a term specified in the Merger Agreement. The Advisory Board shall meet at least once every six months at such time selected and designated by FCN, and each member of the Advisory Board shall receive compensation of $250 per meeting attended.

     Existing Employment Agreements. Pursuant to the Merger Agreement, Barrington Bancorp will enter into employment agreements with its President, Hugh Palmer, and two other executive officers, Vice President and Secretary Georgeanna Smalarz and Vice President and Treasurer Peter Fidler, to commence on the effective date. Under the terms of the agreements, in exchange for the performance of administrative and management services, Mr. Palmer, Ms. Smalarz and Mr. Fidler will receive annual salaries of $104,940, 64,542 and $63,120, for terms specified in the respective agreements. In addition, the officers will be entitled to continued participation in the ESOP.

     Upon termination of Mr. Palmer's agreement, FCN will pay to Mr. Palmer the difference between (i) $314,820 and (ii) the FCN salary theretofore paid to Mr. Palmer. In addition, FCN will continue to provide Mr. Palmer with life and health insurance equal to that offered to other employees of FCN for a period of 12 months after termination of the Agreement.

     At the Effective Time, FCN will honor these agreements.

     Employee Severance Compensation Plan. At the Effective Time, FCN will assume all of the obligations of First Federal under the Employee Severance Compensation Plan (the "Employee Severance Plan"). The rights of existing employees under the Employee Severance Plan will be deemed to be vested contractual rights at the Effective Time. See "Proposal II -Election of Directors--Benefit Plans."

     Stock Options and Restricted Stock. At the Effective Time, each option issued pursuant to the Barrington Bancorp Stock Option Plan to acquire Barrington Bancorp Common Stock that is outstanding and unexercised immediately prior thereto shall by virtue of the Merger be assumed by FCN and thereafter be deemed to constitute either (i) an option to acquire, on the same terms and conditions as were applicable under the Barrington Bancorp Stock Option Plan immediately prior to the Effective Time, at an exercise price (rounded to the nearest cent) equal to the original option exercise price divided by the Exchange Ratio, the number of shares of FCN Common Stock equal to the product of the number of shares of Barrington Bancorp Common Stock subject to the original option and the Exchange Ratio, subject to certain limitations and qualifications as further described in the Merger Agreement, or (ii) the right to receive cash in lieu of the Barrington Bancorp stock options as described in the Merger Agreement.

     At the Effective Time all Shares of Barrington Bancorp Common Stock subject to restrictions under the First Federal RRP shall by virtue of the Merger be either (i) exchanged for certificates of FCN Common Stock with the same restrictions or (ii) converted into the right to receive cash in lieu of Barrington Bancorp restricted stock equal to the product of (A) the number of shares of restricted stock held by or for the account of the director or employee under the First Federal RRP and (B) $25.85, net of any cash which must be withheld under federal and state income and employment tax requirements.

     At May 2, 1996, directors and executive officers of Barrington Bancorp beneficially owned 20,944 shares of restricted stock under the First Federal RRP. In addition, at such date, directors and executive officers of Barrington Bancorp had options to purchase a total of 48,599 shares of Barrington Bancorp Common Stock at an exercise price of $10.00.

     Employee Stock Ownership Plan. After the Effective Time, the ESOP shall remain in effect for the benefit of the ESOP participants immediately prior to the Effective Time.

     The Merger Agreement provides that at or immediately prior to the Effective Time, the ESOP will be amended to provide, among other things, that a participant need not be employed on the last day of the plan year to receive allocations under the ESOP, all accounts thereunder shall be fully vested and nonforfeitable, and FCN Common Stock shall become a qualifying employer security for purposes of the ESOP. From and after the Effective Time through December 31, 1997, FCN shall make the maximum annual contributions to the ESOP permitted under the Code so as to maximize payments on the ESOP loan as promptly as practical. Upon payment of the ESOP loan in full on December 31, 1997, FCN shall cause the ESOP to be terminated or merged into another FCN tax qualified plan. If the ESOP loan has not been fully retired as of December 31, 1997, FCN shall apply to the appropriate district office of the Internal Revenue Service (the "IRS") for approval to covert to cash a sufficient amount of FCN Common Stock in the ESOP to retire the ESOP loan in full. Upon receipt of a favorable determination letter from the IRS, FCN shall cause the ESOP to make a distribution of benefits in a manner consistent with the determination letter. In the event that certain persons identified in the Merger Agreement are employed by Barrington Bancorp or First Federal immediately prior to the Effective Time, then as soon as practical following the calendar year of the termination of employment of such person, or, if earlier, upon the termination or merger of the ESOP, such persons shall be paid by FCN the amount provided for in the Merger Agreement with respect to such persons' interest in the ESOP. Notwithstanding the foregoing, FCN shall apply to the IRS for a determination letter or ruling relating to a proposed termination of the ESOP as of the Effective Time providing for the conversion to cash of a sufficient number of shares of FCN Common Stock to fully retire the ESOP loan without any amount being subject to limitation on allocation under Section 415 of the Code. In the event a favorable determination letter is received prior to December 31, 1996, then the ESOP may be terminated by FCN with distribution of assets being made as soon as practicable thereafter. If a favorable determination letter is not received by December 31, 1996, FCN shall pay certain officers and employees of Barrington Bancorp a cash payment with respect to their ESOP accounts calculated in accordance with the Merger Agreement.

     FCN has agreed that no action will be taken with respect to the ESOP which would cause the assets of the ESOP to be used for any purpose other than for the exclusive benefit of current plan participants unless such action is required to retain the qualified status of the ESOP.

 Representations and Warranties

     In the Merger Agreement, Barrington Bancorp and FCN have each made certain customary representations and warranties relating to, among other things, the parties' respective organization, capitalization, qualification to do business and compliance with applicable law, authority relative to the Merger Agreement, the timely filing of all regulatory reports, reliability of financial statements, taxes, employee benefit plans, environmental matters, Community Reinvestment Act compliance, the truth and accuracy of information prepared and provided by them in connection with the Merger, the absence of certain legal proceedings and other events, including material adverse changes in the parties' business, financial condition, operations or properties. For detailed information on such representations and warranties, see the Merger Agreement attached hereto as Appendix I.

Conditions to the Merger

     The respective obligations of Barrington Bancorp and FCN to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (i) no preliminary or permanent injunction or other order by any federal or state court which prevents the consummation of the Merger shall have been issued and shall remain in effect; nor shall there be any third party proceeding pending to prevent the consummation of the Merger; (ii) FCN shall have received all applicable regulatory approvals and consents to consummate the transactions contemplated in the Merger Agreement and all required waiting periods shall have expired; (iii) the Registration Statement shall have been declared effective under the Securities Act and no stop orders shall be in effect and no proceedings for such purpose shall be pending or threatened by the SEC; (iv) each party shall have received the tax opinion addressed to it, as further described under "--Certain Federal Income Tax Consequences of the Merger" herein; (v) the FCN Common Stock shall have been approved for listing on the NYSE subject to official notice of issuance; and (vi) the Barrington Bancorp stockholders shall have approved the Merger.

     In addition, the obligation of FCN to consummate the Merger is subject to the satisfaction by Barrington Bancorp or waiver by FCN of the following conditions: (i) the representations and warranties of Barrington Bancorp contained in the Merger Agreement shall be true and correct in all material respects on the date of the Merger Agreement and as of the Effective Time; (ii) Barrington Bancorp shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time; (iii) there shall not have been any action taken or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any federal or state government or government agency or instrumentality or court, which would prohibit FCN's ownership or operation of all or a material portion of the business or assets of Barrington Bancorp or any Barrington Bancorp subsidiary, or would compel FCN to dispose of all or a material portion of the business or assets of First Federal, as a result of the Merger Agreement, or which would render FCN or Barrington Bancorp unable to consummate the transactions contemplated by the Merger Agreement; (iv) since the date of the Merger Agreement, Barrington Bancorp shall not have suffered a "Material Adverse Effect" (as defined in the Merger Agreement) ; (v) FCN shall have received an opinion from Silver, Freedman & Taff, L.L.P. as provided in the Merger Agreement; (vi) FCN shall have received a certificate of Hugh H. Palmer certifying conditions as set forth in the Merger Agreement; (vii) all regulatory approvals and consents to consummate the Subsidiary Bank Merger shall have been received and all required waiting periods expired; and (viii) the consolidated stockholders' equity of Barrington Bancorp as of the end of the month immediately prior to the closing date and as adjusted in accordance with the Merger Agreement shall not be less than $11.3 million, subject to certain adjustments.

     In addition, the obligation of Barrington Bancorp to consummate the Merger is subject to the satisfaction by FCN or waiver by Barrington Bancorp of the following conditions: (i) the representations and warranties of FCN contained in the Merger Agreement shall be true and correct in all material respects on the date of the Merger Agreement and as of the Effective Time; (ii) FCN shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time; (iii) Barrington Bancorp shall have received the opinion of Sherman I. Goldberg, Executive Vice President and General Counsel to FCN, as provided in the Merger Agreement; and (iv) Barrington Bancorp shall have received a certificate signed by an Executive Vice President or more senior officer of FCN certifying conditions as set forth in the Merger Agreement.

Regulatory Approvals

     The Merger is subject to the approval of the FRB and the OTS. FCN filed an application for approval of the Merger with the FRB and the OTS on February 29, 1996 and March 7, 1996, respectively. It is also a condition to the Merger that the Subsidiary Bank Merger be approved by the OCC prior to the Effective Time. FCN filed an application with the OCC for approval of the Subsidiary Bank Merger on March 1, 1996. FCN received the approval of the FRB and the OCC, respectively, on April 1 and April 17, 1996, and anticipates obtaining the approval of the OTS during the second quarter of 1996. There can be no assurance that the OTS will approve the Merger or the Subsidiary Bank Merger, or the timing of the receipt of any such approval.

     It is a condition to the consummation of the Merger that these regulatory approvals be obtained and be in full force and effect and all related waiting periods required by law shall have expired; provided, however, that the foregoing shall not be deemed satisfied if any such approvals are conditioned or restricted in a manner that could reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on FCN. There can be no assurance that any such approval will not contain terms, conditions or requirements which may cause such approval to fail to satisfy such conditions to the consummation of the Merger.

     In addition, under federal law, the Department of Justice may file objections to the Merger under the federal antitrust laws. The Department of Justice could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger unless divestiture of an acceptable number of branches to a competitively suitable purchaser could be made. While FCN believes that the likelihood of such action by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate such a proceeding.

     The foregoing approvals are not to be interpreted as the opinion of these regulatory authorities that the Merger is favorable to the stockholders of Barrington Bancorp or FCN from a financial point of view or that those regulatory authorities have considered the adequacy of the terms of the Merger. An approval by such regulatory authorities in no way constitutes an endorsement or a recommendation of the Merger by such regulatory agencies.

     FCN and Barrington Bancorp are not aware of any other governmental approvals or actions that are required for consummation of the Merger except as described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained, that it would not delay consummation of the Merger or that it would not be conditioned in a manner that would cause FCN to abandon the Merger. In the event the Merger is not consummated on or before December 31, 1996, the Merger Agreement may be terminated by either FCN or Barrington Bancorp. See "--Waiver and Amendment; Termination."

Waiver and Amendment; Termination

     Pursuant to the Merger Agreement, any term, provision or condition of the Merger Agreement (other than the requirement of stockholders' approval) may be waived in writing at any time by the party which is entitled to the benefits hereof. The failure of either party at any time or times to require performance of any provision of the Merger Agreement shall in no manner affect such party's right at a later time to enforce the same. No waiver by any party of a condition or of the breach of any term, covenant, representation or warranty contained in the Merger Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, covenant, representation or warranty of the Merger Agreement. No investigation, review or audit by FCN or Barrington Bancorp prior to or after the date hereof shall estop or prevent either party from exercising any right under the Merger Agreement or be deemed to be a waiver of any such right.

     Prior to the Effective Time, the FCN Board and the Barrington Bancorp Board may, by written action, (i) extend the time for performance of any obligations or other acts required by the Merger Agreement; (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; and (iii) waive compliance with any agreements or conditions contained in the Merger Agreement. Subject to applicable law, any of the provisions of the Merger Agreement may be amended or modified by action of the FCN Board and Barrington Bancorp Board at any time before or after approval of the Merger Agreement by Barrington Bancorp stockholders. The DGCL, governing mergers between Delaware corporations, provides, among other things, that the merger agreement may confer upon the respective boards of directors of the constituent corporations the authority to amend the agreement at any time prior to the effective time of the transaction, provided that any amendment effected after approval by the stockholders of any constituent corporation may not alter the value or kind of consideration to be received by such stockholders in exchange for their own shares or otherwise adversely affect such stockholders.

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval of the matters presented herein by Barrington Bancorp stockholders: (i) by mutual written consent of the FCN Board and the Barrington Bancorp Board; (ii) if there is a final judicial or regulatory determination that any material provision of the Merger Agreement is illegal, invalid or unenforceable or denying any regulatory application required to consummate the Merger; (iii) at any time on or prior to December 31, 1996 in the event that any of the conditions precedent to the obligations of either party are impossible to be satisfied or fulfilled by such date; (iv) if the required approval of the Barrington Bancorp stockholders is not obtained; (v) by the non-breaching party if the other party has materially breached any representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach would result in a failure to satisfy the closing conditions set forth in the agreement and which cannot be or is not cured within 30 days after written notice of such breach has been provided by the non-breaching party; and (vi) on or after December 31, 1996, in the event the Merger has not been consummated by such date.

Stock Option Agreement

     The following description of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement. A COPY OF THE STOCK OPTION AGREEMENT WILL BE PROVIDED WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN REQUEST TO HUGH H. PALMER, PRESIDENT OF BARRINGTON BANCORP, OR FCN, AT THEIR RESPECTIVE ADDRESSES INDICATED UNDER "AVAILABLE INFORMATION."

     At the time of execution of the Merger Agreement, Barrington Bancorp and FCN entered into the Stock Option Agreement pursuant to which Barrington Bancorp granted FCN the Barrington Bancorp Option covering up to 131,500 shares of Barrington Bancorp Common Stock, or approximately 19.9% of the then outstanding shares of Barrington Bancorp Common Stock, at a price per share of $20.50, exercisable only upon the happening of certain events that in general would indicate that a third party is attempting to acquire control of Barrington Bancorp. The Barrington Bancorp Option is exercisable only if FCN has complied with the terms of the Merger Agreement at the time of exercise; provided, that FCN may exercise the Barrington Bancorp Option (assuming it is otherwise exercisable) if FCN is in breach of the Merger Agreement and such breach is in response, or subsequent, to a material breach of the Merger Agreement by Barrington Bancorp or First Federal. Depending upon the number of shares purchased, the exercise of the Barrington Bancorp Option may be subject to the approval of certain government regulatory authorities. The Stock Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Consequently, certain aspects of the Stock Option Agreement may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all or a significant interest in Barrington Bancorp from considering or proposing such an acquisition.

     If the conditions to exercise the Barrington Bancorp Option have been met, the Barrington Bancorp Option may be exercised by FCN in whole or in part at any time prior to the Effective Time.

     FCN may exercise the Barrington Bancorp Option only if any of the following events has occurred:

     (i) On or after the fifth day preceding the scheduled initial expiration date of a bona fide tender or exchange offer for 20% or more of the then outstanding shares of Barrington Bancorp by any person, entity, corporation or group other than FCN or any of its subsidiaries (a "Person");

     (ii) the execution by Barrington Bancorp of a letter of intent or other agreement whereby a Person would have the right to acquire control of Barrington Bancorp or any of its subsidiaries or all or substantially all the assets of Barrington Bancorp or any of its subsidiaries;

     (iii) withdrawal by the Barrington Bancorp Board of its recommendation to its stockholders of the approval of the Merger or the acceptance by the Barrington Bancorp Board of, or the recommendation by the Barrington Bancorp Board that Barrington Bancorp stockholders accept, an offer from any Person to merge or consolidate with or acquire 20% or more of the then outstanding shares or all or substantially all the assets of Barrington Bancorp or any of its subsidiaries;

     (iv) the acquisition by any Person of 20% or more of the then outstanding shares of Barrington Bancorp; or

     (v) any of the events described in paragraphs (b) or (c) above occur within 180 days after the Merger Agreement is terminated in whole or in part because of a breach by Barrington Bancorp of any of the terms and provisions of the Merger Agreement.

     The Stock Option Agreement provides FCN with the right to require Barrington Bancorp to purchase all, but not less than all, of the shares issued pursuant to the Stock Option Agreement (or the option itself if it has not been exercised). In addition, after the exercise of the Barrington Bancorp Option, FCN shall have the right for two years after such exercise to require that Barrington Bancorp file a registration statement under the Securities Act to register the shares issued pursuant to the exercise of the Barrington Bancorp Stock Option.

     The Barrington Bancorp Option terminates upon the earliest of (i) the expiration of one year after the occurrence of an event which causes the Barrington Bancorp Option to become exercisable; (ii) the termination of the Merger Agreement in accordance with its terms (other than if terminated by FCN due to the breach of the Merger Agreement by Barrington Bancorp or for certain other events); (iii) one year after the termination of the Merger Agreement by FCN due to the breach of the Merger Agreement by Barrington Bancorp or for certain other events; or (iv) consummation of the Merger.

Conduct of Business Pending the Merger

     Without the prior written consent of FCN, Barrington Bancorp and First Federal shall not declare or pay any dividend or make any other distribution with respect to their capital stock or ownership interests whether in cash, stock or other property after the date of the Merger Agreement, except that Barrington Bancorp will be permitted to declare and pay its regular quarterly dividend in an amount not to exceed the amount of the most recent quarterly cash dividend paid by Barrington Bancorp prior to the date of the Merger Agreement; provided, however, that FCN and Barrington Bancorp agree that Barrington Bancorp shall coordinate the declaration of dividends on Barrington Bancorp Common Stock, and the record and payment dates relating thereto, with the dividend record and payment dates for FCN Common Stock so that the holders of Barrington Bancorp Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Barrington Bancorp Common Stock.

     Barrington Bancorp has agreed that Barrington Bancorp and First Federal shall continue to carry on, after the date of the Merger Agreement, their respective businesses and the discharge or incurrence of obligations and liabilities, only in the usual, regular and ordinary course of business in accordance with past practices. Barrington Bancorp and First Federal shall not, without the prior written consent of FCN: (i) issue, sell or pledge any capital stock or any options, warrants, or other rights to subscribe for or purchase capital stock or any securities convertible into or exchangeable for any capital stock, except pursuant to options outstanding on the date of the Merger Agreement under the Barrington Bancorp Stock Option Plan or the Stock Option Agreement; (ii) directly or indirectly redeem, purchase or otherwise acquire any capital stock or ownership interests of Barrington Bancorp or First Federal;
(iii) effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize; (iv) change its Charter, Certificate of Incorporation, or Bylaws; (v) enter into, adopt or amend any employment agreement, severance agreement, change of control agreement, or plan relative to the foregoing; or grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to directors, officers or employees, including vacation compensation, or except as required by law, pay or agree to pay any bonus, or adopt or make any change in any bonus, insurance, pension, or "Benefit Plan" (as defined in the Merger Agreement) or grant or award any additional shares under the First Federal RRP;
(vi) except in the ordinary course of business consistent with past practices, borrow or agree to borrow any funds, including but not limited to repurchase transactions, or indirectly guarantee or agree to guarantee any obligations of others; (vii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in a principal amount in excess of $500,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $500,000 (excluding for this purpose any accrued interest on overdrafts), without the prior written consent of FCN; (viii) enter into, modify or extend any agreement, contract or commitment out of the ordinary course of business; (ix) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance;
(x) place on any of its real estate assets or properties any mortgage, pledge, lien, change or encumbrance; (xi) cancel any material indebtedness owing to it or any claims which it may possess or waive any rights of material value; (xii) sell or otherwise dispose of any real property or any material amount of tangible or intangible personal property other than properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness owed to Barrington Bancorp; (xiii) knowingly or willfully commit any act or fail to commit any act which will cause a material breach of any agreement, contract or commitment; (xiv) violate any law, statute, rule, governmental regulation or order, which violation might have a Material Adverse Effect (as defined in the Merger Agreement) on Barrington Bancorp; (xv) purchase any real or personal property, deposit liabilities or make any capital expenditure where the amount paid or committed therefor is in excess of $50,000, except for previously outstanding commitments ; (xvi) engage in any activity or transaction outside the ordinary course of business; (xvii) enter into or acquire any derivatives contract or structured note; (xviii) enter into any new, or modify, amend or extend the terms of any existing, contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk; or (xix) settle any claim, action or proceeding involving monetary damages, except in the ordinary course of business consistent with past practice. Barrington Bancorp and First Federal shall not, without the prior written consent of FCN, voluntarily engage in any transaction or take any action that would render untrue any of the representations and warranties of Barrington Bancorp contained in the Merger Agreement, if such representations and warranties were given as of the date of such transaction or action.

     Under the terms of the Merger Agreement, Barrington Bancorp has agreed that it will, and will cause First Federal to, use their best efforts to maintain their respective properties and assets in their present state of repair, order and condition, reasonable wear and tear excepted, and to maintain and keep in full force and effect all policies of insurance presently in effect, including the insurance of accounts with the FDIC. Barrington Bancorp has also agreed that it will, and will cause First Federal to, take all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters known by Barrington Bancorp which could reasonably give rise to a claim prior to the Effective Time.

     Without the prior consent of FCN, which consent will not be unreasonably withheld, Barrington Bancorp has agreed that it will not, and will not permit First Federal to, enter into, increase or renew any loan or credit commitment (including letters of credit) to any executive officer or director of Barrington Bancorp or First Federal, any five percent stockholder of Barrington Bancorp, or any entity controlled, directly or indirectly, by any of the foregoing or engage in transactions with any of the foregoing.

Expenses

     All expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses, provided that the expenses of printing and mailing this Proxy Statement/Prospectus and filing and other fees paid to the SEC in connection with the Merger shall be shared equally by FCN and Barrington Bancorp.

Accounting Treatment

     The Merger will be accounted for as a purchase and certain adjustments will have to be made with respect to the acquired assets and liabilities of Barrington Bancorp based upon estimated fair market values. The actual adjustments will be made on the basis of appraisals or evaluations as of the date of consummation of the Merger.

Resales of FCN Common Stock by Affiliates

     The shares of FCN Common Stock to be issued in the Merger will be registered under the Securities Act and will be freely transferable, except for shares issued to any stockholder who may be deemed to be an "affiliate" of Barrington Bancorp for purposes of Rule 145 under the Securities Act as of the date of the Barrington Bancorp Annual Meeting. Affiliates may not sell their shares of FCN Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. Persons who may be deemed to be affiliates of Barrington Bancorp generally include individuals or entities that control, are controlled by or under common control with Barrington Bancorp, and may include certain officers and directors of Barrington Bancorp as well as principal stockholders of Barrington Bancorp.

     Barrington Bancorp has agreed in the Merger Agreement to use its best efforts to cause each director, executive officer and other person who may be deemed an affiliate of Barrington Bancorp for purposes of Rule 145 to execute and deliver a written agreement intended to ensure compliance with the Securities Act.

Certain Federal Income Tax Consequences of the Merger

     The following is a summary description of the anticipated material federal income tax consequences of the Merger to FCN, Barrington Bancorp and holders of Barrington Bancorp Common Stock. The summary is not a complete description of the federal income tax consequences of the Merger. Each stockholder's individual circumstances may affect the tax consequences of the Merger to such stockholder.

     The discussion is based upon the Code, Treasury regulations, IRS rulings, and judicial and administrative decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that Barrington Bancorp Common Stock is held as a "capital asset" within the meaning of Section 1221 of the Code (i.e., property generally held for investment). In addition, this discussion does not address all of the tax consequences that may be relevant to a holder of Barrington Bancorp Common Stock in light of his or her particular circumstances or to holders subject to special rules, such as foreign persons, financial institutions, tax-exempt organizations or insurance companies. The opinions of counsel referred to in this section will be based on facts existing at the Effective Time, and in rendering such opinions, such counsel may require and rely upon representations contained in certificates of officers of FCN, Barrington Bancorp and others.

     HOLDERS OF BARRINGTON BANCORP COMMON STOCK SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM DUE TO THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

     Pursuant to a condition to the obligation of FCN and Barrington Bancorp to consummate the Merger, FCN and Barrington Bancorp have received an opinion from Silver, Freedman & Taff, L.L.P., based on customary reliance and subject to customary qualifications, substantially to the effect that:

        (i) the Merger will qualify as a reorganization within the meaning of
     Section 368(a) of the Code;

       (ii) no gain or loss will be recognized by any holder of Barrington Bancorp Common Stock whose shares of Barrington Bancorp Common Stock are exchanged solely for FCN Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in FCN Common Stock);

      (iii) the aggregate tax basis of the FCN Common Stock received by a holder of Barrington Bancorp Common Stock in the Merger will be the same as the aggregate tax basis of the Barrington Bancorp Common Stock surrendered in exchange therefor (subject to any adjustment required as the result of receipt of cash in lieu of a fractional share of FCN Common Stock);

       (iv) the holding period of the shares of FCN Common Stock received by a holder of Barrington Bancorp Common Stock in the Merger will include the period during which the shares of Barrington Bancorp Common Stock surrendered in exchange therefor were held (provided that such shares of Barrington Bancorp Common Stock were held as capital assets at the Effective Time); and

       (v) based upon the current ruling position of the IRS, cash received by a holder of Barrington Bancorp Common Stock in lieu of a fractional share interest in FCN Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of FCN Common Stock, and gain or loss will be recognized for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the basis of the share of Barrington Bancorp Common Stock allocable to such fractional share interest. Such gain or loss should be long-term capital gain or loss if such share of Barrington Bancorp Common Stock was a capital asset and has been held for more than one year at the Effective Time.

                       DESCRIPTION OF FCN CAPITAL STOCK

     Common Stock. FCN is authorized to issue 750,000,000 shares of FCN Common Stock. As of December 31, 1995, there were outstanding 315,241,109 shares of FCN Common Stock.

     Holders of FCN's Common Stock are entitled to receive dividends when, as and if declared by the FCN Board out of any funds legally available therefor, and are entitled upon liquidation, after claims of creditors and preferences of FCN's outstanding preferred stock and any other series of preferred stock hereafter authorized, to receive pro rata the net assets of FCN.

     The holders of the FCN Common Stock are entitled to one vote for each share held and are vested with all of the voting power except as the FCN Board has provided with respect to the outstanding shares of FCN's preferred stock or may provide, in the future, with respect to any other series of preferred stock which it may hereafter authorize.

     The shares of FCN Common Stock have non-cumulative voting rights, which means that the holders of more than 50% of the shares of FCN Common Stock voting for the election of directors can elect 100% of the directors standing for election at any meeting if they choose to do so and, in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the FCN Board at that meeting.

     FCN's Certificate of Incorporation (the "FCN Certificate") contains specific provisions with respect to the election of directors, which include the provision that the FCN Board is divided into three classes, each having a number of directors as nearly equal as possible, and each class being elected for a three-year term, with one class being elected each year. The FCN Certificate includes specific provisions with respect to mergers and other business combinations. In general, these provisions require that, in the case of a proposed merger or other business combination involving FCN and an Interested Stockholder (as defined therein), the approving vote of the holders of at least a majority of the voting power of all shares of voting stock held by persons who are not Interested Stockholders or persons affiliated with Interested Stockholders is required, unless the business combination has been approved by a majority of directors not affiliated with the Interested Stockholder or unless certain conditions regarding minimum price and procedural protections are met with respect to each class of FCN 's then outstanding voting stock. The provisions of the FCN Certificate also require that the FCN Board will not approve a proposal for a business combination or a tender offer until the FCN Board has evaluated the proposal in light of its effect on the stockholders and employees of FCN and the communities served by FCN. These provisions of the FCN Certificate could be used to make more difficult a change in control of FCN.

     The holders of FCN Common Stock do not have any preemptive rights to subscribe for additional shares of capital stock of FCN . The holders of FCN Common Stock have no conversion rights, the FCN Common Stock is not subject to redemption by either FCN or a stockholder, and there is no restriction on the purchase by FCN of shares of FCN Common Stock except for certain regulatory limits.

     FCN Common Stock is listed on the New York, Chicago and Pacific Stock Exchanges. First Chicago Trust Company of New York is the transfer agent, registrar and dividend disbursing agent for the FCN Common Stock.

     Other Capital Stock. The FCN Board has the authority, without further stockholder action, to issue from time to time a maximum of 10,000,000 shares of preferred stock, without par value, in one or more series and for such consideration as may be fixed from time to time by the FCN Board, and to fix before the issuance of any shares of preferred stock of a particular series, the designation of such series, the redemption price or prices, if any, and the terms and conditions of the redemption, the liquidation price, the voting rights, if any, any sinking fund provisions of the redemption or purchase of the shares of such series, the terms and conditions upon which the shares are convertible, if they are convertible, and any other relative rights, preferences and limitations pertaining to such series.

     As of December 31, 1995, there were issued and outstanding 1,191,000 share of FCN's Preferred Stock with Cumulative and Adjustable Dividends, Series B ($100 stated value) (the "Series B Preferred Stock"), 713,800 shares of FCN's Preferred Stock with Cumulative and Adjustable Dividends, Series C ($100 stated value) (the "Series C

Preferred Stock"), 160,000 shares of FCN's 8.45% Cumulative Preferred Stock, Series E ($625 stated value) (the "Series E Preferred Stock"), and 39,774 shares of FCN's 5 3/4% Cumulative Convertible Preferred Stock, Series B ($5,000 stated value) (the "Series B Convertible Preferred Stock") (collectively, the "Existing Preferred Stock"). In addition, FCN has issued 6,000,000 preferred share purchase units ("Preferred Purchase Units") which may require the holder of which to purchase, no later than 2023, FCN's 7 1/2% Cumulative Preferred Stock (the "7 1/2% Preferred Stock").

     The FCN preferred stock ranks prior to the FCN Common Stock, both as to dividends and upon liquidation, but has no general voting rights except as described in the next succeeding paragraph. Each series of FCN preferred stock ranks pari passu with each other series of FCN preferred stock with respect to dividends and liquidation rights. Dividends on the currently outstanding FCN preferred stock are cumulative.

     Except as set forth herein, or as expressly required by applicable law, the holders of the FCN preferred stock are not entitled to vote. If the equivalent of six quarterly dividend payments on any series of FCN preferred stock are in default, the number of directors of FCN will be increased by two and the holders of all outstanding series of the FCN preferred stock, voting as a single class without regard to series, will be entitled to elect such additional two directors until all dividends in default have been paid or declared and set aside for payment.

     The dividend rate on the Series B Preferred Stock and Series C Preferred Stock is adjusted quarterly, based on a formula that considers the interest rates for selected short-and long-term U.S. Treasury securities prevailing at the time the rate is set. The Series B Convertible Preferred Stock and the Series E Preferred Stock have fixed dividend rates.

     The Series B Preferred Stock is subject to a minimum and maximum annual dividend rate of 6.00 percent and 12.00 percent, respectively. The annualized dividend rate for the quarterly period ended May 31, 1996, is 6.00 percent. Shares of this series are redeemable, at the option of FCN, at their stated value of $100 per share plus accrued and unpaid dividends. Shares of this series are not convertible into other securities of FCN.

     The Series C Preferred Stock is subject to a minimum and maximum annual dividend rate of 6.50 percent and 12.50 percent, respectively. The annualized dividend rate for the quarterly period ended May 31, 1996, is 6.50 percent. Shares of this series are redeemable, at the option of FCN, at their stated value of $100 per share plus accrued and unpaid dividends. Shares of this series are not convertible into other securities of FCN.

     The Series E Preferred Stock is represented by depositary shares with each depositary share representing a one-twenty-fifth interest in a share of Series E Preferred Stock. The Series E Preferred Stock has an annual dividend rate equal to $52.8125 ($2.1125 per depositary share), or 8.45 percent, which was fixed at the date of issue. Shares of this series are redeemable, at the option of FCN, at any time on or after November 16, 1997, at a redemption price of $625 per share ($25 per depositary share) plus accrued and unpaid dividends. Shares of this series are not convertible into other securities of FCN.

     The Series B Convertible Preferred Stock is represented by depositary shares with each depositary share representing a one-hundredth interest in a share of Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock has an annual dividend rate equal to $287.50 ($2.875 per depositary share), or 5 3/4 percent, which was fixed at the date of issue. Shares of FCN's Series B Convertible Preferred Stock may be converted into shares of FCN Common Stock at a conversion price of $29.6271 per share of FCN Common Stock (equivalent to a conversion rate of 1.6876 shares of FCN Common Stock for each depositary share) at the option of the stockholder at any time. Resultant fractional interests are paid in cash. The conversion rate is subject to adjustment for certain stock dividends, subdivisions, splits and combinations, certain distributions of assets and debt to holders of FCN Common Stock, certain reclassifications of FCN Common Stock into other securities and certain distributions of rights or warrants to purchase FCN Common Stock at a price per share less than the FCN Common Stock's then market value. Shares of this series are redeemable, at the option of FCN, on or after April 1, 1997, through March 30, 2003, at an original redemption price of $5,172.50 ($51.7250 per depositary share), declining over such period to $5,028.75 ($50.2875 per depositary share), and thereafter at their stated value of $5,000 per share ($50.00 per depositary share) plus accrued and unpaid dividends.

     The shares of the outstanding FCN preferred stock (or with respect to the Series E Preferred Stock and the Series B Convertible Preferred Stock, the outstanding depositary shares representing such stock), are listed on the New York Stock Exchange. First Chicago Trust Company of New York serves as transfer agent, registrar and dividend disbursing agent for shares of the FCN preferred stock and the depositary shares representing such stock. FNBC also serves as a depositary for the shares of preferred stock represented by depositary shares.

     In addition, on May 11, 1993, FCN issued 6,000,000 Preferred Purchase Units each of which consisted of a 30-year subordinated debenture and a purchase contract requiring the purchase by the holder thereof on May 10, 2023 (or earlier at FCN's election) of FCN's 7 1/2% Preferred Stock at a purchase price of $25 per share. FCN may redeem any or all of the Preferred Purchase Units at any time after May 10, 1998, at par, and, as a result, some or all of the 7 1/2% Preferred Stock may not be issued by FCN. The 7 1/2% Preferred Stock would rank prior to the FCN Common Stock, but would have no voting rights except if the Preferred Purchase Units were in default or the FCN Certificate was proposed to be amended in a manner adverse to the holders of the 7 1/2% Preferred Stock. The 7 1/2% Preferred Stock would rank pari passu with each other series of FCN preferred stock with respect to dividends and liquidation rights. The 7 1/2% Preferred Stock, if issued, would not be convertible into other securities of FCN. The shares of preferred stock which could be issued pursuant to the purchase contracts have been reserved by FCN on its stock records.


         COMPARISON OF THE COMMON STOCK OF FCN AND BARRINGTON BANCORP

General

     As a result of the Merger, holders of Barrington Bancorp Common Stock, whose rights are presently governed by Delaware law and the Barrington Bancorp Certificate of Incorporation (the "Barrington Bancorp Certificate") and the Barrington Bancorp Bylaws, will become stockholders of FCN, also a Delaware corporation. Accordingly, their rights will be governed by the DGCL, the FCN Certificate and the FCN By-laws. Certain differences in the rights of stockholders arise from distinctions between the Barrington Bancorp Certificate and Barrington Bancorp Bylaws, on the one hand, and the FCN Certificate and FCN By-laws, on the other hand. The following is a brief description of these material differences. This description does not purport to be a complete statement of all differences between the rights of stockholders of Barrington Bancorp and FCN, and the identification of specific differences is not meant to indicate that other differences do not exist. However, Barrington Bancorp and FCN believe that all of the material differences are discussed below. The following summary is qualified in its entirety by reference to the Barrington Bancorp Certificate, the Barrington Bancorp Bylaws, the FCN Certificate and the FCN By-laws.

     Each Barrington Bancorp stockholder should carefully consider these differences, including provisions of the FCN Certificate and FCN By-laws that may have an anti-takeover effect, in connection with the decision to vote for or against the adoption and approval of the Merger Agreement.

Anti-Takeover and Supermajority Provisions

     Delaware law contains an anti-takeover provision that prevents buyers who acquire 15% or more of a target company's stock from completing a hostile takeover for three years. A takeover can, however, be completed if the buyer, while acquiring this 15% interest, acquires at least 85% of the outstanding stock. The 85% excludes shares owned by directors who are also officers and certain shares held under certain employee stock plans. The takeover can also be completed if it is approved by the target company's board of directors prior to the date the buyer became a 15% or more stockholder or after the date the buyer became a 15% or more stockholder if it is approved by the target company's board of directors and two-thirds of the shares voting at an annual or special meeting of stockholders, excluding shares held by the buyer. The anti-takeover provision applies automatically to Delaware corporations except those corporations with less than 2,000 stockholders of record or those that do not have voting stock listed on a national securities exchange or listed for quotation with a registered national securities association. Such a corporation may, if it wishes, "opt in" by amending its certificate of incorporation to adopt the provision. Any corporation may decide to "opt out" of the statute at any time, by action of its stockholders.

     Under the Barrington Bancorp Certificate, an affirmative vote of 80% of the then outstanding shares of stock of Barrington Bancorp entitled to vote in the election of directors ("Barrington Bancorp Voting Stock") is required to approve certain business combination transactions with a beneficial owner of 10% or more of the Barrington Bancorp Voting Stock when the combination has not been approved by the Barrington Bancorp Board.

     The FCN Certificate also contains specific provisions with respect to mergers and other business combinations. See "Description of FCN Capital Stock."

Capitalization

     Barrington Bancorp is authorized to issue 1,100,000 shares of Common Stock, $.01 par value. At May 2, 1996, there were 661,250 shares of Barrington
Bancorp Common Stock outstanding, held of record by approximately 262 holders.

     Barrington Bancorp is authorized to issue 100,000 shares of preferred stock, $.01 par value ("Barrington Bancorp Preferred Stock"). The Barrington Bancorp Board is authorized to provide for the issuance of Barrington Bancorp Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof. There are currently no shares of Barrington Bancorp Preferred Stock outstanding.

     For a discussion of the capitalization of FCN see "Description of FCN Capital Stock."

Board of Directors

     Both the Barrington Bancorp Certificate and FCN Certificate provide for a classified board of directors. The classification of directors could be used to make it more difficult to change the membership of the board of directors since at least two annual stockholder meetings would be required to effect a change in a majority of the directors.

     Under the FCN Certificate, FCN's directors may only be removed from office for cause and only upon the vote of holders of a majority of the voting power of the capital stock of FCN entitled to vote, voting as a single class. The Barrington Bancorp Certificate provides that directors may only be removed from office for cause and only by the affirmative vote of holders of not less than 80 percent of the Barrington Bancorp Voting Stock.

     Both the Barrington Bancorp Bylaws and FCN Certificate contain procedures for nominations by stockholders of candidates for election as a director. Notices containing prescribed information on nominations by stockholders of candidates for election as a director of FCN must be appropriately delivered at least 60 days but not more than 90 days prior to the anniversary date of the immediately preceding FCN annual meeting of stockholders. The specified written notice for nominations by stockholders of candidates for a Barrington Bancorp director must be appropriately delivered generally not less than 30 days prior to the date of the annual meeting; provided, however, in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholders must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.

Action by Stockholders

     Both the Barrington Bancorp Certificate and FCN Certificate prohibit stockholder action by written consent and require that any stockholder action be taken at a meeting of stockholders. Also, under the Barrington Bancorp Certificate and FCN Certificate, stockholders are not permitted to call a special meeting of stockholders.

Voting Limitation

     The Barrington Bancorp Certificate contains a provision limiting the voting rights of any person who beneficially owns more than 10% of the then-outstanding shares of Barrington Bancorp Common Stock (the "Limit"). A person who beneficially owns Barrington Bancorp Common Stock in excess of the Limit shall not be entitled or permitted to any vote in respect of the shares held in excess of the Limit. The Limit will not apply to (i) any offer made with a view toward public resale made to Barrington Bancorp or any underwriter acting on behalf of Barrington Bancorp in connection with the public offering of Barrington Bancorp stock, (ii) to an acquisition of shares, or to an offer to acquire shares, of Barrington Bancorp stock that has been approved in advance by the affirmative vote of two-thirds of the Barrington Bancorp Board or (iii) to shares owned by any employee stock benefit plan of Barrington Bancorp. The provision of the Barrington Bancorp Certificate relating to the Limit is a five-year provision which expires on December 31, 1999, but may be renewed by a vote of Barrington Bancorp stockholders prior to such time.

     There is no comparable limitation in the FCN Certificate or FCN By-laws.

Indemnification

     The Barrington Bancorp Certificate provides that a director or officer (collectively, "Indemnitee") of Barrington Bancorp shall be indemnified by Barrington Bancorp to the fullest extent authorized by the DGCL against all expenses, liability and loss reasonably incurred or suffered by such Indemnitee in connection with his or her activities as a director or officer or as a director or officer of another company, if the Indemnitee held such position at the request of Barrington Bancorp. Delaware law requires that an Indemnitee, in order to be indemnified, must have acted in good faith and in a manner reasonably believed to be not opposed to the best interests of Barrington Bancorp, and, with respect to any criminal action or proceeding, did not have reasonable cause to believe his conduct was unlawful. The FCN Certificate includes employees and agents in the class of Indemnitees described above.

     The Barrington Bancorp Certificate, the FCN Certificate and the DGCL also provide that the indemnification provisions of such certificates and the statute are not exclusive of any other right which a person seeking indemnification may have or later acquire under any statute, provision of the Certificates of Incorporation and By-laws of Barrington Bancorp or FCN, agreement, vote of stockholders or disinterested directors or otherwise.

     In addition, the Barrington Bancorp Certificate, the FCN Certificate and the DGCL also provide that the companies may maintain insurance, at their expense, to protect themselves and any officer, employee or agent of such company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Barrington Bancorp or FCN has the power to indemnify such person against such expense, liability or loss under the DGCL.

Amendment to Certificate of Incorporation and By-laws

     Amendments to the Barrington Bancorp Certificate must be approved by a majority of the Barrington Bancorp Board and also by a majority of the outstanding shares of the voting stock of Barrington Bancorp, provided, however, that approval by at least 80% of the outstanding voting stock is generally required for certain provisions of the Barrington Bancorp Certificate (i.e., provisions relating to number, classification, election and removal of directors; amendment of by-laws; call of special stockholder meetings; offers to acquire and acquisitions of control; certain business combinations; and amendments to provisions relating to the foregoing).

     The FCN Certificate provides that any amendment, alteration or repeal of Article Twelfth thereof (relating to action by the stockholders), Article Eleventh thereof (relating to directors) or Article Thirteenth thereof (relating to business combinations with Interested Stockholders) requires the affirmative vote of the holders of at least 80% of the voting power of all the shares of FCN entitled to vote generally in the election of directors, voting together as a single class.

     The Barrington Bancorp Bylaws may be amended by a majority vote of the Barrington Bancorp Board or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of its stockholders. The FCN By-laws may be altered, amended or repealed by a majority vote of the FCN Board, provided that any such amendments are not inconsistent with any provision of the FCN Certificate.

Board Review of Certain Transactions

     The FCN Certificate prohibits the FCN Board of Directors from approving, adopting or recommending any proposal to enter into a business combination with Interested Stockholders or any tender or exchange offer for any capital stock in FCN until the FCN Board establishes a procedure for evaluating and evaluates and determines that such proposal or offer complies with all applicable laws and is in the best interests of FCN and its stockholders. The FCN Certificate requires that, in making this determination, the FCN Board consider (among other factors) the adequacy of the consideration to be received by FCN and/or its stockholders, the business competence of the acquiring person or entity and the potential social and economic impact of the plan on the communities in which FCN operates.

     In addition, the FCN Certificate provides that the FCN Board may not approve, adopt or recommend any offer of any person, other than FCN, to make a tender or exchange offer for any capital stock of FCN in which the fair market value per share of the consideration to be received by one or more stockholders is substantially more than the fair market value per share of the consideration to be received by other stockholders holding shares of the same class and series, or any tender or exchange offer the consummation of which is reasonably likely, in the good faith determination of the FCN Board, in one transaction or a series of transactions, to have that result.

     Neither the Barrington Bancorp Certificate nor the Barrington Bancorp Bylaws contains any similar provision or provisions.


                        BUSINESS OF BARRINGTON BANCORP

General

     Barrington Bancorp, a Delaware corporation, was organized in 1993 to act as the holding company for First Federal upon completion of First Federal's conversion from the mutual to the stock form of organization (the "Conversion"). The Company received approval from the OTS to acquire all of the common stock of First Federal to be outstanding upon completion of the Conversion. The Conversion was completed on May 10, 1994.

     The executive offices of Barrington Bancorp are located at 120 S. Hough Street, Barrington, Illinois 60010, and its telephone number at that address is
(847) 381-4242.

     The Company and First Federal are subject to comprehensive regulation, examination and supervision by the OTS and by the FDIC. The Bank is a member of the Federal Home Loan Bank ("FHLB") System, and its deposits are backed by the full faith and credit of the United States Government and are insured by the SAIF to the maximum extent permitted by the FDIC. See "Supervision and Regulation." Unless otherwise indicated, all activities discussed below are of First Federal.

     As a community-oriented financial institution, First Federal seeks to serve the financial needs of the families and community businesses in its primary market area. First Federal's business involves attracting deposits from the general public and using such deposits to originate one-to four-family residential mortgages and, to a much lesser extent, construction, commercial real estate, land and deposit loans in its primary market area. The Bank also invests in interest-bearing deposits, investment securities (consisting primarily of U.S. government and U.S. government agency obligations), mortgage-backed securities and various types of short-term liquid assets.

Market Area

     First Federal has been (and if the Merger is not consummated, intends to continue to be), a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. First Federal's only office is located in the Village of Barrington, Illinois. Barrington is located approximately 35 miles northwest of downtown Chicago and 15 miles from the Chicago O'Hare Airport. Barrington and the contiguous communities of North Barrington, Lake Barrington, South Barrington, Barrington Hills, Tower Lakes and a portion of Inverness, Illinois, an area of approximately 90 miles, are included in First Federal's deposit market area. The estimated population of First Federal's market area is 40,000. First Federal lends in its deposit area as well as in the contiguous communities.

     The Village of Barrington is the commercial center of First Federal's market area, with the majority of retail and service-related businesses being located within its boundaries. The surrounding communities in First Federal's market area consist of affluent bedroom communities in a suburban/country environment with little commercial development. Much of the working populace consists of professional or "white collar" workers who commute into Chicago and its surrounding suburbs. First Federal's success as a home lender has been due, in part, to its market area's favorable population, housing and income demographics.

Lending Activities

     General. The principal lending activity of First Federal is originating for its portfolio first mortgage loans secured by owner-occupied one- to four-family residential properties located in its primary market areas. In addition, in order to serve the financial needs of families and the community in First Federal's primary market area, First Federal also originates, to a much lesser extent, construction, commercial real estate, land, equity lines of credit and consumer loans. See "--Originations, Purchases and Sales of Loans."

     Loan Portfolio Composition.  The following table sets forth information
     ----------------------------
concerning the composition of First Federal's real estate loan and consumer loan portfolios and mortgage-backed securities portfolio in dollar amounts and in percentages as of the dates indicated.

                                                                        December 31,
                                 ---------------------------------------------------------------------------------------------
                                      1991               1992               1993               1994               1995
                                 -----------------  -----------------  -----------------  -----------------  -----------------
                                 Amount   Percent   Amount   Percent   Amount   Percent   Amount   Percent   Amount   Percent
                                 -------  --------  -------  --------  -------  --------  -------  --------  -------  --------
                                                                   (Dollars in Thousands)
Real Estate Loans:
- ------------------
 One- to four-family............ $40,928    94.50%  $47,030    92.74%  $42,937    91.32%  $46,605    89.00%  $48,086    87.03%
 Commercial.....................     947     2.19       502     0.99       497     1.06       471     0.90       436     0.79
 Land...........................      59     0.14       551     1.09       516     1.10       659     1.26       551     1.00
 Equity lines of credit.........     ---      ---       ---      ---       ---      ---       ---      ---       734     1.33
 Construction...................   1,207     2.79     2,500     4.93     2,997     6.37     4,562     8.71     5,330     9.65
                                 -------   ------   -------   ------   -------   ------   -------   ------   -------   ------

     Total real estate loans....  43,141    99.62    50,583    99.75    46,947    99.85    52,297    99.87    55,137    99.80
                                 -------   ------   -------   ------   -------   ------   -------   ------   -------   ------

Consumer Loans-Deposit
- ----------------------
  Accounts......................     166     0.38       126     0.25        69     0.15        68     0.13       112     0.20
  --------                        ------   ------   -------   ------   -------   ------   -------   ------   -------   ------
     Total loans receivable,      43,307   100.00%   50,709   100.00%   47,016   100.00%   52,365   100.00%   55,249   100.00%
      gross..................... -------   ======   -------   ======   -------   ======   -------   ======   -------   ------

Less:
- -----
 Loans in process...............     530              1,437              1,491              1,644              2,132
 Deferred fees..................      42                 49                 27                 31                 36
 Allowances for loan losses.....      40                168                340                350                356
                                 -------            -------            -------            -------            -------
 Total loans receivable, net.... $42,695            $49,055            $45,158            $50,340            $52,725
                                 =======            =======            =======            =======            =======
Mortgage-backed securities:
- ---------------------------
 FNMA...........................     ---              1,901    48.73%    1,325    45.28%      930    22.19%      610    20.35%
 FHLMC..........................     ---              1,959    50.22     1,569    53.62     3,228    77.02     2,364    78.88
                                 -------            -------   ------   -------   ------   -------   ------   -------   ------
  Total mortgage-backed
   securities, gross............     ---              3,860    98.95     2,894    98.90     4,158    99.21     2,974    99.23
  Net premiums..................     ---                 41     1.05        32     1.10        33     0.79        23      .77
                                 -------            -------   ------   -------   ------   -------   ------   -------   ------
 Total mortgage-backed
  securities.................... $   ---            $ 3,901   100.00%  $ 2,926   100.00%  $ 4,191   100.00%  $ 2,997   100.00%
                                 =======            =======   ======   =======   ======   =======   ======   =======   ======


     The following schedule illustrates the interest rate sensitivity of First Federal's loan and mortgage-backed securities portfolio at December 31, 1995. Mortgages and mortgage-backed securities which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

                                          Real Estate
                   ----------------------------------------------------------
                                                                                         Total Gross     Mortgage-
                     One- to                                     Equity Lines               Loans         backed
                   four-family  Commercial  Land   Construction   of Credit    Consumer  Receivable     Securities     Total
                   -----------  ----------  -----  ------------  ------------  --------  -----------  --------------- ------
                                                         (In Thousands)

Amounts Due:
- -----------------
Within 1 year......    $ 1,233        $ 26   $  8        $2,977       $   ---     $ 112      $ 4,356        $   34    $ 4,390
1 to 3 years.......      2,473          50     16           763           ---       ---        3,302            75      3,377
3 to 5 years.......      2,605          38     17            40           734       ---        3,434            88      3,522
5 to 10 years......      7,046          78     56           131           ---       ---        7,311           287      7,598
10 to 20 years.....     15,990         115     98           462           ---       ---       16,665         1,036     17,701
Over 20 years......     18,739         129    356           957           ---       ---       20,181         1,454     21,635
                       -------        ----   ----        ------       -------     -----      -------        ------    -------
Total Amounts
 Due...............    $48,086        $436   $551        $5,330       $   734     $ 112      $55,249        $2,974    $58,223
                       =======        ====   ====        ======       =======     =====      =======        ======    =======


     At December 31, 1995, the total amount of loans due after December 31, 1996 which had pre-determined interest rates was $7.0 million, while the total amount of loans due after such date which have floating or adjustable interest rates was $46.8 million.

     Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the aggregate amount of loans that First Federal is permitted to make to any one borrower is generally limited to 15% of unimpaired capital and surplus (25% if the security for such loan has a "readily ascertainable" value or 30% for certain residential development loans). At December 31, 1995, based on the above, First Federal's regulatory loan-to-one borrower limit was approximately $1.4 million. On the same date First Federal had no borrowers with outstanding balances in excess of this amount with the exception of a builder of residential homes. First Federal sought and received approval from the OTS to loan up to $2.5 million to this builder. At December 31, 1995 First Federal had extended credit of $2.4 million for such purposes.

     Loan applications are initially considered and approved by First Federal officers with various levels of lending authority depending on the collateral type and loan amount. Loans are then referred to the Loan Committee for approval. Approval by the Loan Committee requires a majority vote of the members in attendance at the Loan Committee Meeting. No loan is approved with less than the approval of two members of the Loan Committee. Loans greater than $500,000 must be approved by the First Federal Board of Directors after review and preliminary approval by the Loan Committee.

     The loan officer processing the respective applications ensure that all documentation is obtained prior to the submission of the application to the Loan Committee. In addition, the loan officer verifies that the application meets First Federal's underwriting guidelines described below. Also, each application is assigned to a reviewing officer who reviews the file to assure its accuracy and completeness.

     All of First Federal's lending is subject to its written underwriting standards and to loan origination procedures. First Federal is an equal opportunity lender. Decisions on loan applications are made on the basis of detailed applications and property valuations (consistent with First Federal's written appraisal policy) by a qualified independent appraiser. The loan applications are designed primarily to determine the borrower's ability to repay and the more significant items on the application are verified through use of credit reports, financial statements, tax returns and/or confirmations.

     Generally, First Federal requires title insurance on its mortgage loans as well as fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan. First Federal also requires flood insurance to protect the property securing its interest when the property is located in a flood plain.

One- to Four-Family Residential Real Estate Lending

     The cornerstone of First Federal's lending program is the origination of adjustable-rate loans secured by mortgages on owner-occupied one- to four-family residences. At December 31, 1995, $44.0 million, or 79.7% of First Federal's loan portfolio, consisted of ARMs on one- to four-family residences. At that date, the average outstanding residential loan balance was $77,300 and the largest outstanding residential loan balance was $555,040. Most of the residential loans originated by First Federal are secured by properties located in First Federal's primary lending area, with the balance located elsewhere in the northwestern suburbs of Chicago.

     Historically, First Federal originated for 30-year fixed-rate loans secured by one- to four-family residential real estate for retention in its own portfolio . Beginning in the early 1980's, in order to reduce its exposure to changes in interest rates, First Federal began to originate primarily ARMs, subject to market conditions and consumer preference. All ARMs originated by First Federal are retained and serviced by First Federal. First Federal also occasionally makes fixed rate or balloon loans with terms of 10 years or less. Since 1985, First Federal has not actively sought to originate fixed-rate loans for retention in its portfolio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset/Liability Management."

     First Federal currently offers one-year ARM loans at a margin (generally 250 basis points) over the yield on the one year U.S. Treasury Security Constant Maturity Index. The current ARM loans provide for up to a 200 basis point annual interest rate change cap and a lifetime cap generally between 500 and 700 basis points over the initial rate. First Federal's loans do not contain floors. First Federal's ARMs do not permit negative amortization of principal and are not convertible into a fixed rate loan. First Federal also originates ARMs with initial interest rates which are fixed for a period of up to five years. On occasion, First Federal originates ARMs that reprice at three year intervals. At December 31, 1995, the total balance of one- to four-family ARMs was $44.0 million (including $18.4 million with fixed initial interest rates with a remaining term of more than one year), or 79.7% of First Federal's gross loan portfolio.

     In underwriting one- to four-family residential real estate loans, First Federal evaluates both the borrower's ability to make principal, interest and escrow payments and the value of the property that will secure the loan. First Federal originates residential mortgage loans with loan-to-value ratios up to 95%. On any mortgage loan exceeding an 80% loan-to-value ratio at the time of origination, First Federal will generally require private mortgage insurance in an amount intended to reduce First Federal's exposure to 80% or less of the appraised value of the underlying property.

     As of December 31, 1995, First Federal had 54 one- to four-family residential mortgage loans having an aggregate balance of $15.6 million with current balances in excess of the current FHLMC maximum of $203,150 ("jumbo loans"). First Federal's delinquency experience on its jumbo residential loans has been similar to its delinquency experience on other residential loans.

     From time to time, First Federal originates second mortgage loans for home improvement and other purposes. Such loans are originated in accordance with First Federal's normal residential loan guidelines including loan to value ratios.

     In order to provide its customers with a broader array of residential lending products and to increase First Federal's non-interest income, First Federal has entered into a correspondent relationship with a third party institution to originate fixed rate loans for sale to such institution on a servicing released basis. All such sales are anticipated to be made pursuant to formal purchase commitments. In addition, depending on future market conditions, First Federal may originate long term fixed rate residential loans for retention in its portfolio.

Construction and Land Lending

     As a result of the relatively higher level of construction activity in First Federal's principal lending area, First Federal makes construction and land loans to individuals for the construction of their primary or secondary residences and loans to builders.

     First Federal makes loans to individuals for the construction of their residences. Typically, the borrower pays interest only during the construction period with terms for six to twelve months after which the loan converts to a permanent mortgage loan with a term up to 30 years. Residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent residential loans. At December 31, 1995, First Federal had $1.6 million of one- to four-family residential construction loans to borrowers intending to live in the properties upon completion of construction. Subject to future market conditions, First Federal intends to continue its construction lending activities to persons intending to be owner occupants.

     First Federal originates construction loans to builders for the construction of one- to four-family residences in First Federal's primary market area. Construction loans to builders of one- to four-family residences generally carry terms of up to 18 months and generally do not permit the payment of interest from loan proceeds. At December 31, 1995, First Federal had approximately $3.7 million in construction loans to builders. At December 31, 1995, the largest loan to any one builder was $2.4 million.

     Construction loans are generally made in amounts of up to a maximum loan-to-value ratio of 75%. Prior to making a commitment to fund a construction loan, First Federal requires an appraisal of the property. First

Federal obtains personal guarantees from builders for substantially all of its construction loans. Personal financial statements of guarantors are also generally obtained as part of First Federal's loan underwriting.

     Construction lending generally affords First Federal an opportunity to receive interest at rates higher than those obtainable from residential lending and to receive higher origination and other loan fees. In addition, such loans are generally made for relatively short terms. Nevertheless, construction lending to persons other than owner-occupants is generally considered to involve a higher level of credit risk than one- to four-family residential lending due to the concentration of principal in a limited number of loans and borrowers. In addition, the nature of these loans is such that they are more difficult to evaluate and monitor. First Federal's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the residence's value upon completion and the estimated cost, including interest. If the estimate of value proves to be inaccurate, First Federal may be confronted, at or prior to the maturity of the loan, with a residence with a value which is insufficient to assure full repayment and/or the possibility of having to make substantial investments to complete and sell the residence.

     First Federal makes loans on the security of vacant residential lots up to 75% of appraised value and for a maximum term of 18 months. These loans are made to builders and individuals intending to construct their personal residences. At December 31, 1995, First Federal had land loans totaling $550,844.

Home Equity Lines of Credit

     Beginning in 1995, First Federal began offering home equity lines of credit secured by one-to-four family residential real estate. Home equity lines of credit offered by First Federal have terms of up to 60 months and are offered at amounts which may exceed $100,000.

     All home equity lines of credit for up to $50,000 are offered at prime plus 1%. Home equity lines of credit between $50,000 to $100,000 are offered at prime plus .5% and home equity lines of credit in excess of $100,000 are offered at prime. First Federal does not originate any home equity lines of credit in excess of 80% of the value of the appraised property.

Commercial Real Estate Lending

     First Federal occasionally makes commercial real estate loans in its primary market area. At December 31, 1995, First Federal had $435,821 in commercial real estate loans, representing .79% of First Federal's total loan portfolio.

     First Federal's commercial real estate portfolio consists of loans on a variety of non-residential properties including a YMCA and a few small office buildings.

     Most current commercial real estate originations have interest rates which adjust 300 basis points over the one year U.S. Treasury Security Constant Maturity Index. Commercial real estate loans are generally underwritten in amounts of up to 75% of the appraised value of the underlying property.

     Appraisals on properties serving commercial real estate loans originated by First Federal are performed by a qualified appraiser at the time the loan is made. In addition, First Federal's underwriting procedures generally require verification of the borrower's credit history, income and financial statements, banking relationships, references and income projections for the property.

     At December 31, 1995, First Federal's largest commercial real estate loan totalled $122,799. At that date, First Federal had eight commercial loans totalling $435,821. All of these loans are performing.

     Commercial real estate loans generally present a higher level of risk than loans secured by one- to four-family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family residential and non-residential real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced
(for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired. At December 31, 1995, there were no commercial real estate loans which were 90 days or more delinquent.

Consumer Lending

     First Federal also offers consumer loans secured by deposit accounts. These loans totalled $111,844 as of December 31, 1995.

Mortgage-Backed Securities

     In recent periods, First Federal purchased mortgage-backed securities to supplement residential loan production. The type of securities purchased is based upon First Federal's asset/liability management strategy and balance sheet objectives. For instance, all of the mortgage-backed securities purchased by First Federal over the last three years have had adjustable interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset/Liability Management".

     All of First Federal's mortgage-backed securities at December 31, 1995, are backed by federal government sponsored agencies. Accordingly, management believes that First Federal's mortgage-backed securities are generally resistant to credit problems.

     First Federal began purchasing mortgage-backed securities in 1992 in order to reinvest excess liquidity resulting from the lack of ARM loan demand as borrowers have preferred fixed rate mortgage loans during a period of declining interest rates. Since federal agency mortgage-backed securities generally carry a yield approximately 50 to 100 basis points below that of the corresponding type of residential loan (due to the implied Federal agency guarantee fee and the retention of a servicing spread by the loan servicer), in the event that the proportion of First Federal's assets consisting of mortgage-backed securities increases, First Federal's asset yields could be somewhat adversely affected. However, due to the existence of the federal agency guarantee for First Federal's mortgage-backed securities and the availability of adjustable rate mortgage-backed securities, First Federal's interest rate risk and credit risk would not necessarily be increased by a future increase in mortgage-backed securities volume. First Federal will evaluate mortgage-backed securities purchases in the future based on its asset/liability objectives, market conditions and its alternative investment opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Asset/Liability Management." First Federal's mortgage-backed securities are classified as held to maturity and accordingly are included in its consolidated financial statements at amortized cost.

Originations, Purchases and Sales of Loans

     Real estate loans are generally originated by First Federal's staff of salaried loan officers. Loan applications are taken and processed in the office of First Federal.

     The following table shows the loan origination, mortgage-backed securities purchases, and repayment activities of First Federal for the periods indicated.

                                                                For the Year Ended December 31,
                                                                  1993        1994        1995
                                                               ----------  ----------  ----------
                                                                        (In Thousands)
Loans receivable (gross):
- -------------------------
 At beginning of period........................................  $51,082     $47,016     $52,365

Originations by type:
- ---------------------
 Adjustable rate:
  Real estate - one- to four-family/1/.........................  $ 7,207     $14,098     $11,100
              - commercial.....................................      100         ---         ---
              - construction...................................    1,066       1,185       1,840
  Equity lines of credit.......................................      ---         ---       3,707
                                                                 -------     -------     -------
         Total adjustable-rate.................................    8,373      15,283      16,647
 Fixed rate:
  Real estate - one- to four-family............................      397         267       1,041
              - commercial.....................................      ---         ---         ---
              - construction...................................    1,570       4,147       3,701
                                                                 -------     -------     -------
  Non-real estate - consumer...................................      242         228         224
         Total fixed-rate......................................    2,209       4,642       4,966
                                                                 -------     -------     -------
  Total loans originated.......................................   10,582      19,925      21,613
                                                                 -------     -------     -------

Repayments:
- -----------
  Real estate - one- to four-family............................   12,105      10,554      10,768
              - commercial.....................................      105          26          35
              - construction...................................    2,139       3,767       4,773
  Equity lines of credit.......................................      ---         ---       2,973
  Non-real estate - consumer...................................      299         229         180
                                                                 -------     -------     -------
  Total repayments.............................................   14,648      14,576      18,729
                                                                 -------     -------     -------
         Net increase (decrease)...............................   (4,066)      5,349       2,884
                                                                 -------     -------     -------
 At end of period..............................................  $47,016     $52,365     $55,249
                                                                 =======     =======     =======

Mortgage-backed securities:
- ---------------------------
  At beginning of period.......................................  $ 3,901     $ 2,926     $ 4,191
  Purchases....................................................      ---       2,061         ---
  Sales........................................................      ---         ---         ---
  Principal repayments.........................................     (966)       (788)     (1,184)
  Amortization of premiums.....................................       (9)         (8)        (10)
                                                                 -------     -------     -------
  At end of period.............................................  $ 2,926     $ 4,191     $ 2,997
                                                                 =======     =======     =======

- ------------------------
 /1/  Amounts include land loans.

Delinquencies and Non-Performing Assets

     Delinquency Procedures. When a borrower fails to make a required payment on a loan, First Federal attempts to cause the delinquency to be cured by contacting the borrower. In the case of loans, a late notice is sent on all loans over 30 days delinquent. Additional written and verbal contacts are made with the borrower 90 days after the due date.

     All loans 60 or more days delinquent are submitted to the Board of Directors for their review. The First Federal Board of Directors determines the appropriate course of action for those loans where collection efforts are unsuccessful. Their options include modification of the loan, forbearance, deeds in lieu of foreclosure or foreclosure.

     Accrual of delinquent interest on loans is discontinued after 90 days, at which time interest previously accrued is reserved as a reduction of interest income. Loans are returned to accrual status when they become less than 90 days delinquent, at which time interest previously reserved is included in interest income.

     Real estate acquired by First Federal as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at the lower of cost or estimated fair value, less the estimated cost of disposition. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of net realizable value.

     The following table sets forth First Federal's loan delinquencies by type, by amount and by percentage of type at December 31, 1995.

                                                At December 31, 1995                         Total Delinquent Loans
                             ------------------------------------------------------------   ---------------------------
                                      60-89 Days                    90 Days and Over            60 Days and Over
                             -----------------------------   ----------------------------   ---------------------------
                                              Percent                           Percent                       Percent
                                              of Loan                           of Loan                       of Loan
                              Number  Amount  Category        Number   Amount   Category     Number  Amount   Category
                              ------  ------  --------        ------   ------   --------     ------  ------   --------
                                                                (Dollars in Thousands)

Real Estate:

  One- to four-family......        4  $  240    100.00%           10   $  378     100.00%        14  $  618     100.00%
  Commercial...............      ---     ---      ---            ---      ---        ---        ---     ---        ---
  Construction.............      ---     ---      ---            ---      ---        ---        ---     ---        ---
  Equity liens of credit...      ---     ---      ---            ---      ---        ---        ---     ---        ---

Consumer...................      ---     ---      ---            ---      ---        ---        ---     ---        ---
                              ------  ------  --------        ------   ------   --------     ------  ------   --------

Total......................        4  $  240    100.00%           10   $  378     100.00%        14  $  618     100.00%
                              ======  ======  ========        ======   ======   ========     ======  ======   ========

Delinquent loans to
 total gross loans.........                        .43%                              .68%                         1.12%


     Classification of Assets. Federal regulations require that each savings institution classify its own assets on a regular basis. In addition, in connection with examinations of savings institutions, OTS and FDIC examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: Substandard, Doubtful and Loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that First Federal will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of Substandard assets, with the additional characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified Loss is considered uncollectible and of such little value that continuance as an asset on the balance sheet of the institution is not warranted. Assets classified as Substandard or Doubtful require the institution to establish prudent general allowances for loan losses. If an asset or portion thereof is classified as Loss, the institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified Loss, or charge off such amount. If an institution does not agree with an examiner's classification of an asset, it may appeal this determination to the District Director of the OTS. On the basis of management's review of its assets, at December 31, 1995, First Federal had classified a total of $378,000 of its loans, as follows:

               One- to Four-                         Commercial                  Equity lines
                  Family          Construction       Real Estate       Land        of Credit       Consumer
               ---------------   ---------------    --------------    -------   ---------------   ----------
                                                          (In Thousands)

Substandard..........   $378        $  ---             $  ---         $  ---        $  ---           $  ---
Doubtful.............    ---           ---                ---            ---           ---              ---
Loss.................    ---           ---                ---            ---           ---              ---
                        ----        ------             ------         ------        ------           ------
                        $378        $  ---             $  ---         $  ---        $  ---           $  ---
                        ====        ======             ======         ======        ======           ======


     First Federal's classified assets consist of the non-performing loans and loans and other assets of concern if applicable. As of the date hereof, these asset classifications are consistent with those of the OTS and FDIC.

     Non-Performing Assets. The following table sets forth the amounts and categories of non-performing assets in First Federal's loan portfolio. Loans are reviewed quarterly and any loan whose collectibility is doubtful is placed on non-accrual status. Loans are placed on nonaccrual status when either principal or interest is 90 days or more past due, unless, in the judgment of management, the loan is well-collateralized and in the process of collection. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. For all years presented, First Federal has had no troubled debt restructurings (which involved forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates).

                                                                                  December 31,
                                                  ----------------------------------------------------------------------
                                                    1991             1992             1993            1994          1995
                                                  -----------    -----------     -------------    -----------   --------
                                                                              (Dollars in Thousands)
Non-performing assets:
  Loans:
    One- to four-family.......................... $ 1,194          $ 1,143          $ 1,089          $  683        $ 378
    Commercial real estate.......................     ---              ---              ---             ---          ---
    Construction.................................     ---              ---              ---             ---          ---
    Consumer.....................................     ---              ---              ---             ---          ---
    Equity lines of credit.......................     ---              ---              ---             ---          ---
                                                  -------          -------          -------          ------        -----
      Total non-performing loans.................   1,194            1,143            1,089             683          378
                                                  -------          -------          -------          ------        -----
   Real estate owned.............................     ---              ---              ---              47          ---
                                                  -------          -------          -------          ------        -----
Total non-performing assets...................... $ 1,194          $ 1,143          $ 1,089          $  730        $ 378
                                                   ======           ======           ======          ======        =====
Non-performing assets to total
 assets..........................................    1.89%            1.69%            1.73%          1 .07%         .54%
                                                   ======           ======           ======          ======        =====


     For the year ended December 31, 1995 gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $17,000. For the year ended December 31, 1995, First Federal did not record any interest income on non-accrual loans.

     Other Loans of Concern. In addition to the non-performing assets set forth in the table above, as of December 31, 1995, there were no loans with respect to which known information about the possible credit problems of the borrowers or the cash flows of the security properties have caused management to have concerns as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories.

     Management has considered First Federal's non-performing and "of concern" assets in establishing its allowance for loan losses.

     The following table sets forth an analysis of First Federal's allowance for loan losses.



                                                                 At December 31,
                                             -------------------------------------------------------
                                                1991        1992        1993       1994       1995
                                             ----------  ----------  ----------  ---------  --------
                                                             (Dollars in Thousands)

Balance at beginning of period................   $  40      $   40      $  168     $  340    $  350
Charge-offs...................................     ---         ---         ---        ---       ---
Recoveries....................................     ---         ---         ---        ---       ---

Provision for loan losses.....................     ---         128         172         10         6
                                                 -----      ------      ------     ------    ------

Balance at end of period......................   $  40      $  168      $  340     $  350    $  356
                                                 =====      ======      ======     ======    ======

Ratio of allowance for loan losses to
 non-performing loans at end of period........    3.35%      14.70%      31.22%     51.24%    94.18%
                                                 =====      ======      ======     ======    ======

     The allowance for loan losses is established through a provision for loan losses charged to earnings based on management's evaluation of the risk inherent in its entire loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of all loans of which full collectibility may not be reasonably assured, considers the estimated net realizable value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate allowance for loan losses. In determining the general reserves under these policies, historical charge-offs and recoveries, changes in the mix and levels of the various types of loans, collateral values, the current loan portfolio and current economic conditions are considered. First Federal also requires additional reserves for classified loans as well as a percentage of performing loans. First Federal has no loans which it considers to be impaired at December 31, 1995.

     While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net earnings could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination.

     The distribution of First Federal's allowance for losses on loans at the dates indicated is summarized as follows:

                                         At December 31,
                        ---------------------------------------------
                        1991      1992      1993      1994      1995
                        -----     -----     -----     -----     -----
                                         (In Thousands)

    Unallocated........ $  40     $ 168     $ 340     $ 350     $ 356
                        -----     -----     -----     -----     -----
        Total.......... $  40     $ 168     $ 340     $ 350     $ 356
                        =====     =====     =====     =====     =====

Investment Activities

     As part of its asset/liability management strategy, First Federal invests in short- or medium-term U.S. government and agency obligations. Currently, First Federal's investment policy does not permit investments in corporate or municipal securities. Depending on market conditions, First Federal may amend its investment policy to permit the purchase of such securities in the future. At December 31, 1995, First Federal did not own any securities of a single issuer which exceeded 10% of First Federal's stockholders' equity, other than U.S. government or federal agency obligations. For additional information regarding First Federal's accounting for investment activities, see "Barrington Bancorp and Subsidiary Consolidated Financial Statements--Notes to Consolidated Financial Statements."

     First Federal is required by federal regulations to maintain a minimum amount of liquid assets that may be invested in specified securities and is also permitted to make certain other securities investments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources." Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is provided. As of December 31, 1995, First Federal's liquidity ratio (liquid assets as a percentage of net withdrawable savings and current borrowings) was 21.1% compared to the OTS requirement of 5%.

     The following table sets forth the composition of First Federal's investment portfolio at the dates indicated.


                                                         December 31,
                                           -------------------------------------
                                                   1994               1995
                                           -------------------------------------
                                           Amortized   Fair   Amortized  Fair
                                             Cost      Value    Cost     Value
                                           ---------  ------- ---------  ------
                                                      (In Thousands)

Interest-bearing deposits with banks........ $1,399    $1,399   $4,198   $4,198
                                             ======    ======   ======   ======

Securities Held to Maturity:
  U.S. Government Treasury securities.......  6,065     5,882    4,005    3,993
  U.S. Government Agency securities.........  1,057     1,008    1,019    1,014
                                             ------    ------   ------   ------
  Total securities held to maturity......... $7,122    $6,890   $5,024   $5,007
                                             ======    ======   ======   ======

Securities Available For Sale:
  U.S. Government Agency  .................. $1,999    $1,956   $2,000   $2,005
                                             ======    ======   ======   ======

FHLB stock.................................. $  447    $  447   $  485   $  485
                                             ======    ======   ======   ======


     The maturities and yields of First Federal's investment securities held to maturity and securities available for sale portfolio at December 31, 1995 are indicated in the following table.



                                                                      December 31, 1995
                                              ------------------------------------------------------------------
                                              Less Than    1 to 5     5 to 10     Over       Total Investment
                                                1 Year      Years      Years    10 Years        Securities
                                              ----------  ---------  ---------  ---------  ---------------------
                                               Carrying   Carrying   Carrying   Carrying   Carrying
                                                Value       Value      Value      Value      Value    Fair Value
                                              ----------  ---------  ---------  ---------  ---------  ----------
                                                                    (Dollars in Thousands)

U.S. government
 obligations held to
 maturity......................................  $5,024    $  ---     $  ---    $   ---      $5,024       $5,007
                                                 ======   ========   ========   ========     ======   ==========
U.S. government
 obligations available
 for sale......................................  $2,005        ---        ---        ---     $2,005       $2,005
                                                 ======   ========   ========   ========     ======   ==========

Weighted average yield.........................    6.22%       ---%       ---%       ---%      6.22%
                                                 ======   ========   ========   ========     ======

     Sources of Funds

           General. First Federal's primary sources of funds are deposits, scheduled amortization and prepayment of loan and mortgage-backed securities, maturities of investment securities, short-term investments, borrowings and funds provided from operations.

           Deposits. First Federal offers a variety of deposits accounts having a wide range of interest rates and terms. First Federal's deposits consist of passbook accounts, NOW accounts, and money market and certificate accounts. First Federal relies primarily on competitive pricing policies and customer service to attract and retain these deposits. The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition.

     The variety of deposit accounts offered by First Federal has allowed it to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. As customers have become more interest rate conscious, First Federal has become more susceptible to short-term fluctuations in deposit flows. First Federal manages the pricing of its deposits in keeping with its asset/liability management, profitability and growth objectives. Based on its experience, First Federal believes that its passbook and NOW accounts are relatively stable sources of deposits. However, the ability of First Federal to attract and maintain certificate deposits, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

     The following table sets forth the savings deposit flows at First Federal during the periods indicated.


                                      Year Ended December 31,
                               -------------------------------------
                                 1993          1994           1995
                               -------        -------       --------
                                      (Dollars in Thousands)

Opening balance..............   $62,254       $55,811       $ 53,476
Deposits.....................    91,105        64,917        105,676
Withdrawals..................    99,416        69,277        104,239
Interest credited............     1,868         2,025          2,363
                               --------       -------       --------

Ending balance...............  $ 55,811       $53,476       $ 57,276
                               ========       =======       ========

Net increase
  (decrease).................  $ (6,443)      $(2,335)      $  3,800
                               ========       =======       ========

Percent increase
 (decrease)..................    (10.35)%       (4.18)%         7.11%
                               ========       =======       ========


     The following table sets forth the dollar amount of savings deposits and the stated or weighted average rates in the various types of deposit programs offered by First Federal at the dates indicated.

                                                                    At December 31,
                              ----------------------------------------------------------------------------------------------
                                         1993                           1994                              1995
                              ------------------------------  -------------------------------  -----------------------------
                                                  Stated or                        Stated or                       Stated or
                                                   weighted                         weighted                        weighted
                                        Percent    average               Percent    average              Percent    average
                              Amount   of Total      rate      Amount   of Total      rate     Amount   of Total      rate
                              -------  ---------  ----------  --------  ---------  ----------  -------  ---------  ----------
                                                                     (Dollars in Thousands)

Passbook accounts............ $10,676     19.13%       2.55%   $10,096     18.88%       3.10%  $ 8,389     14.65%       3.10%
NOW accounts.................   3,879      6.95        1.63      3,965      7.42        2.01     3,891      6.79        1.91
Money market accounts........   6,623     11.87        2.48      5,339      9.98        3.82     4,839      8.45        3.93
                              -------    ------        ----    -------    ------        ----   -------    ------        ----

Total non-certificate
 accounts....................  21,178     37.95        2.36     19,400     36.28        3.08    17,119     28.89        3.06
                              -------    ------        ----    -------    ------        ----   -------    ------        ----

Certificate accounts:
- --------------------
 0.00 - 3.99%................  19,197     34.06        3.32      2,186      4.09        3.68       217      0.38        3.77
 4.00 - 5.99%................  11,436     20.49        4.74     27,965     52.29        4.90    24,509     42.79        5.44
 6.00 - 7.99%................   3,135      5.95        6.62      3,661      6.85        6.40    15,136     26.43        6.46
 8.00 - 9.99%................     865      1.55        8.26        264       .49        8.20       295       .51        8.00
                              -------    ------        ----    -------    ------        ----   -------    ------        ----

Total certificate accounts...  34,633     62.05        4.23     34,076     63.72        5.01    40,157     70.11        5.84
                              -------    ------        ----    -------    ------        ----   -------    ------        ----
Total savings deposits....... $55,811    100.00%       3.52%   $53,476    100.00%       4.31%  $57,276    100.00%       5.01%
                              =======    ======        ====    =======    ======        ====   =======    ======        ====


     The following table shows rate and maturity information for First Federal's certificate accounts as of December 31, 1995.

                                                              0.00-     4.00-     6.00-    8.00-             Percent
                                                               3.99%     5.99%     7.99%    9.99%   Total    of Total
                                                             ------   -------   -------   ------   -------   --------
                                                                              (Dollars in Thousands)
Certificate accounts maturing
in quarter ending:
- -----------------

March 31, 1996.............................................  $   51   $ 9,474   $ 2,755   $ ---    $12,280      30.58%
June 30, 1996..............................................     166     4,809     3,507      ---     8,482      21.12
September 30, 1996.........................................     ---     1,573       961      ---     2,534       6.31
December 31, 1996..........................................     ---     2,912     2,251      ---     5,163      12.86
                                                             ------   -------   -------   ------   -------     ------
Total within 1 year........................................     217    18,768     9,474      ---    28,459      70.87
                                                             ------   -------   -------   ------   -------     ------

March 31, 1997.............................................     ---     1,239        54      ---     1,293       3.22
June 30, 1997..............................................     ---       864       316      ---     1,180       2.94
September 30, 1997.........................................     ---       304       483      ---       787       1.96
December 31, 1997..........................................     ---       170     1,560      ---     1,730       4.31
                                                             ------   -------   -------   ------   -------     ------
Total 1 to 2 years.........................................     ---     2,577     2,413      ---     4,990      12.43
                                                             ------   -------   -------   ------   -------     ------

March 31, 1998.............................................     ---       635       136      ---       771       1.92
June 30, 1998..............................................     ---     1,168       ---      ---     1,168       2.91
September 30, 1998.........................................     ---       352        90      ---       442       1.10
December 31, 1998..........................................     ---        56       156      ---       212        .53
                                                             ------   -------   -------   ------   -------     ------
Total 2 to 3 years.........................................     ---     2,211       382      ---     2,593       6.46
                                                             ------   -------   -------   ------   -------     ------

Thereafter.................................................     ---       953     2,867      295     4,115      10.24
                                                             ------   -------   -------   ------   -------     ------

   Total...................................................  $  217   $24,509   $15,136   $  295   $40,157     100.00%
                                                             ======   =======   =======   ======   =======     ======

   Percent of total........................................    0.54%    61.03%    37.69%    0.74%   100.00%
                                                             ======   =======   =======   ======   =======

     The following table indicates the amount of First Federal's certificate accounts by time remaining until maturity as of December 31, 1995.

                                                    Maturity
                                  ---------------------------------------------
                                             Over    Over
                                  3 Months  3 to 6  6 to 12    Over
                                  or Less   Months  Months   12 months   Total
                                  --------  ------  -------  ---------  -------
                                                (In Thousands)

Certificate accounts less than
 $100,000:
   Customer accounts.............. $ 8,302  $5,051   $7,184    $ 9,991  $30,528
   Public funds accounts..........      98      20       39        ---      157
Certificates of $100,000 and
 over:
   Customer accounts..............   3,779   3,304      473      1,707    9,263
   Public funds accounts..........     100     109      ---        ---      209
                                   -------  ------   ------    -------  -------
Total certificate accounts........ $12,279  $8,484   $7,696    $11,698  $40,157
                                   =======  ======   ======    =======  =======


     Borrowings. First Federal's other available sources of funds include advances from the FHLB of Chicago and other borrowings. As a member of the FHLB of Chicago, First Federal is required to own capital stock in the FHLB of Chicago and is authorized to apply for advances from the FHLB of Chicago. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB of Chicago may prescribe the acceptable uses for these advances, as well as limitations on the size of the advances and repayment provisions. First Federal has utilized FHLB advances from time to time to extend the term to maturity of its liabilities.

     The following table sets forth information regarding borrowed funds, all of which consisted of FHLB advances, for the periods indicated.

                                          Year Ended December 31,
                                    ---------------------------------
                                     1993          1994         1995
                                    ------        ------       ------
                                          (Dollars in Thousands)

Average balance outstanding.......  $  462        $1,192       $2,076
Maximum amount outstanding
 at any month-end during the
 period...........................   1,500         3,000        3,000
Balance outstanding at end
 of period........................   1,500         3,000        1,000
Weighted average interest
 rate during the period...........    3.25%         4.70%        6.40%
Weighted average interest
 rate at end of period............    3.24          6.35         5.31

Competition

     First Federal faces strong competition both in originating real estate loans and in attracting deposits. Competition in originating loans comes primarily from mortgage bankers, other savings institutions, credit unions, and commercial banks who also make loans secured by real estate located in First Federal's primary market area.

First Federal competes for loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of services it provides to borrowers.

     Competition for those deposits is principally from other savings institutions, commercial banks, money market and mutual funds, securities firms, and credit unions located in the same communities. The ability of First Federal to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to rate of return, liquidity, risk, convenient locations and other factors. First Federal competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours and a customer oriented staff.

     The authority to offer money market deposits, and expanded lending and other powers authorized for savings institutions by federal legislation has resulted in increased competition for both deposits and loans between savings institutions and other financial institutions such as commercial banks.

Employees

     At December 31, 1995, First Federal had a total of 15 full-time employees and four part-time employees. None of First Federal's employees are represented by any collective bargaining group. Management considers its employee relations to be good.

Service Corporations

     First Federal had no active service corporations at December 31, 1995.

                          SUPERVISION AND REGULATION

General

     First Federal is a federally chartered savings bank, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, First Federal is subject to broad federal regulation and oversight extending to all its operations. First Federal is a member of the FHLB of Chicago and is subject to certain limited regulation by the FRB. As the savings and loan holding company of First Federal, Barrington Bancorp also is subject to federal regulation and oversight. The purpose of the regulation of Barrington Bancorp and other holding companies is to protect subsidiary savings associations. First Federal is a member of the SAIF and the deposits of First Federal are insured by the FDIC. As a result, the FDIC has certain regulatory and examination authority over First Federal.

   Certain of these regulatory requirements and restrictions are discussed below or elsewhere in this document.

Federal Regulation of Savings Associations

     The OTS has extensive authority over the operations of savings associations. As part of this authority, First Federal is required to file periodic reports with the OTS and is subject to periodic examinations by the OTS and the FDIC. The last regular OTS and FDIC examinations of First Federal were as of February 28, 1995 and March 21, 1992, respectively. Under agency scheduling guidelines, it is likely that another examination will be initiated in the near future. When these examinations are conducted by the OTS and the FDIC, the examiners may require First Federal to provide for higher general or specific loan loss reserves. All savings associations are subject to a semi-annual assessment, based upon the savings association's total assets, to fund the operations of the OTS. First Federal's OTS assessment for the fiscal year ended December 31, 1995, was $22,901.

     The OTS also has extensive enforcement authority over all savings institutions and their holding companies, including First Federal and Barrington Bancorp. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of final enforcement actions by the OTS is required.

     In addition, the investment, lending and branching authority of First Federal is prescribed by federal laws and it is prohibited from engaging in any activities not permitted by such laws. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal associations in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the OTS. Federal savings associations are also generally authorized to branch nationwide. First Federal is in compliance with the noted restrictions.

     First Federal's general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At December 31, 1995, First Federal's lending limit under this restriction was $1.4 million. First Federal is in compliance with the loans-to-one-borrower limitation.

     The OTS, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan. A failure to submit a plan or to comply with an approved plan will subject the institution to further enforcement action. The OTS and the other federal banking agencies have also proposed additional guidelines on asset quality and earnings standards. No assurance can be given as to whether or in what form the proposed regulations will be adopted.

Insurance of Accounts and Regulation by the FDIC

     First Federal is a member of the SAIF, which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

     The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period. For the first six months of 1995, the assessment schedule for Bank Insurance Fund ("BIF") members and SAIF members ranged from .23% to .31% of deposits.

     The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

     As is the case with the SAIF, the FDIC is authorized to adjust the insurance premium rates for banks that are insured by the BIF of the FDIC in order to maintain the reserve ratio of the BIF at 1.25% of BIF insured deposits. As a result of the BIF reaching its statutory reserve ratio the FDIC revised the premium schedule for BIF insured institutions to provide a range of .04% to .31% of deposits. The revisions became effective in the third quarter of 1995. In addition, the BIF rates were further revised, effective January 1996, to provide a range of 0% to
 .27% with a minimum annual assessment of $2,000. The SAIF rates, however, were not adjusted. As a result of these revisions, BIF members will generally pay lower premiums.

     The SAIF is not expected to attain the designated reserve ratio until the year 2002 due to the shrinking deposit base for SAIF assessments and the requirement that SAIF premiums be used to make the interest payments on bonds issued by the Financing Corporation ("FICO") in order to finance the costs of resolving thrift failures in the 1980s. As a result, SAIF members will generally be subject to higher deposit insurance premiums than BIF members until, all things being equal, the SAIF attains the required reserve ratio.

     The effect of this disparity on First Federal and other SAIF members is uncertain at this time. It may have the effect of permitting BIF insured institutions to offer loan and deposit products on more attractive terms than SAIF members due to the cost savings achieved through lower deposit premiums, thereby placing SAIF members at a competitive disadvantage. In order to eliminate this disparity a number of proposals to recapitalize the SAIF have been recently considered by the United States Congress. The plan under current consideration provides for a one-time assessment, anticipated to range from .80% to .90%, to be imposed on all deposits assessed at the SAIF rates as of March 31, 1995, including those held by commercial banks, and for BIF deposit insurance premiums to be used to pay the FICO bond interest on a pro rata basis together with SAIF premiums. The Special Assessment would result in a one-time charge to First Federal of approximately $290,000 to $307,000, net of related income taxes. The BIF and SAIF would be merged into one fund as soon as practicable, but no later than January 1, 1998. There can be no assurance that any particular proposal will be enacted or that premiums for either BIF or SAIF members will not be adjusted in the future by the FDIC or by legislative action. See also "Recent Developments."

Regulatory Capital Requirements

     Federally insured savings associations, such as First Federal, are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

     First Federal's reconciliation from GAAP capital to regulatory capital is as follows:


                             Tangible        Core      Risk-based/(1)/
                             --------        ----      ----------
                                    (Dollars in Thousands)

GAAP capital................   $8,901       $8,901        $8,901
Allowance for loan losses...      ---          ---           356
                               ------       ------        ------
Regulatory capital..........   $8,901       $8,901        $9,257
                               ======       ======        ======

Required capital............    1,052        2,104         2,592
Excess capital..............    7,849        6,797         6,665
                               ======       ======        ======

Actual capital ratio........    12.69%       12.69%        28.58%
Required capital ratio......     1.5          3.00          8.00
Excess capital ratio........    11.19%        9.69%        20.58%

/(1)/ First Federal had risk-weighted assets of $32.4 million on December 31, 1995.

     The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital for calculating compliance with the requirement.

     The OTS regulations establish special capitalization requirements for savings associations that own subsidiaries. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks or engaged in certain other activities solely as agent for its customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to the association's level of ownership. For excludable subsidiaries the debt and equity investments in such subsidiaries are deducted from assets and capital.

     At December 31, 1995, First Federal had tangible capital of $8.9 million, or 12.69% of adjusted total assets, which is approximately $7.8 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

     The capital standards also require core capital equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions discussed below, however, a savings association must maintain a core capital ratio of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio.

     At December 31, 1995, First Federal had core capital equal to $8.9 million, or 12.69% of adjusted total assets, which is $6.8 million above the minimum leverage ratio requirement of 3% as in effect on that date.

     The OTS risk-based requirement requires savings associations to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The OTS is also authorized to require a savings association to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At December 31, 1995, First Federal had $356,000 of general loss reserves, which was less than 1.25% of risk-weighted assets.

     Certain exclusions from capital and assets are required to be made for the purpose of calculating total capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and nonresidential construction loans in excess of an 80% loan-to-value ratio and reciprocal holdings of qualifying capital instruments. First Federal had no such exclusions from capital and assets at December 31, 1995.

     In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the OTS has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan to value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the FNMA or FHLMC.

     The OTS has adopted a final rule that requires every savings association with more than normal interest rate risk exposure to deduct from its total capital, for purposes of determining compliance with such requirement, an amount equal to 50% of its interest-rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a savings association, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The rule provides for a two quarter lag between calculating interest rate risk and recognizing any deduction from capital. The rule will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Any savings association with less than $300 million in assets and a total capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise.

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

     On December 31, 1995, First Federal had total capital of $8.9 million and risk-weighted assets of $32.4 million; or total capital of 28.58% of risk-weighted assets. This amount was $6.7 million above the 8% requirement in effect on that date.

     The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against savings associations that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions that are applicable to significantly undercapitalized associations.

     As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized association must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

     Any savings association that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more of additional specified actions and operating restrictions which may cover all aspects of its operations and include a forced merger or acquisition of the association. An association that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations. In addition, the OTS must appoint a receiver (or conservator with the concurrence of the FDIC) for a savings association, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized association is also subject to the general enforcement authority of the OTS and the FDIC, including the appointment of a conservator or a receiver.

     The OTS is also generally authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

     The imposition by the OTS or the FDIC of any of these measures on First Federal may have a substantial adverse effect on First Federal's operations and profitability. Company shareholders do not have preemptive rights, and therefore, if Barrington Bancorp is directed by the OTS or the FDIC to issue additional shares of Barrington Bancorp Common Stock, such issuance may result in the dilution in the percentage of ownership of Barrington Bancorp.

Limitations on Dividends and Other Capital Distributions

     OTS regulations impose various restrictions on savings associations with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. OTS regulations also prohibit a savings association from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory capital of the association would be reduced below the amount required to be maintained for the liquidation account established in connection with its mutual to stock conversion.

     Generally, savings associations, such as First Federal, that before and after the proposed distribution meet their capital requirements, may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus 50% of the amount by which the lesser of the association's tangible, core or risk-based capital exceeds its capital requirement for such capital component, as measured at the beginning of the calendar year, or 75% of its net income for the most recent four quarter period. However, an association deemed to be in need of more than normal supervision by the OTS may have its dividend authority restricted by the OTS. First Federal may pay dividends in accordance with this general authority.

     Savings associations proposing to make any capital distribution need only submit written notice to the OTS 30 days prior to such distribution. Savings associations that do not, or would not meet their current minimum capital requirements following a proposed capital distribution, however, must obtain OTS approval prior to making such distribution. The OTS may object to the distribution during that 30-day notice period based on safety and soundness concerns. See "--Regulatory Capital Requirements."

     The OTS has proposed regulations that would revise the current capital distribution restrictions. Under the proposal a savings association may make a capital distribution without notice to the OTS (unless it is a subsidiary of a holding company) provided that it has a CAMEL 1 or 2 rating, is not of supervisory concern, and would remain adequately capitalized (as defined in the OTS prompt corrective action regulations) following the proposed distribution. Savings associations that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net income to date during the calendar year. A savings association may not make a capital distribution without prior approval of the OTS and the FDIC if it is undercapitalized before, or as a result of, such a distribution. As under the current rule, the OTS may object to a capital distribution if it would constitute an unsafe or unsound practice. No assurance may be given as to whether or in what form the regulations may be adopted.

Liquidity

     All savings associations, including First Federal, are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. For a discussion of what First Federal includes in liquid assets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." This liquid asset ratio requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the minimum liquid asset ratio is 5%.

     In addition, short-term liquid assets (e.g., cash, certain time deposits, certain bankers acceptances and short-term United States Treasury obligations) currently must constitute at least 1% of the association's average daily balance of net withdrawable deposit accounts and current borrowings. Penalties may be imposed upon associations for violations of either liquid asset ratio requirement. At December 31, 1995, First Federal was in compliance with both requirements, with an overall liquid asset ratio of 21.1% and a short-term liquid assets ratio of 17.6%.

Accounting

     An OTS policy statement applicable to all savings associations clarifies and re-emphasizes that the investment activities of a savings association must be in compliance with approved and documented investment policies and strategies, and must be accounted for in accordance with Generally Accepted Accounting Principles ("GAAP"). Under the policy statement, management must support its classification of and accounting for loans and securities (i.e., whether held for investment, sale or trading) with appropriate documentation. First Federal is in compliance with these amended rules.

     The OTS has adopted an amendment to its accounting regulations, which may be made more stringent than GAAP by the OTS, to require that transactions be reported in a manner that best reflects their underlying economic substance and inherent risk and that financial reports must incorporate any other accounting regulations or orders prescribed by the OTS.

Qualified Thrift Lender Test

     All savings associations, including First Federal, are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio assets (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every

12 months on a rolling basis. Such assets primarily consist of residential housing related loans and investments. At December 31, 1995, First Federal met the test and has always met the test since its effectiveness.

     Any savings association that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the BIF. If such an association has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings association and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies. See "-Company Regulation."

Community Reinvestment Act

     Under the Community Reinvestment Act ("CRA"), every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with the examination of First Federal, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by First Federal. An unsatisfactory rating may be used as the basis for the denial of an application by the OTS.

     The federal banking agencies, including the OTS, have recently revised the CRA regulations and the methodology for determining an institution's compliance with the CRA. Due to the heightened attention being given to the CRA in the past few years, First Federal may be required to devote additional funds for investment and lending in its local community. First Federal was examined for CRA compliance in 1996 and received a rating of satisfactory.

Transactions with Affiliates

     Generally, transactions between a savings association or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the association's capital. Affiliates of First Federal include Barrington Bancorp and any company which is under common control with First Federal. In addition, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates.

     Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the OTS. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must be made on terms substantially the same as for loans to unaffiliated individuals.

Company Regulation

     Barrington Bancorp is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, Barrington Bancorp is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over Barrington Bancorp and its non-savings association subsidiaries which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

     As a unitary savings and loan holding company, Barrington Bancorp generally is not subject to activity restrictions. If Barrington Bancorp acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of Barrington Bancorp and any of its subsidiaries (other than First Federal or any other SAIF-insured savings association) would become subject to such restrictions unless such other associations each qualify as a QTL and were acquired in a supervisory acquisition.

     If First Federal fails the QTL test, Barrington Bancorp must obtain the approval of the OTS prior to continuing after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries. In addition, within one year of such failure Barrington Bancorp must register as, and will become subject to, the restrictions applicable to bank holding companies. The activities authorized for a bank holding company are more limited than are the activities authorized for a unitary or multiple savings and loan holding company. See "--Qualified Thrift Lender Test."

     Barrington Bancorp must obtain approval from the OTS before acquiring control of any other SAIF-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

Federal Securities Law

     Barrington Bancorp Common Stock is registered with the SEC under the Exchange Act. Barrington Bancorp is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act.

     Barrington Bancorp Common Stock held by persons who are affiliates (generally officers, directors and principal stockholders) of Barrington Bancorp may not be resold without registration or unless sold in accordance with certain resale restrictions. If Barrington Bancorp meets specified current public information requirements, each affiliate of Barrington Bancorp is able to sell in the public market, without registration, a limited number of shares in any three-month period.

Federal Reserve System

     The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts). At December 31, 1995, First Federal was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements that may be imposed by the OTS.
See "--Liquidity."

     Savings associations are authorized to borrow from the FRB "discount window," but FRB regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the FRB.

Federal Home Loan First Federal System

     First Federal is a member of the FHLB of Chicago, which is one of 12 regional FHLBs that administers the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures, established by the board of directors of the FHLB, which are subject to the oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

     As a member, First Federal is required to purchase and maintain stock in the FHLB of Chicago. At December 31, 1995, First Federal had $484,900 in FHLB stock, which was in compliance with this requirement.

In past years, First Federal has received substantial dividends on its FHLB stock. Over the past five calendar years such dividends have averaged 6.06% and were 6.55% for calendar year 1995.

     Under federal law the FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to low- and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of First Federal's FHLB stock may result in a corresponding reduction in First Federal's capital.

     For the year ended December 31, 1995, dividends paid by the FHLB of Chicago to First Federal totaled $31,408, which constitute a $3,984 increase in the amount of dividends received in calendar year 1994. The $8,555 dividend received for the quarter ended December 31, 1995, reflects an annualized rate of 7.00%, or .45% above the rate for calendar 1994.

Federal and State Taxation

     Savings associations such as First Federal that meet certain definitional tests relating to the composition of assets and other conditions prescribed by the Code, are permitted to establish reserves for bad debts and to make annual additions thereto which may, within specified formula limits, be taken as a deduction in computing taxable income for federal income tax purposes. The amount of the bad debt reserve deduction for "non-qualifying loans" is computed under the experience method. The amount of the bad debt reserve deduction for "qualifying real property loans" (generally loans secured by improved real estate) may be computed under either the experience method or the percentage of taxable income method (based on an annual election).

     Under the experience method, the bad debt reserve deduction is the greater of (a) an amount determined under a formula based generally upon the bad debts actually sustained by the savings association over a period of years or (b) an amount necessary to increase the applicable reserve for losses on loans at the close of the taxable year to the lower of the balance at the close of the base year or a recalculated base year amount if the loans at the close of the taxable year are less than loans at the close of the base year.

     The percentage of specially computed taxable income that is used to compute a savings association's bad debt reserve deduction under the percentage of taxable income method (the "percentage bad debt deduction") is 8%. The percentage bad debt deduction thus computed is reduced by the amount permitted as a deduction for non-qualifying loans under the experience method. The availability of the percentage of taxable income method permits qualifying savings associations to be taxed at a lower effective federal income tax rate than that applicable to corporations generally (approximately 31.3% assuming the maximum percentage bad debt deduction).

     If an association's specified assets (generally, loans secured by residential real estate or deposits, educational loans, cash and certain government obligations) constitute less than 60% of its total assets, the association may not deduct any addition to a bad debt reserve and generally must include existing reserves in income over a four year period. No representation can be made as to whether First Federal will meet the 60% test for subsequent taxable years.

     Under the percentage of taxable income method, the percentage bad debt deduction cannot exceed the amount necessary to increase the balance in the reserve for "qualifying real property loans" to an amount equal to 6% of such loans outstanding at the end of the taxable year or the greater of (i) the amount deductible under the experience method or (ii) the amount which when added to the bad debt deduction for "non-qualifying loans" equals the amount by which 12% of the amount comprising savings accounts at year-end exceeds the sum of surplus, undivided profits and reserves at the beginning of the year. At December 31, 1995, the 6% and 12% limitations did not restrict the percentage bad debt deduction available to First Federal. It is not expected that these limitations would be a limiting factor in the foreseeable future.

     In addition to the regular income tax, corporations, including savings associations such as First Federal, generally are subject to a minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax and net operating losses can offset no more than 90% of alternative minimum taxable income. For taxable years beginning after 1986 and before 1996, corporations, including savings associations such as First Federal, are also subject to an environmental tax equal to 0.12% of the excess of alternative minimum taxable income for the taxable year (determined without regard to net operating losses and the deduction for the environmental tax) over $2 million.

     To the extent earnings appropriated to a savings association's bad debt reserves for "qualifying real property loans" and deducted for federal income tax purposes exceed the allowable amount of such reserves computed under the experience method and to the extent of the association's supplemental reserves for losses on loans ("Excess"), such Excess may not, without adverse tax consequences, be utilized for the payment of cash dividends or other distributions to a stockholder (including distributions on redemption, dissolution or liquidation) or for any other purpose (except to absorb bad debt losses). As of December 31, 1995, First Federal's Excess for tax purposes totaled approximately $1.9 million.

     Barrington Bancorp files consolidated federal income tax returns using the accrual method of accounting with First Federal. Savings associations, such as First Federal, that file federal income tax returns as part of a consolidated group are required by applicable Treasury regulations to reduce their taxable income for purposes of computing the percentage bad debt deduction for losses attributable to activities of the non-savings association members of the consolidated group that are functionally related to the activities of the savings association member.

     First Federal and its consolidated subsidiaries have been audited by the IRS with respect to consolidated federal income tax returns through December 31, 1983. With respect to years examined by the IRS, either all deficiencies have been satisfied or sufficient reserves have been established to satisfy asserted deficiencies. In the opinion of management, any examination of still open returns (including returns of subsidiaries and predecessors of, or entities merged into, First Federal) would not result in a deficiency which could have a material adverse effect on the financial condition of First Federal and its consolidated subsidiaries.

     Illinois Taxation. First Federal files Illinois income tax returns. For Illinois income tax purposes, First Federal is taxed at an effective rate equal to 7.18% of Illinois taxable income. For these purposes, "Illinois Taxable Income" generally means federal taxable income, subject to certain adjustments (including the addition of interest income on state and municipal obligations and the exclusion of interest income on United States Treasury obligations). The exclusion of income on United States Treasury obligations has not had the effect of eliminating Illinois taxable income for First Federal.

     Delaware Taxation. As a Delaware holding company, Barrington Bancorp is exempted from Delaware corporate income tax but is required to file an annual report with and pay an annual fee to the State of Delaware. Barrington Bancorp is also subject to an annual franchise tax imposed by the State of Delaware.

Executive Officers of Barrington Bancorp

     The executive officers of Barrington Bancorp, each of whom is currently an executive officer of First Federal, are identified below. The executive officers of Barrington Bancorp are elected annually by the Barrington Bancorp Board.


Name                       Age/1/            Position With Company
- -------------------------  --------  -------------------------------------

Hugh H. Palmer             51        President and Chief Executive Officer

Peter Fidler               47        Vice President and Treasurer

Georgeanna Smalarz         43        Vice President and Secretary

- ---------------
/1/  As of December 31, 1995.

Executive Officers of Barrington Bancorp who are not Directors

     Peter S. Fidler. Mr. Fidler, age 47, joined First Federal as the Comptroller in 1972. Currently serving as Vice President and Treasurer, Mr. Fidler is responsible for the establishment and supervision of First Federal's accounting activities.

     Georgeanna Smalarz. Ms. Smalarz, age 43, has held various positions since joining First Federal in 1982, including Savings Counselor and Assistant Vice President. In her current capacity as Vice President and Secretary, Ms. Smalarz manages First Federal's loan and savings departments and serves as First Federal's compliance officer.

Properties

     First Federal owns its office building including parking facilities located at 120 S. Hough Street, Barrington, Illinois. At December 31, 1995, the net book value of First Federal's investment in its premises totalled $881,647.

     First Federal completed upgrading its facilities in 1995. Total costs were approximately $500,000.

  First Federal's depositor and borrower customer files are maintained by an independent data processing company. The net book value of the data processing and computer equipment utilized by First Federal at December 31, 1995 was approximately $63,000.


Legal Proceedings

     From time to time, Barrington Bancorp and First Federal are involved as plaintiff or defendant in various legal proceedings arising in the normal course of their businesses. While the ultimate outcome of these various legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of these legal actions should not have a material effect on First Federal or Barrington Bancorp's financial position or results of operations.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     Barrington Bancorp was formed in December 1993 and is the holding company and owner of 100% of the common stock of First Federal, a federally-chartered stock savings institution. In this discussion and analysis, reference to the operations and financial condition of Barrington Bancorp includes the operations and financial condition of First Federal.

     On May 10, 1994, First Federal completed its conversion from a mutual to a stock savings institution. On that date, Barrington Bancorp issued and sold 661,250 shares of Common Stock at $10.00 per share to complete the conversion of First Federal from mutual to stock form ("Conversion"). Net proceeds to Barrington Bancorp were approximately $6.1 million after deducting conversion expenses of approximately $533,000. Barrington Bancorp used approximately $3.6 million of the net proceeds to acquire all of the issued and outstanding stock of First Federal.

     Barrington Bancorp's business currently consists of the business of First Federal. As a consumer-oriented financial institution, Barrington Bancorp offers a range of retail banking services to residents of its primary market area. Barrington Bancorp is principally engaged in the business of attracting deposits from the general public and investing those deposits, along with funds generated from operations and borrowings, by originating residential loans in its primary market area. Barrington Bancorp also originates construction and land loans, and invests in short-term liquid securities, certificates of deposit, and mortgage-related securities.

General

     Barrington Bancorp's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its loan, investment and mortgage-backed security portfolios and its cost of funds, consisting of interest paid on its deposits and to a much lesser degree borrowings from the FHLB of Chicago. Barrington Bancorp's noninterest expenses principally consist of employee compensation, occupancy expenses, federal insurance premiums, data processing, professional fees and other general and administrative expenses. Barrington Bancorp's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

     Barrington Bancorp attracts all of its deposits from its sole office in Barrington, from depositors primarily residing in the greater Barrington community. The Village of Barrington is the commercial center of Barrington Bancorp's market area, with the majority of retail and service-related businesses being located within its boundaries. The surrounding communities in Barrington Bancorp's market area consist of affluent bedroom communities in a suburban/country environment with little commercial development. The unemployment rate for Barrington Bancorp's primary market area is approximately 4.0% compared to 5.1% for the state of Illinois and 5.5% for the United States in general. The major employers in Barrington Bancorp's primary market area are concentrated in the financial and insurance industries as well as the service-related industries. The population in Barrington's primary market area has remained steady over the past three years at approximately 40,000. As a result, in part of Barrington Bancorp's market area's favorable population, and employment demographics, Barrington Bancorp has been able to maintain its positive operating results.

     Barrington Bancorp's basic objective is to be a community-oriented financial institution serving customers in its primary market area. The Barrington Bancorp Board has sought to accomplish this objective through the adoption of a strategy designed to maintain a strong capital position and high asset quality, while minimizing, to the extent practicable, Barrington Bancorp's vulnerability to changes in interest rates. This strategy has been effected by
(i) emphasizing adjustable-rate one- to four-family residential mortgage lending, (ii) limiting its investment in other types of loans which could increase cost or credit risk, (iii) maintaining a substantial portfolio of short-or medium-term investment securities and (iv) controlling operating expenses.

Financial Condition

     Total assets of Barrington Bancorp increased to $70.2 million at December 31, 1995 from $68.0 million at December 31, 1994. Cash and interest-bearing deposits increased $2.6 million from $2.8 million at December 31, 1994, to $5.4 million at December 31, 1995. Borrowings from the FHLB of Chicago decreased from $3.0 million at December 31, 1994 to $1.0 million at December 31, 1995.

     Investment securities held to maturity decreased from $7.1 million at December 31, 1994 to $5.0 million at December 31, 1995 as a result of $2.0 million of investment securities held to maturity maturing in 1995. Securities available for sale remained relatively unchanged at $2.0 million at December 31, 1995 and 1994.

     Mortgage-backed securities held to maturity decreased $1.2 million from $4.2 million at December 31, 1994, to $3.0 million at December 31, 1995. The decrease was a result of $1.2 million of principal repayments during the year ended December 31, 1995.

     Loans receivable were $50.3 million at December 31, 1994, and $52.7 million at December 31, 1995, an increase of $2.4 million, or 4.8%. Loans originated during the year were $21.6 million. Principal repayments were $19.2 million during that period.

     Savings deposits increased $3.8 million, or 7.1%, from $53.5 million at December 31, 1994, to $57.3 million at December 31, 1995. The increase in deposits was primarily attributable to expanded marketing efforts by First Federal.

     Total stockholder's equity increased $439,000 from $11.1 million at December 31, 1994 to $11.6 million at December 31, 1995. This increase was primarily a result of net earnings of $364,000, credits from employee stock plans and a reduction in unrealized loss on securities available for sale of $32,000, which was partially offset by dividends paid on common stock of $185,000.

Results of Operations

     Barrington Bancorp's results of operations depend primarily on the level of its net interest income and its control of noninterest expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and interest rates earned or paid on them.

Comparison of Operating Results for the Years Ended December 31, 1995 and December 31, 1994

     General. Net earnings for the year ended December 31, 1995 totaled $364,000, a decrease of $67,000, or 15.5%, from the year ended December 31, 1994. The primary factors for this decrease were an increase in noninterest expense of $268,000 and a decrease in noninterest income of $82,000, which was partially offset by an increase in net increase income before provision for loan losses of $265,000.

     Interest Income. Interest income for the year ended December 31, 1995 increased $921,000 from the year ended December 31, 1994. An increase of $654,000 in interest income resulted from higher average yield of total interest earning assets which increased to 7.44% for the year ended December 31, 1995 from 6.36% for the prior year. An increase of $267,000 in interest income resulted from higher average interest earning assets during 1995 than 1994.

     Interest on loans receivable increased $864,000 during the year ended December 31, 1995 to $4.1 million from $3.2 million for the year ended December 31, 1994. The increase in interest on loans receivable was attributable to an increase in the average yield on the loan portfolio from 6.87% for 1994 to 7.98% for 1995, and, to a lesser degree, higher average balances of loans receivable during the year ended December 31, 1995, when compared to the year ended December 31, 1994. Interest income on mortgage-backed securities increased $43,000 from $187,000 for the year ended December 31, 1994 to $230,000 for the year ended December 31, 1995. This increase was due primarily to an increase in average yield from 5.28% in 1994 to 6.17% in 1995.

     Interest income on investment securities held to maturity and securities available for sale decreased $14,000 to $382,000 when comparing the years ended December 31, 1995 and 1994. This decrease primarily was a result of lower average balances of investment securities in 1995. Earnings on interest bearing deposits were $148,000 for the year ended December 31, 1995 which was $24,000, or 19.2% more than for the comparable period in 1994. This increase was primarily attributable to average yields increasing from 1994 to 1995.

     Interest Expense. Interest expense is affected by the composition of Barrington Bancorp's deposit accounts, the level of market interest rates and, to a lesser degree, the rates charged for borrowings. Interest expense increased $656,000, or 31.4% to $2.7 million for the year ended December 31, 1995, compared to $2.1 million for the year ended December 31, 1994. This increase was due primarily to an increase in the average rates paid on deposits and borrowings from 3.72% in 1994 to 4.86% in 1995.

     Net Interest Income. Net interest income before provision for loan losses increased $265,000 to $2.1 million for the year ended December 31, 1995, when compared to 1994. Of this increase, $173,000 is a result of the average volume of interest paying liabilities increasing only $345,000 from $56.1 million for the year ended December 31, 1994, to $56.4 million for the year ended December 31, 1995, while the average volume of interest earnings assets increased $3.3 million to $65.5 million for the year ended December 31, 1995. Also, an overall higher level of interest rates in 1995 compared to 1994 resulted in an additional $92,000 increase in net interest income. Spread, or the difference between the yield on interest earning assets and the cost of interest paying liabilities decreased from 2.64% for the year ended December 31, 1994, to 2.58% for the year ended December 31, 1995. The interest rate spread at December 31, 1995 and 1994 was 2.47%.

     Provision for Loan Losses. Barrington Bancorp's provision for losses on loans during the year ended December 31, 1994, was $10,000 versus a provision of $6,000 during the comparable period in 1995. The 1994 provision for loan losses was based on a review of First Federal's allowance for loan losses as well as management's concerns at that time regarding uncertainties in the national and local economies and real estate markets. The 1995 provision for losses on loans of $6,000, which was based on quarterly evaluations, was a result of an increase of $2.4 million in loans receivable from $50.3 million at December 31, 1994, to $52.7 million at December 31, 1995, offset by a decrease in nonperforming loans and an apparent stabilization of national and local economies and real estate markets. Although Barrington Bancorp maintains its allowance for loan losses at a level which it considers to be adequate, future additions to the allowance for loan losses are dependent upon the performance of Barrington Bancorp's loan portfolio, the economy, changes in real estate values and interest rates and the views of regulatory authorities regarding adequate reserve levels and inflation.

     Barrington Bancorp did not charge off any loans during the periods ending December 31, 1995 and 1994. Barrington Bancorp charges off a loan when it determines that all, or a portion of the loan, is considered to be uncollectible.

     Noninterest Income. Noninterest income decreased $82,000 from $123,000 for the year ended December 31, 1994, to $41,000 for the year ended December 31, 1995. This decrease is attributable to a substantially lower level of fees earned from the sale of annuity products in 1995 compared to 1994. Barrington Bancorp began offering and marketing new annuity products during the year ended December 31, 1994 and had anticipated the fees earned from the sale of these products would not continue at the high level experienced in 1994.

     Noninterest Expense. Noninterest expense increased $268,000 to $1.6 million for the year ended December 31, 1995, compared to $1.3 million for the comparable period in 1994. Compensation and employee benefit costs increased $116,000, or 15.1% to $886,000 for the year ended December 31, 1995 as compared to $770,000 for the year ended December 31, 1994. This increase is primarily a result of the expense of the ESOP and the First Federal RRP. Occupancy and equipment expense increased $26,000 when comparing the years ended December 31, 1995 and 1994. The increase was a result of the investment of $500,000 to upgrade First Federal's office facility. Professional fees were $175,000 and $84,000 for the years ended December 31, 1995 and 1994, respectively, an increase of $91,000, or 108.3%. This increase is related primarily to professional fees associated with the proposed acquisition of Barrington Bancorp.

     Income Tax Expense. Federal and state income tax expense decreased $14,000 to $208,000 for the year ended December 31, 1995, compared to December 31, 1994, due primarily to a decrease in earnings before taxes of $81,000 to $572,000 for the year ended December 31, 1995. The effective income tax rate for the year ended December 31, 1995 was 36.3% compared to 34.0% for the year ended December 31, 1994.

Comparison of Operating Results for the Years Ended December 31, 1994 and December 31, 1993

     General. Net earnings for the year ended December 31, 1994 totaled $431,000, an increase of $149,000, or 52.8%, from the year ended December 31, 1993. The primary factors were an increase in net interest income before provision for loan losses of $121,000, a decrease in the provision for loan losses of $162,000 and an increase in noninterest income of $93,000. These increases in income were partially offset by an increase in noninterest expenses of $196,000 and an increase in income tax expense of $56,000.

     Interest Income. Interest income for the year ended December 31, 1994 decreased $89,000 from the year ended December 31, 1993. A decrease of $34,000 in interest income resulted from a reduction in average yield of total interest earnings assets which decreased to 6.36% from 6.41%. A decrease of $55,000 in interest income resulted from lower average interest earnings assets during 1994 versus 1993.

     Interest on loans receivable decreased $68,000 during the year ended December 31, 1994 to $3.2 million from $3.3 million for the year ended December 31, 1993. The decrease in interest on loans receivable was attributable to a decrease in the average yield on the loan portfolio, and to a lesser degree, lower average balances of loans receivable during the year ended December 31, 1994, when compared to the year ended December 31, 1993. Interest income on mortgage-backed securities increased $14,000 from $173,000 for the year ended December 31,

1993 to $187,000 for the year ended December 31, 1994. This increase was due primarily to an increase in average yield from 4.81% in 1993 to 5.28% in 1994.

     Interest income on investment securities and securities available for sale decreased $79,000, or 16.6%, when comparing the years ended December 31, 1994 and 1993. The average balance of investment securities decreased from $9.4 million for the year ended December 31, 1993 to $8.9 million for the year ended December 31, 1994, and the average yield decreased from 5.05% to 4.47% for the comparable periods. Earnings on interest bearing deposits were $124,000 for the year ended December 31, 1994 which was $48,000, or 63.2% more than for the comparable period in 1993. This increase was primarily attributable to average yields increasing from 3.19% in 1993 to 5.01% in 1994.

     Interest Expense. Interest expense is affected by the composition of Barrington Bancorp's deposit accounts, the level of market interest rates and, to a much lesser degree, the rates charged for borrowings. Interest expense decreased $210,000, or 9.1% to $2.1 million for the year ended December 31, 1994, compared to $2.3 million for the year ended December 31, 1993. This decrease was due primarily to a decline in the average balances of deposits from $59.0 million in 1993 to $54.9 million in 1994, which resulted from customers using funds on deposit with First Federal to purchase shares of common stock in the initial public offering of Barrington Bancorp on May 10, 1994. To a lesser degree, the decrease was a result of a decrease in the average rates paid on deposits from 3.87% in 1993 to 3.72% in 1994 (although deposit rates rose sharply in the last part of 1994). These decreases were partially offset by an increase of $41,000 in interest expense on borrowed funds resulting from a higher average balance of borrowings during the year ended December 31, 1994 compared to the comparable period in 1993.

     Net Interest Income. Net interest income increased $121,000 to $1.9 million for the year ended December 31, 1994, when compared to 1993. Of this increase, $106,000 is a result of the average volume of interest paying liabilities decreasing $3.3 million from $59.4 million for the year ended December 31, 1993, to $56.1 million for the year ended December 31, 1994. This decrease in the average volume of interest paying liabilities was only partially offset by a decrease in the average volume of interest earning assets of $927,000 to $62.2 million for the year ended December 31, 1994, as compared to $63.1 million for the year ended December 31, 1993. Spread, or the difference between the yield on interest earning assets and the cost of interest paying liabilities increased from 2.54% for the year ended December 31, 1993, to 2.64% for the year ended December 31, 1994, resulting in an increase in net interest income of $15,000 when comparing the years ended December 31, 1993 and 1994.

     The interest rate spread at December 31, 1994 was 2.47% compared to 2.71% at December 31, 1993. This decrease in spread is a result of rising interest rates during the later half of 1994.

     Provision for Loan Losses. Barrington Bancorp's provision for losses on loans during the year ended December 31, 1993, was $172,000 versus a provision of $10,000 during the comparable period in 1994. The 1993 provision for loan losses was based on a review of First Federal's allowance for loan losses as well as management's concerns at that time regarding uncertainties in the national and local economies and real estate markets. The 1994 provision for losses on loans of $10,000, which was based on quarterly evaluations, was a result of an increase of $5.1 million in loans receivable from $45.2 million at December 31, 1993, to $50.3 million at December 31, 1994, offset by a decrease in nonperforming loans and an apparent stabilization of national and local economies and real estate markets. Although Barrington Bancorp maintains its allowance for loan losses at a level which it considers to be adequate, future additions to the allowance for loan losses are dependent upon the performance of Barrington Bancorp's loan portfolio, the economy, changes in real estate values and interest rates and the views of regulatory authorities regarding adequate reserve levels and inflation.

     Barrington Bancorp did not charge off any loans during the periods ending December 31, 1994 and 1993. Barrington Bancorp charges off a loan when it determines that all, or a portion of the loan, is considered to be uncollectible.

     Noninterest Income. Noninterest income increased $93,000 from $30,000 for the year ended December 31, 1993, to $123,000 for the year ended December 31, 1994. This increase is attributable to Barrington Bancorp offering and marketing new annuity products during the year ended December 31, 1994. Barrington Bancorp had no annuity commissions during the year ended December 31, 1993, compared to $96,000 in 1994 and does not anticipate the fees earned from the sale of these products will continue at the high level experienced in 1994.

     Noninterest Expense. Noninterest expense increased $196,000 to $1.3 million for the year ended December 31, 1994, compared to $1.1 million for the comparable period in 1993. Compensation and employee benefit costs increased $107,000, or 16.1% to $770,000 for the year ended December 31, 1994 as compared to $663,000 for the year ended December 31, 1993. This increase is primarily a result of the expense of the ESOP and the First Federal RRP. Federal deposit insurance premiums increased $31,000, or 32.6%, when comparing the years ended December 31, 1994 and 1993. The increase was a result of a final distribution of a Secondary Reserve balance due to First Federal by the FDIC. The amount of the distribution was $42,000 and directly reduced Federal deposit insurance premiums for the year ended December 1993. Professional fees were $84,000 and $48,000 for the years ended December 31, 1994 and 1993, respectively, an increase of $36,000, or 75.0%. This increase is related to professional fees associated with operations of a publicly owned company. Other operating expenses increased $25,000 to $99,000 for the year ended December 31, 1994, primarily as a result of increased marketing expenses.

     Management believes noninterest expense may increase in the future as a result of the investment of approximately $450,000 to upgrade Barrington Bancorp's office facility and the planned modest increase in loan and deposit marketing activities.

     Income Tax Expense. Federal and state income tax expense increased $56,000 or 33.9%, to $221,000 for the year ended December 31, 1994, compared to December 31, 1993, due primarily to an increase in earnings before taxes of $180,000 to $652,000 for the year ended December 31, 1994. The effective income tax rate for the year ended December 31, 1994 was 34.0% compared to 35.0% for the year ended December 31, 1993.

     Average Balances, Interest Rates and Yields. The following table presents the average yield on interest earning assets and the average cost on average interest bearing liabilities. No tax equivalent adjustments were made. All average balances are monthly average balances. The interest earned includes fees which are considered adjustments to yield. Non-performing loans have been included in the average balances.

                                                                         Year Ended December 31,
                                         ----------------------------------------------------------------------------------------
                                                    1993                          1994                          1995
                                         -----------------------------  ----------------------------  ---------------------------
                                                              Average                       Average                       Average
                                          Average              Yield/   Average              Yield/   Average             Yield/
                                          Balance   Interest    Cost    Balance   Interest    Cost    Balance   Interest   Cost
                                         ---------  --------  --------  --------  --------  --------  --------  --------  -------
                                                                             (Dollars in Thousands)
Interest-earning assets:
Loans receivable, net(4)................. $47,193     $3,287     6.97%  $46,841     $3,219     6.87%  $51,189     $4,083     7.98%
Mortgage-backed securities...............   3,596        173     4.81     3,543        187     5.28     3,726        230     6.17
Investment securities(1).................   9,415        475     5.05     8,854        396     4.47     7,984        382     4.78
Interest bearing deposits................   2,381         76     3.19     2,476        124     5.01     2,120        148     6.98
FHLB stock...............................     521         31     5.95       465         27     5.81       475         31     6.55
                                          -------     ------     ----   -------     ------     ----   -------     ------
Total interest-earning assets............  63,106      4,042     6.41    62,179      3,953     6.36    65,492      4,874     7.44
Non interest-earning assets..............   2,094                         2,886                         2,852
                                          -------                       -------                       -------
Total assets.............................  65,200                        65,065                        68,344
                                          =======                       =======                       =======

Interest-bearing liabilities:
Passbook accounts........................  10,233        296     2.89    10,862        301     2.77     8,684        280     3.22
NOW and Money Market accounts............  10,276        244     2.37    10,354        233     2.29     9,031        266     2.95
Certificate accounts.....................  38,441      1,743     4.53    33,673      1,498     4.45    36,635      2,065     5.64
Borrowed funds...........................     462         15     3.25     1,192         56     4.70     2,076        133     6.40
                                          -------     ------     ----   -------     ------     ----   -------     ------
Total interest-bearing  liabilities......  59,412      2,298     3.87    56,081      2,088     3.72    56,426      2,744     4.86
Noninterest-bearing liabilities..........     501                           553                           543
                                          -------                       -------                       -------
Total liabilities........................  59,913                        56,634                        56,969
Stockholders' equity.....................   5,286                         8,431                        11,375
                                          -------                       -------                       -------
Total liabilities and stockholders'......  65,200                        65,065                        68,344
 equity.................................. =======                       =======                       =======
Net interest income/interest rate........              1,744     2.54%               1,865     2.64%               2,130     2.58%
 spread(2)...............................             ======     ====               ======     ====               ======     ====

Net earning assets/net yield on average
 interest-earning- assets(3).............   3,694                2.76%    6,098                3.00%    9,066                3.25%
                                          =======                ====   =======                ====   =======                ====


Ratio of interest-earning assets

 to interest bearing liabilities.........  106.22%                       110.87%                       116.07%
                                          =======                       =======                       =======

(1)  Includes securities available for sale.

(2) Calculated net of deferred loan fees, loans in process and the allowance for loan losses.

(3)  Represents net interest income divided by average interest earning assets.

(4)  Includes loans held for sale.

     The following table sets forth the weighted average yields on Barrington Bancorp's interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates at the dates indicated. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                              At December 31,
                                                      ------------------------------
                                                       1993        1994        1995
                                                      ------      ------      ------
                                                                 (In Thousands)

     Weighted average yield on:
      Loans receivable..........................       6.42%       7.28%       7.85%
      Loans held for sale.......................       6.74         ---         ---
     Mortgage-backed securities
       held to maturity.........................       5.54        5.62        7.57
      Investment securities held
       to maturity..............................       5.57        5.65        6.37
      Securities available for sale.............       6.45        5.87        5.86
      Interest-bearing deposits.................       2.79        5.92        4.86
      FHLB stock................................       4.41        6.55        7.00
                                                       ----        ----        ----
        Combined weighted average
         yield on interest-earning
         assets.................................       6.22        6.92        7.48
                                                       ----        ----        ----
     Weighted average rate paid on:
      Passbook accounts.........................       2.55        3.10        3.10
      NOW accounts..............................       1.63        2.01        1.91
      Money market accounts.....................       2.48        3.82        3.93
      Certificate accounts......................       4.23        5.01        5.84
      Borrowed funds............................       3.24        6.35        5.31
                                                       ----        ----        ----
        Combined weighted average rate paid on
         interest-bearing liabilities...........       3.51        4.45        5.01
                                                       ----        ----        ----

     Spread........................................... 2.71%       2.47%      2.47%
                                                       ====        ====       ====

     The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to changes in outstanding balances and that due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable of (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume have been allocated proportionately to the change due to volume and the change due to rate.


                                             1993 vs. 1994                   1994 vs. 1995
                                     -------------------------------------------------------------
                                        Increase                        Increase
                                       (Decrease)                      (Decrease)
                                        Due to          Total            Due to          Total
                                     ---------------   Incease       --------------     Increase
                                     Volume    Rate   (Decrease)     Volume     Rate    (Decrease)
                                     -------  ------  ----------     -------    -----   ----------
Interest-earning assets:
Loans receivable, net /(1)/.........  $ (25)    $(43)     $ (68)       $317      $547      $ 864
Mortgage-backed securities..........     (3)      17         14          10        33         43
 Investment securities..............    (27)     (52)       (79)        (40)       26        (14)
 Interest-bearing deposits..........      3       45         48         (20)       44         24
 FHLB stock.........................     (3)      (1)        (4)        ---         4          4
                                      -----     ----      -----        ----      ----      -----

   Total interest-earning assets....  $ (55)    $(34)     $ (89)       $267      $654      $ 921
                                      =====     ====      =====        ====      ====      =====

Interest-bearing liabilities:
 Passbook accounts..................     18      (13)         5         (66)       45        (21)
 NOW and money market accounts......      2      (13)       (11)        (32)       65         33
 Certificate accounts...............   (213)     (32)      (245)        140       427        567
 Borrowed funds.....................  $  32     $  9      $  41        $ 52      $ 25      $  77
                                      -----     ----      -----        ----      ----      -----

   Total interest-bearing
    liabilities.....................  $(161)    $(49)     $(210)       $ 94      $562      $ 656
                                      -----     ----      -----        ----      ----      -----

Net change in net interest income...  $ 106     $ 15      $ 121        $173      $ 92      $ 265
                                      =====     ====      =====        ====      ====      =====

(1) Calculated net of deferred loan fees, loans in process and allowance for loan losses.

Asset/Liability Management

     In an attempt to manage its exposure to changes in interest rates, management closely monitors Barrington Bancorp's interest rate risk. Management has an asset/liability committee consisting of the President and three Directors of Barrington Bancorp which meets quarterly and reviews Barrington Bancorp's interest rate risk position and makes recommendations for adjusting such position. In addition, the Barrington Bancorp Board reviews on a quarterly basis Barrington Bancorp's asset/liability position, including simulations of the effect on Barrington Bancorp's capital and income of various interest rate scenarios.

     In recent years Barrington Bancorp has attempted to significantly reduce its interest rate risk and has taken a number of steps to restructure its assets and liabilities. First, Barrington Bancorp has focused its lending program on the origination of ARMs. At December 31, 1995, approximately $47.9 million, or 86.7% of Barrington Bancorp's loan portfolio consisted of ARMs. Second, to supplement ARM production, Barrington Bancorp invests in mortgage-backed securities carrying adjustable interest rates. Third, Barrington Bancorp's investment portfolio consists solely of short- and medium-term securities.

     The table below sets forth, as of December 31, 1995, the estimated changes in the market value of Barrington Bancorp's portfolio equity ("MVPE") which would result from the designated instantaneous changes in the U.S. Treasury yield curve. The table uses assumptions of the OTS as of December 31, 1995 regarding interest rates, loan prepayment rates, deposit decay rates and the value of certain assets under the various interest rate scenarios. It is assumed that delinquency rates will not change as a result of interest rate changes. In the event that interest rates do change in the designated amounts, there can be no assurance that Barrington Bancorp's assets and liabilities would perform as set forth in this analysis. In addition, a change in Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the MVPE than indicated below.


                             Estimated Value
    Change                        As A
Interest Rates    Estimated     Percentage     Amount of
(basis points)      Value       of Assets        Change    Percent
- ----------------  ---------  ----------------  ----------  --------
                      (Dollars in Thousands)
    +400          $ 8,487        12.10%         $(1,527)    (15.25)%

    +300            9,183        13.09             (831)     (8.30)

    +200            9,697        13.82             (318)     (3.18)

    +100            9,977        14.22              (37)      (.03)

       0           10,014        14.27              ---        ---

    -100            9,977        14.22              (37)      (.03)

    -200            9,994        14.24              (20)      (.02)

    -300           10,118         14.42              104       1.04

    -400           10,313         14.70              298       2.98


Liquidity and Capital Resources

     Barrington Bancorp's primary sources of funds are deposits, proceeds from principal and interest payments on loans and mortgage-backed and investment securities and, to a much lesser extent, borrowings. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

     The primary investing activities of Barrington Bancorp are the origination of loans, the purchase of investment securities and securities available for sale, and the purchase of mortgage-backed securities. During the years ended December 31, 1993, 1994 and 1995, Barrington Bancorp originated loans of $10.6 million, $19.9 million and $21.6 million, respectively. Loan volume increased in 1995 from 1994 as a result of an increase in ARM originations resulting from consumer preference for ARM loans in an increasing interest rate environment. During the years ended December 31, 1993 and 1994, Barrington Bancorp purchased investment securities and securities available for sale which totalled $7.3 million and $2.0 million, respectively. No purchases of investment securities were made during 1995. Other investing activities included the purchase of $2.1 million of mortgage-backed securities during the year ended December 31, 1994. There were no purchases of mortgage-backed securities held to maturity during the years ended December 31, 1993 and 1995.

     These activities were funded primarily by principal repayment on loans, the maturity or sale of investment securities and securities available for sale and borrowings. During the years ended December 31, 1993, 1994 and 1995, principal repayments on loans were $14.6 million, $14.6 million and $18.7 million, respectively, and the maturity or sale of investment securities and securities available for sale totalled $6.0 million, $4.0 million and $2.0 million, respectively. Borrowings decreased from $3.0 million at December 31, 1994, to $1.0 million at December 31, 1995.

     In the year ended December 31, 1993, the major use of cash from financing activities was a decrease in savings deposits of $6.4 million. In the year ended December 31, 1994, the major source of cash from financing activities was the net proceeds from the sale of common stock of $5.6 million. In the year ended December 31, 1995, the major source of cash from financing activities was an increase in savings deposits of $3.8 million.

     Barrington Bancorp is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions, and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio at December 31, 1993, 1994 and 1995 was 5.0%. Barrington Bancorp's regulatory liquidity ratios were 24.1%, 20.9% and 21.1% at December 31, 1993, 1994 and 1995, respectively.

     Barrington Bancorp's most liquid assets are cash and interest-bearing deposits. The levels of these assets are dependent on Barrington Bancorp's operating, financing, lending, and investing activities during any given period. At December 31, 1993, 1994 and 1995, these liquid assets totalled $1.8 million, $2.8 million and $5.4 million, respectively.

     Liquidity management for Barrington Bancorp is both a daily and long-term function of Barrington Bancorp's management strategy. Excess funds are generally invested in short-term investments such as daily investments deposits at the FHLB of Chicago. In the event Barrington Bancorp should require funds beyond its ability to generate them internally, additional source of funds are available through the use of FHLB of Chicago advances, and securities available for sale. At December 31, 1995, Barrington Bancorp had outstanding advances of $1.0 million, and securities available for sale of $2.0 million.

     At December 31, 1995, Barrington Bancorp had outstanding commitments to originate loans of $1.0 million. These loans are to be secured by properties located in or contiguous to its primary market area. Barrington Bancorp anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1995 totalled $28.5 million. Management believes that a significant portion of such deposits will remain in Barrington Bancorp.

     At December 31, 1995, Barrington Bancorp exceeded all of its capital requirements on a fully phased-in-basis.

Impact of Inflation and Changing Prices

     The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP which generally measures financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Barrington Bancorp's operations. Unlike most industrial companies, nearly all the assets and liabilities of Barrington Bancorp are monetary in nature. As a result, interest rates have a greater impact on Barrington Bancorp's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Significant Accounting Policies

     The significant accounting policies used by Barrington Bancorp are described in "Barrington Bancorp and Subsidiary Consolidated Financial Statements--Notes to Consolidated Financial Statements." The following includes information about the initial selection of and changes in accounting policies and their application.

     In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 107 (Statement 107), "Disclosures about Fair Value of Financial Instruments". Statement 107 is effective for entities with less than $150 million in total assets for financial statements issued for fiscal years ending after December 15, 1995. Statement 107 extends existing fair value disclosure practices for some financial instruments by requiring all entities to disclose fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. Barrington Bancorp adopted the provisions of Statement 107 for the year ending December 31, 1995.

     In June 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 114 (Statement 114), "Accounting by Creditors for Impairment of a Loan." Statement 114 is effective for financial statements for fiscal years beginning after December 15, 1994. Statement 114 requires that impaired loans be measured based on the present value of expected future cash flows or at the loans observable market price or the fair value of the collateral if the loan is collateral dependent. Statement 114 also narrows the application of the concept of in-substance foreclosure to situations where the creditor has received physical possession of the debtor's collateral regardless of whether formal foreclosure proceedings have taken place. Barrington Bancorp adopted the provisions of Statement 114 effective January 1, 1995. The effect of adopting Statement 114 had no effect on Barrington Bancorp's consolidated financial statements.

     In October 1994, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 118 (Statement 118), "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". Statement 118 amends Statement 114 and is effective for financial statements for fiscal years beginning after December 15, 1994. Statement 118 eliminates the income recognition provisions that had been included in Statement 114. Creditors are permitted to use existing methods for recognizing interest income on impaired loans. Statement 118 acknowledges that certain existing methods can result in the recorded investment in an impaired loan being less than the present value of expected future cash flows. These methods include cost recovery, cash basis or some combination. Also, creditors are not precluded from using either of the two methods that had been described in Statement 114.

     Because there is no specified accounting for interest income on impaired loans, Statement 118 requires that an entity disclose its policy for recognizing interest income on impaired loans, including how cash receipts are recorded. Additionally, Statement 118 revises and clarifies certain disclosures of Statement 114 and requires disclosure of additional items for each period for which results of operation are presented. Barrington Bancorp adopted the provisions of Statement 118 effective January 1, 1995. The effect of adopting Statement 118 had no effect on Barrington Bancorp's consolidated financial statements.

     Statement of Position 94-6 (SOP 94-6), "Disclosure of Certain Significant Risks and Uncertainties." SOP 94-6 requires disclosures of risks and uncertainties that could significantly affect the amounts reported in the financial statements in the near term, and stem from (a) the nature of the entities operations, (b) the necessary use of estimates in the preparation of financial statements, and (c) significant concentrations in certain aspects of the entities operations. SOP 94-6 is effective for financial statements issued for fiscal years ending after December 15, 1995. Barrington Bancorp adopted the provisions of SOP 94-6 for the year ended December 31, 1995.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121 (Statement 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Statement 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Statement 121 is effective for financial statements for fiscal years beginning after December 15, 1995. The adoption of Statement 121 is not expected to have a significant impact on the financial position or results of operations of Barrington Bancorp.

     In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 122 (Statement 122), "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65". Statement 122 requires that a mortgage banking enterprise recognize as separate assets the right to service mortgage loans for others, however those servicing rights are acquired. Statement 122 applies prospectively in fiscal years beginning after December 15, 1995 to transactions in which a financial institution sells or securitizes mortgage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as mortgage servicing rights, including those purchased before the adoption of Statement 122. The adoption of Statement 122 is not expected to have a significant impact on Barrington Bancorp's financial position or results of operations.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 (Statement 123), "Accounting for Stock Based Compensation". Statement 123 establishes financial accounting and reporting standards for stock based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples are stock purchase plans, stock options, restricted stock, and stock appreciation rights. Statement 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all their employee stock compensation plans. Statement 123 allows companies to retain the accounting currently prescribed by APB Opinion No. 25 with footnote disclosure of the impact of Statement 123 had it been adopted.

     The accounting requirements of Statement 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995. As Barrington Bancorp plans to retain the accounting for stock based competition under APB Opinion No. 25, the adoption of Statement 123 is not expected to have a significant impact on Barrington Bancorp's financial position or results of operations.

[LETTERHEAD OF KPMG PEAT MARWICK LLP APPEARS HERE]


                         Independent Auditors' Report


  The Board of Directors
  Barrington Bancorp, Inc.
  Barrington, Illinois:


  We have audited the accompanying consolidated statements of financial condition of Barrington Bancorp, Inc. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barrington Bancorp, Inc. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

  As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1993.


                                                           KMPG Peat Marwick LLP

  February 2, 1996

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 1994 and 1995

==========================================================================================

          Assets                                                    1994          1995
- ------------------------------------------------------------------------------------------
Cash and due from banks                                        $  1,443,281     1,178,626
Interest-bearing deposits                                         1,399,444     4,197,829
- ------------------------------------------------------------------------------------------
Total cash and cash equivalents                                   2,842,725     5,376,455
- ------------------------------------------------------------------------------------------
Investment securities held to maturity (note 2)                   7,121,874     5,024,179
Securities available for sale (note 3)                            1,956,260     2,005,000
Mortgage-backed securities held to maturity (note 4)              4,191,320     2,996,938
Loans receivable, net of allowance for loan losses of
  $350,000 in 1994 and $356,000 in 1995 (note 5)                 50,340,093    52,724,752
Foreclosed real estate                                               47,009        --
Accrued interest receivable (note 6)                                387,478       404,155
Stock in Federal Home Loan bank of Chicago                          447,400       484,900
Office properties and equipment, net (note 7)                       640,214     1,075,335
Prepaid expenses and other assets                                    40,884       112,758
- ------------------------------------------------------------------------------------------
Total assets                                                     68,015,257    70,204,472
==========================================================================================
      Liabilities and Stockholders' Equity
- ------------------------------------------------------------------------------------------
Liabilities:
  Savings deposits (note 8)                                      53,475,692    57,275,901
  Borrowed funds (note 9)                                         3,000,000     1,000,000
  Accrued expenses and other liabilities                            413,948       363,675
- ------------------------------------------------------------------------------------------
Total liabilities                                                56,889,640    58,639,576
- ------------------------------------------------------------------------------------------
Stockholders' equity (notes 11 and 12):
  Preferred stock, $.01 par value,
    authorized 100,000 shares; none outstanding                      --            --
  Common stock, $01 par value, authorized
    1,100,000 shares; 661,250 issued and outstanding
    at December 31, 1994 and 1995                                     6,613         6,613
  Additional paid-in capital                                      6,100,064     6,188,513
  Retained earnings - substantially restricted                    5,801,841     5,980,705
  Common stock purchased by:
    Recognition and Retention Plan                                 (267,486)     (211,227)
    Employee Stock Ownership Plan                                  (487,070)     (403,162)
  Unrealized gain (loss) on securities available for sale,
    net of income taxes                                             (28,345)        3,454
- ------------------------------------------------------------------------------------------
Total stockholders' equity                                       11,125,617    11,564,896

Commitments and contingencies (note 14)
- ------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                     $ 68,015,257    70,204,472
==========================================================================================

See accompanying notes to consolidated financial statements.

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Operations

- - Years ended December 31, 1993, 1994, and 1995

- --------------------------------------------------------------------------------
                                                 1993       1994       1995
- --------------------------------------------------------------------------------
Interest income:
  Loans receivable                          $  3,287,278  3,219,063  4,083,551
  Interest-bearing deposits                       75,887    124,030    147,871
  Investment securities held to maturity         474,855    301,662    263,555
  Securities available for sale                    --        94,349    118,060
  Mortgage-backed securities held to
   maturity                                      172,894    186,994    229,999
  Dividends on FHLB stock                         30,657     27,424     31,408
- --------------------------------------------------------------------------------
Total interest income                          4,041,571  3,953,522  4,874,444
- --------------------------------------------------------------------------------
Interest expense:
  Interest on savings deposits                 2,283,128  2,032,401  2,610,485
  Interest on borrowed funds                      14,630     55,827    133,486
- --------------------------------------------------------------------------------
Total interest expense                         2,297,758  2,088,228  2,743,971
- --------------------------------------------------------------------------------
Net interest income before provision for
 loan losses                                   1,743,813  1,865,294  2,130,473

Provision for loan losses                        172,000     10,000      6,000
- --------------------------------------------------------------------------------
Net interest income after provision for loan
 losses                                        1,571,813  1,855,294  2,124,473

Noninterest income:
  Annuity commissions                              --        95,892     10,941
  Other noninterest income                        29,782     27,516     30,408
- --------------------------------------------------------------------------------
Total noninterest income                          29,782    123,408     41,349
- --------------------------------------------------------------------------------
Noninterest expense:
  Compensation and employee benefits             663,353    769,564    885,653
  Occupancy and equipment                        194,653    185,834    211,384
  Federal deposit insurance premiums              94,595    126,046    124,011
  Data processing                                 55,409     61,928     79,806
  Professional fees                               47,993     83,632    175,389
  Other operating expenses                        73,960     99,439    117,889
- --------------------------------------------------------------------------------
Total noninterest expense                      1,129,963  1,326,443  1,594,132
- --------------------------------------------------------------------------------
Earnings before income taxes and cumulative
  effect of change in accounting principle       471,632    652,259    571,690
Income tax expense                               165,000    221,675    207,678
- --------------------------------------------------------------------------------
Earnings before cumulative effect of change
  in accounting principle                        306,632    430,584    364,012
Cumulative effect of change in accounting
  for income taxes                                25,000      --         --
- --------------------------------------------------------------------------------
Net earnings                                  $  281,632    430,584    364,012
================================================================================
Earnings per share:
  Primary                                     $   N/A          0.68       0.57
  Fully diluted                                   N/A          0.68       0.57
================================================================================


See accompanying notes to consolidated financial statements

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity


Years ended December 31, 1993, 1994, and 1995
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Common       Common       Unrealized
                                                                                   stock        stock      gain (loss) on
                                                      Additional                 purchased    purchased     securities
                                 Preferred   Common    paid-in      Retained         by           by         available
                                   stock     stock     capital      earnings        RRP          ESOP      for sale, net   Total
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992    $     -         -         -         5,089,625        -             -             -        5,089,625

Net earnings                          -         -         -           281,632        -             -             -          281,632
Cumulative effect of change in
  accounting for investment
  securities, net of income
  taxes                               -         -         -             -            -             -            6,473         6,473
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993          -         -         -         5,371,257        -             -            6,473     5,377,730

Net earnings                          -         -         -           430,584        -             -             -          430,584
Net proceeds from common stock
  issued in conversion, 661,250
  shares                              -        6,613  6,073,060         -            -             -             -        6,079,673
Additional compensation expense
  based on fair value of ESOP
  shares allocated                    -         -        22,975         -            -             -             -           22,975
Tax benefits from RRP                 -         -         4,029         -            -             -             -            4,029
Acquisition of common stock by
  ESOP, 52,900 shares                 -         -          -            -            -          (529,000)        -         (529,000)
Purchase of common stock
  by RRP, 26,450 shares               -         -          -            -         (306,669)        -             -         (306,669)
Contribution to fund ESOP,
  4,193 shares allocated              -         -          -            -            -            41,930         -           41,930
Amortization of RRP                   -         -          -            -           39,183         -             -           39,183
Change in unrealized gain (loss)
  on securities available for
  sale, net of income taxes           -         -          -            -            -             -           (34,818)     (34,818)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994          -        6,613  6,100,064     5,801,841     (267,486)     (487,070)      (28,345)  11,125,617

Net earnings                          -         -          -          364,012        -             -             -          364,012
Dividends paid                        -         -          -         (185,148)       -             -             -         (185,148)
Additional compensation expense
  based on fair value of ESOP
  shares allocated                    -         -        74,470         -            -             -             -           74,470
Tax benefits from RRP                 -         -        13,979         -            -             -             -           13,979
Contribution to fund ESOP,
  8,390 shares allocated              -         -          -            -            -           83,908          -           83,908
Amortization of RRP                   -         -          -            -           56,259         -             -           56,259
Change in unrealized gain (loss)
  on securities available for
  sale, net of income taxes           -         -          -            -            -             -            31,799       31,799
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995      $   -        6,613  6,188,513    5,980,705      (211,227)    (403,162)         3,454   11,564,896
====================================================================================================================================

See accompanying notes to consolidated financial statements.

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 1993, 1994, and 1995

- --------------------------------------------------------------------------------

                                                1993        1994        1995
- --------------------------------------------------------------------------------
Cash flows from operating activities:
 Net earnings                              $    281,632     430,584     364,012
 Adjustments to reconcile net earnings to
  net cash provided by operating
  activities:
     Amortization of RRP                         --          39,183      56,259
     ESOP compensation expense                   --          64,905     158,378
     Depreciation                                58,567      62,464      78,076
     Deferred income tax expense (benefit)      (40,295)     13,266      67,874
     Amortization of discounts and
      premiums, net                              67,341     108,736     107,179
     Deferred loan fees, net of
      amortization                               22,394       3,891       5,252
     Gain on sale of foreclosed real
      estate                                     --          --          (3,206)
     Provision for loan losses                  172,000      10,000       6,000
     Loans originated for sale, net of
      deferred fees                            (349,219)   (150,336)     --
     Proceeds from sale of foreclosed real
      estate                                     --          --          50,215
     Proceeds from sale of loans held for
      sale                                       --         499,555      --
     Changes in assets and liabilities:
       Decrease (increase) in accrued
        interest receivable                      43,563     (28,952)    (16,677)
       Decrease (increase) in prepaid
        expenses and other assets               (74,538)     17,944     (71,874)
       Increase (decrease) in accrued
        expenses and other liabilities, net     (94,393)     71,100    (120,549)
- --------------------------------------------------------------------------------

Net cash provided by operating activities        87,052   1,142,340     680,939
- --------------------------------------------------------------------------------

Cash flows from investing activities:
 Decrease (increase) in loans receivable      4,075,236  (5,195,924) (2,395,911)
 Principal repayments on mortgage-backed
  securities                                    965,633     787,820   1,184,338
 Proceeds from maturity of investment
  securities                                  6,000,000      --          --
 Proceeds from maturity of securities
  available for sale                             --       4,000,000   2,000,000
 Purchase of investment securities           (7,257,813)     --          --
 Purchase of securities available for sale       --      (1,998,880)     --
 Purchase of mortgage-backed securities
  held to maturity                               --      (2,061,593)     --
 Purchase of FHLB stock                          (8,300)     --         (37,500)
 Redemption of FHLB stock                        --          75,900      --
 Purchase of office properties and
  equipment                                     (39,862)   (135,834)   (513,197)
- --------------------------------------------------------------------------------

Net cash provided by (used in) investing
 activities                                   3,734,894  (4,528,511)    237,730
- --------------------------------------------------------------------------------

Cash flows from financing activities:
 Increase (decrease) in savings deposits     (6,442,588) (2,335,568)  3,800,209
 Proceeds from borrowed funds                 1,500,000   3,000,000      --
 Repayment of borrowed funds                     --      (1,500,000) (2,000,000)
 Net proceeds from sale of common stock,
  net of ESOP                                    --       5,550,673      --
 Purchase of common stock by RRP                 --        (306,669)     --
 Dividends paid                                  --          --        (185,148)
- --------------------------------------------------------------------------------

Net cash provided by (used in) financing
activities                                   (4,942,588)  4,408,436   1,615,061
- --------------------------------------------------------------------------------

Net increase (decrease) in cash and cash
equivalents                                  (1,120,642)  1,022,265   2,533,730
Cash and cash equivalents at beginning of
year                                          2,941,102   1,820,460   2,842,725
- --------------------------------------------------------------------------------

Cash and cash equivalents at end of year   $  1,820,460   2,842,725   5,376,455
- --------------------------------------------------------------------------------

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

- --------------------------------------------------------------------------------
                                               1993         1994       1995
- --------------------------------------------------------------------------------
Supplemental disclosures of cash flow
 information:
  Cash paid during the year for:
    Interest                               $  2,298,149    2,069,601  2,745,342
    Income taxes                                349,464      192,000    249,900
  Noncash activities during the year:
    Transfer of loans to foreclosed real
     estate                                      --           47,009     --
    Transfer of investment securities held
     for investment to investment
     securities held to maturity              7,220,058       --         --
    Transfer of investment securities held
     for investment to investment
     securities available for sale, net of
     taxes                                    4,009,014       --         --
    Transfer of mortgage-backed securities
     held for investment to mortgage-
     backed securities held to maturity       2,925,885       --         --
- --------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 1993, 1994, and 1995

================================================================================
 (1)     General Information and Summary
            of Significant Accounting Policies

         Barrington Bancorp, Inc. (Company) was incorporated in December 1993 as a holding company to purchase 100% of the common stock of First Federal Savings Bank of Barrington (Bank). The Bank converted from a mutual to stock form institution, and the Company completed its initial public offering on May 10, 1994, at which time it purchased all of the outstanding stock of the Bank.

         The accounting and reporting policies of the Company and its subsidiary conform to generally accepted accounting principles and to general practice within the thrift industry. The following is a description of the more significant accounting policies which the Company follows in preparing its consolidated financial statements.

         (a) Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, First Federal Savings Bank of Barrington. All significant intercompany balances and transactions have been eliminated in consolidation.

         The Company is a one thrift holding company, principally engaged in the business of attracting deposits and investing these funds, together with borrowings and other funds, to originate primarily one-to-four family residential mortgage and construction loans, and purchase investment securities. The Bank conducts its activities from one office in Barrington, Illinois.

         (b) Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

         (c) Investment Securities and Mortgage-backed Securities Held to Maturity and Securities Available for Sale

         The Company accounts for investment and mortgage-backed securities under the provisions of the Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115). Statement 115 establishes the accounting and reporting for investments in equity and debt securities that have readily determinable fair values. Under Statement 115, investments which the entity has the positive intent and ability to hold to maturity are classified as held to maturity and measured at amortized cost. Investments purchased for the purpose of being sold are classified as trading securities and measured at fair value with any changes in fair value included in earnings. All other investments that are not classified as held to maturity or trading are classified as available for sale. Investments classified as available for sale are measured at fair value with any changes in fair value reflected as a separate component of stockholders' equity, net of income taxes.

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================


         Management determines the classification of securities at the time of purchase as either held to maturity or available for sale. Amortization of premiums and discounts are recognized in interest income using the effective interest method over the period to maturity. Gains and losses on the sales of securities are determined using the specific identification method.

         (d) Loans Receivable

         Loans receivable are stated at unpaid principal balances less deferred loan fees, loans in process, and allowance for loan losses. Loan origination fees and certain direct costs associated with loan originations are deferred. Deferred loan fees are accreted to income using the interest method over the period to maturity. Interest income on loans receivable is recognized using the simple interest method on principal amounts outstanding over the term of the loan.

         The allowance for loan losses is increased by charges to operations and decreased by charge-offs (net of recoveries). Loans are charged to the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of underlying collateral, and current and prospective market conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb known and foreseeable losses.

         Accrual of delinquent interest on loans is discontinued after 90 days, at which time interest previously accrued is reserved as a reduction of interest income. Loans are returned to accrual status when they become less than 90 days delinquent, at which time interest previously reserved is included in interest income.

         The Company adopted Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition Disclosures," effective January 1, 1995. SFAS No. 114 requires that impaired loans be measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. SFAS No. 118 eliminates the provisions in SFAS No. 114 that describe how a creditor should report interest income on an impaired loan and allows a creditor to use existing methods to recognize, measure, and display interest income on an impaired loan. At December 31, 1995, the Company identified no loans that were considered impaired as defined in SFAS No. 114.

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================


         (e) Foreclosed Real Estate

         Real estate properties acquired through foreclosure are initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value less costs to dispose at the date of foreclosure. Valuations are periodically performed by management and an allowance for loss is established by a charge to operations if the carrying value of a property exceeds its estimated fair value less costs to dispose.

         (f) Office Properties and Equipment

         Office properties and equipment are carried at cost. Depreciation of office properties and equipment is computed over the estimated useful lives of the related assets using the straight-line method. The cost of maintenance and repairs is charged to expense as incurred.

         (g) Income Taxes

         The Company and the Bank file a consolidated Federal income tax return and a combined state income tax return. The Bank provides for income taxes on a separate return basis and remits to the Company the amounts determined to be currently payable.

         Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences).

         Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Effective January 1, 1993, the Bank adopted Statement 109 on a prospective basis. The cumulative effect of the change in method of accounting for income taxes as of January 1, 1993 decreased earnings by $25,000 and is reported separately in the consolidated statement of operations for the year ended December 31, 1993.

         (h) Earnings Per Share

         Earnings per share for the year ended December 31, 1995 were determined by dividing net income for the year by 641,588, the weighted average number of primary and fully-diluted shares of common stock and common stock equivalents outstanding. Earnings per share for the year ended December 31, 1994 were computed as if the Company completed its initial public offering on January 1, 1994, instead of May 10, 1994, by dividing net earnings for the year by the weighted average number of shares outstanding for the same period.

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

         Net earnings for 1994 were adjusted for additional income which could have been earned had the proceeds from the offering been available for investment on January 1, 1994. Primary and fully-diluted weighted average shares outstanding for the year ended December 31, 1994 were 633,716 and 635,803, respectively. Stock options are regarded as common stock equivalents in calculating both primary and fully-diluted earnings per share. ESOP shares are only considered outstanding for earnings per share calculations when they are committed to be released. Common stock equivalents are computed using the treasury stock method. Earnings per share information is not being presented for the year ended December 31, 1993 because the Company did not complete its initial public offering until May 10, 1994.

         (i) Cash and Cash Equivalents

         For purposes of the consolidated statements of cash flows, the Company defines cash and cash equivalents as cash and interest-bearing deposits with original maturities of three months or less.


 (2)     Investment Securities Held to Maturity

         The amortized cost and estimated fair value of investment securities held to maturity are summarized as follows:

===========================================================================================================================
                                                                           1994
                               --------------------------------------------------------------------------------------------
                                                                                Gross            Gross           Estimated
                                                           Amortized         unrealized        unrealized           fair
                                                              cost              gains            losses            value
         U.S. Treasury securities                     $    6,064,631             --             182,131           5,882,500
         U.S. Government agency
             securities                                    1,057,243             --              49,433           1,007,810
- ---------------------------------------------------------------------------------------------------------------------------
                                                      $    7,121,874             --             231,564           6,890,310
===========================================================================================================================
                                                                           1995
                               --------------------------------------------------------------------------------------------
                                                                                Gross            Gross           Estimated
                                                           Amortized         unrealized        unrealized           fair
                                                              cost              gains            losses            value
         U.S. Treasury securities                          4,005,098             --              11,758           3,993,340
         U.S. Government agency
             securities                                    1,019,081             --               4,981           1,014,100
- ---------------------------------------------------------------------------------------------------------------------------
                                                      $    5,024,179             --              16,739           5,007,440
===========================================================================================================================

         There were no sales of investment securities held to maturity during 1993, 1994, or 1995.

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

         The amortized cost and estimated fair value of investment securities held to maturity at December 31, 1994 and 1995 by contractual maturity are summarized below. Actual maturities may differ from contractual maturities because the borrowers may have the right to call or prepay obligations with or without prepayment penalties.
================================================================================

                                                                       1994                              1995
                                                           ---------------------------         ---------------------------
                                                                             Estimated                           Estimated
                                                           Amortized            fair           Amortized            fair
                                                              cost             value              cost             value
===========================================================================================================================

         Due in one year or less                        $  2,000,489         1,976,880         5,024,179         5,007,440
         Due after one yer through five years              5,121,385         4,913,530             --                --
- ---------------------------------------------------------------------------------------------------------------------------
                                                        $  7,121,874         6,890,310         5,024,179         5,007,440
===========================================================================================================================

 (3)     Securities Available for Sale

         The amortized cost and estimated fair value of securities available for sale by contractual maturity are summarized as follows. Actual maturities may differ from contractual maturities because the borrowers may have the right to call or prepay obligations with or without prepayment penalties.

===========================================================================================================================
                                                                                         1994
                                                           ----------------------------------------------------------------
                                                                                Gross            Gross           Estimated
                                                           Amortized         unrealized        unrealized           fair
                                                              cost              gains            losses            value
- ---------------------------------------------------------------------------------------------------------------------------
         Due within one year -
             U.S. Government agency
               securities                               $  1,999,207             --                42,947        1,956,260
===========================================================================================================================
                                                                                         1995
                                                           ----------------------------------------------------------------
                                                                                Gross            Gross           Estimated
                                                           Amortized         unrealized        unrealized           fair
                                                              cost              gains            losses            value
- ---------------------------------------------------------------------------------------------------------------------------
         Due within one year-
             U.S. Government agency
               securities                               $  1,999,767              5,233            --            2,005,000
===========================================================================================================================

         There were no sales of securities available for sale during 1993, 1994, or 1995.

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

 (4)     Mortgage-backed Securities Held to Maturity

         The amortized cost and estimated fair value of mortgage-backed securities held to maturity are summarized as follows:

===================================================================================================================
                                                                                 1994
                                                   ----------------------------------------------------------------
                                                                        Gross            Gross           Estimated
                                                   Amortized         unrealized        unrealized           fair
                                                      cost              gains            losses            value
- -------------------------------------------------------------------------------------------------------------------
         Federal National Mortgage
             Association                       $   939,943               --              22,433           917,510
         Federal Home Loan Mortgage
             Corporation                         3,251,377               --             115,728         3,135,649
- -------------------------------------------------------------------------------------------------------------------
        Total                                  $ 4,191,320               --             138,161         4,053,159
===================================================================================================================
                                                                                 1995
                                                   ----------------------------------------------------------------
                                                                        Gross            Gross           Estimated
                                                   Amortized         unrealized        unrealized           fair
                                                      cost              gains            losses            value
- -------------------------------------------------------------------------------------------------------------------
         Federal National Mortgage
             Association                       $   616,146             8,208                --              624,354
         Federal Home Loan Mortgage
             Corporation                         2,380,792            39,197                --            2,419,989
- -------------------------------------------------------------------------------------------------------------------
         Total                                 $ 2,996,938            47,405                --            3,044,343
===================================================================================================================

There were no sales of mortgage-backed securities held to maturity during 1993, 1994, or 1995.

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

 (5)     Loans Receivable

         Loans receivable are summarized as follows (in thousands):

===========================================================================================================================
                                                                                            1994                  1995
- ---------------------------------------------------------------------------------------------------------------------------
         Mortgage loans:
             One-to-four family                                                         $  46,605                48,086
             Construction                                                                   4,562                 5,330
             Equity lines of credit                                                         --                      734
             Land                                                                             659                   551
             Commercial                                                                       471                   436

- ---------------------------------------------------------------------------------------------------------------------------
         Total mortgage loans                                                              52,297                55,137

         Consumer loans                                                                        68                   112
- ---------------------------------------------------------------------------------------------------------------------------
         Total loans receivable                                                            52,365                55,249

         Less:
             Allowance for loan losses                                                       (350)                 (356)
             Loans in process                                                              (1,644)               (2,132)
             Deferred loan fees                                                               (31)                  (36)
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                        $  50,340                52,725
===========================================================================================================================
             Weighted average interest rate                                                 7.28%                  7.85
===========================================================================================================================

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================
         Activity in the allowance for loan losses is summarized as follows:

===========================================================================================================================
                                                                     1993            1994                  1995
- ---------------------------------------------------------------------------------------------------------------------------
         Balance at beginning of year                            $  168,000           340,000             350,000
         Provision for loan losses                                  172,000            10,000               6,000
         Charge-offs                                                   --                --                  --
- ---------------------------------------------------------------------------------------------------------------------------
         Balance at end of year                                  $  340,000           350,000             356,000
===========================================================================================================================

         Loans receivable delinquent 90 days or more at December 31 are summarized as follows:

===========================================================================================================================
                                                                                                                Percentage
                                                                Number                                           of total
                                                                  of                    Principal                 loans
                                                                loans                    balance                 receivable
- ---------------------------------------------------------------------------------------------------------------------------
        1993                                                      14                 $  1,089,000                  2.32%
        1994                                                      10                      683,000                  1.30
        1995                                                      10                      378,000                  0.68
===========================================================================================================================

         The amount of interest income that would have been recorded had the loans delinquent 90 days or more been current would have been $58,500, $83,000, and $17,000 for the years ended December 31, 1993, 1994, and 1995, respectively. The Bank did not recognize any interest income on loans delinquent 90 days or more for the years ended December 31, 1993, 1994, and 1995, respectively.

         At December 31, 1994 and 1995, the Bank had extended loans to certain directors and executive officers of the Company of $301,305 and $195,999, respectively. Presented below is a summary of activity with respect to such loans for the year ended December 31, 1995:

===========================================================================================================================
         Beginning of year                                                                                      $  301,305
         New loans                                                                                                    --
         Repayments                                                                                               (105,306)
- ---------------------------------------------------------------------------------------------------------------------------
         End of year                                                                                            $  195,999
===========================================================================================================================

         In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made.

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================
 (6)     Accrued Interest Receivable

         Accrued interest receivable is summarized as follows:

===========================================================================================================================
                                                                                                 1994               1995
- ---------------------------------------------------------------------------------------------------------------------------
         Loans receivable                                                               $      204,132             265,966
         Investment securities held to maturity and
             securities available for sale                                                     154,980             114,955
         Mortgage-backed securities held to maturity                                            28,366              23,234
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                        $      387,478             404,155
===========================================================================================================================

 (7)     Office Properties and Equipment

         Office properties and equipment are summarized as follows:

===========================================================================================================================
                                                                                                 1994               1995
- ---------------------------------------------------------------------------------------------------------------------------
         Land                                                                           $       214,609            214,609
         Office building and improvements                                                       547,284          1,018,426
         Furniture, fixtures, and equipment                                                     677,259            719,314
         Automobiles                                                                             24,330             24,330
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                              1,463,482          1,976,679
         Less accumulated depreciation                                                          823,268            901,344
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                        $       640,214          1,075,335
===========================================================================================================================

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================
 (8)     Savings Deposits

         Savings deposits are summarized as follows (in thousands):
================================================================================

                                                            1994                                               1995
                                       --------------------------------------------          ---------------------------------------

                                                                        Stated or                                          Stated or

                                                                        weighted                                            weighted

                                                                         average                                             average

                                        Amount             Percent         rate               Amount        Percent           rate
- ------------------------------------------------------------------------------------------------------------------------------------

         Passbook                  $    10,096              18.9%          3.10             $ 8,389           14.6%            3.10
         NOW accounts                    3,965               7.4           2.01               3,891            6.8            1.91
         Money market deposits           5,339              10.0           3.82               4,839            8.4            3.93
- ------------------------------------------------------------------------------------------------------------------------------------

                                        19,400              36.3           3.08              17,119           29.8            3.06
- ------------------------------------------------------------------------------------------------------------------------------------


         Certificate accounts:
           Under 12 months              24,431              45.7            --               23,523           41.1             --
           12 months to
              36 months                  5,910              11.0            --                7,644           13.4             --
           Over 36 months                3,735               7.0            --                8,990           15.7             --
- ------------------------------------------------------------------------------------------------------------------------------------

                                        34,076              63.7           5.01              40,157           70.2            5.84
- ------------------------------------------------------------------------------------------------------------------------------------

                                   $    53,476             100.0%          4.31           $  57,276          100.0%           5.01
====================================================================================================================================

         The aggregate amount of certificate accounts of $100,000 or more approximated $7,234,000 and $9,472,000 at December 31, 1994 and 1995,
         respectively.

         Interest expense on savings deposits is summarized as follows:

===========================================================================================================================
                                                                1993              1994                 1995
- ---------------------------------------------------------------------------------------------------------------------------
         Passbook                                    $        295,935           301,004             280,119
         NOW accounts and money market
            deposits                                          244,498           233,440             265,550
         Certificate accounts                               1,742,695         1,497,957           2,064,816
- ---------------------------------------------------------------------------------------------------------------------------
                                                     $      2,283,128         2,032,401           2,610,485
===========================================================================================================================

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

 (9)     Borrowed Funds

         Borrowed funds are summarized as follows:

===========================================================================================================================
                                                                    Weighted
                                                                  interest rate                         Amount
                                                              ---------------------            ------------------------
                                            Maturity           1994           1995              1994              1995
- ---------------------------------------------------------------------------------------------------------------------------
         Advances from the Federal Home
            Loan Bank of Chicago            Open line          6.35%          5.31%          $3,000,000         1,000,000
===========================================================================================================================

         The Bank adopted a collateral pledge agreement and agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, performing first mortgages with unpaid principal balances aggregating no less than 167.67% of the outstanding secured advances from the Federal Home Loan Bank of Chicago. The carrying value of the collateral at December 31, 1994 and 1995 is $45,921,000 and $47,708,000,
         respectively. All stock in the Federal Home Loan Bank of Chicago is also pledged as additional collateral for advances.

(10)     Income Taxes

         Income tax expense is summarized as follows:

============================================================================================================
                                                                1993              1994                 1995
- ------------------------------------------------------------------------------------------------------------
         Current:
              Federal                                $       205,295            197,865             138,420
              State                                            --                13,200               1,384
- ------------------------------------------------------------------------------------------------------------
                                                             205,295            211,065             139,804
- ------------------------------------------------------------------------------------------------------------
         Deferred:
             Federal                                         (35,365)             8,151              59,302
             State                                            (4,390)             2,459               8,572
- -----------------------------------------------------------------------------------------------------------
                                                             (40,295)            10,610              67,874
- -----------------------------------------------------------------------------------------------------------
                                                     $       165,000            221,675             207,678
===========================================================================================================

         Income tax expense amounted to $165,000, $221,675, and $207,678 for the years ended December 31, 1993, 1994, and 1995, respectively. The effective tax rates were 35.0%, 34.0%, and 36.3%, respectively. The reasons for the difference between the effective tax rate and the corporate Federal income tax rate are shown on the following page:

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

============================================================================================================
                                                                1993              1994                 1995
- ------------------------------------------------------------------------------------------------------------
         Federal income tax rate                                34.0%             34.0                 34.0
         Items affecting Federal income tax rate:
            Tax-exempt interest                                  (.4)              --                   --
            State income tax                                     --                1.2                  1.7
            Other, net                                           1.4              (1.2)                  .6
- ------------------------------------------------------------------------------------------------------------
         Effective income tax rate                              35.0%             34.0                 36.3
============================================================================================================

         Effective January 1, 1993, the Bank adopted the provisions of Statement 109 prospectively. The cumulative effect of the change in the method of accounting for income taxes decreased earnings by $25,000 for the year ended December 31, 1993 and is reported separately in the consolidated statement of operations.

         The tax effects of existing temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 1994 and 1995 are summarized as follows:

===========================================================================================================================
                                                                                         1994                       1995
- ---------------------------------------------------------------------------------------------------------------------------
         Deferred tax assets:
           Deferred compensation                                                     $   55,866                     42,091
           Deferred loan fees                                                            11,875                       --
           Employee benefit plan expense                                                 15,179                     26,986
           Uncollected interest on nonperforming loans                                   32,153                      6,586
           General allowance for losses on loans                                        137,621                    137,910
           State net operating loss carryforward                                          1,431                       --
           Unrealized loss on investment securities available for sale                   14,602                       --
- ---------------------------------------------------------------------------------------------------------------------------
         Total gross deferred tax assets                                                268,727                    213,573

         Valuation allowance                                                             (1,431)                      --
- ---------------------------------------------------------------------------------------------------------------------------
         Total deferred tax assets                                                      267,296                    213,573
- ---------------------------------------------------------------------------------------------------------------------------
         Deferred tax liabilities:
           Deferred loan fees                                                              --                        15,527
           Dividends received in stock, not recognized for tax purposes                  30,805                      30,805
           Tax depreciation in excess of book depreciation                               63,222                      56,699
           Excess of tax bad debt reserve over base year                                147,517                     167,514
           Unrealized gain on investment securities available for sale                     --                         1,779
- ---------------------------------------------------------------------------------------------------------------------------
        Total deferred tax liabilities                                                  241,544                     272,324
- ---------------------------------------------------------------------------------------------------------------------------
        Net deferred tax asset (liability)                                          $    25,752                     (58,751)
===========================================================================================================================

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

         The Company believes it is more likely than not that the deferred tax assets will be realized, based on historical taxable income levels and anticipated future earnings and taxable income levels.

         Retained earnings at December 31, 1995 include approximately $1,578,000 for which no provision for Federal or state income tax has been made. These amounts represent the allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current Federal and state corporate income tax rate.


(11)     Stockholders' Equity

         On May 10, 1994, the Company issued 661,250 shares of $.01 par value common stock at $10 per share, and became the parent company of the Bank. Net proceeds, after deducting conversion expenses and underwriters' fees of approximately $533,000, were approximately $6.1 million and are reflected as common stock and additional paid-in capital in the accompanying consolidated statements of financial condition.

         As part of the conversion, the Bank established a liquidation account for the benefit of eligible depositors as of January 31, 1994, the eligibility record date, who continue to maintain deposits in the Bank following the conversion. The initial balance of the liquidation account was equal to the retained earnings of the Bank as of May 10, 1994. The balance in this account decreases each year in which deposit balances of eligible depositors decline. In the unlikely event of a complete liquidation, each eligible depositor who has continued to maintain deposits in the Bank following the conversion will be entitled to receive a liquidation distribution from the liquidation account prior to any distributions to stockholders. Dividends cannot be paid from retained earnings allocated to the liquidation account.

         The payment of Bank dividends is also restricted by Office of Thrift Supervision (OTS) capital distribution regulations which provide that, based on the Bank's compliance with its fully phased-in regulatory capital requirements, dividends of up to 100% of its net income earned during the current calendar year plus 50% of its capital surplus over its fully phased-in capital requirements at the beginning of the calendar year may be paid by the Bank to the Company, subject to notifying the OTS in advance of such dividend payment. In addition, the OTS prompt corrective action regulations provide additional restrictions on capital distributions by the Bank.

         Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the source of such dividends will be primarily dependent upon dividends from the Bank.

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

(12)     Employee Benefit Plans

            Pension Plan

         The Bank was formerly a member of a multi-employer retirement plan covering substantially all full-time employees over 21 years of age with one year of service. Participation in this plan was terminated effective December 31, 1993. Pension expense was $11,304 for the year ended December 31, 1993. The Bank has no further obligations related to this plan.

            Employee Stock Ownership Plan (ESOP)

         In conjunction with the Bank's conversion, the Company formed an ESOP for the benefit of the employees of the Bank. The ESOP covers all full-time employees with more than one year of employment who have attained the age of 21. The ESOP borrowed $529,000 from the Company and purchased 52,900 common shares of the Company in the conversion. The loan is payable in 40 quarterly installments of $13,325 plus interest at 7% with a final maturity of May 10, 2004. Contributions to the ESOP by the Bank are made to fund the principal and interest payments on the debt. For the years ended December 31, 1994 and 1995, total contributions to the ESOP were $56,967 and $111,676, respectively. ESOP shares are allocated to participants based on principal and interest contributions. Compensation expense is recognized based on the fair value of ESOP shares allocated. Compensation expense was $64,905 and $158,378 for the years ended December 31, 1994 and 1995, respectively. The fair value of unearned ESOP shares at December 31, 1994 and 1995 is approximately $731,000 and $756,000, respectively.

            Stock Option and Incentive Plan

         The Board of Directors has a stock option and incentive plan (Option
         Plan) for the benefit of employees and directors of the Company or its subsidiaries under the Option Plan. The number of shares of common stock authorized under the Option Plan is 66,125, equal to 10% of the total number of shares issued in the Company's initial stock offering. Options granted will vest at a rate of 20% per year beginning one year following the date of grant. The option exercise price must be at least 100% of the fair market value of the common stock on the date of grant, and the option term cannot exceed 10 years.

         Upon conversion, 52,896 stock options were granted at $10.00 per share. No additional stock options were granted during 1994. During the year ended December 31, 1995, 2,000 options were granted under the Option Plan at a price of $19.50 per share. No stock options were exercised or canceled during 1994 and 1995. As of December 31, 1995, 3,306 shares are exercisable under the Option Plan.
                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

         The Option Plan also provides for the grant of Stock Appreciation Rights (SAR), which may be related to an option or may be granted independently. SARs generally will be subject to the same terms and conditions and exercisable to the same extent as stock options. At December 31, 1994 and 1995, no SARs have been granted or exercised. Management has no present intention to grant any SARs.

            Recognition and Retention Plan

         In conjunction with the Bank's conversion, the Company formed a Recognition and Retention Plan (RRP) for the benefit of directors and employees of the Bank as a method of providing such persons a proprietary interest in the Company and to encourage such persons to remain with the Bank. The Bank contributed $306,669 to the RRP to purchase 4% or 26,450 shares of common stock subsequent to the conversion at an average cost of $11.59 per share.

         Awards of common shares become vested at a rate of 20% per year. Upon conversion, 22,861 shares of common stock were awarded. No additional shares were awarded during 1994 and 1995. The aggregate purchase price of the common shares awarded is amortized to compensation expense and the unamortized cost is reflected as a reduction to stockholders' equity.

(13)     Regulatory Capital Requirements

         Regulatory agencies currently require institutions to have a minimum regulatory tangible capital ratio equal to 1.5% of total assets, a minimum 3% core capital ratio, and an 8% risk-based capital ratio. The Bank is in compliance with its regulatory capital requirements at December 31, 1994 and 1995.


(14)     Concentrations of Credit Risk and Financial
            Instruments with Off-balance-sheet Risk

         The Company is a party to transactions and financial instruments with off-balance sheet risk in the normal course of its business. The financial instruments include commitments to originate loans and involve credit and interest rate risk in excess of the amount recognized in the statements of financial condition. All loan commitments at December 31, 1995 are at variable rates ranging from 7.125% to 7.5%. The Company had commitments to originate loans of approximately $1,017,000 at December 31, 1995. Because the creditworthiness of each customer is reviewed prior to the extension of the commitment, the Company believes it adequately controls its credit risk on these commitments, as it does for loans recorded on the consolidated statements of financial condition.

         The Company is located in Barrington, Illinois, which is a northwest suburb of Chicago. The Company conducts substantially all of its lending activities in and around the community of Barrington.

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================
(15)     Parent Company Only Financial Information

         The parent company information as of and for the year ended December 31, 1994 and 1995 is presented below and should be read in conjunction with the notes to consolidated financial statements. Parent company information for 1993 has been omitted since the conversion was not completed until May 10, 1994.

===========================================================================================================================
                                                 Statement of Financial Condition
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                         1994                       1995
- ---------------------------------------------------------------------------------------------------------------------------
         Assets:
          Cash and cash equivalents                                                 $   1,536,645                 1,632,590
          Equity in net assets of subsidiary                                            8,619,426                 8,904,903
          ESOP loan receivable from Bank                                                  495,203                   429,303
          Due from Bank                                                                   474,343                   544,955
          Other Assets                                                                     --                        79,394
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                    $  11,125,617                11,591,145
- ---------------------------------------------------------------------------------------------------------------------------
         Liabilities and stockholders' equity:
             Liabilities - accrued expenses and other liabilities                          --                        26,249
             Stockholders' equity:
                Common stock                                                                6,613                     6,613
                Additional paid-in capital                                              6,100,064                 6,188,513
                Retained earnings                                                       5,801,841                 5,980,705
                Common stock purchased by:
                  Recognition and retention plan                                         (267,486)                 (211,227)
                  Employee stock ownership plan                                          (487,070)                 (403,162)
                Unrealized gain (loss) on securities available for sale,
                  net of income taxes                                                     (28,345)                    3,454
- ---------------------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                    11,125,617                11,564,896
- ---------------------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                                $   11,125,617                11,591,145
===========================================================================================================================

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

===========================================================================================================================
                                                       Statement of Earnings
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                         1994                       1995
- ---------------------------------------------------------------------------------------------------------------------------
         Equity in undistributed earnings of Bank                                  $   435,229                     25,062
         Interest income on ESOP loan receivable from Bank                              23,169                     33,276
         Dividends from Bank                                                              --                      435,229
         Noninterest expense                                                           (43,100)                  (190,437)
- ---------------------------------------------------------------------------------------------------------------------------
         Net income before taxes                                                       415,298                    303,130
         Income tax benefit                                                             15,286                     60,882
- ---------------------------------------------------------------------------------------------------------------------------
         Net income                                                                $   430,584                    364,012
===========================================================================================================================
                                                      Statement of Cash Flows
- ---------------------------------------------------------------------------------------------------------------------------
         Cash flows from operating activities:
            Net income                                                             $   430,584                    364,012
            Adjustments to reconcile net income to net cash
              from operating activities:
                Decrease in ESOP loan receivable from Bank                              33,797                     65,900
                Net increase in other assets and liabilities                          (474,343)                  (558,986)
                Equity in earnings of the Bank                                        (435,229)                   (25,062)
                Dividends received from Bank                                             --                       435,229
- ---------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) operating activities                          (445,191)                   281,093
- ---------------------------------------------------------------------------------------------------------------------------
         Cash flows used in investing activities - investment in subsidiary         (3,568,837)                     --
- ---------------------------------------------------------------------------------------------------------------------------
         Cash flows provided by (used in) financing activities:
             Net proceeds from sale of common stock                                  5,550,673                      --
             Dividends paid to stockholders                                              --                      (185,148)
- ---------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities                         5,550,673                   (185,148)
- ---------------------------------------------------------------------------------------------------------------------------
         Net increase in cash and cash equivalents                                   1,536,645                     95,945
         Cash and cash equivalents at beginning of year                                  --                     1,536,645
- ---------------------------------------------------------------------------------------------------------------------------
         Cash and cash equivalents at end of year                                  $ 1,536,645                  1,632,590
===========================================================================================================================

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

(16)     Fair Value of Financial Instruments

         Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (Statement No. 107), requires the disclosure of estimated fair values of all asset, liability, and off-balance sheet financial instruments. The estimated fair value amounts under Statement No. 107 have been determined as of a specific point in time utilizing various available market information, assumptions, and appropriate valuation methodologies. Accordingly, the estimated fair values presented herein are not necessarily representative of the underlying value of the Company. Rather the disclosures are limited to reasonable estimates of the fair value of only the financial instruments of the Company. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. The Company does not plan to sell its assets or settle its liabilities at these fair values. The estimated fair values of the financial instruments of the Company as of December 31, 1995 are set forth in the following table.

=========================================================================================
                                                               Carrying         Fair
                                                                amount         value
- -----------------------------------------------------------------------------------------
         Financial assets:
             Cash and due from banks                          $1,178,626      1,178,626
             Interest-bearing deposits                         4,197,829      4,197,829
             Investment securities                             7,029,179      7,012,440
             Mortgage-backed securities                        2,996,938      3,044,343
             Loans receivable                                 52,724,752     53,957,671
             Accrued interest receivable                         404,155        404,155
             Stock in Federal Home Loan Bank of Chicago          484,900        484,900
         Financial liabilities:
             Passbook, NOW, and Money Market                  17,118,887     17,118,887
             Certificate accounts                             40,157,014     40,409,409
             Borrowed funds                                    1,000,000      1,000,000
             Accrued interest payable                             46,901         46,901
=========================================================================================

         The following methods and assumptions are used by the Company in estimating the fair value for its financial instruments.

         (a) Cash and due from Banks, and Interest-bearing Deposits

         The carrying value of cash and due from banks, and interest-bearing deposits approximates fair value due to the short period of time between origination of the instruments and their expected realization.

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

         (b) Investment Securities, Mortgage-backed Securities, and Stock in Federal Home Loan Bank of Chicago

         The fair value of investment securities and mortgage-backed securities was estimated using quoted market prices. The fair value of stock in Federal Home Loan Bank of Chicago is based on its redemption value.

         (c) Loans Receivable

         Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as one-to-four family residential and multi-family. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

         The fair value of performing loans is calculated using assumptions regarding credit risk, cash flows, and discount rates judgmentally determined using available market information and specific borrower information.

         (d) Accrued Interest Receivable and Payable

         The carrying value of accrued interest receivable and payable approximates fair value due to the relatively short period of time between accrual and expected realization.

         (e) Deposits

         The fair value of deposits with no stated maturity, such as passbook savings, NOW accounts, and money market accounts, are disclosed as the amount payable on demand. The fair value of fixed-maturity deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently being offered for deposits with similar remaining terms to maturity. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

         (f) Borrowed Funds

         The carrying value of FHLB advances approximates fair value as the advances reprice to market interest rates within 90 days.

         (g) Commitments to Extend Credit

         The fair value of commitments to extend credit approximates the commitment amount due to the short-term nature of the commitment period.

                                                                     (Continued)

BARRINGTON BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

(17)     Subsequent Event

         On January 26, 1996, the Company signed a definitive agreement with First Chicago NBD Corporation (First Chicago) in which First Chicago would acquire all of the outstanding shares of Barrington Bancorp for stock of First Chicago with an aggregate purchase price of $17,825,000. The agreement is subject to stockholder and regulatory approval. The agreement is expected to be consummated in the second quarter of 1996.

                      PROPOSAL II - ELECTION OF DIRECTORS

       The Barrington Bancorp Board is composed of six members, each of whom is also a director of First Federal. Generally, one-third of the directors are elected annually. Directors of Barrington Bancorp are generally elected to serve for a three-year term or until their respective successors shall have been elected and shall qualify.

       The table below sets forth certain information regarding the Barrington Bancorp Board, including their terms of office. It is intended that the proxies solicited on behalf of the Barrington Bancorp Board (other than proxies in which the vote is withheld as to one or more nominees) will be voted at the Annual Meeting for the election of the nominees identified below. If any nominee is unable to serve, the shares represented by all such proxies will be voted for the election of such substitute as the Board of Directors may recommend. At this time, the Barrington Bancorp Board knows of no reason why any of the nominees might be unable to serve, if elected. Except as described herein, there are no arrangements or understandings between any director or nominee and any other person pursuant to which such director or nominee was selected.


                                                                            Shares of Common
                                                                   Term   Stock Beneficially   Percent
                                                       Director     to         Owned at           of
       Name          Age       Position(s) Held        Since/(1)/ Expire     May 2, 1996/(2)/   Class
- -------------------  ---  --------------------------  ----------  ------  -------------------  --------
                                                NOMINEES
                                                --------
Hugh H. Palmer        51  President, Chief                  1981    1999         46,905           7.09%
                          Executive
                          Officer and Director
Carol M. Beese        65  Director                          1985    1999         10,027           1.51

                                     DIRECTORS CONTINUING IN OFFICE
                                     ------------------------------

Norman D. Zilmer      68  Chairman of the Board             1971    1998         17,927           2.71
Derald M. Schultz     69  Director                          1980    1998         17,527           2.65
Gary C. Hines         46  Director                          1986    1997         11,376           1.72
Charles W. Sweet      52  Director                          1985    1997         26,717           4.04

- ---------------------------------
/(1)/  Includes service as a director of First Federal.

/(2)/ Includes shares held directly, shares allocated to Mr. Palmer's account pursuant to the ESOP, shares granted pursuant to the First Federal RRP, which shares vest on May 10, 1996, and shares subject to stock options which vest on May 9, 1996 (amount excludes RRP shares and shares subject to stock options which vest subsequently), as well as shares held in retirement accounts, held by certain members of the named individuals' families, or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which shares the named individuals may be deemed to have sole or shared voting and dispositive power.


       THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE NOMINEES LISTED ABOVE.

       The business experience of each director nominee is set forth below. All directors have held their present positions for at least the past five years, except as otherwise indicated. All directors and executive officers of Barrington Bancorp have held their positions with Barrington Bancorp since its incorporation in December, 1993.

       Norman D. Zilmer. Mr. Zilmer has served as Chairman of the Board since 1985. Mr. Zilmer owned Esh Pharmacy, Inc., from 1961 to 1982, and practiced pharmacy part-time from 1982 until his retirement in 1992.

       Derald M. Schultz. Mr. Schultz has been retired for seven years. Prior to his retirement, Mr. Schultz served as Vice President - Information Systems for Ameritech Services located in Schaumburg, Illinois.

       Gary C. Hines. Mr. Hines is the owner and operator of Chuck Hines of Barrington, Inc., a retail clothing store in Barrington. Mr. Hines has also served on the board of directors of Four Squires, Inc., a wholesale clothing distributor located in Elgin, Illinois since 1987.

       Hugh H. Palmer. Mr. Palmer has served as President and Chief Executive Officer of First Federal since 1989. Since joining First Federal in 1976, Mr. Palmer has held various positions including Vice President and Executive Vice President.

     Carol M. Beese. Ms. Beese is the President of the Barrington Area Chamber of Commerce, a position she has held since 1968.

     Charles W. Sweet. Mr. Sweet is a Vice President of A.T. Kearney, Inc., a consulting firm located in Chicago, Illinois, and President of A.T. Kearney, Inc.'s Executive Search Division, a position he has held for nine years.

Board of Directors' Meetings and Committees

     Board and Committee Meetings of Barrington Bancorp. Meetings of the Barrington Bancorp Board are generally held on a quarterly basis. The Barrington Bancorp Board held twelve meetings during the year ended December 31, 1995. No incumbent director attended fewer than 75% of the total number of meetings held by the Board of Directors and by all committees of the Board of Directors on which such director served during the year.

     The Barrington Bancorp Board has standing Audit, Compensation, Investment, Executive and Nominating Committees.

     The Audit Committee of Barrington Bancorp reviews audit reports and related matters to ensure effective compliance by Barrington Bancorp with internal policies and procedures. Directors Beese, Hines and Sweet are members of this committee. The Audit Committee met once during fiscal 1995.

     The Compensation Committee of Barrington Bancorp is responsible for administration of the First Federal RRP and Stock Option Plan. The current members of the Compensation Committee are Directors Schultz, Hines and Sweet. This committee met two times during fiscal 1995.

     The Investment Committee of Barrington Bancorp meets as needed to ensure that all investment activities are consistent with Board policy. The Company also monitors the performance of the investment managers. The Investment Committee is composed of Directors Sweet, Palmer and Hines and did not meet during the year ended December 31, 1995.

     The Executive Committee of Barrington Bancorp acts on issues arising between regular Board meetings. The Executive Committee is comprised of Directors Zilmer, Schultz and Palmer. The Executive Committee did not meet during fiscal 1995.

     The Barrington Bancorp Board acts as the Nominating Committee of Barrington Bancorp and meets annually to nominate persons to serve on the Barrington Bancorp Board. While the Barrington Bancorp Board will consider nominees recommended by stockholders, the committee has not actively solicited such nominations. Pursuant to Barrington Bancorp's Bylaws, nominations by stockholders must be delivered in writing to the Secretary of Barrington Bancorp at least 30 days before the date of the Annual Meeting.

     Board and Committee Meetings of First Federal. During the year ended December 31, 1995, the Board of Directors of First Federal held 15 meetings. No director attended fewer than 75% of the total meetings of the Board of Directors and committees on which such Board member served during this period. The Board of Directors of First Federal has standing Executive, Compensation, Asset/Liability, Loan, Investment, Audit Compliance and Nominating Committees.

     The Executive Committee meets on an as needed basis to assist the Board of Directors in the Board's deliberations on items that are both unusual in nature and exceptional in importance. In addition, the Executive Committee possesses the powers of the full Board of Directors between meetings of the Board. The members of the Executive Committee are Chairman Zilmer and Directors Schultz and Palmer. This committee did not meet in 1995.

     The Compensation Committee meets to review salaries and the performance of officers, and recommends compensation adjustments and promotions of officers. This committee is comprised of Directors Schultz, Hines and Sweet. The Compensation Committee met three times during 1995.

     The Asset/Liability Committee meets quarterly consists of Directors Sweet, Schultz, Hines and Palmer. The committee meets quarterly to establish and review short and long range asset/liability objectives in accordance with Board policy. The Committee also monitors the performance and coordinates the activities of the Loan and Investment Committee to appropriately manage interest rate risk exposure. This committee met three times in 1995.

     The Loan Committee meets on an as needed basis to approve loans, set rates and fees for loans, and make recommendations to the Board of Directors regarding new loan products, appraisers, the establishment of loss reserves, and asset clarifications. The Loan Committee consists of Directors Beese, Hines, Schultz and Palmer. The Loan Committee met approximately 40 times during 1995.

     The Investment Committee consists of Directors Sweet, Palmer and Hines. The committee ensures that all investment activities are consistent with Board policy. The Investment Committee also assists, directs and monitors the performance of the investment manager. This committee met three times in 1995.

     The Audit Committee meets on an as-needed basis to review First Federal's annual audit report prepared by First Federal's independent auditors. The review includes a detailed discussion with the auditors before and after the issuance of the annual audit report, and a recommendation to the full Board concerning any action to be taken with respect to the audit. Only outside directors may be members of the Audit Committee, and Directors Beese, Mann and Sweet currently comprise the committee. This committee met two times in 1995.

     The Compliance Committee meets to ensure that First Federal's compliance program is effectively and efficiently maintained. The Committee performs a variety of functions including the monitoring of corrective measures taken to cure deficiencies noted in prior compliance examinations. The Compliance Committee consists of Directors Schultz, Beese and Palmer. This committee met three times in 1995.

     The entire Board of Directors acts as the Nominating Committee of First Federal and meets annually to nominate persons to serve on the Board of Directors of First Federal. While the Board of Directors will consider nominees recommended by stockholders, the committee has not actively solicited such nominations. Pursuant to First Federal's Bylaws, nominations by stockholders must be delivered in writing to the Secretary of Barrington Bancorp at least 30 days before the date of the Annual Meeting.

Compensation Committee Interlocks and Insider Participation

     During 1995, First Federal's Compensation Committee was comprised of Directors Schultz, Hines and Sweet.

Director Compensation

     Cash Compensation. Each member of the Board of Directors of First Federal is paid $600 per Board meeting, except for the Chairman who is paid $900 per meeting. Directors do not receive any additional compensation for committee meetings attended or for attendance at meetings of the Barrington Bancorp Board.

Executive Compensation

     Barrington Bancorp has not paid any compensation to its executive officers since its formation. Barrington Bancorp does not presently anticipate paying any compensation to such persons until it becomes actively involved in the operation or acquisition of businesses other than First Federal.

     The following table sets forth the compensation paid or accrued by First Federal during the fiscal years indicated for services rendered by the Chief Executive Officer. No other executive officer of First Federal received cash compensation in excess of $100,000 during 1995.


                                               SUMMARY COMPENSATION TABLE
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                      Long-Term
                              Annual Compensation                                    Compensation
                                                                                --------------------
                                                                                        Awards
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                Restricted
                                                                 Other Annual     Stock                 All Other
                                            Salary     Bonus     Compensation    Award(s)    Options   Compensation
Name and Principal Position         Year   ($)/(1)/    ($)         ($)/(2)/      ($)/(3)/    (#)/(4)/    ($)/(5)/
- ------------------------------------------------------------------------------------------------------------------
Hugh H. Palmer, President, Chief    1995    $99,900   $17,000        ---            ---          ---     $38,870
Executive Officer and Director      1994     97,200    20,500        ---         76,633       16,531      16,541
                                    1993     93,600    18,000        ---            ---          ---         ---
- ---------------------------------------------------------------------------------------------------------------------------------

- ----------------------
/(1)/ Includes directors' fees of $7,100 for 1993 and $7,200 for 1994 and 1995.

/(2)/ During 1993, 1994 and 1995, Mr. Palmer did not receive any benefits or perquisites which, in the aggregate, exceeded the lesser of 10% of his salary and bonus, or $50,000.

/(3)/ Pursuant to the First Federal RRP, Barrington Bancorp has granted to Mr. Palmer 6,612 restricted shares of Barrington Bancorp Common Stock. Such shares vest over a five year period in equal annual installments with the first installment vesting on May 10, 1996. At December 31, 1995, these restricted shares had a value of $123,975.

/(4)/ Pursuant to the Stock Option Plan, Barrington Bancorp has granted to Mr. Palmer options to purchase 16,531 shares of Barrington Bancorp Common Stock at an exercise price of $10.00 per share.

/(5)/ Includes the dollar value of allocated ESOP shares allocated to Mr. Palmer for the fiscal years ended December 31, 1994 and 1995.


        The following table provides information as to the value of the options held by the Barrington Bancorp's Chief Executive Officer on December 31, 1995, none of which have been exercised. No stock appreciation rights were granted as of such date.

 ======================================================================================================
                        AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END
                                            OPTION VALUES
- ------------------------------------------------------------------------------------------------------
                                                                                 Value of
                                                  Number of                     Unexercised
                                                 Unexercised                   In-the-Money
                                                  Options at                    Options at
                                                FY-End (#)/(1)/               FY-End ($)/(2)/
                                           -----------------------------------------------------------
                   Shares
                  Acquired
                     on           Value
                  Exercise      Realized   Exercisable   Unexercisable   Exercisable   Unexercisable
  Name              (#)           ($)         (#)            (#)            ($)            ($)
- ------------------------------------------------------------------------------------------------------
Hugh H. Palmer      ---           $---        ---         16,531            $---          $146,713
======================================================================================================

- -----------------
/(1)/ The option vests in five equal annual installments. The first installment will vest on May 9, 1996, with the remaining installments to vest equally on May 9, 1997, 1998, 1999 and 2000.

/(2)/ Represents the aggregate market value (market price of Barrington Bancorp Common Stock less the exercise price) of the option granted based upon the average of the closing bid and the asked price of $18.875 per share of Barrington Bancorp Common Stock as reported on the Nasdaq Small-Cap Market on December 31, 1995.

Benefit Plans

        General. First Federal currently provides insurance benefits to its employees, including health, life, accidental death and dismemberment and long-term disability and major medical insurance, subject to certain deductibles and copayments by employees.

        Employee Severance Compensation Plan. First Federal maintains the Employee Severance Compensation Plan (the "Employee Severance Plan") which provides certain employees with severance pay benefits in the event of a change in control of First Federal or Barrington Bancorp. Management personnel with employment agreements are not eligible to participate in the Employee Severance Plan. The purpose of the Employee Severance Plan is to recognize the valuable services and contributions of First Federal's officers and the uncertainties relating to continuing employment, reduced employee benefits, management changes and relocations in the event of a change in control. The Employee Severance Plan vests in each participant a contractual right to the benefits such participant is entitled to thereunder. Under the Employee Severance Plan, in the event of a change in control as defined in the Employee Severance Plan, eligible employees who are terminated or who voluntarily terminate employment (for reasons specified under the Employee Severance Plan), within one year of a change in control will be entitled to receive a severance payment. Payments pursuant to the Employee Severance Plan are equal to the product of two weeks Annual Compensation (as defined) times the number of years of service up to a maximum of twelve years in the case of officers with the title of Vice President or above or seven years in the case of other employees. Such payments may tend to discourage takeover attempts by increasing costs to be incurred by First Federal in the event of a takeover. The Employee Severance Plan may be amended or terminated by the Board of Directors by a majority vote at any time prior to a change in control but may not be amended or terminated thereafter.

Certain Transactions

        First Federal currently does not grant loans to eligible directors, officers, employees and members of their immediate families. Under its former policy, all loans to directors, officers, employees and their family members were required to be made in the ordinary course of business and on the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions and could not involve more than the normal risk of collectibility at the time of origination. At December 31, 1995, First Federal's loans to directors, officers, employees and members of their immediate families totaled approximately $196,000, or 1.69% of stockholders' equity. All of these loans were current at December 31, 1995.

            PROPOSAL III - RATIFICATION OF APPOINTMENT OF AUDITORS

        The Barrington Bancorp Board has appointed KPMG Peat Marwick LLP independent accountants to be Barrington Bancorp's auditors for the fiscal year ending December 31, 1996. Representatives of KPMG Peat Marwick LLP are expected to attend the Annual Meeting to respond to appropriate questions and to make a statement if they so desire.

        THE BARRINGTON BANCORP BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF KPMG PEAT MARWICK LLP AS THE COMPANY'S AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 1996 IN THE EVENT THE MERGER IS NOT CONSUMMATED.

                             STOCKHOLDER PROPOSALS

        In order to be eligible for inclusion in Barrington Bancorp's proxy materials for the next Annual Meeting of Stockholders in the event the Merger is not consummated, any stockholder proposal to take action at such meeting must be received at Barrington Bancorp's office located at 120 S. Hough Street, Barrington, Illinois 60010, no later than December 22, 1996. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

                                 LEGAL MATTERS

        Certain legal matters in connection with the Merger will be passed upon for Barrington Bancorp by Silver, Freedman & Taff, L.L.P., Washington, D.C., including an opinion concerning certain federal income tax consequences of the Merger. The legality of the FCN Common Stock offered hereby and certain other matters with respect to the Merger will be passed upon for FCN by Sherman I. Goldberg, Executive Vice President, General Counsel and Secretary of FCN. As of March 31, 1996, Sherman I. Goldberg was the record and beneficial owner of 163,377 shares of FCN Common Stock and held options to purchase 250,264 shares of FCN Common Stock.

                                    EXPERTS

        The consolidated financial statements of FCN incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 1995, incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

        The consolidated financial statements of Barrington Bancorp, Inc. as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, have been included herein and elsewhere in this Proxy Statement/Prospectus in reliance upon the report of KPMG Peat Marwick LLP independent certified public accountants (appearing elsewhere herein) and upon the authority of said firm as experts in accounting and auditing.


                                            By order of the
                                            Board of Directors of
                                            Barrington Bancorp, Inc.


                                            /s/ Hugh H. Palmer
                                            -----------------------------------
                                            Hugh H. Palmer,
                                            President and Chief
                                             Executive Officer
Barrington, Illinois
May 7, 1996

                                                                      Appendix I
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER


                                    BETWEEN


                         FIRST CHICAGO NBD CORPORATION


                                      AND


                            BARRINGTON BANCORP, INC.



                          DATED AS OF JANUARY 25, 1996


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                               TABLE OF CONTENTS



ARTICLE I.

     THE MERGER............................................................ 1

     Section 1.01  Effects of the Merger................................... 1
                   ---------------------
     Section 1.02  Conversion of Stock..................................... 2
                   -------------------
     Section 1.03  Time and Place of Closing............................... 3
                   -------------------------
     Section 1.04  Exchange of BBI Common Stock............................ 4
                   ----------------------------
     Section 1.05  Conversion and/or Merger of First Federal Savings
                   Bank of Barrington...................................... 5
                   ------------------
ARTICLE II.

     REPRESENTATIONS AND WARRANTIES OF FCN................................. 6

     Section 2.01  Organization............................................ 6
                   ------------
     Section 2.02  Authorization........................................... 7
                   -------------
     Section 2.03  Conflicts............................................... 7
                   ---------
     Section 2.04  Anti-takeover Provisions Inapplicable................... 7
                   -------------------------------------
     Section 2.05  Capitalization.......................................... 8
                   --------------
     Section 2.06  FCN Financial Statements; Material Changes.............. 8
                   ------------------------------------------
     Section 2.07  FCN Subsidiaries........................................ 8
                   ----------------
     Section 2.08  FCN Filings............................................. 9
                   -----------
     Section 2.09  FCN Reports............................................. 9
                   -----------
     Section 2.10  Compliance with Laws.................................... 9
                   --------------------
     Section 2.11  Disclosure............................................. 10
                   ----------
     Section 2.12  Litigation............................................. 10
                   ----------
     Section 2.13  Taxes.................................................. 10
                   -----
     Section 2.14  FCN Benefit Plans...................................... 11
                   -----------------
     Section 2.15  Compliance With Environmental Laws..................... 11
                   ----------------------------------
     Section 2.16  Contracts and Commitments.............................. 11
                   -------------------------
     Section 2.17  Undisclosed Liabilities................................ 11
                   -----------------------
     Section 2.18  Assets................................................. 12
                   ------

ARTICLE III.

     REPRESENTATIONS AND WARRANTIES OF BBI................................ 12

     Section 3.01  Organization........................................... 12
                   ------------
     Section 3.02  Authorization.......................................... 13
                   -------------
     Section 3.03  Conflicts.............................................. 13
                   ---------
     Section 3.04  Anti-takeover Provisions Inapplicable.................. 13
                   -------------------------------------
     Section 3.05  Capitalization......................................... 14
                   --------------
     Section 3.06  BBI Financial Statements; Material Changes............. 14
                   ------------------------------------------
     Section 3.07  BBI Subsidiaries....................................... 15
                   ----------------
     Section 3.08  BBI Filings............................................ 15
                   -----------
     Section 3.09  BBI Reports............................................ 16
                   -----------
     Section 3.10  Compliance With Laws................................... 16
                   --------------------
     Section 3.11  Disclosure............................................. 17
                   ----------
     Section 3.12  Litigation............................................. 17
                   ----------
     Section 3.13  Licenses............................................... 17
                   --------
     Section 3.14  Taxes.................................................. 17
                   -----
     Section 3.15  Insurance.............................................. 18
                   ---------
     Section 3.16  BBI Benefit Plans...................................... 18
                   -----------------
     Section 3.17  Compliance with Environmental Laws..................... 20
                   ----------------------------------
     Section 3.18  Contracts and Commitments.............................. 21
                   -------------------------
     Section 3.19  Defaults............................................... 23
                   --------
     Section 3.20  Corporate Records...................................... 23
                   -----------------
     Section 3.21  Undisclosed Liabilities................................ 23
                   -----------------------
     Section 3.22  Assets................................................. 23
                   ------
     Section 3.23  Indemnification........................................ 24
                   ---------------

ARTICLE IV.

     COVENANTS OF FCN AND BBI............................................. 24

     Section 4.01  Business in Ordinary Course............................ 24
                   ---------------------------
     Section 4.02  Certain Actions........................................ 27
                   ---------------

ARTICLE V.

     ADDITIONAL AGREEMENTS................................................ 28

     Section 5.01  Inspection of Records; Confidentiality................. 28
                   --------------------------------------
     Section 5.02  Registration Statement; Stockholder Approval........... 29
                   --------------------------------------------
     Section 5.03  Affiliate Letters...................................... 30
                   -----------------
     Section 5.04  Brokers................................................ 30
                   -------
     Section 5.05  Cooperation............................................ 30
                   -----------
     Section 5.06  Regulatory Applications................................ 30
                   -----------------------
     Section 5.07  Financial Statements and Reports....................... 31
                   --------------------------------
     Section 5.08  Notice................................................. 31
                   ------

     Section 5.09  Press Releases......................................... 31
                   --------------
     Section 5.10  Delivery of Supplements to Disclosure Schedules........ 31
                   -----------------------------------------------
     Section 5.11  Litigation Matters..................................... 32
                   ------------------
     Section 5.12  Options; RRP; BBI Employee Stock Ownership Plan;
                   Employment Agreements; Benefits and Related Matters.... 32
                   ---------------------------------------------------
     Section 5.13  Extent of Knowledge.................................... 35
                   -------------------
     Section 5.14  Tax Treatment.......................................... 36
                   -------------
     Section 5.15  Stock Exchange Listing................................. 36
                   ----------------------
     Section 5.16  Directors' and Officers' Indemnification Insurance..... 36
                   --------------------------------------------------
     Section 5.17  Reservation of Shares.................................. 36
                   ---------------------
     Section 5.18  Data Processing and Contracts.......................... 36
                   -----------------------------

ARTICLE VI.

     CONDITIONS........................................................... 37

     Section 6.01  Conditions to the Obligations of FCN................... 37
                   ------------------------------------
     Section 6.02  Conditions to the Obligations of BBI................... 38
                   ------------------------------------
     Section 6.03  Conditions to the Obligations of the Parties........... 39
                   --------------------------------------------
ARTICLE VII.

     TERMINATION; EXPENSES; AMENDMENT; WAIVER............................. 40

     Section 7.01  Termination............................................ 40
                   -----------
     Section 7.02  Expenses............................................... 41
                   --------
     Section 7.03  Survival of Agreements................................. 41
                   ----------------------
     Section 7.04  Amendment.............................................. 41
                   ---------
     Section 7.05  Waiver................................................. 42
                   ------
ARTICLE VIII.

     GENERAL PROVISIONS................................................... 42

     Section 8.01  Survival............................................... 42
                   --------
     Section 8.02  Notices................................................ 42
                   -------
     Section 8.03  Applicable Law......................................... 44
                   --------------
     Section 8.04  Headings............................................... 44
                   --------
     Section 8.05  Severability........................................... 44
                   ------------
     Section 8.06  Entire Agreement; Binding Effect; Non-Assignment;
                   Counterparts; No Third-Party Beneficiaries............. 44
                   ------------------------------------------

                          AGREEMENT AND PLAN OF MERGER


     This AGREEMENT AND PLAN OF MERGER (the "Agreement") being made and entered into as of the 25th day of January 1996, by and between First Chicago NBD Corporation, a Delaware corporation ("FCN"), and Barrington Bancorp, Inc., a Delaware corporation ("BBI").

                                WITNESSETH THAT:

     WHEREAS, FCN is a registered bank holding company under the Bank Holding Company Act of 1956, as amended ("BHC");

     WHEREAS, BBI is a registered savings and loan holding company under the Home Owner's Loan Act, as amended (HOLA");

     WHEREAS, the Boards of Directors of FCN and BBI deem it advisable and in the best interests of the stockholders of FCN and BBI that FCN and BBI become affiliated by causing BBI to be merged with and into, and under the charter of, FCN in accordance with the applicable corporation law of the State of Delaware ("Corporate Law") with FCN deemed to be the continuing and surviving entity (the "Merger"), pursuant to which the stockholders of BBI will receive shares of common stock, $1.00 par value per share, of FCN ("FCN Common Stock") as provided herein in exchange for their shares of common stock, $.01 par value per share, of BBI ("BBI Common Stock"); and

     WHEREAS, FCN and BBI desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also desire to set forth various conditions precedent to the Merger.

     NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained, the parties agree as follows:


                                  ARTICLE I.

                                  THE MERGER

      Section 1.01  Effects of the Merger.
                    ---------------------

          (a)  Surviving Corporation.  Subject to the terms and conditions of
               ---------------------
this Agreement, BBI shall be merged with and into, and under the charter of, FCN at the Effective Time (as defined below) in accordance with the Corporate Law with FCN being the continuing and surviving corporation (sometimes referred to hereinafter as the "Surviving Corporation"), and the separate existence of BBI shall cease.

          (b)  Effective Time.   The Merger shall become effective at the date
               --------------
and time specified in the Certificate of Merger accepted for filing by the Secretary of State of the State of Delaware (the "Effective Time"). The parties shall execute, acknowledge and file, in accordance with the Corporate Law, the Certificate of Merger upon the satisfaction of all conditions precedent to the consummation of the transactions contemplated by this Agreement.

          (c)  Rights and Liabilities.  The Surviving Corporation shall be
               ----------------------
called "First Chicago NBD Corporation", and shall possess all of the properties, privileges, immunities, powers, franchises and rights of a public as well as a private nature and be subject to all of the liabilities, restrictions and duties of FCN and BBI and be governed by the laws of the State of Delaware.

          (d)  Restated Certificate of Incorporation.  The Restated Certificate
               -------------------------------------
of Incorporation of FCN shall be the Restated Certificate of Incorporation of the Surviving Corporation until amended in accordance with the provisions thereof and the applicable Corporate Law.

          (e)  Bylaws.   The Bylaws of FCN in effect immediately prior to the
               ------
Effective Time shall be the Bylaws of the Surviving Corporation until altered, amended or repealed as provided therein, or in the Restated Certificate of Incorporation of the Surviving Corporation or the applicable Corporate Law.

          (f)  Directors and Officers.  The directors of the Surviving
               ----------------------
Corporation shall be the persons who were directors of FCN immediately prior to the Effective Time. The officers of the Surviving Corporation shall be the persons who were officers of FCN immediately prior to the Effective Time.

          (g)  Advisory Directors.  The directors and employees of BBI named on
               ------------------
Exhibit 1.01(g) hereto shall be entitled to become a member of the Barrington, Illinois Advisory Board (to be established by FCN upon the Effective Time) for such terms set forth on such Exhibit. Meetings of the Barrington, Illinois Advisory Board shall be held at least once every six months, and each member of the Barrington, Illinois Advisory Board shall receive compensation of $250 per meeting attended.

          (h) Accounting.  For accounting purposes, it is intended that the
              ----------
Merger shall be accounted for as a purchase.

      Section 1.02  Conversion of Stock.  At the Effective Time:
                    -------------------

          (a)  FCN Common Stock.   Each share of FCN Common Stock which is
               ----------------
issued immediately prior thereto (whether then outstanding or held in the treasury of FCN) shall continue to be issued without any change therein and shall continue as one share of Common Stock of the Surviving Corporation.

          (b)  BBI Common Stock.  Each share of BBI Common Stock which is issued
               ----------------
and outstanding immediately prior to the Effective Time (other than "Excluded Shares," which shall mean (i) shares of BBI Common Stock held by BBI, FCN and their respective subsidiaries, which shall be canceled, but not those held in a fiduciary capacity or in satisfaction of debts previously contracted, and (ii) Dissenting Shares as defined in Section 1.02(d) hereof) shall, by virtue of the Agreement and without any action on the part of the holder thereof, be converted into and represent the right to receive and be exchangeable into a number of shares of FCN Common Stock (rounded to the nearest thousandth of a share) equal to a fraction, the numerator of which shall be equal to $25.85, and the denominator of which shall be equal to the average closing price per share of FCN Common Stock (as reported on the New York Stock Exchange Composite Tape (the"NYSE Tape")) for the ten consecutive trading days ending on the fifth trading day prior to the Effective Time as reported in the Wall Street Journal, Midwest Edition (such fraction being the "Exchange Ratio", which shall be rounded to the nearest thousandth of a share), subject to the payment of cash in lieu of fractional shares in accordance with Section 1.04 hereof.

          (c)  Actions Affecting FCN Common Stock.  If, prior to the Effective
               ----------------------------------
Time, shares of FCN Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or there occurs a distribution of warrants or rights with respect to FCN Common Stock, or a stock dividend or stock split is declared with a record date prior to the Effective Time, then in any such event the Exchange Ratio shall be appropriately adjusted.

          (d)  Dissenting Shares.   Any shares of BBI Common Stock held by a
               -----------------
holder who dissents from the Merger in accordance with the Corporate Law and becomes entitled to obtain payment for the fair value of such shares of BBI Common Stock pursuant to the applicable provisions of the Corporate Law shall be herein called "Dissenting Shares." Notwithstanding any other provision of this Agreement, any Dissenting Shares shall not, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions and shall be entitled only to such rights as are afforded in respect of Dissenting Shares pursuant to the Corporate Law.

      Section 1.03  Time and Place of Closing.
                    -------------------------

          (a)  Closing; Closing Date.  The closing of the transactions
               ---------------------
contemplated by this Agreement (the "Closing") will be held on a date mutually agreed upon by FCN and BBI (the "Closing Date"). In the absence of such agreement, the Closing shall be held on the tenth business day after the last to occur of: (i) the receipt of all consents and approvals of government regulatory authorities as legally required to consummate the Merger and the expiration of all statutory waiting periods; and (ii) the requisite approval of the Merger by the stockholders of BBI.

          (b)  Closing Location.  The closing shall take place at the offices
               ----------------
of FCN or such other place as FCN and BBI may mutually agree prior to the Closing Date.

     Section 1.04   Exchange of BBI Common Stock.
                    ----------------------------

          (a)  Exchange Procedures.  As soon as practicable after the Effective
               -------------------
Time, the Exchange Agent, which shall be First Chicago Trust Company of New York, or such other exchange agent as shall be selected by FCN and reasonably acceptable to BBI, shall mail to each holder of record of a certificate or certificates (other than certificates representing Excluded Shares) which as of the Effective Time represented outstanding shares of BBI Common Stock (the "Certificates"): (i) a form letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent (or a lost certificate affidavit and bond in a form reasonably acceptable to the Exchange Agent); and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration (as herein defined). The "Merger Consideration" shall mean the number of whole shares of FCN Common Stock into which the BBI Common Stock shall have been converted by virtue of the Merger as provided above and the cash value of any fraction of a share of FCN Common Stock as provided below. Upon surrender of a Certificate for cancellation to the Exchange Agent (or a lost certificate affidavit and bond in a form reasonably acceptable to the Exchange Agent), together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive as soon as reasonably practical thereafter the Merger Consideration and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of BBI Common Stock which is not registered in the transfer records of BBI, the Merger Consideration may be issued to a transferee if the Certificate representing such BBI Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by any applicable stock transfer and other taxes. No interest shall be payable on or with respect to the cash in lieu of fractional shares.

          (b) Delivery of Merger Consideration to Exchange Agent.  At or prior
              --------------------------------------------------
to the Effective Time, FCN shall deliver to the Exchange Agent the aggregate Merger Consideration to be paid for all of the issued and outstanding shares of BBI Common Stock other than Excluded Shares. On an as-required basis, FCN shall promptly and timely tender to the Exchange Agent additional cash funds required for the payment of cash in lieu of fractional shares. The Merger Consideration remaining in the hands of the Exchange Agent for non-surrendered Certificates shall be returned to FCN at the expiration of one year from the Effective Time as provided in Section 1.04(c) below.

          (c)  Failure to Exchange BBI Common Stock.  No dividends or other
               ------------------------------------
distributions declared with respect to FCN Common Stock payable to the holders of record thereof on or after the Effective Time shall be paid to the holder of any non-surrendered Certificate with respect to FCN Common Stock represented thereby until the holder of record shall surrender such Certificate. Subject to the effect, if any, of applicable law, after the subsequent surrender and exchange of a Certificate, the holder thereof shall be entitled to receive any such dividends or distributions, without interest thereon, which theretofore became payable with respect to the FCN Common Stock represented by such Certificate. All dividends or other distributions declared with respect to the FCN Common Stock and payable to the holders of record thereof on or after the Effective Time which are payable to the holder of a Certificate not theretofore surrendered and exchanged for FCN Common Stock pursuant to this Section 1.04 shall either, at the option of the Surviving Corporation, be paid or delivered by the Surviving Corporation to the Exchange Agent in trust either at the option of the Surviving Corporation, for the benefit of such holders or held by the Surviving Corporation in trust for the benefit of such holders. All such dividends and distributions held by the Exchange Agent for payment or delivery to the holders of non-surrendered Certificates unclaimed at the end of one year from the Effective Time shall be repaid or redelivered by the Exchange Agent to the Surviving Corporation after which time any holder of Certificates who has not theretofore surrendered such Certificates to the Exchange Agent, subject to applicable law, shall look as a general creditor only to the Surviving Corporation for payment or delivery of such dividends or distributions, as the case may be. Any Merger Consideration delivered or made available to the Exchange Agent pursuant to this Section 1.04 and not exchanged for Certificates within one year after the Effective Time pursuant to this Section 1.04 shall be returned by the Exchange Agent to the Surviving Corporation which shall thereafter act as Exchange Agent subject to the rights of holders of non-surrendered Certificates.

          (d)  Full Payment.  All shares of FCN Common Stock issued upon the
               ------------
surrender for exchange of BBI Common Stock shall thereupon be validly issued and outstanding, fully paid and non-assessable, and shall not be liable to any further call, nor shall the holder thereof be liable for any further payments with respect thereto.

          (e)  Fractional Shares.  No certificates or scrip representing
               -----------------
fractional shares of FCN Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of the Surviving Corporation shall relate to any factional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of the Surviving Corporation. In lieu of any fractional share, the Exchange Agent or the Surviving Corporation, as the case may be, shall pay to each holder of shares of BBI Common Stock who otherwise would be entitled to receive a fractional share of FCN Common Stock an amount of cash (without interest) equal to the product achieved when such fraction is multiplied by the closing price of FCN Common Stock on the New York Stock Exchange ("NYSE") on the trading day immediately preceding the Effective Time, as reported in the Wall Street Journal, Midwest Edition, rounded to the nearest cent.

          (f)  List of BBI Stockholders.  At the Effective Time, BBI shall
               ------------------------
deliver a certified copy of a list of its stockholders to the Exchange Agent, after which there shall be no further registrations or transfers on the stock transfer books of BBI of the shares of BBI Common Stock that were outstanding immediately prior thereto. If, after the Effective Time, Certificates representing such shares are presented to BBI or FCN, they shall be canceled and exchanged as provided in this Article I.

      Section 1.05  Conversion and/or Merger of First Federal Savings Bank of
                    ---------------------------------------------------------
Barrington.   The parties understand that it is the present intention of FCN to
- ----------
convert First Federal Savings Bank of Barrington ("BBI Bank"), a wholly owned subsidiary of BBI, into a national banking association at or after the Effective Time and/or to merge BBI Bank into one of FCN's national bank Subsidiaries (retaining BBI Bank's existing office as a branch) at or after the Effective Time (collectively, the "Bank Merger"). BBI shall take all such actions as are reasonably requested by FCN so that FCN may accomplish such conversion and merger as aforesaid. Nothing contained in this Section 1.05 is intended to impose an obligation on FCN to alter the manner in which FCN or any FCN Subsidiary conducts business; provided, however, that FCN, to the extent required by law, shall cause its national bank Subsidiary into which BBI Bank is merged to assume BBI Bank's liquidation account.


                                  ARTICLE II.

      REPRESENTATIONS AND WARRANTIES OF FCN

      FCN represents and warrants to BBI that:

      Section 2.01  Organization.   (a)  FCN is a corporation duly organized,
                    ------------
validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority, corporate and otherwise, to own, operate and lease its assets, properties and business and to carry on its business substantially as it has been and is now being conducted. FCN is duly qualified to do business and is in good standing in each jurisdiction where the character of the assets or properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Material Adverse Effect (as herein defined) on FCN or its ability to consummate the transactions contemplated herein. FCN has all requisite corporate power and authority to enter into this Agreement and, subject to the receipt of all requisite regulatory approvals and the expiration of applicable waiting periods, to consummate the transactions contemplated hereby. FCN is duly registered as a bank holding company under BHC.

          (b) As used in this Agreement, the term "Material Adverse Effect" with respect to an entity means any condition, event, change or occurrence that has or may reasonably be expected to have a material adverse effect on the condition (financial or otherwise), properties, business, operations or results of operations, of such entity and its Subsidiaries taken as a whole; it being understood that a Material Adverse Effect shall not include: (i) a change with respect to, or effect on, such entity and its Subsidiaries resulting from a change in law, rule, regulation, generally accepted accounting principles or regulatory accounting principles, including, but not limited to, a change that would require the bad debt reserve of a thrift institution to be restored to income; (ii) a change with respect to, or effect on, such entity and its Subsidiaries resulting from expenses (such as legal, accounting and investment bankers' fees) incurred in connection with this Agreement; (iii) a change with respect to, or effect on, such entity and its Subsidiaries resulting from any other matter affecting depository institutions generally including, without limitation, changes in general economic conditions and changes in prevailing interest and deposit rates; or (iv) any one-time special insurance premium assessed by the Federal Deposit Insurance Corporation ("FDIC") on deposits insured by the Savings Association Insurance Fund ("SAIF").

      Section 2.02  Authorization.  The execution, delivery and performance of
                    -------------
this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of FCN. This Agreement has been duly executed and delivered by FCN and, subject to receipt of such approvals of regulatory authorities as may be required by statute or regulation, constitutes the valid and binding obligation of FCN and is enforceable against FCN (except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines).

      Section 2.03  Conflicts.   Subject to the second sentence of this
                    ---------
Section 2.03, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, or permit the acceleration of any obligation under, or result in the creation of any material lien, charge or encumbrance on any of the property or assets under, any provision of the Restated Certificate of Incorporation or Bylaws of FCN or similar documents of any FCN Subsidiary (as defined in Section 2.07 hereof) or any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to FCN or any FCN Subsidiary or their respective properties, other than those which (i) will be cured or waived prior to the Effective Time; (ii) which will not have a Material Adverse Effect on FCN; or (iii) are disclosed in Section 2.03 of that certain confidential writing delivered by FCN to BBI within two business days prior to the date hereof (the "FCN Disclosure Schedule"). No consent, approval, order or authorization of, or registration, declaration or filing with, any federal or state governmental authority is required by or with respect to FCN in connection with the execution and delivery of this Agreement or the consummation by FCN of the transactions contemplated hereby except for: (a) the filing of all applicable regulatory applications by FCN, BBI and/or their respective Subsidiaries for approval of the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement; (b) the filing by FCN of the registration statement relating to the FCN Common Stock to be issued pursuant to this Agreement (the "Registration Statement") with the SEC and various blue sky authorities, which Registration Statement shall include the prospectus/proxy statement for use in connection with the BBI Stockholders' Meeting (the "Proxy Statement"); (c) the filing of the Certificate of Merger with respect to the Merger with the Secretary of State of the State of Delaware;
(d) any filings, approvals or no-action letters with or from state securities regulators; (e) any anti-trust filings, consents, waivers or approvals; and (f) the approval of this Agreement and the transactions contemplated hereby by the shareholders of BBI.

      Section 2.04  Anti-takeover Provisions Inapplicable.  No "business
                    -------------------------------------
combination," "moratorium," "control share" or other state anti-takeover statute or regulation (i) prohibits or restricts FCN's ability to perform its obligations under this Agreement or its ability to consummate the transactions contemplated hereby, (ii) would have the effect of invalidating or voiding this Agreement or any provision hereof, or (iii) would subject BBI to any material impediment or condition in connection with the exercise of any of its rights under this Agreement.

      Section 2.05  Capitalization.  As of the date hereof, the authorized
                    --------------
capital stock of FCN consists of (i) 750,000,000 shares of FCN Common Stock, $1.00 par value per share, of which, as of December 31, 1995, 315,241,109 shares were issued and outstanding, and (ii) 10,000,000 shares of preferred stock, without par value, of which, as of December 31, 1995, 2,104,574 were issued and outstanding. All of the issued and outstanding shares of FCN Common Stock have been, and all of the shares of FCN Common Stock to be issued in the Merger will be, at the Effective Time, duly and validly authorized and issued, and are or will be, as the case may be, fully paid and non-assessable. None of the outstanding shares of FCN Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of FCN and none of the outstanding shares of FCN Common Stock is or will be entitled to any preemptive rights in respect of the Merger or any of the other transactions contemplated by this Agreement.

      Section 2.06  FCN Financial Statements; Material Changes.  FCN has
                    ------------------------------------------
heretofore delivered to BBI its audited supplemental consolidated financial statements contained in its Form 8-K Report dated December 4, 1995 (the "FCN Financial Statements"). The FCN Financial Statements (x) are true and correct in all material respects; (y) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, and except in the case of unaudited consolidated financial statements for the absence of footnotes and for normal recurring year-end adjustments which are not material); and (z) fairly present the consolidated financial position of FCN as of the dates thereof and the consolidated results of its operations, stockholders' equity, cash flows and changes in financial position for the periods then ended. Since September 30, 1995 to the date hereof, FCN has not undergone or suffered any changes in its condition (financial or otherwise), which would have a Material Adverse Effect on FCN except as disclosed in Section 2.06 of the FCN Disclosure Schedule or in the FCN Financial Statements or, for purposes of Section 6.02 hereof, as disclosed by FCN in its documents filed with the SEC on or prior to the second business day before the start of the ten consecutive trading day period referenced in Section 1.02(b) hereof.

      Section 2.07  FCN Subsidiaries.  (a)  Except for directors' qualifying
                    ----------------
shares, FCN owns directly or indirectly all of the issued and outstanding shares of capital stock of the FCN Significant Subsidiaries. All of the shares of capital stock of each FCN Significant Subsidiary held by FCN or a FCN Significant Subsidiary are fully paid and non-assessable and are owned free and clear of any claim, lien or encumbrance, except as disclosed on Section 2.07 of the FCN Disclosure Schedule.

          (b) Each FCN Significant Subsidiary is either a bank or a corporation and is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business and in good standing in each jurisdiction where the character of the assets or properties owned or leased by it or the nature of the business transacted by it requires it to be so qualified, except where the failure to so qualify, either individually or in the aggregate, would not have a Material Adverse Effect on FCN or the ability of FCN to consummate the transactions contemplated herein. Each FCN Significant Subsidiary has the corporate power and authority necessary for it to own, operate or lease its assets, properties and business and to carry on its business as it has been and is now being conducted.

          (c) For purposes of this Agreement, an "FCN Subsidiary" or a "Subsidiary" of FCN shall mean each corporation, financial institution and other entity which is consolidated with FCN for financial reporting purposes; provided, however, there shall not be included any such entity acquired in good faith through foreclosure, or any such entity to the extent that the equity securities of such entity are owned or controlled in a bona fide fiduciary capacity; and an "FCN Significant Subsidiary" or "Significant Subsidiary" of FCN shall mean any Significant Subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC.

      Section 2.08  FCN Filings.  FCN has previously made available, or will
                    -----------
make available prior to the Effective Time, to BBI true and correct copies of
(i) proxy statements of NBD Bancorp, Inc. ("NBD") and First Chicago Corporation ("FCC"), the predecessor corporations to FCN, relating to all meetings of their respective stockholders (whether special or annual) during calendar years 1994 and 1995 and (ii) all other reports, as amended, or filings, as amended, required to be filed under the Securities and Exchange Act of 1934, as amended (the "Securities Exchange Act") by FCC, NBD or FCN with the SEC since January 1, 1994, including without limitation, all reports on Forms 10-K, 10-Q and 8-K.

      Section 2.09  FCN Reports.  Since January 1, 1994, each of NBD, FCC and
                    -----------
FCN, and the FCN Significant Subsidiaries, has filed, and will continue to file, all reports and statements, together with any amendment required to be made with respect thereto, that it was, or will be required to file with the SEC, the Federal Reserve Board, the Office of the Comptroller of the Currency ("OCC"), the FDIC, the NASD and other applicable banking, securities and other regulatory authorities except where the failure to make such filing has not or will not have a Material Adverse Effect on FCN. There is no unresolved violation, criticism or exception by the SEC, Federal Reserve Board, OCC, FDIC or other agency, commission or entity with respect to any report or statement referred to herein that is likely to have a Material Adverse Effect on FCN.

      Section 2.10  Compliance with Laws.  (a)  Except as disclosed in Section
                    --------------------
2.10 of the FCN Disclosure Schedule, the businesses of FCN and the FCN Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any governmental entity, including, without limitation, any laws affecting financial institutions (including those pertaining to the Bank Secrecy Act, the investment of funds, the lending of money, the collection of interest and the extension of credit), federal and state securities laws, laws and regulations relating to financial statements and reports, truth-in-lending, truth-in-savings, usury, fair credit reporting, consumer protection, occupational safety, fair employment practices, fair labor standards and laws and regulations relating to employee benefits, and any statutes or ordinances relating to the properties occupied or used by FCN or any FCN Subsidiary, except for possible violations which either singly or in the aggregate do not and, insofar as reasonably can be foreseen in the future, will not have a Material Adverse Effect on FCN.

          (b) Except as disclosed in Section 2.10 of the FCN Disclosure Schedule, no investigation or review by any governmental entity with respect to FCN or any FCN Subsidiary is pending or, to the best knowledge of FCN, threatened, nor has any governmental entity indicated to FCN an intention to conduct the same, other than normal regulatory examinations or those the outcome of which will not have a Material Adverse Effect on FCN.

          (c) FCN and each of the FCN Subsidiaries, where applicable, is in substantial compliance with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder. As of the date of this Agreement, FCN has not been advised of the existence of any fact or circumstance or set of facts or circumstances which, if true, would cause FCN or any of the FCN Subsidiaries to fail to be in substantial compliance with such provisions. No FCN Subsidiary that is a financial institution has a Community Reinvestment Act rating from an applicable regulatory authority which is less than "satisfactory."

      Section 2.11  Disclosure.  None of the written information supplied by
                    ----------
FCN for inclusion in the Proxy Statement relating to the BBI Stockholders' Meeting or the information relating to FCN and the FCN Subsidiaries in the Registration Statement, will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the BBI Stockholders' Meeting or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act").

      Section 2.12  Litigation.  Except as disclosed in Section 2.12 of the
                    ----------
FCN Disclosure Schedule, there is no suit, action, investigation or proceeding, legal, quasi-judicial, administrative or otherwise, pending or, to the best knowledge of FCN, threatened, against or affecting FCN or any FCN Subsidiary, or any of their respective officers, directors, employees or agents, in their capacities as such, which in the reasonable judgment of FCN is likely to have a Material Adverse Effect on FCN or materially adversely affect the ability of FCN to consummate the transactions contemplated herein or which is seeking to enjoin consummation of the transactions provided for herein.

      Section 2.13  Taxes.  Except as disclosed in Section 2.13 of the FCN
                    ------
Disclosure Schedule, FCN and the FCN Significant Subsidiaries have each timely filed all tax and information returns required to be filed, except for such failures to file as cannot be reasonably expected to have a Material Adverse Effect on FCN. FCN and its Significant Subsidiaries have duly and timely paid, or established adequate reserves for the payment of, or is contesting in good faith, all taxes required to be paid in respect of the periods covered by such returns.

      Section 2.14  FCN Benefit Plans.  Each of the FCN benefit plans that is
                    -----------------
qualified under Section 401(a) of the Code ("FCN Qualified Plans") has been determined by the Internal Revenue Service to qualify under Section 401(a) of the Code, or an application for determination of such qualification has been timely made to the Internal Revenue Service prior to the end of the applicable remedial amendment period under Section 401(b) of the Code, and, to the best of FCN's knowledge, there exist no circumstances likely to materially adversely affect the qualified status of any such FCN Qualified Plan. All such FCN Qualified Plans established or maintained by FCN or any of the FCN Subsidiaries or to which FCN or any of the FCN Subsidiaries contribute are in compliance in all material respects with all applicable requirements of ERISA, and are in compliance in all material respects with all applicable requirements (including qualification and non-discrimination requirements in effect as of the Effective
Time) of the Code for obtaining the tax benefits the Code thereupon permits with respect to such FCN Qualified Plans.

      Section 2.15  Compliance With Environmental Laws.  Except as set forth in
                    ----------------------------------
Section 2.15 of the FCN Disclosure Schedule, all real property owned or occupied by FCN or any of its Subsidiaries (the "FCN Real Property"), is in compliance with all applicable environmental laws and regulations, except for such non-compliance as cannot be reasonably expected to have a Material Adverse Effect on FCN. To the knowledge of FCN, there are no outstanding citations, notices of violation, or orders of noncompliance issued to FCN or any of its Significant Subsidiaries, nor have FCN or any of its Significant Subsidiaries been advised that any such citation, notice of violation or order of noncompliance is contemplated, pursuant to any environmental law or regulation relating to any such FCN Real Property owned or occupied by FCN or any of its Significant Subsidiaries or relating to any real property no longer owned or occupied by FCN or any of its Significant Subsidiaries where the failure to cure the subject of such citation, notice of violation or order of noncompliance could reasonably be expected to have a Material Adverse Effect on FCN. To the knowledge of FCN, there are no liens against such FCN Real Property imposed pursuant to any environmental law or regulation which would have a Material Adverse Effect on FCN.

      Section 2.16  Contracts and Commitments.  Section 2.16 of the FCN
                    -------------------------
Disclosure Schedule contains (and shall be supplemented by FCN, as required by Section 5.10 hereof, so as to contain at the Closing Date) copies of the Restated Certificate of Incorporation and Bylaws of FCN, certified by an officer of FCN to be true and correct copies of such documents on the dates of such certificates.


      Section 2.17  Undisclosed Liabilities.  All of the obligations or
                    -----------------------
liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, and regardless of when asserted) arising out of transactions or events heretofore entered into, or any action or inaction, including taxes with respect to or based upon transactions or events heretofore occurring, that are required to be reflected, disclosed or reserved against in audited consolidated financial statements of FCN in accordance with generally accepted accounting principles ("Liabilities") have been so reflected, disclosed or reserved against in the FCN Financial Statements or in the notes thereto, and FCN and the FCN Subsidiaries have no other Liabilities except (a) Liabilities incurred since September 30, 1995 in the ordinary course of business or (b) Liabilities that, either alone or when combined with all similar liabilities, reasonably could not be expected to have a Material Adverse Effect on FCN.

      Section 2.18  Assets.   (a)   FCN and the FCN Subsidiaries have good and
                    ------
marketable title to their real properties, including leaseholds, and their other assets and properties, all as reflected as owned or held by FCN in the FCN Financial Statements, and those acquired since the date of the FCN Financial Statements, except for assets and properties (i) disposed of since such date or
(ii) the failure to have good and marketable title with respect to which is not reasonably expected to have a Material Adverse Effect on FCN.

          (b) All leases pursuant to which FCN or any FCN Subsidiary, as lessee, leases real or personal property which are material to the business of FCN on a consolidated basis are, to the best knowledge of FCN, valid, effective, and enforceable against the lessor in accordance with their respective terms except where their invalidity, ineffectiveness or unenforceability is not reasonably expected to have a Material Adverse Effect on FCN.


                                 ARTICLE III.


                     REPRESENTATIONS AND WARRANTIES OF BBI

      BBI represents and warrants to FCN that:

      Section 3.01  Organization.   BBI is a corporation duly organized, validly
                    ------------
existing and in good standing under the laws of the State of Delaware and has all requisite power and authority, corporate and otherwise, to own, operate and lease its assets, properties and business and to carry on its business substantially as it has been and is now being conducted. BBI is duly qualified to do business and is in good standing in each jurisdiction where the character of the assets or properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Material Adverse Effect on BBI or its ability to consummate the transactions contemplated herein. BBI has all requisite corporate power and authority to enter into this Agreement and, subject to the approval of this Agreement and the Merger by its stockholders and the receipt of all requisite regulatory approvals and the expiration of any applicable waiting periods, to consummate the transactions contemplated hereby. BBI is duly registered as a savings and loan holding company under HOLA.

      Section 3.02  Authorization.  The execution, delivery and performance of
                    -------------
this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of BBI. This Agreement has been duly executed and delivered by BBI and, subject to receipt of such approvals of regulatory authorities as may be required by statute or regulation, constitutes the valid and binding obligation of BBI and is enforceable against BBI (except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines).

      Section 3.03  Conflicts.   Subject to the second sentence of this
                    ---------
Section 3.03, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, or permit the acceleration of any obligation under, or result in the creation of any material lien, charge or encumbrance on any property or assets under, any provision of the Certificate of Incorporation or Bylaws of BBI or similar documents of any BBI Subsidiary (as defined in Section
3.07 hereof), or any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to BBI or BBI Bank or their respective properties, other than those which (i) will be cured or waived prior to the Effective Time; (ii) which will not have a Material Adverse Effect on BBI or BBI Bank; or (iii) are disclosed in Section 3.03 of that certain confidential writing delivered by BBI to FCN within two business days prior to the date hereof (the "BBI Disclosure Schedule"). No consent, approval, order or authorization of, or registration, declaration or filing with, any federal or state governmental authority is required by or with respect to BBI or BBI Bank in connection with the execution and delivery of this Agreement or the consummation by BBI of the transactions contemplated hereby, including the Bank Merger, except for: (a) the filing of all applicable regulatory applications by FCN, BBI and/or their respective Subsidiaries for approval of the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement; (b) the filing by FCN of the Registration Statement with the SEC and various blue sky authorities; (c) the filing of the Certificate of Merger with respect to the Merger with the Secretary of State of the State of Delaware; (d) any filings, approvals or non-action letters with or from state securities regulators; (e) any anti-trust filings, consents, waivers or approvals; and (f) the approval of this Agreement and the transactions contemplated hereby by the shareholders of BBI.

      Section 3.04  Anti-takeover Provisions Inapplicable.  No "business
                    -------------------------------------
combination," "moratorium," "control share" or other state anti-takeover statute or regulation, (i) prohibits or restricts BBI's ability to perform its obligations under this Agreement or its ability to consummate the transactions contemplated hereby, (ii) would have the effect of invalidating or voiding this Agreement or any provision hereof, or (iii) would subject FCN to any material impediment or condition in connection with the exercise of any of its right under this Agreement.

      Section 3.05  Capitalization.  (a)  As of the date hereof, the authorized
                    --------------
capital stock of BBI consists of (i) 1,100,000 shares of BBI Common Stock, $0.01 par value, of which 661,250 shares were issued and outstanding and no shares were held as treasury shares as of December 31, 1995 and (ii) 100,000 shares of preferred stock, $0.01 par value, of which none are issued and outstanding. All of the issued and outstanding shares of BBI Common Stock have been duly and validly authorized and issued, and are fully paid and non-assessable. None of the outstanding shares of BBI Common Stock has been issued in violation of any preemptive rights of current or past stockholders or are subject to any preemptive rights of the current or past stockholders of BBI. All of the issued and outstanding shares of BBI Common Stock will be entitled to vote to approve this Agreement and the Merger.

          (b) As of December 31, 1995, BBI had 66,125 shares of BBI Common Stock reserved for issuance under the BBI 1993 Stock Option and Incentive Plan (the "BBI Stock Option Plan") for the benefit of employees and directors of BBI and BBI Bank, pursuant to which options covering 54,896 shares of BBI Common Stock were outstanding as of such date (the "BBI Stock Options"). As of December 31, 1995, 22,861 shares of BBI Common Stock were outstanding under BBI Bank's Recognition and Retention Plan and Trust (the "RRP"). As of December 31, 1995, 52,900 shares of BBI Common Stock were outstanding under the BBI Employee Stock Ownership Plan ("ESOP"). Except as set forth in this Section, there are no shares of capital stock or other equity securities of BBI outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of BBI or BBI Bank, or contracts, commitments, understandings, or arrangements by which either BBI or BBI Bank is or may be bound to issue additional shares of its capital stock or options, warranties, or rights to purchase or acquire any additional share of its capital stock. Each BBI Stock Option has an exercise price of $10.00 per share, except that one participant under the BBI Stock Option Plan has a BBI Stock Option, covering 2,000 shares of BBI Common Stock, with an exercise price of $19.50 per share. Neither the execution or delivery of this Agreement, the approval of the Merger and this Agreement by the BBI stockholders nor the consummation of the transactions contemplated herein will accelerate the vesting or exercisability of any BBI Stock Options or BBI Common Stock issued or outstanding pursuant to the BBI Stock Option Plan or RRP.

     Section 3.06   BBI Financial Statements; Material Changes.  BBI has
                    ------------------------------------------
heretofore delivered to FCN its audited, consolidated financial statements for fiscal years ended December 31, 1994 and December 31, 1993 and its unaudited consolidated financial statements for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995 (together the "BBI Financial Statements"). The BBI Financial Statements (x) are true and correct in all material respects; (y) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, and except in the case of the unaudited consolidated financial statements for the absence of footnotes and for normal and recurring year-end adjustments which are not material); and (z) fairly present the consolidated financial position of BBI as of the dates thereof and the consolidated results of its operations, stockholders' equity, cash flows and changes in financial position for the periods then ended. Since December 31, 1994 to the date hereof, BBI and its Subsidiary have not undergone or suffered any changes in their respective condition (financial or otherwise), properties, business or operations which have been, in any case or in the aggregate, materially adverse to BBI on a consolidated basis except as disclosed in Section 3.06 of the BBI Disclosure Schedule.

      Section 3.07  BBI Subsidiaries.  (a)  The only Subsidiary of BBI is BBI
                    ----------------
Bank. BBI owns directly or indirectly all of the issued and outstanding shares of capital stock of BBI Bank. As of the date hereof, the authorized capital stock of BBI Bank consists of (i) 1,100,000 shares of common stock, $.01 par value, of which as of December 31, 1995, 661,250 shares were issued and outstanding and no shares were held as treasury shares and (ii) 100,000 shares of preferred stock with no par value, of which, as of December 31, 1995, none were issued and outstanding. Except as set forth in Section 3.07 of the BBI Disclosure Schedule, neither BBI nor BBI Bank owns directly or indirectly any debt or equity securities, or other proprietary interest in any other corporation, joint venture, partnership, entity, association or other business. All of the shares of capital stock of BBI Bank held by BBI are fully paid and non-assessable and are owned free and clear of any claim, lien or encumbrance, except as disclosed in Section 3.07 of the BBI Disclosure Schedule.

          (b) BBI Bank is a federally-chartered stock savings institution and is duly organized and validly existing under the laws of the United States. BBI Bank has the corporate power and authority necessary for it to own, operate or lease its assets, properties and business and to carry on its business substantially as it has been and is now being conducted.

          (c) For purposes of this Agreement, a "BBI Subsidiary" or a "Subsidiary" of BBI shall mean each corporation, savings bank, association, and other entity in which BBI owns or controls directly or indirectly 10% or more of the outstanding equity securities; provided, however, there shall not be included any such entity acquired in good faith through foreclosure, or any such entity to the extent that the equity securities of such entity are owned or controlled in a bona fide fiduciary capacity.

          (d) BBI Bank is a member in good standing of the Federal Home Loan Bank System. All eligible deposit accounts issued by BBI Bank are insured by the FDIC through the SAIF to the full extent permitted under applicable law.
BBI Bank is, and at all times since June 1, 1990 has been, a "domestic building and loan association" as defined in Section 7701(a)(19) of the Code and a "qualified thrift lender" as defined in Section 10(m) of HOLA. The liquidation account established by BBI Bank in connection with its conversion from mutual to stock form has been maintained since its establishment in accordance with applicable laws and the records with respect to said account are complete and accurate in all material respects.

      Section 3.08  BBI Filings.  BBI has previously made available, or will
                    -----------
make available prior to the Effective Time, to FCN true and complete copies of the (i) proxy statements relating to all meetings of stockholders (whether special or annual) of BBI during calendar years 1993, 1994 and 1995 and (ii) all other reports, as amended, or filings, as amended, required to be filed under the Securities Exchange Act by BBI with the SEC since January 1, 1994, including without limitation, all reports on Forms 10-KSB, 10-QSB and 8-K.

     Section 3.09   BBI Reports.  Since January 1, 1994, each of BBI and BBI
                    -----------
Bank has filed, and will continue to file, all reports and statements, together with any amendment required to be made with respect thereto, that it has, or will be, required to file with the SEC, the OTS, the FDIC, the NASD and other applicable banking, securities and other regulatory authorities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by the Internal Revenue Service, state and local taxing authorities, the OTS or the FDIC in the regular course of the business of BBI or BBI Bank, no federal, state or local governmental agency, commission or other entity has initiated any proceeding or, to the best knowledge of BBI, investigation into the business or operations of BBI or BBI Bank within the past two years except as set forth in Section 3.09 of the BBI Disclosure Schedule. There is no unresolved violation, criticism or exception by the SEC, OTS, FDIC or other agency, commission or entity with respect to any report or statement referred to herein that is material to BBI or BBI Bank.

      Section 3.10  Compliance With Laws.  (a)  Except as disclosed in Section
                    --------------------
3.10 of the BBI Disclosure Schedule, the businesses of BBI and BBI Bank are being conducted, in all material respects, in compliance with all laws, ordinances or regulations of governmental authorities, including without limitation, laws affecting financial institutions (including those pertaining to the Bank Secrecy Act, the investment of funds, the lending of money, the collection of interest and the extension of credit), federal and state securities laws, laws and regulations relating to financial statements and reports, truth-in-lending, truth-in-savings, usury, fair credit reporting, consumer protection, occupational safety, fair employment practices, fair labor standards and laws and regulations relating to employee benefits, and any statutes or ordinances relating to the properties occupied or used by BBI or BBI Bank.

          (b) Except as disclosed in Section 3.10 of the BBI Disclosure Schedule, no investigation or review by any governmental entity with respect to BBI or BBI Bank is pending or, to the best knowledge of BBI, threatened, nor has any governmental entity indicated to BBI an intention to conduct the same, other than normal thrift regulatory examinations and those the outcome of which will not have a Material Adverse Effect on BBI.

          (c) BBI and BBI Bank, where applicable, is in substantial compliance with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder. As of the date of this Agreement, BBI has not been advised of the existence of any fact or circumstance or set of facts or circumstances which, if true, would cause

BBI or BBI Bank to fail to be in substantial compliance with such provisions. BBI Bank does not have a Community Reinvestment Act rating from an applicable regulatory authority which is less than "satisfactory."

      Section 3.11  Disclosure.  None of the information supplied by BBI for
                    ----------
inclusion in the Proxy Statement or in the Registration Statement, will, in the case of the Proxy Statement or any amendments thereof, at the time of the BBI Stockholders' Meeting or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      Section 3.12  Litigation.  Except as disclosed in Section 3.12 of the
                    ----------
BBI Disclosure Schedule, there is no suit, action, investigation or proceeding, legal, quasi-judicial, administrative or otherwise, pending or, to the best knowledge of BBI, threatened, against or affecting BBI or BBI Bank or any of their respective officers, directors, employees or agents, in their capacities as such, which is seeking equitable relief or damages against BBI, BBI Bank, or any of their respective officers, directors, employees or agents, in their capacities as such, in excess of $50,000, or which would materially affect the ability of BBI to consummate the transactions contemplated herein or which is seeking to enjoin consummation of the transactions provided for herein or to obtain other relief in connection with this Agreement or the transactions contemplated hereby, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against BBI or BBI Bank or any of their respective officers, directors, employees or agents, in their capacities as such, having, or which, insofar as reasonably can be foreseen in the future, would have any such effect.

      Section 3.13  Licenses.  BBI and BBI Bank hold all licenses, certificates,
                    --------
permits, franchises and all patents, trademarks, service marks, trade names, copyrights or right thereto, and required authorizations, approvals, consents, licenses, clearances and orders or registrations with all appropriate federal, state or other authorities that are material to the conduct of their respective businesses as now conducted and as presently proposed to be conducted.

      Section 3.14  Taxes. (a) Except as disclosed in Section 3.14 of the BBI
                    -----
Disclosure Schedule, BBI and BBI Bank have each timely filed all tax and information returns required to be filed, except for such failures to file as cannot be reasonably expected to have a Material Adverse Effect on BBI. BBI and BBI Bank have paid (or BBI has paid on behalf of BBI Bank), or have accrued on their respective books and set up an adequate reserve for the payment of, all taxes reflected on such returns as required to be paid in respect of the periods covered by such returns and have accrued on their respective books and set up an adequate reserve for the payment of all income and other taxes anticipated to be payable in respect of periods through the end of the calendar month next preceding the date hereof. Neither BBI nor BBI Bank is delinquent in the payment of any tax, assessment or governmental charge. No deficiencies for any taxes have been proposed, asserted or assessed against BBI or BBI Bank that have not been resolved or settled and no requests for waivers of the time to assess any such tax are pending or have been agreed to. The income tax returns of BBI and BBI Bank have not been audited by the Internal Revenue Service, state, municipal or other taxing authority since 1994. Neither BBI nor BBI Bank is a party to any action or proceeding by any governmental authority for the assessment or the collection of taxes. Deferred taxes of BBI and BBI Bank have been accounted for in accordance with generally accepted accounting principles.

          (b) BBI has not filed any consolidated federal income tax return with an "affiliated group" (within the meaning of Section 1504 of the Code) where BBI was not the common parent of the group. Neither BBI nor BBI Bank is, or has been, a party to any tax allocation agreement or arrangement pursuant to which it has any contingent or outstanding liability to anyone other than BBI or BBI Bank.

          (c) BBI and BBI Bank have each withheld amounts from its employees, stockholders, or holders of public deposit accounts in compliance with the tax withholding provisions of applicable federal, state and local laws, have filed all federal, state and local returns and reports for all periods for which such returns or reports would be due with respect to income tax withholding, social security, unemployment taxes, income and other taxes and all payments or deposits with respect to such taxes have been timely made.

      Section 3.15  Insurance.  BBI and BBI Bank maintain insurance with
                    ---------
insurers which in the best judgment of management of BBI are sound and reputable, on their respective assets, and upon their respective businesses and operations, against loss or damage, risks, hazards and liabilities as in their judgment they deem appropriate. BBI and BBI Bank maintain in effect all insurance required to be carried by law or by any agreement by which they are bound. All material claims under all policies of insurance maintained by BBI and BBI Bank have been filed in due and timely fashion.

      Section 3.16  BBI Benefit Plans.  (a)   Section 3.16 of the BBI Disclosure
                    -----------------
Schedule contains a list and a true and correct copy (or, a description with respect to any oral employee benefit plan, practice, policy or arrangement), including all amendments thereto, of each compensation, consulting, employment, termination or collective bargaining agreement, and each stock option, stock purchase, stock grant, stock appreciation right, ESOP, life, health, accident or other insurance, bonus, deferred or incentive compensation, severance or separation agreement or any agreement providing any payment or benefit resulting from a change in control, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees, former employees, directors or former directors of BBI or BBI Bank or their respective beneficiaries, including, but not limited to, any employee benefit plans within the meaning of Section 3(3) of ERISA, which BBI or BBI Bank maintains, to which BBI or BBI Bank contributes, or under which any employee, former employee, director or former director of BBI or BBI Bank is covered or has benefit rights and pursuant to which any liability of BBI or BBI Bank exists or is reasonably likely to occur (the "BBI Benefit Plans"). Except as set forth in Section 3.16 of the BBI Disclosure Schedule, BBI and BBI Bank neither maintain nor have entered into any BBI Benefit Plan or other document, plan or agreement which contains any change in control provisions which would cause an increase or acceleration of benefits or benefit entitlements to employees or former employees of BBI or BBI Bank or their respective beneficiaries, or other provisions, which would cause an increase in the liability of BBI or BBI Bank or to FCN or any FCN Subsidiary as a result of the transactions contemplated by this Agreement or any related action thereafter (a "Change in Control Benefit"). The term "BBI Benefit Plans" as used herein refers to all plans contemplated under the preceding sentences of this Section 3.16, provided that the term "Benefit Plan" or "Benefit Plans" is used in this Agreement for convenience only and does not constitute an acknowledgment that a particular arrangement is an employee benefit plan within the meaning of Section 3(3) of ERISA. No Benefit Plan is a multi-employer plan within the meaning of
Section 3(37) of ERISA.

          (b) Each of the BBI Benefit Plans that is intended to be a pension, profit sharing, stock bonus, thrift or savings plan that is qualified under
Section 401(a) of the Code ("BBI Qualified Plans") has been determined by the Internal Revenue Service to qualify under Section 401(a) of the Code, or an application for determination of such qualification has been timely made to the Internal Revenue Service prior to the end of the applicable remedial amendment period under Section 401(b) of the Code (a copy of each such determination letter or pending application is included in Section 3.16 of the BBI Disclosure Schedule) and, to the best of BBI's knowledge, there exist no circumstances likely to materially adversely affect the qualified status of any such BBI Qualified Plan. All such BBI Qualified Plans established or maintained by BBI or any of BBI Bank or to which BBI or BBI Bank contribute are in compliance in all material respects with all applicable requirements of ERISA, and are in compliance in all material respects with all applicable requirements (including qualification and non-discrimination requirements in effect as of the Effective
Time) of the Code for obtaining the tax benefits the Code thereupon permits with respect to such BBI Qualified Plans. Neither BBI nor BBI Bank is a plan sponsor of, or contributes to, a defined benefit pension plan which is subject to Title IV of ERISA. All accrued contributions and other payments required to be made by BBI or BBI Bank to any BBI Benefit Plan through December 31, 1995, have been made or reserves adequate for such purposes as of December 31, 1995, have been set aside therefor and will be reflected in the BBI Financial Statements, dated as of December 31, 1995. Neither BBI nor BBI Bank is in material default in performing any of its respective contractual obligations under any of the BBI Benefit Plans or any related trust agreement or insurance contract, and there are no material outstanding liabilities of any such Plan other than liabilities for benefits to be paid to participants in such Plan and their beneficiaries in accordance with the terms of such Plan.

          (c) There is no pending or, to the best knowledge of BBI, threatened litigation or pending claim (other than benefit claims made in the ordinary course) by or on behalf of or against any of the BBI Benefit Plans (or with respect to the administration of any such Plans) now or heretofore maintained by BBI or BBI Bank which allege violations of applicable state or federal law which are reasonably likely to result in a liability on the part of BBI or BBI Bank or any such Plan.

          (d) BBI and BBI Bank and all other persons having fiduciary or other responsibilities or duties with respect to any BBI Benefit Plan are and have since the inception of each such Plan been in substantial compliance with, and each such Plan is and has been operated in substantial accordance with, its provisions and in substantial compliance with the applicable laws, rules and regulations governing such Plan, including, without limitation, the rules and regulations promulgated by the Department of Labor, the PBGC and the Internal Revenue Service under ERISA, the Code or any other applicable law. Notwithstanding the foregoing, no representation is made with respect to compliance by a third party insurance company. No "reportable event" (as defined in Section 4043(b) of ERISA) has occurred with respect to any BBI Benefit Plan. No BBI Benefit Plan has engaged in or been a party to a "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975(c) of the Code). All BBI Benefit Plans that are group health plans have been operated in compliance with the group health plan continuation requirements of
Section 4980B of the Code and Section 601 of ERISA.

          (e) Neither BBI nor BBI Bank has made any payments, or is or has been a party to any agreement or any BBI Benefit Plan, that under any circumstances could obligate it to make payments that are or will not be deductible because of Sections 162(m) or 280G of the Code.

          (f) Section 3.16 of the BBI Disclosure Schedule describes any obligation that BBI or BBI Bank has to provide health or welfare benefits to retirees or other former employees, directors or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA), including information as to the number of retirees, other former employees or directors and dependents entitled to such coverage and their ages.

          (g) Section 3.16 of the BBI Disclosure Schedule lists: (i) each employment, compensation, consulting, severance or termination agreement to which BBI or BBI Bank is a party; (ii) each BBI Stock Option, showing the holder thereof, the number of shares, the exercise price per share, the vesting dates thereof, and a copy of the option agreements relating thereto; and (iii) each of the RRP participants, showing the number of outstanding shares of BBI Common Stock credited to each participant and the vesting dates thereof.

          (h) BBI and BBI Bank have filed or caused to be filed, and will continue to file or cause to be filed, in a timely manner all filings pertaining to each BBI Benefit Plan with the Internal Revenue Service and the Department of Labor, as prescribed by the Code or ERISA, or regulations issued thereunder.
All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no misstatements or omissions in any such filing which would be material to the financial condition of BBI on a consolidated basis. Notwithstanding the foregoing, no representation is made with respect to filings by a third party insurance company.

          (i) None of the actions taken or contemplated to be taken in accordance with Section 5.12(c) of this Agreement will violate or conflict with any agreement or understanding with the ESOP trustee.

      Section 3.17  Compliance with Environmental Laws.  (a)  Except as set
                    ----------------------------------
forth in Section 3.17 of the BBI Disclosure Schedule, all real property owned or occupied by BBI or BBI Bank (the "BBI Real Property"), is in compliance with all applicable environmental laws and regulations, except for such non-compliance as cannot be reasonably expected to have a Material Adverse Effect on BBI. To the knowledge of BBI, there are no outstanding citations, notices of violation, or orders of noncompliance issued to BBI or BBI Bank, nor have BBI or BBI Bank been advised that any such citation, notice of violation or order of noncompliance is contemplated, pursuant to any environmental law or regulation relating to any such BBI Real Property owned or occupied by BBI or relating to any real property no longer owned or occupied by BBI or BBI Bank where the failure to cure the subject of such citation, notice of violation or order of noncompliance could reasonably be expected to have a Material Adverse Effect on BBI. To the knowledge of BBI, there are no liens against such BBI Real Property imposed pursuant to any environmental law or regulation which would have a Material Adverse Effect on BBI.

      Section 3.18  Contracts and Commitments.  Section 3.18 of the BBI
                    -------------------------
Disclosure Schedule contains (and shall be supplemented by BBI, as required by Section 5.10 hereof, so as to contain at the Closing Date) copies of each of the following documents, certified by an officer of BBI to be true and correct copies of such documents on the dates of such certificates:

          (a) A list and description of each outstanding loan agreement, mortgage, pledge agreement or other similar document or commitment to extend credit to any officer or director of BBI or BBI Bank.

          (b) A list and description of each outstanding letter of credit and each commitment to issue a letter of credit in excess of $50,000 to which BBI or BBI Bank is a party and/or under which it may (contingently or otherwise) have any liability.

          (c) A list and description of each contract or agreement (not otherwise included in the BBI Disclosure Schedule or specifically excluded therefrom in accordance with the terms of this Agreement) involving goods, services or occupancy and which (i) has a term of more than six months; (ii) cannot be terminated on thirty days (or less) written notice without penalty; and (iii) involves an annual expenditure by BBI or BBI Bank in excess of $25,000.

          (d) The Certificate of Incorporation, Charter and Bylaws of BBI and BBI Bank.

          (e) A list and description of all powers of attorney granted by BBI or BBI Bank which are currently in force.

          (f) A list of all policies of insurance currently maintained by BBI or BBI Bank and a list of all unsettled or outstanding claims of BBI or BBI Bank which have been, or to the best knowledge of BBI, will be, filed with the companies providing insurance coverage for BBI or BBI Bank (except for routine claims for health benefits).

          (g) Each lease or license with respect to real or personal property, whether as lessor, lessee, licensor or licensee, with annual rental or other payments due thereunder in excess of $50,000 to which BBI or BBI Bank is a party, which does not expire within six months from the date hereof and cannot be terminated upon 30 days (or less) written notice without penalty.

          (h) All employment, consulting, advisory and professional services contracts or arrangements to which BBI or BBI Bank is a party, including an estimate of the fees and expenses paid or payable thereunder.

          (i) All judgments, orders, injunctions, court decrees or settlement agreements arising out of or relating to the labor and employment practices or decisions of BBI or BBI Bank which, by their terms, continue to bind or affect BBI or BBI Bank.

          (j) All orders, decrees, or other agreements with regulatory agencies binding upon or affecting the current operations of BBI or BBI Bank or any of their directors of officers in their capacities as such.

          (k) All trademarks, trade names, service marks, patents, or copyrights, whether registered or the subject of an application for registration, which are owned by BBI or BBI Bank or licensed from a third party.

          (l) All contracts, agreements, commitments and understandings with any labor union or guild (including any collective bargaining agreement).

          (m) Each other agreement to which BBI or BBI Bank is a party (which does not expire within six months from the date hereof and cannot be terminated upon 30 days (or less) written notice without penalty) which individually during its term could commit BBI or BBI Bank to an expenditure (either individually or through a series of installments) in excess of $50,000 or which creates a material right or benefit to receive payments, goods or services not referred to elsewhere in this Section 3.18 including without limitation:

               (i) each agreement of guaranty or indemnification running to any person;

               (ii) each agreement containing any covenant limiting the right of BBI or BBI Bank to engage in any line of business or to compete with any person;

               (iii) each agreement with respect to any license, permit and similar matter that is necessary to the operations of BBI or BBI Bank;

               (iv) each agreement that requires the consent or approval of any other party in order to consummate the Merger;

               (v) each agreement relating to the servicing of loans and each mortgage forward commitment and similar agreement pursuant to which BBI or BBI Bank sells to others mortgages which it originates;

               (vi) each contract relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities and each interest rate swap agreement or other agreement relating to the hedging of interest rate risks; and

               (vii) each contract or agreement (with the exception of the
                     Federal National Mortgage Association or Federal Home Loan Mortgage Corporation Seller's Guide), including but not limited to each contract or agreement pursuant to which BBI or BBI Bank has sold, transferred, assigned or agreed to service any loan, which provides for any recourse or indemnification obligation on the part of BBI or BBI Bank.

     Section 3.19   Defaults. There has not been any default in any material
                    --------
obligation to be performed by BBI or BBI Bank under any material contract or commitment, and neither BBI or BBI Bank has waived, and will not waive prior to the Effective Time, any material right under any material contract or commitment. To the best knowledge of BBI, no other party to any material contract or commitment is in default in any material obligation to be performed by such party.

      Section 3.20  Corporate Records.  The corporate record books, transfer
                    -----------------
books and stock ledgers of BBI and BBI Bank are complete and accurate in all material respects and reflect all meetings, consents and other material actions of the organizers, incorporators, stockholders, Boards of Directors and committees of the Boards of Directors of BBI and BBI Bank and all transactions in their respective capital stocks, since their respective inceptions.

      Section 3.21  Undisclosed Liabilities.  All of the Liabilities have, in
                    -----------------------
the case of BBI and BBI Bank, been reflected, disclosed or reserved against in the BBI Financial Statements or in the notes thereto, and BBI and BBI Bank have no other Liabilities except (a) Liabilities incurred since September 30, 1995 in the ordinary course of business or (b) as disclosed in Section 3.21 of the BBI Disclosure Schedule.

      Section 3.22  Assets.  (a)    BBI and BBI Bank have good and marketable
                    ------
title to their real properties, including any leaseholds and ground leases, and their other assets and properties, all as reflected as owned or held by BBI or BBI Bank in the BBI Financial Statements dated as of September 30, 1995, and those acquired since such date, except for (i) assets and properties disposed of since such date in the ordinary course of business and (ii) liens (except taxes which are a lien but not yet payable and easements, rights-of-way and other non-monetary restrictions which are not material) none of which, in the aggregate, except as set forth in Section 3.22 of the BBI Disclosure Schedule, are material to the assets of BBI on a consolidated basis. All buildings, structures, fixtures and appurtenances comprising part of the real properties of BBI and BBI Bank (whether owned or leased) are in good operating condition and have been well maintained, reasonable wear and tear excepted. Title to all real property owned by BBI and BBI Bank, including its main office at 120 S. Hough Street, Barrington, Illinois, is held in fee simple, except as otherwise noted in the BBI Financial Statements as of September 30, 1995, or as set forth in Section
3.22 of the BBI Disclosure Schedule. BBI or BBI Bank have title or other rights to their respective assets sufficient in all material respects for the conduct of their respective businesses as presently conducted, and except as set forth in the BBI Financial Statements as of September 30, 1995 or in Section 3.22 of the BBI Disclosure Schedule, free, clear and discharged of and from any and all liens, charges, encumbrances, security interests and/or equities which are material to BBI or BBI Bank.

          (b) All leases pursuant to which BBI or BBI Bank as lessee, leases real or personal property which are material to the business of BBI on a consolidated basis are, to the best knowledge of BBI, valid, effective, and enforceable against the lessor in accordance with their respective terms. There is not under any of such leases any existing default, or any event which with notice or lapse of time or both would constitute a default, with respect to either BBI or BBI Bank, or to the best knowledge of BBI, the other party.
Except as disclosed in Section 3.22 of the BBI Disclosure Schedule, none of such leases contains a prohibition against assignment by BBI or BBI Bank, by operation of law or otherwise, or any other provision which would preclude the Surviving Corporation or BBI Bank from possessing and using the leased premises for the same purposes and upon the same rental and other terms upon the consummation of the Merger as are applicable to the use by BBI or BBI Bank as of the date of this Agreement.

      Section 3.23  Indemnification.  To the best knowledge of BBI, except as
                    ---------------
set forth in Section 3.23 of the BBI Disclosure Schedule, no action or failure to take action by any director, officer, employee or agent of BBI or any BBI Subsidiary has occurred which would give rise to a claim or a potential claim by any such person for indemnification from BBI or any BBI Subsidiary under any corporate indemnification provisions of BBI or any BBI Subsidiary in effect on the date of this Agreement (whether contained in BBI's or BBI Bank's Certificate of Incorporation, Charter or Bylaws or arising by virtue of any contract, resolution or other agreement or document).

                                 ARTICLE IV.

         COVENANTS OF FCN AND BBI

         Section 4.01  Business in Ordinary Course.
                       ---------------------------

          (a) During the period from the date of this Agreement to the Effective Time, BBI shall, and shall cause its Subsidiary to, conduct its business only in the ordinary and usual course consistent with past practices and shall, and shall cause such Subsidiary to, use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

          (b) Without the prior written consent of FCN, BBI shall not declare, set aside or pay any dividend or make any other distribution with respect to its capital stock whether in cash, stock or other property, after the date of this Agreement, except for the declaration and payment of regular quarterly cash dividends on the BBI Common Stock in an amount not to exceed the amount of the most recent quarterly cash dividend paid by BBI prior to the date of this Agreement; provided, however, that the parties agree that BBI shall coordinate the declaration of dividends on BBI Common Stock, and the record date and payment dates relating thereto, with the dividend record and payment dates for FCN Common Stock so that the holders of BBI Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of BBI Common Stock.

          (c) Except as expressly provided herein, during the period from the date hereof to the Effective Time, BBI and BBI Bank will not, without the prior written consent of FCN, and except as set forth in Schedule 4.01 of the BBI Disclosure Schedule:

                 (i) issue, sell or pledge any capital stock or any options, warrants, or other rights to subscribe for or purchase capital stock or any securities convertible into or exchangeable for any capital stock, except pursuant to options outstanding on the date hereof under the BBI Stock Option Plan or pursuant to the exercise of the Stock Option Agreement dated of even date hereof, between FCN and BBI (the "FCN Stock Option Agreement") in accordance with its terms;

                 (ii) directly or indirectly redeem, purchase or otherwise acquire any capital stock or ownership interests of BBI or BBI Bank (except for the acquisition of shares held in a fiduciary capacity or in satisfaction of debts previously contracted);

                 (iii) effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise merge, liquidate, reorganize or recapitalize;

                 (iv) change its Charter, Certificate of Incorporation or Bylaws;

                 (v) enter into, adopt or amend any employment agreement, severance agreement, change of control agreement or similar agreement or plan relative to the foregoing; or grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to directors, officers or employees; or except as required by law, pay or agree to pay any bonus, or adopt or make any change in any bonus, insurance, pension, or other BBI Benefit Plan or grant or award any additional shares of BBI Common Stock under the RRP;

                 (vi) except in the ordinary course of its business consistent with past practice, borrow or agree to borrow any funds, including but not limited to repurchase transactions, or indirectly guarantee or agree to guarantee any obligations of others;

                 (vii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in a principal amount in excess of $500,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $500,000 (excluding for this purpose any accrued interest or overdrafts) (except for new loans, letters of credit or advances in an aggregate principal amount up to $2,500,000 to Raintree Homes Inc.), without the prior written consent of FCN , which approval or rejection shall be given on a timely basis after delivery by BBI to FCN of the complete loan package;

                 (viii) enter into, modify or extend any agreement, contract or commitment out of the ordinary course of business, other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit documents made in the ordinary course of business;

                 (ix) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance;

                 (x) place on any of its real estate assets or properties any mortgage, pledge, lien, charge or other encumbrance;

                 (xi) cancel any material indebtedness owing to it or any claims which it may possess or waive any rights of material value;

                 (xii) sell or otherwise dispose of any real property or any material amount of tangible or intangible personal property other than properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness owed to BBI Bank;

                 (xiii) knowingly or wilfully commit any act or fail to commit any act which will cause a material breach of any agreement, contract or commitment;

                 (xiv) violate any law, statute, rule, governmental regulation, or order, which violation might have a Material Adverse Effect on BBI;

                 (xv) purchase or commit to purchase any real or personal property, deposit liabilities or make any capital expenditure where the amount paid or committed therefor is in excess of $50,000, except for outstanding commitments set forth in Section 3.19 of the BBI Disclosure Schedule;

                 (xvi) engage in any activity or transaction outside the ordinary course of business;

                 (xvii) enter into or acquire any derivatives contract or structured note;

                 (xviii) enter into any new, or modify, amend or extend the terms of any existing, contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk; or

                 (xix) settle any claim, action or proceeding involving monetary damages, except in the ordinary course of business consistent with past practice.

          (d) BBI and BBI Bank shall not, without the prior written consent of FCN, wilfully engage in any transaction or wilfully take any action that would render untrue any of the representations and warranties of BBI contained in
Article III hereof, if such representations and warranties were given as of the date of such transaction or action.

          (e) BBI will, and will cause BBI Bank to, use their best efforts to maintain their respective properties and assets in their present state of repair, order and condition, reasonable wear and tear excepted, and to maintain and keep in full force and effect all policies of insurance presently in effect, including the insurance of accounts with the FDIC. BBI will, and will cause BBI Bank to, take all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters known by BBI which could reasonably give rise to a claim prior to the Effective Time.

          (f) BBI and BBI Bank will as soon as possible following the execution of this Agreement, but in no event later than the Effective Time, (i) amend the First Federal Savings Bank of Barrington Employee Severance Compensation Plan (the "Employee Severance Compensation Plan") to provide that such plan shall terminate one year following the Effective Time and (ii) amend the federal stock charter of BBI Bank to repeal Section 8(A) effective no later than the Effective Time.

      Section 4.02  Certain Actions.  (a)  Neither BBI (nor BBI Bank) (i) shall
                    ---------------
solicit, initiate, participate in discussions of, or encourage or take any other action, directly or indirectly, to facilitate (including by way of the disclosing or furnishing of any information that it is not legally obligated to disclose or furnish) any inquiry or the making of any proposal relating to any Acquisition Transaction (as defined below) or a potential Acquisition Transaction with respect to itself or BBI Bank or (ii) shall (A) solicit, initiate, participate in discussions of, or encourage or take any other action, directly or indirectly, to facilitate any inquiry or proposal, or (B) enter into any agreement, arrangement, or understanding (whether written or oral) regarding any proposal or transaction providing for or requiring it to abandon, terminate or fail to consummate this Agreement, or compensating it or BBI Bank under any of the instances described in this clause. BBI shall immediately instruct and otherwise use its best efforts to cause its directors, officers, employees, agents, advisors (including, without limitation, any investment banker, attorney, or accountant retained by it or BBI Bank), consultants and other representatives to comply with such prohibitions. BBI shall immediately cease any existing activities, discussions, or negotiations with any parties conducted heretofore with respect to such activities. Notwithstanding the foregoing, BBI and BBI Bank may provide information at the request of, and/or enter into negotiations with, a third party with respect to an Acquisition Transaction if and only if the Board of Directors of BBI shall be advised in a written opinion of Silver, Freedman & Taff, L.L.P., or other firm of outside counsel reasonably acceptable to FCN, that such action is advisable in order for the Board of Directors of BBI to act in a manner which is consistent with its fiduciary obligations under Delaware law. BBI shall promptly notify FCN orally and in writing in the event it receives any such inquiry or proposal and shall provide reasonable detail of all relevant facts relating to such inquiries. This Section shall not prohibit compliance with Rules 14d-9 and 14e-2 under the Securities Exchange Act (or with any other applicable laws, regulations or directives of any public authorities) and shall not prohibit accurate disclosure by BBI in any document (including the Proxy Statement and the Registration Statement) or other disclosure under applicable law if, in the reasonable judgement of the Board of Directors of BBI, upon advice of counsel, disclosure is appropriate under applicable law.

          (b) "Acquisition Transaction" shall, with respect to BBI, mean any of the following: (i) a merger or consolidation, or any similar transaction (other than the Merger), of any company with either BBI or BBI Bank, (ii) a purchase, lease or other acquisition of all or substantially all the assets of either BBI or BBI Bank, (iii) a purchase or other acquisition of "beneficial ownership" by any "person" or "group" (as such terms are defined in Section

13(d)(3) of the Securities Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) which would cause such person or group to become the beneficial owner of securities representing 20% or more of the voting power of either BBI or BBI Bank , but excluding the acquisition of beneficial ownership by any employee benefit plan maintained or sponsored by BBI or (iv) a tender or exchange offer to acquire securities representing 20% or more of the voting power of BBI.

                                 ARTICLE V.

     ADDITIONAL AGREEMENTS

     Section 5.01   Inspection of Records; Confidentiality.  (a)  FCN and BBI
                    --------------------------------------
shall each afford to the other and to the other's accountants, counsel and other representatives (and their Subsidiaries) reasonable access during normal business hours during the period prior to the Effective Time to all of their respective properties, books, contracts, commitments and records, including all attorneys' responses to auditors' requests for information, and accountants' work papers, developed by either of them or their respective Subsidiaries or their respective accountants or attorneys, and will permit each other and their respective representatives to discuss such information directly with each other's officers, directors, employees, attorneys and accountants. FCN and BBI shall each use their best efforts to furnish to the other all other information concerning its business, properties and personnel as such other party may reasonably request. Any failure to comply with this covenant shall be disregarded if promptly corrected without material adverse consequences to the other party. The availability or actual delivery of information shall not affect the representations, warranties, covenants, and agreements of the party providing such information that are contained in this Agreement or in any certificates or other documents delivered pursuant hereto.

           (b) In the event that this Agreement is terminated, each party shall return all non-public documents furnished hereunder, shall destroy all documents or portions thereof prepared by such other party that contain non-public information furnished by the other party pursuant hereto and, in any event, shall hold all non-public information confidential unless or until such information is or becomes a matter of public knowledge or is or becomes known to the party receiving the information through persons other than the party providing such information.

    Section 5.02    Registration Statement; Stockholder Approval.  As soon as
                    --------------------------------------------
practicable after the date hereof, FCN shall file the Registration Statement with the SEC, and BBI and FCN shall use their best efforts to cause the Registration Statement to become effective under the Securities Act. FCN will take any action required to be taken under the applicable blue sky or securities laws in connection with the issuance of the shares of FCN Common Stock in the Merger. Each party shall furnish all information concerning it and the holders of its capital stock as the other party may reasonably request in connection with such action. BBI shall call the BBI Stockholders' Meeting as soon as reasonably practicable after the date of this Agreement for the purpose of voting upon this Agreement and the Merger. In connection with the BBI

Stockholders' Meeting, (i) BBI, with the cooperation of FCN, shall prepare the Proxy Statement as part of the Registration Statement and BBI shall mail the Proxy Statement to its stockholders and (ii) the Board of Directors of BBI shall recommend to its stockholders as in the best interests of the stockholders the approval of this Agreement and the Merger provided, however, that such recommendation may be withdrawn, modified or amended, or not made at all, after the receipt by BBI of an offer to effect an Acquisition Transaction (as defined in Section 4.02 hereof) with BBI if and only if the Board of Directors of BBI shall be advised in a written opinion of Silver, Freedman & Taff, L.L.P., or other firm of outside counsel reasonably acceptable to FCN, that such action is advisable in order for the Board of Directors of BBI to act in a manner which is consistent with its fiduciary obligations under Delaware law.

      Section 5.03  Affiliate Letters.  BBI shall use best efforts to obtain and
                    -----------------
deliver to FCN as promptly as practicable after (and shall use its reasonable best efforts to obtain and deliver within five business days after) the date hereof a signed representation letter substantially in the form of Exhibit 5.03 hereto from each executive officer and director of BBI and each stockholder of BBI or other person who BBI reasonably believes is an "affiliate" of BBI within the meaning of such term as used in Rule 145 under the Securities Act and shall use its best efforts to obtain and deliver to FCN a signed representation letter substantially in the form of Exhibit 5.03 from any person who becomes an executive officer or director of BBI or any stockholder who becomes such an "affiliate" after the date hereof as promptly as practicable after (and shall use its reasonable best efforts to obtain and deliver within five business days after) such person achieves such status. For a period of at least two years after the Effective Time, FCN shall file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Securities Exchange Act, so that the public information provisions of Rule 144(c) under the Securities Act are satisfied and the resale provisions of paragraphs (d)(1) and (2) are therefore available to such affiliates in the event they desire to transfer shares of FCN Common Stock issued to them in the Merger.

      Section 5.04  Brokers.  Each of FCN and BBI represents, as to itself and
                    -------
its Subsidiaries, that no agent, broker, investment banker or other firm or person or officer or director of either is or will be entitled to any broker's or finder's fee or any other commission, bonus or similar fee in connection with any of the transactions contemplated by this Agreement, other than Hovde Financial, Inc., which has provided advice to BBI at its request in connection with the Merger and whose fee for such services (which is set forth in Schedule
5.04 of the Disclosure Schedule) shall be paid by BBI.

      Section 5.05  Cooperation.  Each party covenants that it will use its
                    -----------
best efforts to bring about the transactions contemplated by this Agreement as soon as practicable, unless this Agreement is terminated as provided herein. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement at the earliest practicable time.
In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of FCN or BBI, as the case may be, shall take all such necessary action. Each party shall use its reasonable best efforts to preserve for itself and the other party each available legal privilege with respect to the confidentiality of their negotiations and related communications, including the attorney-client privilege. Notwithstanding the foregoing, the obligations of BBI and its Subsidiary set forth in this Section 5.05 shall be subject to the fiduciary obligations of the Board of Directors of BBI set forth in Sections 4.02(a) and 5.02 herein.

      Section 5.06  Regulatory Applications.  FCN, BBI and/or their respective
                    -----------------------
Subsidiaries shall, as soon as reasonably practicable, file all necessary applications relating to the Merger, the Bank Merger, and other transactions contemplated or this Agreement with all applicable regulatory authorities, and shall use their best efforts to respond as promptly as practicable to all inquiries received concerning said applications. In the event of an adverse or unfavorable determination by any regulatory authority, or in the event the Merger is challenged or opposed by any administrative or legal proceeding, whether by the United States Department of Justice or otherwise, the determination of whether and to what extent to seek appeal or review, administrative or otherwise, or other appropriate remedies shall be made by FCN. The party filing an application shall deliver a copy thereof to the other party in advance of filing with a reasonable opportunity for such other party to review the application, and copies of all responses from or written communications from regulatory authorities relating to the Merger or this Agreement (to the extent permitted by law), and the filing party shall also deliver a final copy of each regulatory application to the other party promptly after it is filed with the appropriate regulatory authority. Each party shall advise the other party periodically of the status of each regulatory application.

      Section 5.07  Financial Statements and Reports.  From the date of this
                    --------------------------------
Agreement and prior to the Effective Time: (a) each party will deliver to the other, not later than ninety 90 days after the end of any fiscal year, its Annual Report on Form 10-K or 10-KSB as the case may be (and all schedules and exhibits thereto) for the fiscal period then ended prepared in conformity with generally accepted accounting principles; (b) BBI will deliver to FCN not later than 30 days after the end of any fiscal quarter, the Reports of Condition and Income filed by each of its Subsidiaries that is a financial institution with its primary regulator which shall be prepared in accordance with all applicable rules and regulations; (c) each party will deliver to the other not later than 45 days after the end of each quarter, its Report on Form 10-Q or 10-QSB, as the case may be, for such quarter as filed with the SEC which shall be prepared in conformity with generally accepted accounting principles and the rules and regulations of the SEC; and (d) BBI will deliver to FCN any and all other material reports filed by BBI or BBI Bank with the SEC, the Federal Reserve Board, the OCC, the FDIC, the OTS, or any other regulatory agency within three business days of the filing of any such report.

      Section 5.08  Notice.   At all times prior to the Effective Time, each
                    ------
party shall promptly notify the other in writing of the occurrence of any event which will or may result in the failure to satisfy any of the conditions specified in Sections 6.01 or 6.02 hereof. In the event that either party becomes aware of the occurrence or impending occurrence of any event which would constitute or cause a breach by it of any of its representations and warranties, covenants or agreements herein in any material respect, or would have constituted or caused a breach by it of its representations and warranties, covenants or agreements herein in any material respect, had such an event occurred or been known prior to the date hereof, said party shall immediately give detailed and written notice thereof to the other party, and shall, unless the same has been waived in writing by the other party, use its reasonable efforts to remedy the same, provided that such efforts, if not successful, shall not be deemed to satisfy any condition precedent to the Merger.

      Section 5.09  Press Releases.  Except as provided in Section 4.02(a) or as
                    --------------
otherwise reasonably determined by a party upon advice of counsel to comply with its legal obligations, at any time prior to the Effective Time, each party shall mutually agree with the other prior to the issuance of any press release or other information to the press or any third party for general circulation with respect to this Agreement or the transactions contemplated hereby.

      Section 5.10  Delivery of Supplements to Disclosure Schedules.  Five
                    -----------------------------------------------
business days prior to the Effective Time, each party will supplement or amend its Disclosure Schedule with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in the Disclosure Schedule or in any representation and warranty made by the disclosing party which has been rendered inaccurate thereby. For purposes of determining the accuracy of the representations and warranties of FCN and BBI contained, respectively, in Articles II and III hereof in order to determine the fulfillment of the conditions set forth in Section 6.01(a) and 6.02(a) hereof as of the date of this Agreement, the Disclosure Schedule of each party shall be deemed to include only that information contained therein on the date it is initially delivered to the other party.

      Section 5.11  Litigation Matters.  BBI will consult with FCN about any
                    ------------------
proposed settlement, or any disposition of, any litigation involving amounts in excess of $50,000.

      Section 5.12  Options; RRP; BBI Employee Stock Ownership Plan; Employment
                    -----------------------------------------------------------
                    Agreements; Benefits and Related Matters.
                    ----------------------------------------

          (a) BBI Stock Option Plan.  The BBI Stock Option Plan and each BBI
              ---------------------
Stock Option outstanding on the date hereof and remaining outstanding immediately prior to the Effective Time shall, at the Effective Time, be assumed by FCN and each such option shall be converted automatically into an option to purchase shares of FCN Common Stock in an amount and at an exercise price determined as provided below and (otherwise subject to, the terms of BBI's Stock Option Plan):

          (i) The number of shares of FCN Common Stock to be subject to the substituted option shall be equal to the product of the number of shares of BBI Common Stock subject to the original option and the Exchange Ratio, provided that any fractional shares of

FCN Common Stock resulting from such multiplication shall be rounded to the nearest share; and

          (ii) The exercise price per share of FCN Common Stock under the substituted option shall be equal to the exercise price per share of BBI Common Stock under the original option divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest cent.

          The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. The duration and other terms of the new option shall be the same as the original option, except that all references to BBI shall be deemed to be references to FCN.

          Notwithstanding the foregoing, each director of BBI and each employee of BBI named on Exhibit 5.12(a) hereto and who is a holder of a BBI Stock Option pursuant to the BBI Stock Option Plan outstanding on the date hereof and remaining outstanding at the Effective Time shall receive from FCN, as soon as reasonably practical after the Effective Time, whether or not the BBI Stock Option is then exercisable, a cash payment in an amount equal to the product of
(i) the number of shares of BBI Common Stock subject to such option listed on
Exhibit 5.12(a) and (ii) the excess, if any, of $25.85 over the exercise price per share of such option, net of any cash which must be withheld under federal and state income and employment tax requirements; provided, however, the amount herein payable to a director or employee shall be subject to a cut-back, if necessary, so that FCN is not obligated to make a payment in respect of a BBI Stock Option that will not be deductible, because of Section 280G of the Code. Such cash payments shall be in consideration for, and shall result in, the settlement and cancellation of such options only to the extent of the shares subject to such option listed on Exhibit 5.12(a). The portion of the options that shall be settled and cancelled shall be the portion scheduled to vest at the latest dates. As a condition to the receipt of a cash payment in cancellation of options, each option holder shall execute and deliver to FCN a cancellation agreement in form and substance reasonably satisfactory to FCN.

          (b) RRP.  The RRP and each RRP agreement issued thereunder outstanding
              ---
on the date hereof and remaining outstanding immediately prior to the Effective Time shall, at the Effective Time, be assumed by FCN. Any shares of FCN Common Stock ("FCN Restricted Stock") to be issued pursuant to this Agreement in exchange for shares of BBI Common Stock that are subject to forfeiture restrictions ("Restricted Stock") under the RRP shall remain subject to the same forfeiture restrictions formerly applicable to the BBI Common Stock, an appropriate legend may be made on the certificates for FCN Restricted Stock issued in the exchange indicating the applicable restrictions and any related agreement(s) that apply to the vesting or forfeiture of such shares (and the FCN Restricted Stock shall otherwise be subject to the terms of the RRP) and the certificates for FCN Restricted Stock may be held in safekeeping by or on behalf of FCN pending expiration of the forfeiture restrictions.

          Notwithstanding the foregoing, each director of BBI and each employee of BBI named on Exhibit 5.12(b) hereto and who is a holder of Restricted Stock pursuant to the RRP outstanding on the date hereof and remaining outstanding at the Effective Time shall receive from FCN, as soon as reasonably practical after the Effective Time, whether or not the Restricted Stock is then exercisable, a cash payment in an amount equal to the product of (i) the number of shares of Restricted Stock held by or for the account of such director or employee and listed on Exhibit 5.12(b) and (ii) $25.85, net of any cash which must be withheld under federal and state income and employment tax requirements; provided, however, the amount herein payable to a director or employee shall be subject to a cut-back, if necessary, so that FCN is not obligated to make a payment in respect of Restricted Stock that will not be deductible, because of
Section 280G of the Code. Such cash payments shall be in consideration for, and shall result in, the settlement and cancellation of such Restricted Stock only in respect of the shares of Restricted Stock listed on Exhibit 5.12(b). The shares of Restricted Stock that shall be deemed settled and cancelled shall be the shares of Restricted Stock scheduled to vest at the latest dates. As a condition to the receipt of a cash payment in cancellation of Restricted Stock, each holder shall execute and deliver to FCN a cancellation agreement in form and substance reasonably satisfactory to FCN.

          (c)  BBI Employee Stock Ownership Plan.
               ---------------------------------

     From and after the date of this Agreement through the Effective Time, BBI and its Subsidiary may make such contributions to the ESOP as BBI and its Subsidiary shall reasonably determine to maximize repayment of the ESOP loan; provided, however, that all such contributions shall be deductible by BBI or the BBI Subsidiary under Section 404 of the Code and otherwise in compliance with
Section 415 of the Code. At or immediately prior to the Effective Time, the ESOP shall be amended to provide that (i) a participant shall not be required to be employed on the last day of the plan year to receive allocations thereunder,
(ii) the definition of compensation for all purposes of the ESOP including allocations under Section 415 of the Code shall be W-2 wages limited, however, to the amount of W-2 wages received in calendar year 1995, (iii) all accounts thereunder shall be fully vested and nonforfeitable and (iv) the FCN Common Stock issued upon the conversion of the BBI Common Stock in the Merger shall become the qualifying employer security for purposes of the ESOP subject to the following provisions of this paragraph. From and after the Effective Time through December 31, 1997, FCN shall make, or shall cause a FCN Subsidiary to make such maximum annual contributions to the ESOP, as permitted by Sections 404 and 415 of the Code, so as to maximize payments on the ESOP loan as promptly as practicable and to maintain the ESOP as a separate plan for the benefit of those persons who are ESOP participants immediately prior to the Effective Time, it being the intention of the parties that through December 31, 1997 the ESOP will be maintained exclusively for the benefit of those persons employed by BBI or a BBI Subsidiary prior to the Effective Time and during such period allocations of benefits shall be made to them to the maximum extent permitted by law. Upon payment in full of the ESOP loan on December 31, 1997, FCN shall cause the ESOP to be terminated or merged into another tax-qualified plan of FCN as soon as practicable thereafter. FCN, at its expense, may in its discretion file one or more Applications for Determination with the appropriate district office of the Internal Revenue

Service (the"Key District Office") relating to the amendment and termination or merger of the ESOP and the distribution of the assets of the ESOP to participants, former participants and their beneficiaries and the requirements of this paragraph shall be subject to any requirements imposed by the Internal Revenue Service as a condition for determining that the ESOP continues to be qualified under Section 401(a) and 4975 of the Code. If the ESOP loan has not been fully retired as of December 31, 1997, then the Application for Determination will include a request for the conversion to cash of a sufficient amount of FCN Common Stock to retire the ESOP loan. Upon receipt of a favorable Determination Letter from the Key District Office in response to the Application for Determination, FCN shall cause the ESOP to make distribution of benefits from the ESOP at the earliest practicable time in a manner consistent with the favorable Determination Letter. In this regard participants, former participants, and their beneficiaries will be offered the ability to transfer to or to make a tax-free rollover, to the extent permitted by law, to an individual retirement account at their election. In the event that a person listed on the attached Exhibit 5.12(c) is employed by BBI or a BBI Subsidiary immediately prior to the Effective Time, then such person shall as soon as practicable following the calendar year of his termination of employment, or if earlier upon the termination or merger of the ESOP be paid by FCN or an FCN Subsidiary an amount equal to the aggregate of (i) the cash amount set forth opposite his/her name on Exhibit 5.12(c) plus (ii) $25.85 divided by the Exchange Ratio (as adjusted for recapitalizations, stock splits and the like but not stock dividends) multiplied by the difference between (x) the amount of shares listed opposite his/her name on Exhibit 5.12(c) multiplied by the Exchange Ratio (as adjusted for recapitalizations, stock splits, stock dividends and the like) and
(y) the number of shares of FCN Common Stock allocated to his/her account under the ESOP as of the end of the calendar year following such employment termination plus (iii) the amount of the cash dividends on the number of shares of FCN Common Stock resulting from (x)-(y) above with record dates on or after the Effective Time through the date of termination of employment; provided, however, that FCN shall not be obligated to make any such cash payment under any circumstances in which such payments are or will not be deductible because of
Section 280G of the Code and provided further, that the amount specified in
Exhibit 5.12(c) shall be subject to verification and confirmation by FCN prior to payment. Notwithstanding the forgoing, BBI shall make an application to the Key District Office for a determination letter or ruling relating to the proposed termination of the ESOP as of the Effective Time providing for the conversion to cash of a sufficient number of FCN Common Stock received in the Merger with respect to unallocated employer securities to fully retire the ESOP loan with all remaining unallocated employer securities (or proceeds) being allocated as ESOP earnings to participants or former participants of the ESOP without any amount thereof being subject to limitation on allocation under
Section 415 of the Code. In the event that a favorable determination letter or ruling is received by BBI prior to December 31, 1996 relating to the matters set forth in the preceding sentence and allocations to participants consistent with such favorable determination letter or ruling will result in the same or substantially the same economic value to the persons listed on Exhibit 5.12(c) as would be received by such persons had the ESOP been continued through December 31, 1997, then the ESOP may be terminated by FCN with distribution of assets being made as soon as practicable thereafter with recipients being given the opportunity for transfer or tax-free rollover to individual retirement accounts.

               (d)  Written Agreements with Employees.   As soon as practicable
                    ---------------------------------
following the execution of this Agreement, BBI and/or BBI Bank will enter into new employment agreements with Messrs. Hugh H. Palmer and Peter S. Fidler and Ms. Georgeanna Smalarz in a form reasonably acceptable to BBI and FCN for the periods set forth in the next sentence, in exchange for the cancellation and termination of their existing severance agreements as of the Effective Time.
FCN agrees to continue to employ Messrs. Hugh H. Palmer and Peter S. Fidler and Ms. Georgeanna Smalarz at their same compensation currently in effect as of the Effective Time for a period of 24 months, 18 months and 18 months, respectively. FCN shall assume all of the obligations of BBI Bank under the Employee Severance Plan. The rights of BBI or BBI Bank employees under the Employee Severance Plan shall be deemed for all purposes of this Agreement to be vested contractual rights of such employees and the obligation of FCN with respect thereto shall survive the Effective Time.

               (e)  Continuing Employees.  To the extent permitted by applicable
                    --------------------
law, from and after the Effective Time, the former employees of BBI and BBI Bank who are continuing employees of FCN or any FCN Subsidiary after the Effective Time (the "Continuing Employees") shall be entitled to participate in the applicable FCN benefit plans and receive full credit for their prior employment with BBI and BBI Bank as if they were then employed by FCN or an FCN Subsidiary for purposes of eligibility to participate in, vesting and benefits (but not accrual of benefits under any FCN defined benefit plans); except, however, any Continuing Employee shall not participate in any FCN defined contribution retirement plan for plan years prior to 1998 during which they received allocations under the ESOP and any Continuing Employee who terminates employment for any reason after the Effective Time and receives severance payments pursuant to or calculated based upon the Employee Severance Plan shall not be entitled to severance or other benefits under the FCN Reduction in Workforce Policy or any successor FCN severance or reduction policy or plans. The Continuing Employees will not be subject to any exclusion or penalty for pre-existing conditions that were covered under the BBI health plan immediately prior to the Effective Time or any waiting period relating to coverage under the FCN health plan. Effective one year following the Effective Time, Continuing Employees rights under the Employee Severance Plan shall terminate.

      Section 5.13  Extent of Knowledge.  For purposes of this Agreement and any
                    -------------------
other certificate or document delivered by one party to the other pursuant hereto, the "best knowledge" of FCN or BBI shall be limited to matters actually known to any of its executive officers.

      Section 5.14  Tax Treatment.  Neither BBI or BBI Bank, nor FCN or any of
                    -------------
the FCN Subsidiaries, shall voluntarily take any action which would disqualify the transaction contemplated in this Agreement as a "reorganization" pursuant to
Section 368(a) of the Code.

      Section 5.15  Stock Exchange Listing.  FCN shall use its best efforts to
                    ----------------------
list on the NYSE subject to official notice of issuance, the shares of FCN Common Stock to be issued in the Merger.

      Section 5.16  Directors' and Officers' Indemnification Insurance.  FCN
                    --------------------------------------------------
agrees that the Merger shall not affect or diminish any of BBI's or BBI Bank's duties and obligations of indemnification existing immediately prior to the Effective Time in favor of employees, agents, directors, or officers of BBI or BBI Bank arising by virtue of the Certificate of Incorporation, Charter or Bylaws of BBI and BBI Bank in the form in effect at the date of this Agreement or arising by operation of law or arising by virtue of any contract, resolution or other agreement or document existing at the date of this Agreement, and such duties and obligations shall continue in full force and effect for so long as they would (but for the Merger) otherwise survive and continue in full force and effect. FCN shall cause the persons serving as officers and directors of BBI and BBI Bank immediately prior to the Effective Time to be covered for a period of three years from the Effective Time by the directors' and officers' liability insurance policy maintained by BBI and BBI Bank (provided that FCN may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such.

     Section 5.17   Reservation of Shares.  FCN shall take all corporate action
                    ---------------------
necessary to reserve for issuance a sufficient number of shares of FCN Common Stock for delivery pursuant to the plans referred to in Section 5.12(a) hereof. As soon as practicable after the Effective Time, FCN shall file an appropriate registration statement or registration statements (which may be done by means of an amendment to the Registration Statement) with respect to such shares and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as necessary to cover issuance of such shares pursuant to such plans.

      Section 5.18  Data Processing and Contracts.  To the extent permitted by
                    -----------------------------
applicable regulatory requirements:

     (a) Commencing on the date hereof and continuing through the Effective Time, BBI agrees to provide reasonable access to its facilities, personnel, files and equipment, and the facilities, personnel, files and equipment of its Subsidiary, and agrees to use its reasonable best efforts to provide such access to third parties providing services or equipment to BBI or its Subsidiary, to officers, employees, agents and representatives of FCN and its Subsidiaries for the purpose of FCN effecting a conversion (the "Conversion") of the data processing and operating systems of BBI and its Subsidiary to the data processing and operating systems of FCN and its Subsidiaries at the Effective Time or as soon as possible thereafter as FCN may determine. Such access, which shall include, without limitation, the right of FCN and its Subsidiaries to install and test on the premises of BBI and its Subsidiary all equipment and systems necessary or appropriate to effect the Conversion, the right to train officers, employees, agents and representatives of BBI and its Subsidiary, and the right to maintain without cost or expense to FCN or its Subsidiaries adequate working space on site at BBI and its Subsidiary. Such access and Conversion activities shall be designed and implemented to the extent reasonably practicable to limit interference with the normal business of BBI and its Subsidiary.

Immediately upon execution of this Agreement and through the Effective Time, BBI agrees to make available and cause its Subsidiary to make available, Georgeanna Smalarz, Vice President and Sandy Wilson, Assistant Vice President and any other officer, employee or agent who BBI management reasonably believes has the appropriate training and expertise in data processing and operations to work with FCN and its Subsidiaries in order to effectuate the Conversion. BBI and FCN agree to jointly review and approve all external communications relating to the Conversion.

     (b) From the effective date of this Agreement through the Effective Time, BBI agrees that neither it nor its Subsidiary will, except with respect to loans, extensions of credit and deposit taking activities, enter into, renew, extend, modify or terminate any contract or other agreement with an aggregate value in excess of $25,000 (i) without consulting with FCN or (ii) if FCN advises against such action, unless, in the case of (ii), BBI reasonably believes such action is in the best interests of BBI and will not unduly restrict, delay or materially increase the expenses of the Conversion. BBI and its Subsidiary will use their reasonable efforts to implement prior to the Effective Time the joint decision of BBI and FCN with respect to any such agreement.

                                  ARTICLE VI.

     CONDITIONS

     Section 6.01   Conditions to the Obligations of FCN.  Notwithstanding any
                    ------------------------------------
other provision of this Agreement, the obligations of FCN to consummate the Merger are subject to the following conditions precedent (except as to those which FCN may chose to waive):

          (a) All of the representations and warranties made by BBI in this Agreement and in any documents or certificates provided by BBI in accordance with this Agreement shall have been true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time except for information contained in a subsequent Disclosure Schedule of BBI relating to any event or series of events arising after the date hereof which does not have a Material Adverse Effect on BBI or as otherwise contemplated by this Agreement;

          (b) BBI shall have performed in all material respects all obligations and shall have complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time;

          (c) There shall not have been any action taken or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any federal or state government or governmental agency or instrumentality or court, which would prohibit FCN's ownership or operation of all or a material portion of the business or assets of BBI or BBI Bank, or would compel FCN to dispose of all or a material portion of the business or assets of BBI Bank, as a result of this Agreement, or which would render FCN or BBI unable to consummate the transactions contemplated by this Agreement;

          (d) Since the date hereof, BBI shall not have suffered Material Adverse Effect;

          (e) FCN shall have received the opinion of Silver, Freedman & Taff, L.L.P., counsel to BBI, in the form of the attached Exhibit 6.01(e);

          (f) FCN shall have received a certificate signed by the President and Chief Executive Officer of BBI, dated as of the Effective Time, certifying that based upon his best knowledge, the conditions set forth in Sections 6.01(a),
(b), (c) and (d) hereof have been satisfied; and

          (g) All regulatory approvals and consents to consummate the Bank Merger shall have been received and all required waiting periods shall have expired.

          (h) As of the end of the month ending prior to the Closing Date, the consolidated stockholders' equity of BBI shall not be less than $11.3 million. In computing such amount, the determination shall be made in accordance with generally accepted accounting principles as in effect on the date hereof and applied consistently with prior periods and there shall be added back the following expenses, charges and similar amounts which are paid or accrued by BBI or its Subsidiary: (i) all Merger related expenses for executive compensation, investment banker fees and expenses, legal fees and expenses, accounting fees and expenses, expenses of the Stockholder Meeting, expenses for the preparation, printing and mailing of the proxy statement, and expenses for the preparation of regulatory applications and the registration statement; (ii) expenses requested or required in writing by FCN; (iii) any one-time special insurance premium assessed by the FDIC on deposits insured by the SAIF; (iv) charges related to any change in generally accepted accounting principles or regulatory accounting principles that would require the bad debt reserve of a thrift institution to be restored to income; (v) charges, fees and expenses related to any change with respect to, or effect on, BBI resulting from any other matter affecting depository institutions generally, including, without limitation, changes in general economic conditions and changes in prevailing interest and deposit rates; and (vi) any other items of expense which are mutually agreed to by BBI and FCN.

      Section 6.02  Conditions to the Obligations of BBI.  Notwithstanding any
                    ------------------------------------
other provision of this Agreement, the obligations of BBI to consummate the Merger are subject to the following conditions precedent (except as to those which BBI may chose to waive):

          (a) All of the representations and warranties made by FCN in this Agreement and in any documents or certificates provided by FCN in accordance with this Agreement shall have been true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time except for information contained in a subsequent Disclosure Schedule of FCN relating to any event or series of events arising after the date hereof which does not have a Material Adverse Effect on FCN or as otherwise contemplated by this Agreement;

          (b) FCN shall have performed in all material respects all obligations and shall have complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time;

          (c) BBI shall have received the opinion of Sherman I. Goldberg, Executive Vice President, General Counsel and Secretary, to FCN, in the form attached hereto as Exhibit 6.02(d); and

          (d) BBI shall have received a certificate signed by any Executive Vice President or more senior officer of FCN, dated as of the Effective Time, that based upon his best knowledge, the conditions set forth in Sections 6.02(a), (b) and (c) have been satisfied.

      Section 6.03  Conditions to the Obligations of the Parties.
                    --------------------------------------------
Notwithstanding any other provision of this Agreement, the obligations of FCN on the one hand, and BBI on the other hand, to consummate the Merger are subject to the following conditions precedent (except as to those which FCN or BBI may chose to waive):

          (a) No preliminary or permanent injunction or other order by any federal or state court which prevents the consummation of the Merger shall have been issued and shall remain in effect;

          (b) The parties shall have received all applicable regulatory approvals and consents to consummate the transactions contemplated in this Agreement and all required waiting periods shall have expired;

          (c) The Registration Statement shall have been declared effective under the Securities Act and no stop orders shall be in effect and no proceedings for such purpose shall be pending or threatened by the SEC;

          (d) Each party shall have received, in form and substance reasonably satisfactory it, an opinion, dated as of the Effective Time, from its counsel substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time:

              (i)    The Merger will constitute a tax free reorganization under
                     Section 368(a)(1)(A) of the Code and FCN and BBI will each be a party to the reorganization;

              (ii) No gain or loss will be recognized by FCN or BBI as a result of the Merger;

              (iii) No gain or loss will be recognized by the stockholders of BBI who exchange their BBI Common Stock solely for FCN Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in FCN Common Stock);

              (iv) The tax basis of the FCN Common Stock received by stockholders who exchange all of their BBI Common Stock solely for FCN Common Stock in the Merger will be the same as the tax basis of the BBI Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received); and

              (v) The holding period of FCN Common Stock received by stockholders of BBI in the Merger will include the period during which the shares of BBI Common Stock surrendered in exchange therefor were held; provided, such BBI Common Stock was held as a capital asset by the holder of such BBI Common Stock at the Effective Time.

     In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of FCN, BBI and others.

          (f) The FCN Common Stock to be issued to holders of BBI Common Stock shall have been approved for listing on the NYSE subject to official notice of issuance; and

          (g) The Merger shall have been approved by the requisite vote of the holders of BBI Common Stock.


                                 ARTICLE VII.

      TERMINATION; EXPENSES; AMENDMENT; WAIVER

      Section 7.01  Termination.  This Agreement may be terminated at any time
                    -----------
prior to the Effective Time:

          (a) By the mutual written consent of the Boards of Directors of FCN and BBI;

          (b) At any time prior to the Effective Time, by FCN or BBI if there shall have been a final judicial or regulatory determination (as to which all periods for appeal shall have expired and no appeal shall be pending) that any material provision of this Agreement is illegal, invalid or unenforceable (unless the enforcement thereof is waived by the affected party) or denying any regulatory application the approval of which is a condition precedent to either party's obligations hereunder;

               (c) At any time on or before the date specified in 7.01(f) hereof, by FCN or BBI in the event that any of the conditions precedent to the obligations of such party to the Merger are rendered impossible to be satisfied or fulfilled by said date (other than by reason of a breach by the party seeking to terminate);

               (d) By either party at any time after the stockholders of BBI fail to approve this Agreement and the Merger by the required vote at the BBI Stockholders' Meeting;

               (e) By FCN or BBI, in the event of a material breach by the other party of any representation, warranty, covenant or agreement contained herein or in any schedule or document delivered pursuant hereto, which breach would result in the failure to satisfy the closing condition set forth in Section 6.01(a) or 6.01(b), in the case of FCN, or Section 6.02(a) or 6.02(b), in the case of BBI, and which breach cannot be or is not cured within 30 days after written notice of such breach is given by the non-breaching party to the party committing such breach; or

               (f) By either party on or after December 31, 1996, in the event the Merger has not been consummated by such date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein).

                   In the event either party elects to effect any termination pursuant to Section 7.01(b) through 7.01(f) above, it shall give written notice to the other party hereto specifying the basis for such termination.

      Section 7.02  Expenses.  Each of the parties shall bear its own costs,
                    --------
fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby; provided, however the costs of expenses of printing and mailing the proxy statement and printing the Registration Statement and all filing and other fees paid to the SEC in connection with the Merger shall be borne equally by FCN and BBI.

      Section 7.03  Survival of Agreements.  In the event of termination of this
                    ----------------------
Agreement by either FCN or BBI as provided in Section 7.01, this Agreement shall forthwith become void and have no effect except that (i) the agreements contained in Sections 5.01(b), 5.05 and 7.02 hereof shall survive the termination hereof and (ii) nothing contained in this Section 7.03 shall relieve any party thereto from any liability for any willful and material breach of this Agreement.

      Section 7.04  Amendment.  This Agreement may be amended by the parties
                    ---------
hereto by action taken or authorized by their respective Boards of Directors at any time before or after approval hereof by the stockholders of BBI but, after such approval, no amendment shall be made which changes the form of consideration or the value of the consideration to be received by the stockholders of BBI without the approval of the stockholders of BBI. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. FCN and BBI may, without approval of their respective Boards of Directors, make such technical changes to this Agreement, not inconsistent with the purposes hereof, as may be required to effect or facilitate any regulatory approval or acceptance of the Merger or of this Agreement or to effect or facilitate any regulatory or governmental filing or recording required for the consummation of any of the transactions contemplated hereby.

      Section 7.05  Waiver.  Any term, provision or condition of this Agreement
                    ------
(other than the requirement of BBI stockholder approval) may be waived in writing at any time by the party which is entitled to the benefits hereof. Each and every right granted to any party hereunder, or under any other document delivered in connection herewith or therewith, and each and every right allowed it by law or equity, shall be cumulative and may be exercised from time to time. The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect such party's right at a later time to enforce the same. No waiver by any party of a condition or of the breach of any term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, covenant, representation or warranty of this Agreement. No investigation, review or audit by FCN of BBI or BBI of FCN prior to or after the date hereof shall estop or prevent either party form exercising any right hereunder or be deemed to be a waiver of any such right.


                                 ARTICLE VIII.

      GENERAL PROVISIONS

      Section 8.01  Survival.  All representations, warranties, covenants and
                    --------
agreements of the parties in this Agreement or in any instrument delivered by the parties pursuant to this Agreement (other than the agreements, covenants and obligations set forth herein which are contemplated to be performed after the Effective Time) shall not survive the Effective Time, provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive FCN or BBI (or any of their respective directors, officers, employees or agents) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any stockholder or former stockholder of either FCN of BBI, the aforesaid representations, warranties, and covenants being material inducements to consummation by FCN, BBI and the Surviving Corporation of the transactions contemplated hereby.


      Section 8.02  Notices.  All notices and other communications hereunder
                    -------
shall be in writing and shall be deemed given if delivered personally, by facsimile transmission or by registered or certified mail to the parties at the following addresses (or at such other address for a party as shall be specified by like notice) and shall be deemed to be delivered on the date so delivered:

          (a)  if to FCN:

               First Chicago NBD Corporation
               One First National Plaza
               Suite 0035
               Chicago, Illinois 60670

               Attention:     Terence C. Wise




               copy to:

               First Chicago NBD Corporation
               One First National Plaza
               Suite 0292
               Chicago, Illinois 60670

               Attention:     Daniel P. Cooney




          (b)  if to BBI:

               Barrington Bancorp, Inc.
               120 S. Hough Street
               Barrington, Illinois 60010



               copy to:  Hugh H. Palmer

               Silver, Freedman & Taff, L.L.P.
               1100 New York Avenue, N.W.
               Suite 700
               Washington, D.C. 20005

               Attention:  Christopher R. Kelly, P.C.

     Section 8.03  Applicable Law.  This Agreement shall be construed and
                   --------------
interpreted according to the laws of the State of Delaware without regard to conflicts of laws principles thereof, except to the extent that the federal laws of the United States apply.

      Section 8.04  Headings.  The article headings and section headings
                    ---------
contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

      Section 8.05  Severability.  If any term, provision, covenant, or
                    ------------
restriction contained in this Agreement is held by a final and unappealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Agreement to not achieve its essential purposes.

     Section 8.06   Entire Agreement; Binding Effect; Non-Assignment;
                    -------------------------------------------------
Counterparts; No Third-Party Beneficiaries.  Except as otherwise expressly
- ------------------------------------------
provided herein, this Agreement (including the documents and instruments referred to herein) and the FCN Option Agreement constitute the entire agreement between the parties hereto and supersede all other prior agreements and undertakings, both written and oral, between the parties, with respect to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party hereto. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement. Except for provisions of Sections
5.12 and 5.16 hereof, neither this Agreement nor the FCN Option Agreement is intended to confer upon any person other than the parties thereto any rights or remedies thereunder.

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the day and year first above written.

                              FIRST CHICAGO NBD CORPORATION



                              By:
                                  -----------------------------------



                              BARRINGTON BANCORP, INC.



                              By:
                                  -----------------------------------
                                    Hugh H. Palmer
                                    President

                                                                     Appendix II
                             Hovde Financial, Inc.



January 25, 1996


Board of Directors
Barrington Bancorp, Inc.
120 South Hough Street
Barrington, Illinois  60010

Members of the Board:

     Barrington Bancorp, Inc. ("Barrington") and First Chicago NBD Corporation ("FCN") have entered into an Agreement and Plan of Merger, dated as of January 25, 1996 (the "Agreement") pursuant to which Barrington will merge with and into FCN (the "Merger"). As set forth in the Agreement, at the effective time of the Merger, all of the outstanding shares of Barrington common stock (collectively "Barrington Common Stock") will be exchanged for that number of shares of FCN common stock ("FCN Common Stock") equal to $25.85 per share as determined pursuant to Section 1.02(b) of the Agreement (the "Exchange Ratio") and subject to certain adjustments and limitations as provided by the Agreement. Further, at the effective time of the Merger, as set forth in Section 5.12 of the Agreement, (i) certain outstanding options granted pursuant to the Barrington Stock Option Plan shall be canceled in consideration of cash equal to the product of (A) the number of shares of Barrington Common Stock subject to such options and (B) the excess of $25.85 over the aggregate exercise price of such options and (ii) certain such outstanding options shall be converted into options to purchase FCN Common Stock in amounts and at exercise prices determined pursuant to such Section 5.12. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of Barrington.

     Hovde Financial, Inc. ("Hovde") specializes in providing investment banking and financial advisory services to commercial bank and thrift institutions. Our principals are experienced in the independent valuation of securities in connection with negotiated underwritings, subscription and community offerings, private placements, merger and acquisition transactions and recapitalizations. We are familiar with Barrington, having entered into a consulting agreement with Barrington pursuant to which we have acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Agreement.

     Pursuant to this consulting agreement, we have received and will receive compensation from Barrington in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. At your direction, we solicited the interest of third parties regarding a possible business combination with Barrington. The Agreement is the result of this solicitation.

Board of Directors
Barrington Bancorp, Inc.
January 25, 1996
Page 2


     During the course of our engagement, we reviewed and analyzed material bearing upon the financial and operating conditions of Barrington and FCN and material prepared in connection with the proposed transaction, including the following: the Agreement; certain publicly available business and financial information concerning Barrington, FCN, First Chicago Corporation ("First Chicago") and NBD Bancorp, Inc. ("NBD"); certain unaudited financial information as of December 31, 1995 for Barrington and FCN; the terms of recent merger and acquisition transactions involving thrifts and thrift holding companies that we considered relevant; historical market prices and trading volumes for Barrington Common Stock and FCN Common Stock; and certain financial and other information provided to us by the managements of Barrington and FCN. We also compared Barrington and FCN from a financial point of view with certain other companies we deemed to be relevant.

     In addition, we have conducted meetings with members of the senior management of Barrington and FCN for the purpose of reviewing the future prospects of Barrington and FCN. We also evaluated the pro forma ownership of FCN Common Stock by Barrington's shareholders relative to the pro forma contribution of Barrington's assets, liabilities, equity and earnings to the pro forma company, and conducted such other studies, analyses and examinations as we deemed appropriate. We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our knowledge of the bank and thrift industries and our general experience in securities valuations.

     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information and representations that were provided or made available to us by Barrington, FCN and their respective representatives and of the publicly available information reviewed by us. We also relied upon FCN's management as to the reasonableness and achievability of the certain anticipated financial and operating targets provided to us (and the assumptions and bases therefor) with regard to the recently completed merger of First Chicago with and into NBD. In that regard, we assumed that such targets including without limitation projected cost savings and revenue enhancements resulting from this merger, reflected the best currently available estimates and judgments of FCN's management and that such targets would be realized in the amounts and in the time periods currently estimated by FCN's management. We did not independently verify and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Barrington and FCN at December 31, 1995 were adequate to cover potential losses and complied fully with applicable law, regulatory policy and sound banking practices as of the date of such financial statements. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Barrington or FCN, nor did we make any independent evaluation or appraisal of the assets, liabilities or prospects of Barrington or FCN; we were not furnished with any such evaluation or appraisal. In addition, we were not retained to and did not review any individual credit files.

Board of Directors
Barrington Bancorp, Inc.
January 25, 1996
Page 3


     We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Barrington and FCN. In rendering this opinion, we have been advised by Barrington and FCN and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval for the Merger and we have further assumed that in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on FCN as the surviving corporation that would have a material adverse effect on FCN or the contemplated benefits of the Merger. We have also assumed that there would not occur any change in the applicable law or regulation that would cause a material adverse change in the prospects or operations of FCN as the surviving corporation after the Merger.

     Our opinion is based solely upon the information available to us and the economic, market and other circumstances as they exist as of the date hereof. Events occurring after and/or information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof.

     We are not expressing any opinion herein as to the prices at which shares of FCN Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of Barrington Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of Barrington Common Stock.

     This letter is solely for the information of the Board of Directors and stockholders of Barrington and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Barrington Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Board of Directors
Barrington Bancorp, Inc.
January 25, 1996
Page 4




     Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Exchange Ratio is fair, from a financial point of view, to the shareholders of Barrington.

                                    Sincerely,

                                    HOVDE FINANCIAL, INC.



                                    By: /s/ Steven Hovde
                                        ------------------------------

                                                                    Appendix III

                              Section 262 of the
                       Delaware General Corporation Law




(S) 262.  Appraisal Rights.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S) 251, 252, 254, 257, 258, 263 or 264 of this title:

         (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

         (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S) (S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation;

             b. Shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities

                                     III-1
         exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

             c. Cash in lieu of fractional shares of the corporations described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock and cash in lieu of fractional shares described in the foregoing subparagraphs a., b. and
         c. of this paragraph.

         (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(3) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

         (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                                     III-2

         (2) If the merger or consolidation was approved pursuant to (S) 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication

                                     III-3
shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be

                                     III-4
entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                     III-5

          PART II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 20. Indemnification of Directors and Officers

     Article Eighth of the Registrant's Restated Certificate of Incorporation, as amended, provides for indemnification of directors and officers. The provision provides that any person shall be indemnified and reimbursed by the Registrant for expenses and liabilities imposed upon the person in connection with any action, suit or proceeding, civil or criminal, or threat thereof, in which the person may be involved by reason of the person being or having been a director, officer, employee or agent of the Registrant, or of any corporation or organization which the person served in any capacity at the request of the Registrant, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful; provided, however, that no indemnification shall be made in respect of any matter as to which such person have been adjudged to be liable for negligence or misconduct in the performance of the person's duty to the Registrant unless the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity.

     The directors and officers of the Registrant are covered by an insurance policy, indemnifying them against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

     (a) This Registration Statement includes the following Exhibits:

     Exhibit
     Number                          Description of Exhibits
     ------                          -----------------------

     2 Agreement and Plan of Merger, dated as of January 25, 1996, between Barrington Bancorp, Inc. and First Chicago NBD Corporation (included in Part I of this Registration Statement as Appendix I to the Proxy Statement/Prospectus).

     3(a) Restated Certificate of Incorporation of the Registrant (incorporated by reference herein to Exhibit 3(A) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).

     3(b) By-laws of the Registrant (incorporated by reference herein to Exhibit 3(B) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).

    5 Opinion of Counsel to the Registrant as to the legality of the securities being issued.

    8 Opinion of Silver, Freedman & Taff, L.L.P. as to federal income tax matters.

    23(a)      Consent of Arthur Andersen LLP.

    23(b)      Consent of KPMG Peat Marwick LLP.

    23(c) Consent of Counsel to the Registrant (included in Exhibit 5 hereof).

    23(d)      Consent of Silver, Freedman & Taff, L.L.P.

    23(e) Consent of Hovde Financial, Inc. (included in Part I of this Registration Statement as Appendix II to the Proxy
               Statement/Prospectus).

    24         Powers of Attorney.

    99(a)      Form of Proxy for Barrington Bancorp, Inc.

    99(b) Stock Option Agreement, dated as of January 25, 1996, between Barrington Bancorp, Inc. and First Chicago NBD Corporation (incorporated by reference herein to Exhibit B to the Registrant's Schedule 13D dated February 2, 1996 relating to Barrington Bancorp, Inc.).

Item 22.  Undertakings.

     The undersigned Registrant hereby undertakes:

               (l) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     Provided, however, that paragraph (l)(i) and (l)(ii) do not apply if the Registration Statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by mean of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employer benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

               (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

               (7) That prior to any public reoffering of the securities registered hereunder though use of a prospectus which is a part of a Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

               (8) That every prospectus (i) that is filed pursuant to paragraph (l) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (9) That, insofar as indemnification for liabilities arising under the

Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant pursuant to Registrant's indemnification provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, First Chicago NBD Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-4 and has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, Illinois, on the 3rd day of May, 1996.


                                     FIRST CHICAGO NBD CORPORATION


                                     By /s/ Robert A. Rosholt
                                       ---------------------
                                        Robert A. Rosholt
                                        Attorney-in-fact

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

   Signature                           Title                     Date
   ---------                           -----                     ----

   TERENCE E. ADDERLEY*                Director                  May 3, 1996
- -------------------------------
   (Terence E. Adderley)


   JAMES K. BAKER*                     Director                  May 3, 1996
- -------------------------------
   (James K. Baker)


   JOHN H. BRYAN*                      Director                  May 3, 1996
- -------------------------------
   (John H. Bryan)


   SIEGFRIED BUSCHMANN*                Director                  May 3, 1996
- -------------------------------
   (Siegfried Buschmann)


   JAMES S. CROWN*                     Director                  May 3, 1996
- -------------------------------
   (James S. Crown)


   MAUREEN A. FAY, O.P.*               Director                  May 3, 1996
- -------------------------------
   (Maureen A. Fay, O.P.)


   CHARLES T. FISHER III*              Director                  May 3, 1996
- -------------------------------
   (Charles T. Fisher III)

   DONALD V. FITES*                    Director                  May 3, 1996
- -------------------------------
   (Donald V. Fites)


   VERNE G. ISTOCK*                    Director and Principal    May 3, 1996
- -------------------------------        Executive Officer
   (Verne G. Istock)


   THOMAS H. JEFFS II*                 Director                  May 3, 1996
- -------------------------------
   (Thomas H. Jeffs II)


   RICHARD A. MANOOGIAN*               Director                  May 3, 1996
- -------------------------------
   (Richard A. Manoogian)


   SCOTT P. MARKS, JR.*                Director                  May 3, 1996
- -------------------------------
   (Scott P. Marks, Jr.)


                                       Director                  May 3, 1996
- -------------------------------
   (William T. McCormick, Jr.)


   EARL L. NEAL*                       Director                  May 3, 1996
- -------------------------------
   (Earl L. Neal)


   JAMES J. O'CONNOR*                  Director                  May 3, 1996
- -------------------------------
   (James J. O'Connor)


   THOMAS E. REILLY, JR.*              Director                  May 3, 1996
- -------------------------------
   (Thomas E. Reilly, Jr.)


   PATRICK G. RYAN*                    Director                  May 3, 1996
- -------------------------------
   (Patrick G. Ryan)


   ADELE SIMMONS*                      Director                  May 3, 1996
- -------------------------------
   (Adele Simmons)


   RICHARD L. THOMAS*                  Director                  May 3, 1996
- -------------------------------
   (Richard L. Thomas)


   DAVID J. VITALE*                    Director                  May 3, 1996
- -------------------------------
   (David J. Vitale)

     ROBERT A. ROSHOLT*          Principal Financial             May  3, 1996
- ----------------------------     Officer
     (Robert A. Rosholt)

     WILLIAM J. ROBERTS*         Principal Accounting            May  3, 1996
- ----------------------------     Officer
     (William J. Roberts)


- --------------------
The undersigned, by signing his name hereto, does hereby sign this Registration Statement on Form S-4 on behalf of each of the above-indicated directors and officers of the Registrant pursuant to a power of attorney signed by such directors and officers.

                                                 /s/ Robert A. Rosholt
                                                 -------------------------
                                                 Robert A. Rosholt
                                                 Attorney-in-Fact

                                 Exhibit Index
                                 -------------

     Exhibit
     Number                          Description of Exhibits
     ------                          -----------------------

     2 Agreement and Plan of Merger, dated as of January 25, 1996, between Barrington Bancorp, Inc. and First Chicago NBD Corporation (included in Part I of this Registration Statement as Appendix I to the Proxy Statement/Prospectus).

     3(a) Restated Certificate of Incorporation of the Registrant (incorporated by reference herein to Exhibit 3(A) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).

     3(b) By-laws of the Registrant (incorporated by reference herein to Exhibit 3(B) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).

    5 Opinion of Counsel to the Registrant as to the legality of the securities being issued.

    8 Opinion of Silver, Freedman & Taff, L.L.P. as to federal income tax matters.

    23(a)      Consent of Arthur Andersen LLP.

    23(b)      Consent of KPMG Peat Marwick LLP.

    23(c) Consent of Counsel to the Registrant (included in Exhibit 5 hereof).

    23(d)      Consent of Silver, Freedman & Taff, L.L.P.

    23(e) Consent of Hovde Financial, Inc. (included in Part I of this Registration Statement as Appendix II to the Proxy
               Statement/Prospectus).

    24         Powers of Attorney.

    99(a)      Form of Proxy for Barrington Bancorp, Inc.

    99(b) Stock Option Agreement, dated as of January 25, 1996, between Barrington Bancorp, Inc. and First Chicago NBD Corporation (incorporated by reference herein to Exhibit B to the Registrant's Schedule 13D dated February 2, 1996 relating to Barrington Bancorp, Inc.).